Form 10-K405, Exhibit 13
period 1994-12-31
COGNEX CORP
filed 1995-03-27
CIK 851205

                                                                    EXHIBIT 13

CHAPTER 3 - FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

SUMMARY
All of the Company's geographic areas contributed to a 44% increase in revenue and net income for the year ended December 31, 1994 over the year ended December 31, 1993. International sales continued to be a significant portion of the Company's business, representing 62% and 60% of revenue in 1994 and 1993, respectively. In 1994, Japanese revenue increased $8.8 million, or 40%, over the prior year, and represented 50% of worldwide revenue. Revenue from Europe represented 11% of worldwide revenue in 1994, compared to 8% in 1993. Domestic revenue increased $6.6 million, or 38%, in 1994 over the prior year. The Cognex 5000 Series vision system, introduced in the first half of 1993, grew to 23% of the Company's revenue in 1994, from 9% in 1993.

The Company's financial position remained strong at December 31, 1994, with working capital increasing 72% from the prior year. During 1994, the Company purchased, renovated, and furnished its 100,000 square foot corporate headquarters for approximately $11.1 million. The facility was occupied in September 1994. In December 1994, the Company completed a second public stock offering of 1,429,608 shares of common stock.

In March 1994, the Company introduced its new "easy-to-use" vision system, known as Checkpoint, and began early shipments in April 1994 to a limited number of customers. In August 1994, the Company released Version 1.2 of Checkpoint and is currently shipping this release to existing and certain additional customers.

The following table sets forth certain consolidated financial data as a percentage of revenue for the years ended December 31, 1994, 1993, and 1992:

                                                           YEAR ENDED DECEMBER 31,
                                                       1994       1993        1992(1)
Revenue                                                100%       100%         100%
Cost of revenue                                         22         24           23
Gross margin                                            78         76           77
Research, development and engineering expenses          16         14           20
Selling, general and administrative expenses            27         28           33
Income from operations                                  35         34           24
Interest income                                          2          3            5
Income before provision for income taxes                37         37           29
Provision for income taxes                              11         11            8
Net income                                              26%        26%          21%

(1) Cost of revenue includes estimated costs in excess of revenue on certain research and development contracts representing three percentage points, and selling, general and administrative expenses include lease termination costs representing one percentage point.

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993:
Revenue for the year ended December 31, 1994 increased 44% to $62,484,000 from $43,371,000 for the year ended December 31, 1993. International revenue amounted to $38,451,000 in 1994, compared to $25,927,000 in 1993, an increase of 48%. Domestic revenue increased 38% for the year ended December 31, 1994 over the prior year. The increase in worldwide revenue is due primarily to the growth of the Company's existing customer base in Japan and the United States, as well as an expanded customer base in Europe. Much of the increased business in Japan results from those customers who export their products, which incorporate Cognex machine vision, to countries in the Pacific Rim, Europe, and the United States. One customer, based in Japan, represented 20% and 24% of revenue for the years ended December 31, 1994 and December 31, 1993, respectively. In addition, over 40 new Original Equipment Manufacturer (OEM) customers and over 65 new end-user customers were added worldwide in 1994. No significant revenues from these new customers are expected until late 1995 or 1996.

The combined sales of the Cognex 2000 and 3000 Series vision systems increased $1,603,000, yet decreased as a percentage of revenue to 27% for the year ended December 31, 1994 from 35% for the year ended December 31, 1993 as a result of the increase in revenue associated with newer products. Sales of the Cognex 4000 Series vision system increased $5,772,000 over the prior year, yet declined as a percentage of revenue to 44% from 50%. Sales of the Cognex 5000 Series vision system represented 23% of revenue in 1994 and 9% of revenue in 1993. Revenue from the 5000 products for the year ended December 31, 1994 increased $10,229,000 over the year ended December 31, 1993.

Gross margin for the year ended December 31, 1994 increased to $48,600,000, or 78% of revenue, from $33,091,000, or 76% of revenue, for the year ended December 31, 1993. The gross margin percentage for the year ended December 31, 1993 reflects a reduction of three percentage points due to certain research and development contracts that were entered into in 1992 and completed in 1993. Gross margin, excluding the impact in 1993 of the research and development contracts, declined to 78% for the year ended December 31, 1994 from 79% for the year ended December 31, 1993. This change is primarily due to higher product sales discounts for volume shipments to certain customers in 1994 and the shift in product sales as a percentage of revenue from the 2000 and 3000 Series vision systems to the 5000 Series vision systems which carry lower unit margins.

Research, development and engineering expenses increased to $9,933,000 for the year ended December 31, 1994 from $6,205,000 for the year ended December 31, 1993. Research, development and engineering expenses as a percentage of revenue were 16% in 1994, compared to 14% in 1993. In 1993, a portion of aggregate research, development and engineering costs were incurred to support research and

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

development contracts that were completed by December 31, 1993. These costs were classified as "Cost of revenue." No such contract activities were in place in 1994. Aggregate costs increased 19% for the year ended December 31, 1994 over the year ended December 31, 1993. The increase in aggregate costs is due primarily to higher personnel costs to support the Company's investment in the research and development of new and existing products.

Selling, general and administrative expenses increased to $16,847,000 for the year ended December 31, 1994 from $12,183,000 for the year ended December 31, 1993. Selling, general and administrative expenses as a percentage of revenue decreased to 27% in 1994 from 28% in 1993. The increase in absolute dollars is primarily due to higher personnel costs, both domestically and internationally, to support the Company's increased revenue and customer base, combined with promotional costs related to the introduction of new products. In addition, strengthening foreign currencies during 1994, primarily in Japan and France, added to the cost of the Company's foreign operations.

Interest income increased to $1,462,000 for the year ended December 31, 1994 from $1,316,000 for the year ended December 31, 1993. The increase in interest income is due primarily to an increased investment base.

The Company's effective tax rate for the year ended December 31, 1994 was 31%, compared to 30% for the year ended December 31, 1993. The increase in the effective tax rate is primarily due to the higher federal statutory rate.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992:
Revenue for the year ended December 31, 1993 increased 51% to $43,371,000 from $28,642,000 for the year ended December 31, 1992. The increase in 1993 is due primarily to increased revenue from the Company's existing Japanese customer base. Many of these Japanese customers experienced growth in 1993 through export sales of their products, which incorporate Cognex machine vision, to countries in the Pacific Rim, Europe, and the United States. Revenue from Japan amounted to $22,133,000 in 1993, compared to $11,458,000 in 1992, an increase of 93%. One customer, based in Japan, represented 24% and 14% of revenue for the years ended December 31, 1993 and December 31, 1992, respectively. In addition, over 40 new OEM customers were added worldwide in 1993. No significant revenues from these new OEM customers are expected until late 1994 or 1995. Revenue from the Cognex 4000 Series vision system increased 165% over the prior year, and represented 50% of revenue for the year ended December 31, 1993. Revenue from the Cognex 5000 Series vision system, the Company's PC plug-in machine vision system introduced in the first half of 1993, represented 9% of revenue in 1993. Revenue outside of the United States accounted for 60% and 49% of revenue for the years ended December 31, 1993 and December 31, 1992, respectively.

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Gross margin for the years ended December 31, 1993 and December 31, 1992 was $33,091,000 and $22,154,000, or 76% and 77% of revenue, respectively. The gross margin percentage for each year reflects a reduction of three percentage points due to certain research and development contracts entered into during 1992. Gross margin decreased one percentage point from 1992 to 1993, resulting primarily from a decrease in product gross margin. Product gross margin for the year ended December 31, 1993 decreased slightly to 81% from 82% for the year ended December 31, 1992. The decline in product gross margin is primarily due to a shift in product sales from the 2000 and 3000 Series vision systems to the 4100, 4200 and 5000 Series vision systems which carry lower unit margins. Combined sales of the 2000/ 3000 products decreased 13%, as the 4000/5000 products increased 212% for the year ended December 31, 1993, compared to the year ended December 31, 1992.

Research, development and engineering expenses increased to $6,205,000 for the year ended December 31, 1993 from $5,622,000 for the year ended December 31, 1992. The increase in expenses is due primarily to an increase in engineering personnel and higher levels of depreciation due to purchases of computer equipment to support the Company's investment in the research and development of new and existing products. As a percentage of revenue, research, development and engineering expenses decreased to 14% for the year ended December 31, 1993, compared to 20% for the corresponding period in 1992. The decrease in expenses as a percentage of revenue is due primarily to increased revenue in 1993.

A portion of aggregate research, development and engineering costs are incurred to support research and development contracts. These costs are classified as "Cost of revenue." On an aggregate basis, research, development and engineering costs increased to $8,335,000 from $5,959,000 for the years ended December 31, 1993 and December 31, 1992, respectively. In addition to the increase in engineering personnel and depreciation of computer equipment noted above, the increase in aggregate costs is due to utilization of outside consultants, outside design services, and purchase of material supplies to support the research and development contracts. During 1993, the Company also spent a significant portion of its research, development and engineering efforts on developing Checkpoint, the Company's new "easy-to-use" vision system. More than 25% of the aggregate research, development and engineering costs for 1993 were attributable to the Checkpoint project, and at December 31, 1993, there were approximately fifteen engineers working on the Checkpoint project.

Selling, general and administrative expenses increased to $12,183,000 from $9,565,000 for the years ended December 31, 1993 and December 31, 1992, respectively. Selling, general and administrative expenses as a percentage of revenue decreased to 28% in 1993 from 33% in 1992. The increase in absolute dollars is primarily due to higher personnel costs, both domestically and internationally, to support the Company's increased operations. In addition, the strengthening Japanese yen during 1993 added to the cost of the Company's Japanese operations.

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Interest income decreased to $1,316,000 for the year ended December 31, 1993 from $1,437,000 for the year ended December 31, 1992. The decrease in interest income is due primarily to lower interest rates.

The Company's effective tax rate for the year ended December 31, 1993 increased to 30%, compared to 28% for the year ended December 31, 1992. The increase in the effective tax rate is primarily due to the diminishing effect of tax exempt interest and tax credits on the effective tax rate as profit before taxes increases.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital and other cash requirements during the year ended December 31, 1994 were met through cash flow generated from operations. Working capital at December 31, 1994 was $88,512,000, an increase of $36,907,000 from the working capital balance at December 31, 1993. Cash and investments increased $36,899,000 from December 31, 1993 as a result of cash generated from operations and the net proceeds from a second public stock offering of the Company's common stock, offset by the purchase, renovation, and furnishing, for cash, of the Company's new corporate headquarters.

At December 31, 1994, the Company had no outstanding short-term or long-term debt. The Company has a $1,000,000 unsecured demand line of credit with a bank, which is available through August 15, 1995. There have been no borrowings under the line of credit.

Capital expenditures consist primarily of computer hardware and software equipment, along with renovations and furnishings related to the Company's new corporate headquarters. Capital expenditures in the year ended December 31, 1994 were $13,119,000, all of which were funded out of current operations. The Company moved into its new corporate headquarters in September 1994. Cash requirements for the purchase, renovation, and furnishings related to the new corporate headquarters totaled approximately $11,100,000, substantially all of which had been paid as of December 31, 1994.

The Company believes that the existing cash and investment balances, together with cash generated from operations, will be sufficient to meet the Company's working capital and capital expenditure requirements through 1995.

FINANCIAL STATEMENTS

COGNEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                             YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share amounts)      1994            1993           1992
Revenue                                             $62,484        $43,371         $28,642
Cost of revenue                                      13,884         10,280           6,488
Gross margin                                         48,600         33,091          22,154
Research, development and engineering expenses        9,933          6,205           5,622
Selling, general and administrative expenses         16,847         12,183           9,565
Income from operations                               21,820         14,703           6,967
Interest income                                       1,462          1,316           1,437
Income before provision for income taxes             23,282         16,019           8,404
Provision for income taxes                            7,210          4,871           2,311
Net income                                          $16,072        $11,148        $  6,093
Net income per share                                $   .87        $   .63        $    .35
Weighted average common shares outstanding           18,575         17,834          17,406

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL STATEMENTS

COGNEX CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                                     DECEMBER 31,
(Dollars in thousands)                                             1994       1993
Assets
Current assets:
  Cash and cash equivalents                                     $ 56,326    $21,833
  Investments                                                     25,169     22,763
  Accounts receivable, less reserves of $684
    and $597 in 1994 and 1993, respectively                        9,151      7,358
  Inventories                                                      4,439      2,981
  Deferred income taxes                                            1,463      1,019
  Prepaid expenses and other                                       1,195      1,400
    Total current assets                                          97,743     57,354
Property, plant and equipment, net                                14,503      3,104
Other assets                                                         593        352
                                                                $112,839    $60,810

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                              $  1,284    $   442
  Accrued expenses                                                 5,135      3,591
  Accrued income taxes                                             1,674        953
  Customer deposits                                                  744        677
  Deferred revenue                                                   394         86
    Total current liabilities                                      9,231      5,749

Stockholders' equity:
  Common stock, $.002 par value -
    Authorized: 25,000,000 shares, issued: 18,751,935
      and 17,012,705 shares in 1994 and 1993, respectively            38         34
  Additional paid-in capital                                      53,633     20,887
  Cumulative translation adjustment                                  (53)        30
  Retained earnings                                               50,482     34,410
  Treasury stock, at cost, 30,878 and 20,946 shares
    in 1994 and 1993, respectively                                  (492)      (300)
    Total stockholders' equity                                   103,608     55,061
                                                                $112,839    $60,810


The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL STATEMENTS

COGNEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                     1994     1993        1992

Cash flows from operating activities:
  Net income                                              $16,072   $11,148   $6,093
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                         1,754     1,272      924
      Tax benefit from exercise of stock options            1,192     1,152      605
      Changes in current assets and current liabilities:
        Accounts receivable                                (1,785)   (3,884)     679
        Inventories                                        (1,458)   (1,341)    (556)
        Deferred income taxes                                (444)       70     (272)
        Prepaid expenses and other                            225      (121)    (513)
        Accounts payable                                      833       172      (36)
        Accrued expenses                                    1,508       643      319
        Accrued income taxes                                  707      (159)    (100)
        Customer deposits                                      67    (1,353)     348
        Deferred revenue                                      308      (443)     271
  Net cash provided by operating
    activities                                             18,979     7,156    7,762

Cash flows from investing activities:
  Purchase of investments                                 (19,504)  (17,966) (24,181)
  Maturities of investments                                17,098    18,300   21,099
  Purchase of property, plant
    and equipment                                         (13,119)   (1,765)  (1,488)
  (Increase) decrease in other
    assets                                                   (199)       82     (175)
  Net cash used in investing
    activities                                            (15,724)   (1,349)  (4,745)

Cash flows from financing activities:
  Net proceeds from second public
    offering of common stock                               29,837
  Proceeds from issuance of
    stock under stock option and
    stock purchase plans                                    1,529     1,621      429
  Repurchase of common stock                                                  (2,472)
  Net cash provided by (used in)
    investing activities                                   31,366     1,621   (2,043)
Effect of exchange rate changes
  on cash                                                    (128)      (18)
Net increase in cash and cash
  equivalents                                              34,493     7,410      974
Cash and cash equivalents at
  beginning of year                                        21,833    14,423   13,449
Cash and cash equivalents at
  end of year                                             $56,326   $21,833  $14,423

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL STATEMENTS

COGNEX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL   CUMULATIVE                                   TOTAL
                                                COMMON STOCK      PAID-IN    TRANSLATION   RETAINED   TREASURY STOCK   STOCKHOLDERS'
(Dollars in thousands)                        SHARES    AMOUNT    CAPITAL     ADJUSTMENT   EARNINGS  SHARES    AMOUNT     EQUITY
Balance at December 31, 1991                 8,441,556    $17    $19,269       $ (1)       $17,169                       $ 36,454

 Issuance of stock under stock option
   and stock purchase plans                    100,253               429                                                      429
 Tax benefit from exercise of stock options                          605                                                      605
 Repurchase of common stock                                                                           227,100  $(2,472)    (2,472)
 Retirement of treasury stock                 (227,100)           (2,472)                            (227,100)   2,472
 Translation adjustment                                                           1                                             1
 Net income                                                                                  6,093                          6,093
Balance at December 31, 1992                 8,314,709     17     17,831                    23,262                         41,110

 Issuance of stock under stock option
   and stock purchase plans                    209,262             1,921                                                    1,921
 Tax benefit from exercise of stock options                        1,152                                                    1,152
 Common stock received for payment of
   stock option exercises                                                                              20,946     (300)      (300)
 Stock issued to effect stock split          8,488,734     17        (17)
 Translation adjustment                                                          30                                            30
 Net income                                                                                 11,148                         11,148
Balance at December 31, 1993                17,012,705     34     20,887         30         34,410     20,946     (300)    55,061

Second public offering of common stock,
   net of offering costs of $299             1,429,608      3     29,834                                                   29,837
 Issuance of stock under stock option
   and stock purchase plans                    309,622      1      1,720                                                    1,721
 Tax benefit from exercise of stock options                        1,192                                                    1,192
 Common stock received for payment of
   stock option exercises                                                                               9,932     (192)      (192)
 Translation adjustment                                                         (83)                                          (83)
 Net income                                                                                 16,072                         16,072
Balance at December 31, 1994                18,751,935    $38    $53,633       $(53)       $50,482     30,878  $  (492)  $103,608


The accompanying notes are an integral part of these consolidated financial statements.

                      20                                                      21

FINANCIAL STATEMENTS

COGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the application of certain accounting policies described in this and other notes to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries (the "Company"), all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to be consistent with the current year's presentation.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustments are reported as a separate component of stockholders' equity.

The Company enters into transactions denominated in foreign currencies and includes the exchange gain or loss arising from such transactions in current operations. In certain instances, the Company enters into forward exchange contracts to hedge specific commitments against foreign currency fluctuations. The forward exchange contracts are for periods consistent with its committed exposure and require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at the inception of the contracts. The Company had approximately $1,269,000 and $1,400,000 of foreign exchange contracts outstanding, all of which were in Japanese yen, at December 31, 1994 and 1993, respectively.

REVENUE RECOGNITION
Revenue from product sales and software licenses is recognized upon shipment. Revenue for research and development contracts is recognized on the percentage-of-completion method. Losses on contracts, if any, are provided for in the period in which the loss is determined. Deferred revenue and customer deposits arise from billings in advance of performance and are recognized as revenue during the period in which performance occurs. Service and maintenance revenue is recognized as earned.

RESEARCH AND DEVELOPMENT
Research and development costs are charged to expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized until the product is available for general release to customers. The Company has not capitalized any software costs to date.

FINANCIAL STATEMENTS

COGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK
A significant portion of the Company's sales and receivables are from customers in the electronics and semiconductor industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, the Company has not experienced any significant losses related to the collection of accounts receivable.

CASH EQUIVALENTS AND INVESTMENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Investments are those with maturities in excess of three months and are stated at amortized cost, which approximates fair value. The Company invests its excess cash in commercial paper and debt instruments of U.S. and state government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents and investments.

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS No. 115 had no effect on the Company's financial position or results of operations.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. The building's useful life is 39 years, building improvements' useful lives are ten years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are charged to expense when incurred; additions and improvements are capitalized. Upon retirement or sale, the cost of the assets are disposed of and the related accumulated depreciation is removed from the accounts, with any resulting gain or loss included in the determination of net income.

INCOME TAXES
The Company accounts for income taxes according to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes when utilized.

FINANCIAL STATEMENTS

CONGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE
Net income per share is calculated based upon the weighted average number of common and dilutive common equivalent shares outstanding during the period. Primary and fully diluted earnings per share are not materially different for each of the years presented. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

INVESTMENTS
At December 31, 1994, all of the Company's investments were determined to be "available for sale" and fair value was not materially different from amortized cost. Municipal obligations at December 31, 1994 amounted to $25,169,000, of which $18,318,000 have a contractual maturity of one year or less and $6,851,000 have a contractual maturity greater than one year. The municipal obligations with contractual maturities greater than one year are classified as current assets because the Company has the option to liquidate these investments in the short-term.

INVENTORIES
Inventories consist of the following:
                                                          DECEMBER 31,
(In thousands)                                           1994      1993
Raw materials                                           $2,476    $1,580
Work-in-process                                          1,604     1,137
Finished goods                                             359       264
                                                        $4,439    $2,981

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:
                                                          DECEMBER 31,
(In thousands)                                           1994      1993
Land                                                   $   800
Building                                                 7,836
Building improvements                                    1,107
Computer hardware and software                           8,772   $ 6,526
Furniture and fixtures                                   1,298       317
Leasehold improvements                                     250       242
                                                        20,063     7,085
Less:  accumulated depreciation and amortization        (5,560)   (3,981)
                                                       $14,503   $ 3,104


FINANCIAL STATEMENTS

COGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCRUED EXPENSES
Accrued expenses consist of the following:
                                                               DECEMBER 31,
(In thousands)                                               1994       1993
Bonus                                                      $1,730      $1,253
Payroll and related costs                                   1,180         760
Warranty                                                      796         255
Professional fees                                             764         644
Lease termination costs                                                   344
Other                                                         665         335
                                                           $5,135      $3,591

LINE OF CREDIT
At December 31, 1994, the Company had a line of credit with a bank providing for borrowings up to $1,000,000 through August 15, 1995. Borrowings under the line bear interest at the prime rate (8.5% at December 31, 1994) and are unsecured. There have been no borrowings under the line of credit.

INCOME TAXES
The provision for income taxes in the accompanying consolidated statements of income consists of the following:
                                                         DECEMBER 31,
(In thousands)                                1994        1993         1992
Current:
    Federal                                  $6,960      $3,935        $2,041
    State                                       452         704           369
    Foreign                                     243         162           173
                                              7,655       4,801         2,583

Deferred:
    Federal                                    (365)         15           (37)
    State                                       (80)         55          (235)
                                             $7,210      $4,871        $2,311


FINANCIAL STATEMENTS

COGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES (CONTINUED)
A reconciliation of the provision for income taxes at the federal statutory rate is as follows:
                                                          DECEMBER 31,
(In thousands)                                  1994         1993       1992
Provision for income taxes at
  federal statutory rate                         35%          34%        34%
State income taxes, net of federal benefit        2            2          4
Excess foreign tax rates                                       1          2
Foreign Sales Corporation benefit                (3)          (3)        (3)
Tax-exempt investment income                     (2)          (2)        (5)
Tax credit utilization                           (1)          (2)        (4)
Provision for income taxes                       31%          30%        28%


The components of the net deferred tax asset in the accompanying consolidated balance sheets are as follows:
                                                             DECEMBER 31,
(In thousands)                                             1994       1993
Deferred tax asset                                        $1,579     $1,093
Deferred tax liability                                      (116)       (74)
                                                          $1,463     $1,019

The Company believes that it is more likely than not that the net deferred tax asset will be recognized; therefore, no valuation allowance is considered necessary at December 31, 1994 and 1993.

Deferred income taxes reflect the tax impact of temporary differences
(primarily reserves) between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.
The tax effects of the principal items making up the net deferred tax asset are as follows:
                                                             DECEMBER 31,
(In thousands)                                             1994       1993
Vacation, bad debt and other                              $  970     $  566
Inventory, warranty and other                                633        301
Depreciation                                                (100)        (4)
Lease termination costs                                                 132
Other deferred tax assets and liabilities                    (40)        24
                                                          $1,463     $1,019

FINANCIAL STATEMENTS

COGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


LEASES
The Company conducts some of its operations in leased facilities. These lease agreements expire at various dates through 2002 and are accounted for as operating leases. Annual rent expense approximated $1,378,000 in 1994, $1,440,000 in 1993, and $1,115,000 in 1992. Future minimum lease commitments under these agreements are as follows at December 31, 1994 (in thousands):

                YEAR            AMOUNT
                1995            $  818
                1996               504
                1997                98
                1998                47
                1999                47
          Thereafter               142
                                $1,656

STOCKHOLDERS' EQUITY

COMMON AND PREFERRED STOCK
On August 30, 1993, the Company announced a two-for-one stock split, effected in the form of a stock dividend, payable September 30, 1993 to stockholders of record at the close of business September 13, 1993. Accordingly, $17,000 representing the par value of the additional shares issued was transferred from additional paid-in capital to common stock. These financial statements and related notes have been retroactively adjusted, as appropriate, to reflect the two-for-one stock split. In December 1994, the Company completed a second public stock offering of 1,429,608 shares of common stock.

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

STOCK OPTION PLANS
At December 31, 1994, the Company had 7,836,000 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 plan, 176,000; the 1993 Director plan, 160,000; and the 1993 plan, 2,500,000. The 1984 plan, which expired on April 18, 1994, had 5,000,000 shares approved and granted. During 1994, there were no additions or amendments to these plans. All options granted in 1994, 1993, and 1992 were at fair market value on the dates of grant except for the 1993 Director plan and certain other grants in December 1993, in which options were granted above the fair market value. Options vest over various periods, not exceeding six and one quarter years and expire no later than fifteen years from the date of grant.

FINANCIAL STATEMENTS

COGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDERS EQUITY (CONTINUED)
Information concerning stock options for the three years ending December 31, 1994 is as follows:
                                                                            OPTION PRICE
                                                NUMBER OF SHARES             PER SHARE
Outstanding at December 31, 1991                    1,709,810           $  .40   -   14.66

Options granted                                     1,940,200             5.25   -   13.91
Options exercised                                    (150,754)             .40   -    4.88
Options cancelled                                  (1,229,950)            1.00   -   14.66

Outstanding at December 31, 1992                    2,269,306              .46   -   14.03

Options granted                                     2,114,300             9.38   -   16.25
Options exercised                                    (367,290)             .46   -   13.25
Options cancelled                                    (107,500)            3.69   -   14.13

Outstanding at December 31, 1993                    3,908,816             1.00   -   16.25

Options granted                                       394,050            13.38   -   25.63
Options exercised                                    (293,550)            1.00   -   15.97
Options cancelled                                     (67,900)            6.00   -   19.25

Outstanding at December 31, 1994                    3,941,416           $ 1.00   -   25.63

There were 892,602 exercisable options at December 31, 1994.

EMPLOYEE STOCK PURCHASE PLAN
Under the Company's Employee Stock Purchase Plan, all employees who have completed at least six months of continuous service in the employ of the Company may purchase common stock semi-annually at the lower of 85% of fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold stock purchased through the Employee Stock Purchase Plan for a period of one year from the date of exercise. Common stock reserved for future sales totaled 116,179 shares at December 31, 1994. There were 8,025 shares sold at $11.69 per share in June 1994, and 7,815 shares sold at $12.01 per share in December 1994.

FINANCIAL STATEMENTS

CONGNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE SAVINGS PLAN
The Company's Employee Savings Plan (the 401(k) Plan), a defined contribution plan, is available to all employees who have attained age 21. Eligible employees may contribute from 1% to 15% of their salary on a pre-tax basis. Employer contributions are at the discretion of management. The Company made no contributions to the 401(k) Plan in 1993 and 1992. In December 1994, the Company approved a $150,000 contribution to the 401(k) Plan to be distributed in February 1995 to employees of the Company as of December 31, 1994.

SUPPLEMENTAL STATEMENTS OF CASH FLOWS INFORMATION
Cash paid for income taxes approximated $5,844,000 in 1994, $3,570,000 in 1993, and $2,473,000 in 1992.

In 1994, the Company retired certain fully-amortized leasehold improvements amounting to $211,000 in connection with leases which expired during the year.

In 1994 and 1993, the Company received common stock as payment for stock option exercises totaling $192,000 and $300,000, respectively.

SIGNIFICANT CUSTOMERS AND EXPORT SALES
During the years ended December 31, 1994, 1993, and 1992, one customer accounted for $12,655,000, $10,340,000, and $3,911,000, or 20%, 24%, and 14%,
respectively, of revenue.

The following summarizes export sales:
                                            DECEMBER 31,
(In thousands)                   1994            1993            1992
United States                   $24,033         $17,444         $14,545
Export:
        Japan                    30,919          22,133          11,458
        Europe                    7,011           3,325           2,417
        All other                   521             469             222
                                $62,484         $43,371         $28,642

FINANCIAL STATEMENTS

COGNEX CORPORATION
REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

We have audited the accompanying consolidated balance sheets of Cognex Corporation as of December 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation as of December 31, 1994 and 1993 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Boston, Massachusetts
January 23, 1995

CHAPTER 4 - SELECTED FINANCIAL DATA

COGNEX CORPORATION
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
                                                                  YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                1994      1993     1992(1)   1991      1990
Statements of Income Data:
  Revenue                                             $62,484   $43,371   $28,642   $31,548   $23,558
  Cost of revenue                                      13,884    10,280     6,488     5,879     4,287
  Gross margin                                         48,600    33,091    22,154    25,669    19,271
  Research, development and
    engineering expenses                                9,933     6,205     5,622     4,362     3,779
  Selling, general and
    administrative expenses                            16,847    12,183     9,565     8,694     6,768
  Income from operations                               21,820    14,703     6,967    12,613     8,724
  Interest income                                       1,462     1,316     1,437     1,399     1,263
  Income before provision for
    income taxes                                       23,282    16,019     8,404    14,012     9,987
  Provision for income taxes                            7,210     4,871     2,311     4,520     3,466
  Net income                                          $16,072   $11,148   $ 6,093   $ 9,492   $ 6,521
  Net income per share (2)                            $   .87   $   .63   $   .35   $   .54   $   .38
  Weighted average common
    shares outstanding (2)                             18,575    17,834    17,406    17,647    17,239

                                                                        DECEMBER 31,
(In thousands)                                          1994      1993     1992     1991        1990
Balance Sheet Data:
    Working capital                                  $ 88,512   $51,605   $38,123   $34,206   $21,907
    Total assets                                      112,839    60,810    47,987    42,529    28,181
    Long-term obligations                                   -         -         -         -         -
    Stockholders' equity                              103,608    55,061    41,110    36,454    23,836

(1) Cost of revenue includes $719,000 of estimated costs in excess of revenue on certain research and development contracts, and selling, general and administrative expenses include lease termination costs of $344,000.

(2) Adjusted for the 2-for-1 stock split effective September 30, 1993.


SELECTED FINANCIAL DATA

COGNEX CORPORATION
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                                        QUARTER ENDED
                                                APRIL 3,        JULY 3,         OCTOBER 2,      DECEMBER 31,
(In thousands, except per share amounts)          1994           1994             1994              1994
Revenue                                         $12,838         $14,950         $16,592            $18,104
Gross margin                                     10,028          11,616          12,761             14,195
Income from operations                            4,240           4,995           5,875              6,710
Net income                                        3,197           3,680           4,290              4,905
Net income per share(1)                             .17             .20             .23                .26
Common stock prices:(1)
                High                             28              22 1/4          22 1/4             27 3/8
                Low                              13 1/2          11 3/4          13 3/4             16 1/2

                                                                        QUARTER ENDED
                                                APRIL 4,        JULY 4,         OCTOBER 3,      DECEMBER 31,
(In thousands, except per share amounts)          1993           1993             1993              1993
Revenue                                         $  8,842        $10,405         $11,846            $12,278
Gross margin                                       6,587          8,011           9,031              9,462
Income from operations                             2,631          3,373           4,159              4,540
Net income                                         2,149          2,571           3,055              3,373
Net income per share(1)                              .12            .14             .17                .19
Common stock prices:(1)
                High                              13 1/8         14 3/8          17 5/8                 17
                Low                                9 1/4         10 5/8          13 7/8                 11

(1) Adjusted for the 2-for-1 stock split effective September 30, 1993.

CHAPTER 5 - COMPANY INFORMATION

GENERAL INFORMATION

TRANSFER AGENT
The First National Bank of Boston
Boston, Massachusetts

GENERAL COUNSEL
Hutchins, Wheeler & Dittmar
Boston, Massachusetts

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand  L.L.P.
Boston, Massachusetts

FORM 10-K
A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon written request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, Massachusetts  01760

The Company's common stock is traded on The NASDAQ System Market, under the symbol CGNX. As of February 3, 1995, there were approximately 4,500 registered and non-registered holders of the Company's common stock.

No dividends on the Company's common stock were paid during 1994 and 1993.