Form 10-K, Exhibit 13
period 1995-12-31
COGNEX CORP
filed 1996-03-28
CIK 851205

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

All of the Company's major geographic areas grew in excess of 55% to contribute to a 67% increase in worldwide revenue for the year ended December 31, 1995 over the year ended December 31, 1994. Net income, excluding the impact of a charge for acquired in-process technology in the third quarter of 1995, increased 107% over the prior year. Sales to international customers continued to be a significant portion of the Company's business, representing 59% of revenue in 1995 and increasing 61% over the prior year. Sales to domestic customers increased 77% over the prior year.

The Company's financial position remained strong at December 31, 1995, with working capital growing to $119,402,000, an increase of $30,783,000 from the working capital balance at December 31, 1994. In 1995, the Company purchased an 83,000 square-foot building adjacent to its corporate headquarters and began work on a planned 50,000 square-foot addition to its existing headquarters building to accommodate anticipated growth. Also in 1995, the Company acquired Acumen, Inc., a developer of machine vision systems for semiconductor wafer identification.

On February 29, 1996, the Company acquired Isys Controls, Inc., a developer of ultra-high performance systems that automatically detect and classify surface flaws and defects on a variety of high value-added materials. Under the terms of the acquisition, to be accounted for as a pooling of interests, the Company exchanged 1.4 million common shares for all of the outstanding common stock of Isys. Isys' historical financial position and results of operations are not significant compared to the Company's financial position and results of operations.

The following table sets forth certain consolidated financial data as a percentage of revenue for the years ended December 31, 1995, 1994, and 1993:

                                                          YEAR ENDED DECEMBER 31,
                                                          1995     1994     1993
                                                          ----------------------
Revenue                                                   100%     100%     100%
Cost of revenue                                            22       22       24
                                                          ---------------------
Gross margin                                               78       78       76
Research, development and engineering expenses             13       16       14
Selling, general and administrative expenses               23       27       28
Charge for acquired in-process technology(1)                9       --       --
                                                          ---------------------
Income from operations                                     33       35       34
Interest income                                             3        2        3
                                                          ---------------------
Income before provision for income taxes                   36       37       37
Provision for income taxes                                 14       11       11
                                                          ---------------------
Net income                                                 22%      26%      26%
                                                          ---------------------


(1) Charge from the write-off of acquired in-process technology in connection with the acquisition of Acumen, Inc.


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994:
Revenue for the year ended December 31, 1995 increased 67% to $104,543,000 from $62,484,000 for the year ended December 31, 1994. Contributing to the revenue increase, each of the Company's major geographic areas, the United States, Japan, and Europe, grew in excess of 55% from the prior year. Revenue from international customers amounted to $61,924,000 in 1995, compared to $38,451,000 in 1994, an increase of 61%. Revenue from domestic customers increased 77% over the prior year.

The increase in worldwide revenue is due primarily to increased volume generated from Original Equipment Manufacturer (OEM) customers. Sales to OEM customers increased $29,792,000, or 60%, from the prior year and over 50 new OEM customers were added worldwide in 1995. OEM relationships typically take two to five years to reach significant sales and volume levels. In addition, sales to factory floor customers increased $12,267,000, or 96%, from the prior year and grew to 24% of revenue in 1995 from 20% of revenue in 1994. Over 140 new factory floor customers were added worldwide in 1995.

The combined sales of the Cognex 2000 and 3000 Series vision systems increased $5,450,000, yet decreased as a percentage of revenue to 21% for the year ended December 31, 1995 from 27% for the year ended December 31, 1994. Sales of the Cognex 4000 Series vision system increased $12,580,000, yet decreased as a percentage of revenue to 38% in 1995 from 44% in 1994. Sales of the Cognex 5000 Series vision system increased $14,720,000 and grew to 28% of revenue in 1995 from 23% of revenue in 1994. The decline in sales as a percentage of revenue of the Cognex 2000, 3000, and 4000 products and the increase in sales as a percentage of revenue of the Cognex 5000 products reflects the transition to newer products. Checkpoint, the Company's "easy-to-use" vision system designed for the factory floor marketplace which was introduced in 1994, grew to 5% of the Company's revenue in 1995.

Gross margin as a percentage of revenue was consistent for the year ended December 31, 1995 compared to the year ended December 31, 1994, representing 78% of revenue in both years.

Research, development and engineering expenses increased to $13,190,000 for the year ended December 31, 1995 from $9,933,000 for the year ended December 31, 1994. Expenses as a percentage of revenue were 13% in 1995 compared to 16% in 1994. The increase in aggregate costs is due primarily to higher personnel-related costs to support the Company's investment in the research and development of new and existing products. In 1995, the number of employees engaged in research, development and engineering activities increased by 39% over the prior year. The decrease in expenses as a percentage of revenue is due to revenue growth outpacing the investment in research and development.

Selling, general and administrative expenses increased to $23,973,000 for the year ended December 31, 1995 from $16,847,000 for the year ended December 31, 1994. Expenses as a percentage of revenue were 23% in 1995 compared to 27% in 1994. The increase in aggregate costs is due primarily to higher personnel-related costs, both domestically and internationally, to support the Company's worldwide sales

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

effort, in addition to costs related to fluctuations in foreign currency exchange rates. In 1995, the number of employees engaged in sales, marketing, and support activities increased by 36% over the prior year.

As discussed in the Notes to Consolidated Financial Statements, on July 21, 1995, the Company acquired Acumen, Inc. for approximately $14,000,000. $10,189,000 of the purchase price was allocated to in-process technology, which was charged to expense in the third quarter of 1995. This charge is not deductible for tax purposes. The Company expects to invest considerable additional development efforts related to the in-process technology to add functionality, increase hardware performance, and conform and integrate the technology to the Company's product standards. These expenditures are expected to be paid out through 1996 with anticipated funding from cash flow generated from operations and are not expected to significantly impact the planned level of research and development expenditures.

Interest income increased to $2,965,000 for the year ended December 31, 1995 from $1,462,000 for the year ended December 31, 1994. The increase in interest income is due primarily to an increased investment base.

The Company's effective tax rate for the year ended December 31, 1995 was 39%, compared to 31% for the year ended December 31, 1994. The increase in the effective tax rate is due primarily to the impact of a $10,189,000 charge for acquired in-process technology which had no associated tax benefit.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993:
Revenue for the year ended December 31, 1994 increased 44% to $62,484,000 from $43,371,000 for the year ended December 31, 1993. Revenue from international customers amounted to $38,451,000 in 1994, compared to $25,927,000 in 1993, an increase of 48%. Revenue from domestic customers increased 38% over the prior year. The increase in worldwide revenue is due primarily to the growth of the Company's existing customer base in Japan and the United States, as well as an expanded customer base in Europe. Much of the increased business in Japan results from those customers who export their products, which incorporate Cognex machine vision, to countries in the Pacific Rim, Europe, and the United States. One customer, based in Japan, represented 20% and 24% of revenue for the years ended December 31, 1994 and December 31, 1993, respectively. In addition, over 40 new Original Equipment Manufacturer (OEM) customers and over 65 new factory floor customers were added worldwide in 1994. No significant revenues from these new customers are expected until late 1995 or 1996.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

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

Research, development and engineering expenses increased to $9,933,000 for the year ended December 31, 1994 from $6,205,000 for the year ended December 31, 1993. Research, development and engineering expenses as a percentage of revenue were 16% in 1994 compared to 14% in 1993. In 1993, a portion of aggregate research, development and engineering costs were incurred to support research and development contracts that were completed by December 31, 1993. These costs were classified as "Cost of revenue." No such contract activities were in place in 1994. Aggregate costs increased 19% for the year ended December 31, 1994 over the year ended December 31, 1993. The increase in aggregate costs is due primarily to higher personnel costs to support the Company's investment in the research and development of new and existing products.

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

LIQUIDITY AND CAPITAL RESOURCES
The Company's cash requirements during the year ended December 31, 1995 were met through cash flow generated from operations. Working capital at December 31, 1995 was $119,402,000, an increase of $30,783,000 from the working capital balance at December 31, 1994. Cash and investments increased

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

$9,145,000 from December 31, 1994 primarily as a result of $21,835,000 of cash generated from operations and $4,430,000 of proceeds from the issuance of stock under stock option and stock purchase plans, offset by $10,503,000 of capital expenditures and $6,654,000 in cash paid as part of the cost to acquire Acumen, Inc. Cash generated from operations includes net income adjusted primarily for the effects of the charge for acquired in-process technology, the tax benefit from the exercise of stock options, and depreciation and amortization, offset by increases in current assets, primarily accounts receivable and inventories.

As discussed in the Notes to Consolidated Financial Statements, the Company is transitioning to a third-party contractor for the majority of its manufacturing operations. As a result, the Company's inventory levels may decline in 1996. At December 31, 1995, the Company had unconditional obligations to purchase approximately $2,317,000 of inventory from the third-party contractor within 60 days.

At December 31, 1995, the Company had no outstanding short-term or long-term debt. The Company has a $1,000,000 unsecured demand line of credit with a bank which is available through November 15, 1996. There have been no borrowings under the line of credit.

Capital requirements consist primarily of expenditures for computer hardware and software equipment, along with expenditures related to the expansion of the Company's office space to accommodate anticipated growth. Capital expenditures for the year ended December 31, 1995 amounted to $10,503,000, all of which were funded out of current operations. Included in these capital expenditures was the purchase of an 83,000 square-foot office building adjacent to the Company's corporate headquarters for $5,300,000 in cash. The building is occupied with tenants who have lease commitments that expire at various dates through the year 2000. The Company will oversee these lease commitments until it is ready to take occupancy. Also in 1995, the Company began work on a planned 50,000 square-foot addition to its headquarters building. Future cash requirements related to the addition are anticipated to approximate between $5,000,000 and $6,000,000 and are expected to be paid out through the first quarter of 1997 with anticipated funding from cash generated from operations.

On July 21, 1995, the Company acquired Acumen, Inc. for approximately $14,000,000. The purchase price includes $8,452,000 in cash, $6,654,000 of which was paid out in 1995, with the remaining balance to be paid out through the year 2000.

The Company believes that the existing cash and investment balances, together with cash generated from operations, will be sufficient to meet the Company's planned working capital and capital expenditure requirements through 1996, including potential business acquisitions.

In November 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company intends to adopt the disclosure requirements of SFASNo. 123 for the year ended December 31, 1996; therefore, the adoption will have no impact on the Company's financial position or results of operations.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF INCOME


                                                      YEAR ENDED DECEMBER 31,

(Dollars in thousands, except per share amounts)     1995        1994      1993
---------------------------------------------------------------------------------
Revenue                                            $104,543   $ 62,484   $ 43,371

Cost of revenue                                      22,543     13,884     10,280
                                                   ------------------------------
Gross margin                                         82,000     48,600     33,091

Research, development and engineering expenses       13,190      9,933      6,205

Selling, general and administrative expenses         23,973     16,847     12,183

Charge for acquired in-process technology            10,189
                                                   ------------------------------
Income from operations                               34,648     21,820     14,703

Interest income                                       2,965      1,462      1,316
                                                   ------------------------------
Income before provision for income taxes             37,613     23,282     16,019

Provision for income taxes                           14,579      7,210      4,871
                                                   ------------------------------
Net income                                         $ 23,034   $ 16,072   $ 11,148
                                                   ==============================
Net income per common and common equivalent share:

     Primary                                       $    .55   $    .43   $    .31
                                                   ==============================
     Fully diluted                                 $    .54   $    .42   $    .31
                                                   ==============================
Weighted average common and common equivalent
     shares outstanding:

     Primary                                         41,952     37,150     35,668
                                                   ==============================
     Fully diluted                                   42,608     37,924     35,674
                                                   ==============================



The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED BALANCE SHEETS


                                                                    DECEMBER 31,
(Dollars in thousands)                                           1995        1994
-----------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                    $ 23,911    $ 56,326
  Investments                                                    66,729      25,169
  Accounts receivable, less reserves of $709
    and $684 in 1995 and 1994, respectively                      24,312       9,082
  Inventories                                                    12,567       4,439
  Deferred income taxes                                           1,811       1,570
  Prepaid expenses and other                                      6,463       1,264
                                                               --------------------
   Total current assets                                         135,793      97,850
                                                               --------------------
Property, plant and equipment, net                               22,133      14,503
Other assets                                                      4,169         593
Deferred income taxes                                                77
                                                               --------------------
                                                               $162,172    $112,946
                                                               ====================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                             $  2,775    $  1,284
  Accrued expenses                                                9,333       5,135
  Accrued income taxes                                            3,111       1,674
  Customer deposits                                                 867         744
  Deferred revenue                                                  305         394
                                                               --------------------
    Total current liabilities                                    16,391       9,231
                                                               --------------------
Other liabilities                                                 1,865
Deferred income taxes                                                           107
Commitments (see Notes to Consolidated Financial Statements)

Stockholders' equity:
  Common stock, $.002 par value -
    Authorized: 120,000,000 shares, issued: 39,039,675
      and 37,503,870 shares in 1995 and 1994, respectively           78          38
  Additional paid-in capital                                     71,171      53,633
  Cumulative translation adjustment                                  40         (53)
  Retained earnings                                              73,516      50,482
  Treasury stock, at cost, 80,918 and 61,756 shares
    in 1995 and 1994, respectively                                 (889)       (492)
                                                               --------------------
    Total stockholders' equity                                  143,916     103,608
                                                               --------------------
                                                               $162,172    $112,946
                                                               ====================

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                             1995     1994    1993
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                     $23,034  $16,072   $11,148
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation of property, plant and equipment               2,845    1,754     1,272
       Amortization of intangible assets                             355
       Loss on disposition of property, plant and equipment           56
       Charge for acquired in-process technology                  10,189
       Tax benefit from exercise of stock options                  8,581    1,192     1,152
      Deferred income tax provision                               (1,326)    (444)       70
      Changes in other current assets and current liabilities:
        Accounts receivable                                      (14,705)  (1,986)   (3,635)
        Inventories                                               (7,678)  (1,458)   (1,341)
        Prepaid expenses and other                                (5,189)     426      (370)
        Accounts payable                                           1,361      833       172
        Accrued expenses                                           2,867    1,508       643
        Accrued income taxes                                       1,411      707      (159)
        Customer deposits                                            123       67    (1,353)
        Deferred revenue                                             (89)     308      (443)
                                                                 --------------------------
  Net cash provided by operating activities                       21,835   18,979     7,156
                                                                 --------------------------
Cash flows from investing activities:
  Purchase of investments                                        (75,758) (19,504)  (17,966)
  Maturities of investments                                       34,198   17,098    18,300
  Purchase of property, plant and equipment                      (10,503) (13,119)   (1,765)
  Purchase of Acumen, Inc., net of $200 cash acquired             (6,454)
  (Increase) decrease in other assets                               (294)    (199)       82
                                                                 --------------------------
  Net cash used in investing activities                          (58,811)( 15,724)   (1,349)
                                                                 --------------------------
Cash flows from financing activities:
  Net proceeds from secondary public offering of
    common stock                                                           29,837
  Proceeds from issuance of stock under stock option
    and stock purchase plans                                       4,430    1,529     1,621
                                                                 --------------------------
  Net cash provided by financing activities                        4,430   31,366     1,621
                                                                 --------------------------
Effect of exchange rate changes on cash                              131     (128)      (18)
                                                                 --------------------------
Net increase (decrease) in cash and cash equivalents             (32,415)  34,493     7,410
Cash and cash equivalents at beginning of year                    56,326   21,833    14,423
                                                                 ---------------------------
Cash and cash equivalents at end of year                         $23,911  $56,326   $21,833
                                                                 ==========================

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                     COMMON STOCK  ADDITIONAL  CUMULATIVE             TREASURY STOCK     TOTAL
                                                  ----------------- PAID-IN   TRANSLATION  RETAINED   --------------  STOCKHOLDERS'
(Dollars in thousands)                            SHARES  PAR VALUE CAPITAL   ADJUSTMENT   EARNINGS   SHARES    COST     EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                     8,314,709   $17   $17,831                  $23,262                      $ 41,110
                                                =================================================================================
  Issuance of stock under stock option
    and stock purchase plans                       209,262           1,921                                                  1,921
  Tax benefit from exercise of stock options                         1,152                                                  1,152
  Common stock received for payment of
    stock option exercises                                                                             20,946    $(300)      (300)
  Stock issued to effect stock split             8,488,734    17       (17)
  Translation adjustment                                                          $30                                          30
  Net income                                                                                 11,148                        11,148
                                                ---------------------------------------------------------------------------------
Balance at December 31, 1993                    17,012,705    34    20,887         30        34,410    20,946     (300)    55,061
                                                =================================================================================
  Secondary public offering of common stock,
    net of offering costs of $299                1,429,608     3    29,834                                                 29,837
  Issuance of stock under stock option
    and stock purchase plans                       309,622     1     1,720                                                  1,721
  Tax benefit from exercise of stock options                         1,192                                                  1,192
  Common stock received for payment of
    stock option exercises                                                                              9,932     (192)      (192)
  Translation adjustment                                                          (83)                                        (83)
  Net income                                                                                 16,072                        16,072
                                                ---------------------------------------------------------------------------------
Balance at December 31, 1994                    18,751,935    38    53,633        (53)       50,482    30,878     (492)   103,608
                                                =================================================================================

  Common stock issued to acquire Acumen, Inc.       96,140           4,170                                                  4,170
  Issuance of stock under stock option
    and stock purchase plans                       683,079     1     4,826                                                  4,827
  Tax benefit from exercise of stock options                         8,581                                                  8,581
  Common stock received for payment of
    stock option exercises                                                                              9,581     (397)      (397)
  Stock issued to effect stock split            19,508,521    39       (39)                            40,459
  Translation adjustment                                                           93                                          93
  Net income                                                                                 23,034                        23,034
                                                ---------------------------------------------------------------------------------
Balance at December 31, 1995                    39,039,675   $78   $71,171        $40       $73,516    80,918    $(889)  $143,916
                                                =================================================================================

The accompanying notes are an integral part of these consolidated financial statements.




                                     20-21

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the application of certain accounting policies described in this and other notes to the consolidated financial statements.

NATURE OF OPERATIONS
Cognex Corporation (the "Company") designs, develops, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required. The Company's primary customers, Original Equipment Manufacturers (OEMs) in the electronics and semiconductor industries, are principally located in Japan and North America.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

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

CASH EQUIVALENTS AND INVESTMENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Investments are those with maturities in excess of three months and are stated at amortized cost which approximates fair value.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are ten years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are charged to expense when incurred; additions and improvements are capitalized. Upon retirement or sale, the cost of the assets are disposed of and the related accumulated depreciation is removed from the accounts, with any resulting gain or loss included in the determination of net income.

INTANGIBLE ASSETS
Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives which range from five to eight years. The Company will evaluate the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

WARRANTY OBLIGATIONS
The Company provides its Checkpoint systems with a one-year warranty from the date of shipment and all other systems with a 90-day warranty from the date of shipment. Estimated warranty obligations are evaluated and provided at the time of sale.

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

RESEARCH AND DEVELOPMENT
Research and development costs for internally-developed products are charged to expense when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The cost of purchased software is capitalized for products determined to have reached technological feasibility, otherwise the cost is charged to expense. Capitalized software costs are amortized using the straight-line method over the economic life of the product, typically three to five years, or based upon the anticipated revenues of the product.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES
The Company accounts for income taxes according to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes.

NET INCOME PER SHARE
Primary and fully diluted net income per share are calculated based on the weighted average number of common and dilutive common equivalent shares outstanding during the year. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

FINANCIAL INSTRUMENTS

FAIR VALUE
The Company's financial instruments consist primarily of cash and cash equivalents, investments, trade receivables, trade payables, and forward exchange contracts. The carrying amounts of cash and cash equivalents, investments, trade receivables, and trade payables approximates fair value due to the short maturity of these instruments. Based on year-end exchange rates and the various maturity dates of the forward exchange contracts, the Company estimates the aggregate contract value to be representative of the fair values of these instruments at December 31, 1995 and 1994.

CONCENTRATIONS OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and trade receivables.

The Company invests its excess cash in commercial paper and debt instruments of U.S. and state government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities that maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents and investments.

A significant portion of the Company's sales and receivables are from customers in the electronics and semiconductor industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of accounts receivable.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OFF-BALANCE SHEET RISK
In certain instances, the Company enters into forward exchange contracts to hedge specific commitments against foreign currency fluctuations. The forward exchange contracts are for periods consistent with its committed exposure and require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at the inception of the contracts. The Company had approximately $1,079,000 and $1,269,000 of foreign exchange contracts outstanding, all of which were in Japanese yen, at December 31, 1995 and 1994, respectively.

INVESTMENTS
At December 31, 1995 and 1994, investments available for sale consisted primarily of municipal obligations stated at amortized cost which approximates fair value. Municipal obligations at December 31, 1995 amounted to $66,729,000, of which $34,635,000 have a contractual maturity of one year or less and $32,094,000 have a contractual maturity greater than one year. The municipal obligations with contractual maturities greater than one year are classified as current assets because the Company has options to liquidate these investments in the short term without penalty.

INVENTORIES

Inventories consist of the following:

                                              DECEMBER 31,
(In thousands)                              1995       1994
============================================================
Raw materials                             $ 6,340     $2,476
Work-in-process                             4,468      1,604
Finished goods                              1,759        359
                                          ------------------
                                          $12,567     $4,439
                                          ==================

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:
                                              DECEMBER 31,
(In thousands)                              1995        1994
=============================================================
Land                                     $ 1,150      $   800
Building                                  12,963        7,836
Building improvements                      1,842        1,107
Construction-in-process                      183
Computer hardware and software             9,556        8,772
Furniture and fixtures                     1,544        1,298
Leasehold improvements                       250          250
                                         --------------------
                                          27,488       20,063
Less:  accumulated depreciation           (5,355)      (5,560)
                                         --------------------
                                         $22,133      $14,503
                                         ====================


COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCRUED EXPENSES

Accrued expenses consist of the following:
                                               DECEMBER 31,
(In thousands)                              1995        1994
=============================================================
Bonus                                     $2,477       $1,730
Payroll and related costs                  1,932        1,180
Warranty                                   1,311          796
Accrued acquisition costs                  1,260
Professional fees                            868          764
Other                                      1,485          665
                                          -------------------
                                          $9,333       $5,135
                                          ===================

INCOME TAXES

The provision for income taxes consists of the following:
                                                YEAR ENDED DECEMBER 31,
(In thousands)                             1995          1994         1993
===========================================================================
Current:
    Federal                             $14,083        $6,960       $3,935
    State                                 1,572           452          704
    Foreign                                 249           243          162
                                        ----------------------------------
                                         15,904         7,655        4,801
Deferred:
    Federal                                 (28)         (365)          15
    State                                (1,297)          (80)          55
                                        ----------------------------------
                                        $14,579        $7,210       $4,871
                                        ==================================

A reconciliation of the provision for income taxes at the federal statutory rate is as follows:
                                                              YEAR ENDED DECEMBER 31,
(In thousands)                                               1995       1994      1993
======================================================================================
Provision for income taxes at federal statutory rate         35%         35%       34%
Non-deductible charge for acquired in-process technology      9
State income taxes, net of federal benefit                    2           2         2
Foreign Sales Corporation benefit                            (4)         (3)       (3)
Tax-exempt investment income                                 (2)         (2)       (2)
Tax credit utilization                                       (1)         (1)       (2)
Excess foreign tax rates                                                            1
                                                             ------------------------
Provision for income taxes                                   39%         31%       30%
                                                             ========================

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The tax effects of the principal items making up deferred income taxes are as follows:
                                                            DECEMBER 31,
(In thousands)                                           1995       1994
==========================================================================
Current deferred tax assets (liabilities):
  Vacation, bad debt and other                         $  797     $  970
  Inventory and warranty                                  795        633
  Other                                                   219        (33)
                                                       ------------------
Total net current deferred tax asset                   $1,811     $1,570
                                                       =================

Noncurrent deferred tax assets (liabilities):
  State net operating loss and credit carryforwards    $1,292
  Acquired complete technology                           (900)
  Depreciation                                           (315)     $(107)
                                                       -----------------
Total net noncurrent deferred tax asset (liability)    $   77      $(107)
                                                       =================


The Company believes that it is more likely than not that the deferred tax assets above will be recognized; therefore, no valuation allowance is considered necessary at December 31, 1995 and 1994. The Company's net operating loss carryforward of $681,000 will expire in five years, while the credit carryforwards of $611,000 are available indefinitely.

LINE OF CREDIT
At December 31, 1995, the Company had a line of credit with a bank providing for borrowings up to $1,000,000 through November 15, 1996. Borrowings under the line bear interest at the prime rate (8.5% at December 31, 1995) and are unsecured. There have been no borrowings under the line of credit.

LEASES

The Company conducts some of its operations in leased facilities. These lease agreements expire at various dates through the year 2002 and are accounted for as operating leases. Annual rent expense approximated $996,000 in 1995, $1,378,000 in 1994, and $1,440,000 in 1993. Future minimum rental payments under these agreements are as follows at December 31, 1995 (in thousands):

                          Year                                        Amount
                          ==================================================
                          1996                                        $  825
                          1997                                           424
                          1998                                            99
                          1999                                            52
                          2000                                            51
                          Thereafter                                     103
                                                                      ------
                                                                      $1,554
                                                                      ======


COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 1995, the Company purchased an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through the year 2000. Future minimum rental receipts under noncancelable lease agreements are as follows at
December 31, 1995 (in thousands):
                          Year                                        Amount
                          ==================================================
                          1996                                        $1,270
                          1997                                         1,140
                          1998                                           773
                          1999                                           746
                          2000                                           126
                                                                      ------
                                                                      $4,055
                                                                      ======

COMMITMENTS
In 1995, the Company began the transition to a turnkey manufacturing operation whereby the majority of component purchasing, subassembly, final assembly, and testing is performed under agreement by a third-party contractor. The Company expects that the contractor will become the sole manufacturer of substantially all of the Company's products when the transition is complete. At December 31, 1995, the Company had unconditional obligations to purchase approximately $2,317,000 of inventory from the third-p arty contractor within 60 days. These purchase commitments relate to expected sales in 1996.

STOCKHOLDERS' EQUITY

COMMON AND PREFERRED STOCK
On August 30, 1993, the Company announced a two-for-one stock split, effected in the form of a stock dividend, payable September 30, 1993 to stockholders of record at the close of business September 13, 1993. Accordingly, $17,000 representing the par value of the additional shares issued was transferred from additional paid-in capital to common stock. On November 14, 1995, the Company announced a two-for-one stock split, effected in the form of a stock dividend, payable December 18, 1995 to stockholders of record at the close of business December 1, 1995. Accordingly, $39,000 representing the par value of the additional shares issued was transferred from additional paid-in capital to common stock. These financial statements and related notes have be en retroactively adjusted, as appropriate, to reflect these two-for-one stock splits.

In December 1994, the Company completed a secondary public offering for the sale of 2,859,216 shares of common stock. The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLANS
At December 31, 1995, the Company had 15,672,000 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 Director plan, 352,000; the 1993 Director plan, 320,000; and the 1993 plan, 5,000,000. The 1984 plan, which expired on April 18, 1994, had 10,000,000 shares approved and granted. During 1995, there were no additions or amendments to these plans. All options granted in 1995, 1994, and 1993 were at fair market value on the dates of grant except for the 1993 Director plan and certain other grants in December 1993, in which options were granted above the fair market value. Options vest over various periods, not exceeding six and one quarter years, and expire no later than fifteen years from the date of grant.

Information concerning stock options for the three years ended December 31, 1995 is as follows:

                                                                                    OPTION
                                                          NUMBER OF SHARES       PRICE PER SHARE
================================================================================================
Outstanding at December 31, 1992                             4,538,612         $ .23  -  $ 7.02
1993 Activity:
    Options granted                                          4,228,600          4.69  -    8.13
    Options exercised                                         (734,580)          .23  -    6.63
    Options cancelled                                         (215,000)         1.85  -    7.07
                                                            -----------------------------------
Outstanding at December 31, 1993                             7,817,632           .50  -    8.13
                                                            ===================================
1994 Activity:
    Options granted                                            788,100          6.69  -   12.82
    Options exercised                                         (587,100)          .50  -    7.99
    Options cancelled                                         (135,800)         3.00  -    9.63
                                                            -----------------------------------
Outstanding at December 31, 1994                             7,882,832           .50  -   12.82
                                                            ===================================
1995 Activity:
    Options granted                                          1,468,874          2.07  -   34.13
    Options exercised                                       (1,312,392)          .50  -   12.50
    Options cancelled                                         (339,488)         2.84  -   22.31
                                                            -----------------------------------
Outstanding at December 31, 1995                             7,699,826         $ .50  -  $34.13
                                                            ===================================

There were 1,389,164 exercisable options at December 31, 1995.

In November 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company intends to adopt the disclosure requirements of SFAS No. 123 for the year ended December 31, 1996; therefore, the adoption will have no impact on the Company's financial position or results of operations.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN
Under the Company's Employee Stock Purchase Plan (ESPP), all employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold stock purchased through the ESPP for a period of one year from the date of exercise. Common stock reserved for future sales totaled 513,185 shares at December 31, 1995. There were 9,300 shares sold at $11.27 per share in June 1995 and 6,833 shares sold at $16.89 per share in December 1995.

EMPLOYEE SAVINGS PLAN
The Company's Employee Savings Plan (the 401(k) Plan), a defined contribution plan, is available to all employees who have attained age 21. Eligible employees may contribute from 1% to 15% of their salary on a pre-tax basis. Employer contributions are at the discretion of management and vest after five years of continuous employment with the Company. The Company made no contributions to the 401(k) Plan in 1993. In December 1994, the Company approved a $150,000 contribution to the 401(k) Plan which was distributed in February 1995 to all full-time employees in the employ of the Company at December 31, 1994. In December 1995, the Company approved a $200,000 contribution to the 401(k) Plan to be distributed in February 1996 to all full-time employees in the employ of the Company at December 31, 1995.

SIGNIFICANT CUSTOMERS AND EXPORT SALES
During the years ended December 31, 1995, 1994, and 1993, one customer accounted for approximately $17,237,000, $12,655,000, and $10,340,000, or 16%, 20%, and
24%, respectively, of revenue.

The following summarizes export sales:
                                                 YEAR ENDED DECEMBER 31,
(In thousands)                                1995        1994        1993
===========================================================================
United States                               $42,619     $24,033     $17,444
Export:
  Japan                                      48,466      30,919      22,133
  Europe                                     12,243       7,011       3,325
  All other                                   1,215         521         469
                                           --------------------------------
                                           $104,543     $62,484     $43,371
                                           ================================

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACQUISITION OF ACUMEN, INC.
On July 21, 1995, the Company acquired all of the outstanding shares of Acumen, Inc., a privately-held developer of machine vision systems for semiconductor wafer identification. The purchase price of $13,950,000 includes $8,452,000 in cash, 96,140 shares of Cognex stock with a fair value of $4,170,000, and stock options valued at $1,328,000 million. At December 31, 1995, $3,125,000 of the purchase price remained to be paid out in cash or in stock options that vest through the year 2001. The acquisition is accounted for under the purchase method of accounting. Accordingly, Acumen's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

The purchase price was allocated among the identifiable assets of Acumen. After allocating the purchase price to the net tangible assets and to deferred compensation costs, which are amortized over eight years, acquired technology was valued using a risk-adjusted cash flow model, under which future expected cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $2,369,000 to completed technology, to be amortized over five years, and $10,189,000 to in-process technology which had not reached technological feasibility and had no alternative future use, and accordingly, was charged to expense. Goodwill associated with the purchase is being amortized over five years. At December 31, 1995, unamortized costs associated with the complete technology amounted to $2,132,000.

The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective periods and exclude the
$10,189,000 charge for acquired in-process technology.
                                                     YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)              1995            1994
============================================================================
Revenue                                            $107,572          $65,125
Net income                                           33,694           15,846
Net income per share                                    .80              .42

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE
Cash paid for income taxes approximated $7,982,000 in 1995, $5,844,000 in 1994, and $3,570,000 in 1993.

In 1995, the Company retired certain fully-depreciated property, plant and equipment amounting to $3,049,000. In 1994, the Company retired certain fully-amortized leasehold improvements amounting to $211,000 in connection with leases which expired during the year.

Common stock received as payment for stock option exercises approximated $397,000 in 1995, $192,000 in 1994, and $300,000 in 1993.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 1995, the Company paid $6,454,000 in cash, net of cash acquired, as part of the cost to acquire Acumen, Inc. as follows (in thousands):
Fair value of tangible assets acquired           $ 1,026
Liabilities assumed                               (1,122)
Acquired technology                               12,558
Goodwill and other intangible assets               1,288
Issuance of stock and stock options               (5,498)
Other liabilities                                 (1,798)
                                                 -------
Cash paid to acquire Acumen, Inc.                $(6,454)
                                                 =======

SUBSEQUENT EVENT
On February 29, 1996, the Company acquired Isys Controls, Inc., a developer of ultra-high performance systems that automatically detect and classify surface flaws and defects on a variety of high value-added materials. Under the terms of the acquisition, to be accounted for as a pooling of interests, the Company exchanged 1.4 million common shares for all of the outstanding common stock of Isys.

The impact of Isys on the revenue, net income, and net income per share of the combined entity for each of the three years in the period ended December 31, 1995 is not material, and therefore, pro forma information has not been disclosed.

COGNEX CORPORATION - REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

We have audited the accompanying consolidated balance sheets of Cognex Corporation as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
Boston, Massachusetts
January 26, 1996, except as to the information in the
Subsequent Event note for which the date is February 29, 1996

COGNEX CORPORATION -- FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                              YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)        1995       1994       1993     1992(1)     1991
=================================================================================================
Statements of Income Data:
  Revenue                                     $104,543   $ 62,484    $43,371   $28,642    $31,548
  Cost of revenue                               22,543     13,884     10,280     6,488      5,879
                                              ---------------------------------------------------
  Gross margin                                  82,000     48,600     33,091    22,154     25,669
  Research, development and
    engineering expenses                        13,190      9,933      6,205     5,622      4,362
  Selling, general and
    administrative expenses                     23,973     16,847     12,183     9,565      8,694
  Charge for acquired
    in-process technology                       10,189
                                              ---------------------------------------------------
  Income from operations                        34,648     21,820     14,703     6,967     12,613
  Interest income                                2,965      1,462      1,316     1,437      1,399
                                              ---------------------------------------------------
  Income before provision for
    income taxes                                37,613     23,282     16,019     8,404     14,012
  Provision for income taxes                    14,579      7,210      4,871     2,311      4,520
                                              ---------------------------------------------------
  Net income                                   $23,034   $ 16,072    $11,148   $ 6,093    $ 9,492
                                              ===================================================
  Net income per share(2)                      $   .55   $    .43    $   .31   $   .18    $   .27
                                              ===================================================
  Weighted average common
    shares outstanding(2)                       41,952     37,150     35,668    34,812     35,294
                                              ===================================================

                                                                  DECEMBER 31,
(In thousands)                                  1995       1994       1993     1992(1)     1991
=================================================================================================
Balance Sheet Data:
  Working capital                             $119,402   $  88,619   $51,605   $38,123    $34,206
  Total assets                                 162,172     112,946    60,810    47,987     42,529
  Long-term debt                                    --          --        --        --         --
  Stockholders' equity                         143,916     103,608    55,061    41,110     36,454

(1)  Cost of revenue includes $719,000 of estimated costs in excess of revenue on certain research and development contracts, and selling, general and administrative expenses include lease termination costs of $344,000.

(2)  Adjusted for the 2-for-1 stock splits effective December 18, 1995, September 30, 1993, and February 14, 1992.


COGNEX CORPORATION -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                               QUARTER ENDED
                                              APRIL 2,       JULY 2,        OCTOBER 1,    DECEMBER 31,
(In thousands, except per share amounts)       1995           1995            1995           1995
======================================================================================================
Revenue                                       $19,437        $23,722        $29,784        $31,600
Gross margin                                   15,485         18,486         23,249         24,780
Charge for acquired
  in-process technology                            --             --         10,189             --
Income from operations                          7,698          9,603          3,230         14,117
Net income                                      5,873          7,241           (633)        10,553
Net income per share(1)                           .14            .18           (.02)           .25
Common stock prices:(1)
  High                                             14 3/4         20 1/4         27 5/8         38 1/2
  Low                                              10 1/2         13 1/4         18 1/4         19 1/4

                                                               QUARTER ENDED
                                              APRIL 3,       JULY 3,        OCTOBER 2,    DECEMBER 31,
(In thousands, except per share amounts)       1994           1994            1994           1994
======================================================================================================
Revenue                                       $12,838        $14,950        $16,592        $18,104
Gross margin                                   10,028         11,616         12,761         14,195
Income from operations                          4,240          4,995          5,875          6,710
Net income                                      3,197          3,680          4,290          4,905
Net income per share(1)                           .09            .10            .12            .13
Common stock prices:(1)
  High                                             14             11 1/8         11 1/8         13 11/16
  Low                                               6 3/4          5 7/8          6 7/8          8 1/4

(1) Adjusted for the 2-for-1 stock split effective December 18, 1995.

COGNEX CORPORATION -- COMPANY INFORMATION


TRANSFER AGENT
The First National Bank of Boston c/o Boston EquiServe, L.P. -- Boston, Massachusetts
Telephone (617) 575-3100

GENERAL COUNSEL
Hutchins, Wheeler & Dittmar -- Boston, Massachusetts

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand  L.L.P. -- Boston, Massachusetts

FORM 10-K
A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon written request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, Massachusetts  01760

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 16, 1996, there were approximately 18,000 registered and non-registered holders of the Company's common stock.

No dividends on the Company's common stock were paid during 1995 and 1994.