Form 10-K, Exhibit 13
period 1996-12-31
COGNEX CORP
filed 1997-03-24
CIK 851205

                                                                      EXHIBIT 13

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   SUMMARY

   Despite a challenging business environment marked by a slowdown in the semiconductor and electronics industries, revenue for the year ended December 31, 1996 increased 18% over the prior year. The increase in revenue is due primarily to increased volume from factory floor customers. Sales to factory floor customers increased 71% over 1995 and grew to 35% of revenue in 1996 from 24% of revenue in 1995. Although sales to Original Equipment Manufacturer (OEM) customers increased 40% during the first half of 1996, OEM sales decreased 28% during the second half of 1996, resulting in a 1% increase year-on-year. In the first quarter of 1996, the Company acquired Isys Controls, Inc. ("Isys"), a developer of machine vision systems for high-speed surface inspection. Sales of Isys products, which are included in the factory floor business, represented 11% of revenue in 1996.

   The Company's financial position remained strong at December 31, 1996, with over $200 million in total assets and over $180 million in stockholders' equity. Working capital increased 28% from the prior year and represented 76% of total assets. Cash and investments increased 48% from the prior year primarily as a result of over $50 million of cash generated from operations.

   The following table sets forth certain consolidated financial data as a percentage of revenue for the years ended December 31, 1996, 1995, and 1994:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       1996          1995         1994
                                                                       ----          ----         ----
              Revenue                                                   100%          100%          100%
              Cost of revenue                                            32            22            22
                                                                        ---           ---           ---
              Gross margin                                               68            78            78
              Research, development and engineering expenses             16            13            16
              Selling, general and administrative expenses               21            23            27
              Charge for acquired in-process technology (1)                             9
                                                                        ---           ---           ---
              Income from operations                                     31            33            35
              Other income                                                5             3             2
                                                                        ---           ---           ---
              Income before provision for income taxes                   36            36            37
              Provision for income taxes                                 11            14            11
                                                                        ---           ---           ---
              Net income                                                 25%           22%           26%
                                                                        ===           ===           ===

   (1) Charge from the write-off of acquired in-process technology in connection with the acquisition of Acumen, Inc.

   RESULTS OF OPERATIONS
   YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995:

   The acquisition of Isys in the first quarter of 1996 was accounted for as a pooling of interests. The results of operations of Isys for the full year ended December 31, 1996 are included in the Company's results. The results of operations of Isys for the years ended December 31, 1995 and 1994 were not material to the Company's previously reported results, and therefore, these prior years have not been restated.

   Revenue for the year ended December 31, 1996 increased 18% to $122,843,000 from $104,543,000 for the year ended December 31, 1995. Sales to customers based in the United States, which grew to 45% of revenue in 1996 compared to 41% of revenue in 1995, increased $12,597,000, or 30%, over 1995. Sales to customers based in Japan increased $739,000, or 2%, over 1995, and sales to customers based in Europe increased $3,715,000, or 30%, over 1995.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

   The increase in worldwide revenue for the year ended December 31, 1996 over the prior year is due primarily to increased volume from factory floor customers. Sales to factory floor customers increased $17,737,000, or 71%, over 1995, and grew to 35% of revenue in 1996 from 24% of revenue in 1995. The increased volume from factory floor customers includes sales of Isys products totaling $13,183,000, or 11% of revenue, for the year ended December 31, 1996. During the first half of 1996, sales to OEM customers increased $13,505,000, or 40%, over the comparable period in 1995, whereas during the second half of 1996, sales to OEM customers decreased $12,942,000, or 28%, over the comparable period in 1995, resulting in increased OEM sales of $563,000, or 1%, year-on-year. The trend in OEM sales experienced in the second half of 1996 over the prior year is expected to continue over the next few quarters due to the slowdown in the semiconductor and electronics industries, from which the Company either directly or indirectly derives a significant amount of its revenue.

   Gross margin for the year ended December 31, 1996 was 68% and included a $4,231,000 inventory charge to "Cost of revenue," which reduced the margin by approximately four percentage points. The charge reflects costs associated with excess inventories resulting from product transition plans over the next year, as well as reduced production plans caused by the slowdown in the semiconductor and electronics industries.

   Excluding the inventory charge, gross margin for the year ended December 31, 1996 was 72% compared to 78% for the year ended December 31, 1995. The decrease in gross margin excluding the inventory charge is due primarily to a shift in product mix to lower margin products including Isys products, price discounts to some of the Company's larger customers for attaining certain volume thresholds, and underabsorbed manufacturing costs resulting from reduced production plans. These influences may continue throughout 1997, which would result in gross margins for 1997 that approximate the level experienced for the full year 1996, excluding the inventory charge.

   Research, development and engineering expenses for the year ended December 31, 1996 increased 47% to $19,434,000 from $13,190,000 for the year ended
   December 31, 1995. Expenses as a percentage of revenue were 16% in 1996 compared to 13% in 1995. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's continued investment in the research and development of new and existing products. These higher costs reflect the hiring of additional personnel at the Company's corporate headquarters, and Japanese and Acumen subsidiaries, as well as the addition of Isys engineers to the Company's talent pool. The increase in expenses as a percentage of revenue is due primarily to the investment in research and development outpacing the growth in revenue.

   Selling, general and administrative expenses for the year ended December 31, 1996 increased 10% to $26,261,000 from $23,973,000 for the year ended December 31, 1995. Expenses as a percentage of revenue were 21% in 1996 compared to 23% in 1995. The increase in aggregate expenses is due primarily to higher personnel-related costs, both domestically and internationally, to support the Company's worldwide operations and further penetrate the factory floor market. These higher costs reflect the hiring of additional personnel at the Company's corporate headquarters, and Japanese and European subsidiaries, as well as the addition of Isys employees resulting from the acquisition. The decrease in expenses as a percentage of revenue is due primarily to the Company's efforts to control costs during the second half of 1996, which included the elimination of substantially all company bonuses.

   Investment income for the year ended December 31, 1996 increased 50% to $4,726,000 from $3,147,000 for the year ended December 31, 1995. The increase in investment income is due primarily to an increased investment base, as well as higher returns on invested balances.

   Other income for the year ended December 31, 1996 totaled $678,000, compared to other expense of $182,000 for the year ended December 31, 1995. Other income (expense) consists primarily of rental income and related expenses from leasing the building adjacent to the Company's corporate headquarters, which was purchased in June 1995. The increase in other income is due primarily to the collection of rental income for a full year in 1996, compared to only a half year in 1995.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

   The Company's effective tax rate was 30.5% for each of the years ended December 31, 1996 and 1995, excluding the impact of a $10,189,000 charge for acquired in-process technology in the third quarter of 1995, which had no associated tax benefit.

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

   The increase in worldwide revenue is due primarily to increased volume generated from OEM customers. Sales to OEM customers increased $29,792,000, or 60%, from the prior year and over 50 new OEM customers were added worldwide in 1995. OEM relationships typically take two to five years to reach significant sales and volume levels. In addition, sales to factory floor customers increased $12,267,000, or 96%, from the prior year and grew to 24% of revenue in 1995 from 20% of revenue in 1994. Over 140 new factory floor customers were added worldwide in 1995.

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

   Selling, general and administrative expenses increased to $23,973,000 for the year ended December 31, 1995 from $16,847,000 for the year ended December 31, 1994. Expenses as a percentage of revenue were 23% in 1995 compared to 27% in 1994. The increase in aggregate costs is due primarily to higher personnel-related costs, both domestically and internationally, to support the Company's worldwide sales effort, in addition to costs related to fluctuations in foreign currency exchange rates. In 1995, the number of employees engaged in sales, marketing, and support activities increased by 36% over the prior year.

   As discussed in the Notes to the Consolidated Financial Statements, on July 21, 1995, the Company acquired Acumen, Inc. ("Acumen") for approximately $14,000,000. Of the purchase price, $10,189,000 was allocated to in-process technology which was charged to expense in the third quarter of 1995. This charge was not deductible for tax purposes. The Company invested considerable additional development efforts related to the in-process technology to add functionality, increase hardware performance, and conform and integrate the technology to the Company's product standards.

   Investment income increased to $3,147,000 for the year ended December 31, 1995 from $1,462,000 for the year ended December 31, 1994. The increase in investment income is due primarily to an increased investment base.

   Other expense for the year ended December 31, 1995 was $182,000. Other expense consists primarily of operating expenses, net of rental income, from leasing the building adjacent to the Company's corporate headquarters, which was purchased in June 1995. Operating expenses in 1995 included certain non-recurring costs related to the initial leasing of the building.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

   The Company's effective tax rate for the year ended December 31, 1995 was 39%, compared to 31% for the year ended December 31, 1994. The increase in the effective tax rate is due primarily to the impact of a $10,189,000 charge for acquired in-process technology which had no associated tax benefit.

   LIQUIDITY AND CAPITAL RESOURCES

   The Company's cash requirements during the year ended December 31, 1996 were met through cash generated from operations. Cash and investments increased $43,360,000 from December 31, 1995 primarily as a result of $51,109,000 of cash generated from operations, offset by $10,154,000 of capital expenditures. Cash generated from operations consists of net income, adjusted primarily for the effects of depreciation and amortization and changes in current assets and current liabilities, most notably decreases in accounts receivable and inventories.

   As discussed in the Notes to Consolidated Financial Statements, the Company has substantially completed its transition to a turnkey manufacturing operation. At December 31, 1996, the Company had unconditional obligations to purchase $3,812,000 of inventory from a third-party contractor within 60 days.

   Capital expenditures for the year ended December 31, 1996 totaled $10,154,000 and consisted primarily of expenditures for computer hardware and software, and expenditures related to a 50,000 square-foot expansion of the Company's corporate headquarters. Future cash requirements related to the expansion approximate $800,000, the majority of which is expected be paid out through the first quarter of 1997 with anticipated funding from cash generated from operations. However, since the Company's planned hiring over the next several quarters is substantially less than anticipated when construction commenced, occupancy of this additional space, along with the related operating costs, will be delayed until the additional space is needed, which is anticipated to be late 1997 or early 1998.

   In 1997, the Company will implement a new business system to replace many of its existing systems. Future cash requirements related to the new business system approximate $2,250,000, the majority of which is expected to be paid out through 1997 with anticipated funding from cash generated from operations. The new business system is not expected to be fully implemented until late 1997 or early 1998.

   In July 1995, the Company acquired Acumen for approximately $14,000,000. The purchase price included $8,452,000 in cash, $755,000 of which, at December 31, 1996, remained to be paid out through the year 2000.

   The Company believes that the existing cash and investments balance, together with cash generated from operations, will be sufficient to meet the Company's planned working capital and capital expenditure requirements through 1997, including potential business acquisitions.

   FORWARD-LOOKING STATEMENTS

   Certain matters discussed in this annual report are "forward-looking statements," which are based on expectations of the Company. Actual results could differ materially from the expectations made in the forward-looking statements as a result of a number of factors, including (1) capital spending trends by manufacturing companies; (2) the cyclicality of the semiconductor industry; (3) the Company's continued ability to achieve significant international revenue; (4) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (5) inability to protect the Company's proprietary technology and intellectual property; (6) inability to attract or retain skilled employees; (7) technological obsolescence of current products and the inability to develop new products;
   (8) inability to respond to competitive technology and pricing pressures; and
   (9) reliance upon certain sole source suppliers to manufacture or deliver critical components of the Company's products.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

   The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Further discussions of risk factors are also available in the Company's registration statements filed with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF INCOME


                                                                                   Year Ended December 31,
                                                                            1996            1995            1994
                                                                            ----            ----            ----
                                                                     (Dollars in thousands, except per share amounts)
Revenue .........................................................        $122,843        $ 104,543         $62,484

Cost of revenue .................................................          38,855           22,543          13,884
                                                                         --------        ---------         -------

Gross margin ....................................................          83,988           82,000          48,600

Research, development and engineering expenses ..................          19,434           13,190           9,933

Selling, general and administrative expenses ....................          26,261           23,973          16,847

Charge for acquired in-process technology .......................                           10,189
                                                                         --------        ---------         -------

Income from operations ..........................................          38,293           34,648          21,820

Investment income ...............................................           4,726            3,147           1,462

Other income (expense) ..........................................             678             (182)
                                                                         --------        ---------         -------

Income before provision for income taxes ........................          43,697           37,613          23,282

Provision for income taxes ......................................          13,328           14,579           7,210
                                                                         --------        ---------         -------

Net income ......................................................        $ 30,369        $  23,034         $16,072
                                                                         ========        =========         =======

Net income per common and common equivalent share:

     Primary ....................................................        $    .69        $     .55         $   .43
                                                                         ========        =========         =======
     Fully diluted ..............................................        $    .69        $     .54         $   .42
                                                                         ========        =========         =======

Weighted average common and common equivalent shares outstanding:

     Primary ....................................................          43,814           41,952          37,150
                                                                         ========        =========         =======
     Fully diluted ..............................................          43,814           42,608          37,924
                                                                         ========        =========         =======

The accompanying notes are an integral part of these consolidated financial statements.

   COGNEX CORPORATION - CONSOLIDATED BALANCE SHEETS


                                                                                      DECEMBER 31,
                                                                                1996               1995
                                                                                ----               ----
ASSETS                                                                          (Dollars in thousands)
Current assets:
     Cash and investments ...........................................         $134,000          $ 90,640
     Accounts receivable, less reserves of $968 and $709 in 1996 and
        1995, respectively ..........................................           18,809            24,312
     Revenue in excess of billings ..................................            3,379
     Inventories ....................................................            7,013            12,567
     Deferred income taxes ..........................................            2,642             1,811
     Prepaid expenses and other .....................................            3,545             6,463
                                                                              --------          --------
         Total current assets .......................................          169,388           135,793
                                                                              --------          --------

Property, plant and equipment, net...................................           28,331            22,133
Other assets ........................................................            3,534             4,169
Deferred income taxes ...............................................                                 77
                                                                              --------          --------
                                                                              $201,253          $162,172
                                                                              ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ...............................................         $  3,652          $  2,775
     Accrued expenses ...............................................            7,007             9,333
     Accrued income taxes ...........................................            2,029             3,111
     Customer deposits ..............................................            2,596               867
     Deferred revenue ...............................................            1,287               305
                                                                              --------          --------
         Total current liabilities ..................................           16,571            16,391
                                                                              --------          --------

Other liabilities ...................................................            1,600             1,865
Deferred income taxes ...............................................              393

Commitments (see Notes to Consolidated Financial Statements)

Stockholders' equity:
     Common stock, $.002 par value -
        Authorized: 120,000,000 shares, issued: 40,914,166 and
        39,039,675 shares in 1996 and 1995, respectively ............               82                78
     Additional paid-in capital .....................................           77,569            71,171
     Cumulative translation adjustment ..............................               95                40
     Retained earnings ..............................................          105,832            73,516
     Treasury stock, at cost, 80,918 shares in 1996 and 1995.........             (889)             (889)
                                                                              --------          --------
         Total stockholders' equity .................................          182,689           143,916
                                                                              --------          --------
                                                                              $201,253          $162,172
                                                                              ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  ADDITIONAL   CUMULATIVE                                  TOTAL
                                                  COMMON STOCK      PAID-IN   TRANSLATION   RETAINED  TREASURY STOCK   STOCKHOLDERS'
(Dollars In Thousands)                         SHARES   PAR VALUE   CAPITAL    ADJUSTMENT   EARNINGS  SHARES   COST       EQUITY
----------------------                         ------   ---------   -------    ----------   --------  ------   ----       ------
Balance at December 31, 1993 ..............  17,012,705   $   34    $20,887       $ 30     $ 34,410   20,946  $(300)     $ 55,061
  Secondary public offering of common
       stock, net of offering costs
       of $299 ............................   1,429,608        3     29,834                                                29,837
  Issuance of stock under stock option and
       stock purchase plans ...............     309,622        1      1,720                                                 1,721
  Tax benefit from exercise of stock
       options ............................                           1,192                                                 1,192
  Common stock received for payment of
       stock option exercises .............                                                            9,932   (192)         (192)
  Translation adjustment ..................                                        (83)                                       (83)
  Net income ..............................                                                  16,072                        16,072
                                             ----------   ------    -------       ----     --------   ------  -----      --------
Balance at December 31, 1994 ..............  18,751,935       38     53,633        (53)      50,482   30,878   (492)      103,608
                                             ----------   ------    -------       ----     --------   ------  -----      --------
  Common stock issued to acquire
       Acumen, Inc. .......................      96,140               4,170                                                 4,170
  Issuance of stock under stock option and
       stock purchase plans ...............     683,079        1      4,826                                                 4,827
  Tax benefit from exercise of stock
       options.............................                           8,581                                                 8,581
  Common stock received for payment of
       stock option exercises .............                                                            9,581   (397)         (397)
  Stock issued to effect stock split ......  19,508,521       39        (39)                          40,459
  Translation adjustment ..................                                         93                                         93
  Net income ..............................                                                  23,034                        23,034
                                             ----------   ------    -------       ----     --------   ------  -----      --------
Balance at December 31, 1995 ..............  39,039,675       78     71,171         40       73,516   80,918   (889)      143,916
                                             ----------   ------    -------       ----     --------   ------  -----      --------
  Common stock issued to acquire Isys
       Controls, Inc. .....................   1,331,927        3      2,469                   1,947                         4,419
  Issuance of stock under stock option,
       stock purchase, and bonus plans ....     542,564        1      2,495                                                 2,496
  Tax benefit from exercise of stock
       options ............................                             134                                                 1,434
  Translation adjustment ..................                                         55                                         55
  Net income ..............................                                                  30,369                        30,369
                                             ----------   ------    -------       ----     --------   ------  -----      --------
Balance at December 31, 1996 ..............  40,914,166   $   82    $77,569       $ 95     $105,832   80,918  $(889)     $182,689
                                             ==========   ======    =======       ====     ========   ======  =====      ========

The accompanying notes are an integral part of these consolidated financial statements.

   COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       Year Ended December 31,
                                                                                 1996            1995           1994
                                                                                 ----            ----           ----
                                                                                       (Dollars in thousands)

Cash flows from operating activities:
   Net income ..........................................................      $  30,369       $ 23,034       $ 16,072
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation of property, plant and equipment .................          4,352          2,845          1,754
         Amortization of intangible assets .............................            735            355
         Loss on disposition of property, plant and equipment ..........             99             56
         Charge for acquired in-process technology .....................                        10,189
         Tax benefit from exercise of stock options ....................          1,434          8,581          1,192
         Inventory provision ...........................................          4,231
         Deferred income tax provision .................................           (385)        (1,326)          (444)
   Changes in other current assets and current liabilities:
     Accounts receivable ...............................................          6,276        (14,705)        (1,986)
     Inventories .......................................................          2,523         (7,678)        (1,458)
     Accounts payable ..................................................            519          1,361            833
     Other .............................................................            956           (877)         3,016
                                                                              ---------       --------       --------
   Net cash provided by operating activities ...........................         51,109         21,835         18,979
                                                                              ---------       --------       --------
Cash flows from investing activities:
   Investments .........................................................        (18,848)       (41,560)        (2,406)
   Purchase of property, plant and equipment ...........................        (10,154)       (10,503)       (13,119)
   Cash payments related to acquisition of Acumen, Inc.,
      net of $200 cash assumed in 1995 .................................         (1,277)        (6,454)
   Cash assumed in acquisition of Isys Controls, Inc. ..................            918
   Other ...............................................................            (71)          (294)          (199)
                                                                              ---------       --------       --------
   Net cash used in investing activities ...............................        (29,432)       (58,811)       (15,724)
                                                                              ---------       --------       --------
Cash flows from financing activities:
   Net proceeds from secondary public offering of common stock .........                                       29,837
   Proceeds from issuance of stock under stock option, stock
      purchase, and bonus plans ........................................          2,496          4,430          1,529
                                                                              ---------       --------       --------
   Net cash provided by financing activities ...........................          2,496          4,430         31,366
                                                                              ---------       --------       --------
Effect of exchange rate changes on cash ................................            339            131           (128)
                                                                              ---------       --------       --------
Net increase (decrease) in cash and cash equivalents ...................         24,512        (32,415)        34,493
Cash and cash equivalents at beginning of year .........................         23,911         56,326         21,833
                                                                              ---------       --------       --------
Cash and cash equivalents at end of year ...............................         48,423         23,911         56,326
Investments ............................................................         85,577         66,729         25,169
                                                                              ---------       --------       --------
Cash and investments ...................................................      $ 134,000       $ 90,640       $ 81,495
                                                                              =========       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying consolidated financial statements reflect the application of certain accounting policies described in this and other notes to the consolidated financial statements.

   Nature of Operations

   Cognex Corporation (the "Company") designs, develops, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required. The Company's primary customers, Original Equipment Manufacturers (OEMs) in the semiconductor and electronics industries, are principally located in Japan and the United States.

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

   Basis of Consolidation

   The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to be consistent with the current year's presentation.

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

   The Company enters into transactions denominated in foreign currencies and includes the exchange rate gain or loss arising from such transactions in current operations. The Company recorded exchange rate losses of $1,027,000 and $573,000 in 1996 and 1995, respectively, and an exchange rate gain of $230,000 in 1994.

   Cash and Investments

   Cash and investments include cash equivalents, which the Company considers to be all investments purchased with original maturities of three months or less. Investments having original maturities in excess of three months are stated at amortized cost, which approximates fair value, and are classified as available-for-sale. The Company considers all of its investments to be available for current operations and maintains its investments in securities which are highly liquid and would not result in significant losses if sold prior to maturity.

   Inventories

   Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Property, Plant and Equipment

   Property, plant and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are ten years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, with any resulting gain or loss included in current operations.

   Intangible Assets

   Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from five to eight years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

   Warranty Obligations

   The Company provides its factory floor products with a one-year warranty from the date of shipment and all other products with a 90-day warranty from the date of shipment. Estimated warranty obligations are evaluated and recorded at the time of sale.

   Revenue Recognition

   Revenue from product sales and software licenses is recognized upon shipment. Revenue from construction-type projects, which include research and development contracts, is recognized using the percentage-of-completion method. Losses on projects, if any, are recognized when identified. Service and maintenance revenue is recognized as earned.

   Research and Development

   Research and development costs for internally-developed products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The cost of acquired software is capitalized for products determined to have reached technological feasibility, otherwise the cost is expensed. Capitalized software costs are amortized using the straight-line method over the economic life of the product, typically three to five years, or based upon the anticipated revenues of the product.

   Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Net Income per Share

   Primary and fully diluted net income per share are calculated based on the weighted average number of common and dilutive common equivalent shares outstanding during the year. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

   FINANCIAL INSTRUMENTS

   Fair Value

   The Company's financial instruments consist primarily of cash and cash equivalents, investments, trade receivables, trade payables, and forward exchange contracts. The carrying amounts of cash and cash equivalents, investments, trade receivables, and trade payables approximates fair value due to the short maturity of these instruments. Based on year-end exchange rates and the various maturity dates of the forward exchange contracts, the Company estimates the aggregate contract value to be representative of the fair values of these instruments.

   Concentrations of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and trade receivables.

   The Company invests in debt instruments of U.S. and state government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities that maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents and investments.

   A significant portion of the Company's sales and receivables are from customers in the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

   Off-Balance Sheet Risk

   In certain instances, the Company enters into forward exchange contracts to hedge specific commitments against foreign currency fluctuations. The forward exchange contracts are for periods consistent with its committed exposure and require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at the inception of the contracts. The Company had no foreign exchange contracts outstanding at December 31, 1996. The Company had $1,079,000 of foreign exchange contracts outstanding, all of which were in Japanese yen, at December 31, 1995.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH AND INVESTMENTS

Cash and investments consist of the following:

                                                             DECEMBER 31,
                                                          1996          1995
                                                          ----          ----
                                                           (In thousands)
Cash ...............................................    $ 25,905      $14,257

Municipal obligations with contractual maturities:
   Less than three months ..........................      22,518        9,654
                                                        --------      -------
      Total cash and cash equivalents...............      48,423       23,911
   Greater than three months and less than one year.      30,025       34,635
   Greater than one year ...........................      55,552       32,094
                                                        --------      -------
                                                        $134,000      $90,640
                                                        ========      =======



INVENTORIES

Inventories consist of the following:

                                  DECEMBER 31,
                               1996         1995
                               (In thousands)
Raw materials .............. $ 3,861      $ 6,340
Work-in-process ............   1,710        4,468
Finished goods .............   1,442        1,759
                             -------      -------
                             $ 7,013      $12,567
                             =======      =======

In the third quarter of 1996, the Company recorded a $4,231,000 inventory charge to "Cost of revenue." The charge reflects costs associated with excess inventories resulting from product transition plans over the next year, as well as reduced production plans caused by the slowdown in the semiconductor and electronics industries.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                           DECEMBER 31,
                                      1996            1995
                                      ----            ----
                                         (In thousands)
Land .........................      $  1,150       $  1,150
Buildings ....................        12,963         12,963
Building improvements ........         1,883          1,842
Construction-in-process ......         5,943            183
Computer hardware and software        13,921          9,556
Furniture and fixtures .......         1,713          1,544
Leasehold improvements .......           477            250
                                    --------       --------
                                      38,050         27,488
Less: accumulated depreciation        (9,719)        (5,355)
                                    --------       --------
                                    $ 28,331       $ 22,133
                                    ========       ========

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCRUED EXPENSES

Accrued expenses consist of the following:

                                         DECEMBER 31,
                                      1996        1995
                                      ----        ----
                                       (In thousands)
Payroll and related costs .......... $2,066      $1,932
Warranty ...........................  1,284       1,311
Professional fees ..................    938         868
Bonus ..............................    559       2,477
Accrued acquisition costs ..........    337       1,260
Other ..............................  1,823       1,485
                                     ------      ------
                                     $7,007      $9,333
                                     ======      ======

INCOME TAXES

The provision for income taxes consists of the following:

                                                     YEAR ENDED DECEMBER 31,
                                                 1996          1995           1994
                                                          (In thousands)
   Current:
      Federal ..............................   $13,169        $14,083       $6,960
      State.................................       128          1,572          452
      Foreign...............................       392            249          243
                                               -------        -------       ------
                                                13,689         15,904        7,655
   Deferred:
      Federal...............................      (902)           (28)        (365)
      State.................................       541         (1,297)         (80)
                                               -------        -------       ------
                                               $13,328        $14,579       $7,210
                                               =======        =======       ======


A reconciliation of the provision for income taxes at the federal statutory rate is as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                        1996      1995        1994
   Provision for income taxes at federal statutory rate .............    35%       35%        35%
   Non-deductible charge for acquired in-process technology..........               9
   State income taxes, net of federal benefit                            2.5        2          2
   Foreign Sales Corporation benefit.................................     (3)      (4)        (3)
   Tax-exempt investment income......................................     (3)      (2)        (2)
   Tax credit utilization............................................     (1)      (1)        (1)
                                                                        ----       --         --
   Provision for income taxes........................................   30.5%      39%        31%
                                                                        ====       ==         ==

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The tax effects of the principal items making up deferred income taxes are as follows:

                                                                            DECEMBER 31,
                                                                       1996             1995
                                                                       ----             ----
                                                                           (In thousands)
   Current deferred tax assets:
       Vacation, bad debt and other............................       $  936           $  797
       Inventory, warranty and other...........................        1,461              795
       Other...................................................          245              219
                                                                      ------           ------
   Total net current deferred tax asset........................       $2,642           $1,811
                                                                      ======           ======
   Noncurrent deferred tax assets (liabilities):
       State net operating loss and credit carryforwards              $  574           $1,292
       Acquired complete technology............................         (630)            (900)
       Depreciation............................................         (337)            (315)
                                                                      ------           ------
   Total net noncurrent deferred tax asset(liability)..........       $ (393)          $   77
                                                                      ======           ======


   The Company believes that it is more likely than not that the deferred tax assets will be recognized; therefore, no valuation allowance is considered necessary at December 31, 1996 and 1995. The Company's credit carryforwards of $574,000 will expire in the year 2011.

   LEASES

   The Company conducts some of its operations in leased facilities. These lease agreements expire at various dates through the year 2002 and are accounted for as operating leases. Annual rent expense totaled $1,324,000 in 1996, $996,000 in 1995, and $1,378,000 in 1994. Future minimum rental payments under these agreements are as follows at December 31, 1996 (in thousands):


                              YEAR               Amount
                              ----               ------
                              1997               $1,361
                              1998                  845
                              1999                  537
                              2000                  553
                              2001                  135
                        Thereafter                  103
                                                 ------
                                                 $3,534
                                                 ======

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   In June 1995, the Company purchased an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through the year 2000. Annual rental income totaled $1,326,000 in 1996 and $536,000 in 1995. Rental income and related expenses are presented on the Consolidated Statement of Income as "Other income (expense)." Future minimum rental receipts under noncancelable lease agreements are as follows at December 31, 1996 (in thousands):


                               YEAR            Amount
                               ----            ------
                               1997            $1,218
                               1998               811
                               1999               783
                               2000               134
                                               ------
                                               $2,946
                                               ======


   COMMITMENTS

   At December 31, 1996, the Company had substantially completed its transition to a turnkey manufacturing operation whereby the majority of component procurement, subassembly, final assembly, and initial testing are performed under agreement by a single third-party contractor. After the completion of initial testing, the third-party contractor delivers the products to the Company to perform final testing and assembly. At December 31, 1996, the Company had unconditional obligations to purchase $3,812,000 of inventory from the third-party contractor within 60 days. These purchase commitments relate to expected sales in 1997.

   STOCKHOLDERS' EQUITY

   Common and Preferred Stock

   In December 1994, the Company completed a secondary public offering for the sale of 2,859,216 shares of common stock.

   On November 14, 1995, the Company announced a two-for-one stock split, effected in the form of a stock dividend, payable December 18, 1995 to stockholders of record at the close of business December 1, 1995. Accordingly, $39,000 representing the par value of the additional shares issued was transferred from additional paid-in capital to common stock. These consolidated financial statements and related notes have been retroactively adjusted, as appropriate, to reflect this two-for-one stock split.

   In April 1996, an amendment to the Company's Articles of Organization was adopted to increase the number of authorized shares of common stock from 60,000,000 shares to 120,000,000 shares.

   The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

   Stock-Based Compensation Plans

   The Company has adopted the disclosure requirements of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 1996, 1995, and 1994.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Stock-Based Compensation Plans (Continued)

   Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows (in thousands, except per share amounts):

                                                                       YEAR ENDED DECEMBER 31,
                                                                        1996           1995
                                                                        ----           ----
    Net income                                As reported              $30,369       $23,034
                                              Pro forma                 25,204        21,652

    Primary net income per share              As reported                  .69           .55
                                              Pro forma                    .59           .52

    Fully diluted net income per share        As reported                  .69           .54
                                              Pro forma                    .59           .51


   The effects of applying SFAS No. 123 for the purpose of providing pro forma disclosures may not be indicative of the effects on reported net income and net income per share for future years, as the pro forma disclosures include the effects of only those awards granted after January 1, 1995.

   Stock Option Plans

   At December 31, 1996, the Company had 8,672,000 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 Director plan, 352,000; the 1993 Director plan, 320,000; and the 1993 Employee plan, 8,000,000. In April 1996, an amendment was adopted to increase the number of shares of common stock reserved for issuance under the 1993 Employee plan from 5,000,000 shares to 8,000,000 shares.

   In connection with the acquisition of Isys Controls, Inc. in February 1996, the Company adopted the 1996 Long-Term Incentive Plan. This plan provided for the grant of 321,589 shares of either restricted common stock or options to purchase restricted stock. Other than restrictions that limit the sale and transfer of the restricted stock within twenty years from the date of grant, participants are entitled to all of the rights of a stockholder.

   Options vest over various periods, not exceeding eight years, and expire no later than twenty years from the date of grant.

   On July 30, 1996, the Company granted 1,177,830 options at the current fair market value with similar terms and conditions to previously issued but unexercised grants. In exchange for the new grants, employees agreed to forfeit their prior options.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Stock Option Plans (Continued)

   The following table summarizes the status of the Company's stock option plans at December 31, 1996, 1995, and 1994, and changes during the years then ended:

                                                   1996                       1995                         1994
                                           -----------------------   ------------------------     -----------------------
                                                         WEIGHTED-                  Weighted-                   Weighted-
                                                         AVERAGE                    Average                     Average
                                                         EXERCISE                   Exercise                    Exercise
                                             SHARES      PRICE          Shares        Price         Shares       Price
                                             ------      -----          ------        -----         ------       -----
  Outstanding at beginning of year        $ 7,699,826    $ 9.10      $ 7,882,832     $ 5.69       $7,817,632      $5.12
     Granted at fair market value             933,915     16.80        1,397,874      21.74          788,100       9.17
     Granted above fair market value        1,807,583     16.18           71,000      26.39
     Exercised                               (518,925)     3.18       (1,312,392)      3.36         (587,100)      2.61
     Forfeited                             (1,908,013)    24.39         (339,488)      7.73         (135,800)      6.40
                                          -----------                -----------                  ----------
  Outstanding at end of year                8,014,386      8.34        7,699,826       9.10        7,882,832       5.69
                                          ===========                ===========                  ==========
  Options exercisable at year-end         $ 2,128,058    $ 4.40      $ 1,389,164       3.17       $1,785,204       2.66
  Weighted-average grant-date fair
     value of options granted during
     the year at fair market value             $11.78                     $11.19
  Weighted-average grant-date fair
     value of options granted during
     the year above fair market value          $ 4.46                     $10.17

   The following table summarizes information about stock options outstanding at December 31, 1996:

                                              Options Outstanding                                Options Exercisable
                            ----------------------------------------------------------     ------------------------------------
                                               Weighted-Average
                                                   Remaining              Weighted-                                 Weighted-
         Range of              Number          Contractual Life            Average             Number                Average
      Exercise Prices       Outstanding           (In years)            Exercise Price      Exercisable           Exercise Price
      ---------------       -----------        -----------------        --------------      -----------           --------------
    $  .50   -   5.78        1,780,693                 6.0                  $ 2.53        1,464,618                $ 2.37
      6.00   -   7.48          697,790                 6.8                    6.27          314,462                  6.25
      7.50   -   7.50        3,034,000                11.8                    7.50           62,000                  7.50
      7.94   -  14.19          871,260                 7.9                   11.62          212,918                 11.09
     14.50   -  14.50        1,302,433                 9.4                   14.50           66,024                 14.50
     14.56   -  26.50          328,210                 9.6                   18.85            8,036                 16.42
                             ---------                                                    ---------
       .50   -  26.50        8,014,386                 9.1                    8.34        2,128,058                  4.40
                             =========                                                    =========

   For the purpose of providing pro forma disclosures, the fair values of options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: a risk-free interest rate of 6.3% and 5.9%, an expected life of 4.4 and 4.5 years, expected volatility of 50%, and no expected dividends.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Employee Stock Purchase Plan

   Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold stock purchased under the ESPP for a period of one year from the date of purchase. Common stock reserved for future sales totaled 485,970 shares at December 31, 1996. Shares purchased under the ESPP totaled 27,215 in 1996, 16,133 in 1995, and 15,840 in 1994. The weighted-average grant-date fair value of shares purchased under the ESPP was $6.82 in 1996 and $3.74 in 1995.

   For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 1996 and 1995, respectively: a risk-free interest rate of 5.3% and 6.1%, an expected life of 6 months, expected volatility of 50%, and no expected dividends.

   EMPLOYEE SAVINGS PLAN

   Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute 1% to 15% of their salary on a pre-tax basis. Employer contributions are made at the discretion of management and vest after five years of continuous employment with the Company. Employer contributions approximated $300,000 in 1996, $200,000 in 1995, and $150,000 in 1994.

   SEGMENT INFORMATION

   During the years ended December 31, 1996, 1995, and 1994, one customer accounted for $13,765,000, $17,237,000, and $12,655,000, or 11%, 16%, and
   20%, respectively, of revenue.

   The following table summarizes domestic and foreign sales:

                                                    YEAR ENDED DECEMBER 31,
                                             1996             1995             1994
                                             ----             ----             ----
                                                        (In thousands)
   United States ......................     $ 55,216     $ 42,619      $24,033
   Export:
      Japan............................       33,988       48,466       30,919
      Europe...........................       15,958       12,243        7,011
      Rest of world....................        2,464        1,215          521
   Japan...............................       15,217
                                            --------     --------      -------
                                            $122,843     $104,543      $62,484
                                            ========     ========      =======

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The following table summarizes information about the Company's 1996 operations in significant geographic areas. Operations in geographic areas other than the United States were not material in prior years.

                                                     United
                                                     States       Japan      Eliminations     Consolidated
                                                     ------       -----      ------------     ------------
                                                                       (In thousands)
Revenue
    Unaffiliated customers.......................   $107,626      $15,217                       $122,843
    Intercompany transfers.......................     73,525          638       $(74,163)
                                                    --------      -------       --------        --------
Total revenue ...................................    181,151       15,855        (74,163)        122,843
Income (loss) from operations ...................     65,049         (869)       (25,887)         38,293
Identifiable assets .............................    388,946        6,801       (194,494)        201,253

   Inventories are transferred to the Company's Japanese subsidiary at previously established transfer prices. Intercompany transfers are eliminated in consolidation.

   ACQUISITION OF ISYS CONTROLS, INC.

   On February 29, 1996, the Company acquired Isys Controls, Inc. ("Isys"), a developer of machine vision systems for high-speed surface inspection. Under the terms of the acquisition, accounted for as a pooling of interests, an aggregate of 1,078,380 shares of Cognex common stock were exchanged for Isys common shares, and 253,547 shares of Cognex common stock were exchanged for Isys restricted common shares, with similar restrictions. An additional 68,042 shares of Cognex common stock were reserved for issuance upon exercise of Isys stock options which, as a result of the merger, became options for the purchase of Cognex common stock. The exchange ratio was 0.1470 of a share of Cognex common stock for each share of Isys common stock.

   The results of operations of Isys for the full year are included in the consolidated financial statements of the Company for the year ended December 31, 1996. For all prior years presented, the financial position and results of operations of Isys were not material to the previously reported financial position and results of operations of the Company, and therefore, prior years have not been restated.

   ACQUISITION OF ACUMEN, INC.

   On July 21, 1995, the Company acquired all of the outstanding shares of Acumen, Inc. ("Acumen"), a developer of machine vision systems for semiconductor wafer identification. The purchase price of $13,950,000 included $8,452,000 in cash, 96,140 shares of Cognex common stock with a fair value of $4,170,000, and Cognex stock options valued at $1,328,000. At December 31, 1996 and 1995, $1,935,000 and $3,125,000, respectively, of the purchase price remained to be paid out in cash and stock options through the year 2001. The acquisition was accounted for under the purchase method of accounting. Accordingly, Acumen's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

   COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The purchase price was allocated among the identifiable assets of Acumen. After allocating the purchase price to the net tangible assets and to deferred compensation costs, which are amortized over eight years, acquired technology was valued using a risk-adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $2,369,000 to complete technology, to be amortized over five years, and $10,189,000 to in-process technology which had not reached technological feasibility and had no alternative future use, and accordingly, was expensed immediately. Goodwill associated with the purchase is being amortized over five years. At December 31, 1996 and 1995, unamortized costs associated with the complete technology amounted to $1,659,000 and $2,132,000, respectively.

   The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective years and exclude the $10,189,000 charge for acquired in-process technology (in thousands, except per share amounts):

                                        YEAR ENDED DECEMBER 31,
                                          1995           1994
                                          ----           ----
   Revenue............................  $107,572        $65,125
   Net income.........................    33,694         15,846
   Net income per share...............       .80            .42


   SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

   Cash paid for income taxes totaled $11,218,000 in 1996, $7,982,000 in 1995, and $5,844,000 in 1994.

   Common stock received as payment for stock option exercises totaled $397,000 in 1995 and $192,000 in 1994.

   In 1995 and 1994, the Company retired certain fully-depreciated property, plant and equipment amounting to $3,049,000 and $211,000, respectively.

   In 1996, the Company exchanged 1,078,380 shares of Cognex common stock for Isys common shares, and 253,547 shares of Cognex common stock for Isys restricted common shares, with similar restrictions, in connection with the acquisition of Isys.

   In 1995, the Company paid $6,454,000 in cash, net of cash acquired, as part of the cost to acquire Acumen as follows (in thousands):

                Fair value of tangible assets acquired ........ $ 1,026
                Liabilities assumed ...........................  (1,122)
                Acquired technology ...........................  12,558
                Goodwill and other intangible assets ..........   1,288
                Issuance of stock and stock options ...........  (5,498)
                Other liabilities .............................  (1,798)
                                                                -------
                Cash paid to acquire Acumen ................... $ 6,454
                                                                =======

   COGNEX CORPORATION - REPORT OF INDEPENDENT ACCOUNTANTS

   TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

   We have audited the accompanying consolidated balance sheets of Cognex Corporation as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation at December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



   /s/ COOPERS & LYBRAND L.L.P.

   Boston, Massachusetts
   January 28, 1997

COGNEX CORPORATION - FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA



                                                               Year Ended December 31,
                                            1996 (1) (2)       1995           1994        1993        1992 (3)
                                            ------------       ----           ----        ----        --------
                                                     (Dollars in thousands, except per share amounts)
Statement of Income Data:
Revenue                                       $122,843      $ 104,543       $62,484      $43,371      $28,642
Cost of revenue                                 38,855         22,543        13,884       10,280        6,488
                                              --------      ---------       -------      -------      -------
Gross margin                                    83,988         82,000        48,600       33,091       22,154
Research, development and engineering
   expenses                                     19,434         13,190         9,933        6,205        5,622
Selling, general and administrative
   expenses                                     26,261         23,973        16,847       12,183        9,565
Charge for acquired in-process
   technology                                                  10,189
                                              --------      ---------       -------      -------      -------
Income from operations                          38,293         34,648        21,820       14,703        6,967
Investment income                                4,726          3,147         1,462        1,316        1,437
Other income (expense)                             678           (182)
                                              --------      ---------       -------      -------      -------
Income before provision for income taxes        43,697         37,613        23,282       16,019        8,404
Provision for income taxes                      13,328         14,579         7,210        4,871        2,311
                                              --------      ---------       -------      -------      -------
Net income                                    $ 30,369      $  23,034       $16,072      $11,148      $ 6,093
                                              ========      =========       =======      =======      =======
Net income per share (4)                      $    .69      $     .55       $   .43      $   .31      $   .18
                                              ========      =========       =======      =======      =======
Weighted average common shares
   outstanding (4)                              43,814         41,952        37,150       35,668       34,812
                                              ========      =========       =======      =======      =======





                                               DECEMBER 31,
                          1996 (1)        1995          1994         1993         1992
                          --------        ----          ----         ----         ----
                                                (Dollars in thousands)
Balance Sheet Data:
  Working capital         $152,817      $119,402      $ 88,619      $51,605      $38,123
  Total assets             201,253       162,172       112,946       60,810       47,987
  Long-term debt              --            --            --           --           --
  Stockholders' equity     182,689       143,916       103,608       55,061       41,110

(1) 1996 results include the full year results of Isys Controls, Inc. ("Isys"), a developer of machine vision systems for high-speed surface inspection acquired in February 1996. The Isys acquisition was accounted for as a pooling of interests; however, because the results of Isys for prior years were not material to the Company's previously reported results, prior years have not been restated.
(2) Cost of revenue includes a $4,231,000 inventory charge for costs associated with excess inventories resulting from product transition plans over the next year, as well as reduced production plans.
(3) Cost of revenue includes $719,000 of estimated costs in excess of revenue on certain research and development contracts, and selling, general and administrative expenses include $344,000 of lease termination costs.
(4) Adjusted for the 2-for-1 stock splits effective December 18, 1995, September 30, 1993, and February 14, 1992.

   COGNEX CORPORATION - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                    QUARTER ENDED
                                   ----------------------------------------------------
                                   MARCH 31,     JUNE 30,    SEPTEMBER 29,      DECEMBER
                                   1996 (1)      1996 (1)    1996 (1) (2)       1996 (1)
                                   --------      --------    ------------       --------
                               (Dollars in thousands, except per share amounts)
  Revenue                          34,887         34,949        26,540           26,467
  Gross margin                     25,681         25,358        14,243           18,706
  Income from operations           14,570         13,690         2,913            7,120
  Net income                       10,829         10,134         3,244            6,162
  Net income per share (3)            .25            .23           .08              .14
  Common stock prices: (3)
          High                     35.000         29.000        17.250           21.250
          Low                      18.000         15.750        11.750           12.250


                                                                      QUARTER ENDED
                                                -----------------------------------------------------------
                                                APRIL 2,          JULY 2,       OCTOBER 1,       DECEMBER 31,
                                                  1995             1995           1995             1995
                                                  ----             ----           ----             ----
                                                     (Dollars in thousands, except per share amounts)
   Revenue                                      $19,437          $23,722          $29,784          $31,600
   Gross margin                                  15,485           18,486           23,249           24,780
   Charge for acquired in-process
      technology                                                                   10,189
   Income from operations                         7,698            9,603            3,230           14,117
   Net income                                     5,873            7,241             (633)          10,553
   Net income per share (3)                         .14              .18             (.02)             .25
   Common stock prices: (3)
           High                                  14.750           20.250           27.625           38.500
           Low                                   10.500           13.250           18.250           19.250



(1) 1996 results include the full year results of Isys Controls, Inc. ("Isys"), a developer of machine vision systems for high-speed surface inspection acquired in February 1996. The Isys acquisition was accounted for as a pooling of interests; however, because the results of Isys for prior years were not material to the Company's previously reported results, prior years have not been restated.

(2) Cost of revenue includes a $4,231,000 inventory charge for costs associated with excess inventories resulting from product transition plans over the next year, as well as reduced production plans.

(3)   Adjusted for the 2-for-1 stock split effective December 18, 1995.

   COGNEX CORPORATION - COMPANY INFORMATION

   FORM 10-K

   A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon request to:

   Department of Investor Relations
   Cognex Corporation
   One Vision Drive
   Natick, MA  01760

   Additional copies of this annual report are also available, without charge, upon request to the above address.

   The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 11, 1997, there were approximately 25,000 registered and non-registered holders of the Company's common stock.

   No dividends on the Company's common stock were paid during 1996 and 1995.