Form 10-K, Exhibit 13
period 1997-12-31
COGNEX CORP
filed 1998-03-27
CIK 851205

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SUMMARY

Revenue for the year ended December 31, 1997 increased 26% over 1996 and net income increased 33% over the prior year as the Company benefited from a recovery in the semiconductor and electronics industries. These markets experienced a cyclical slowdown that impacted the Company's business during 1996. The increase in revenue is due primarily to increased volume of modular vision systems sold to Original Equipment Manufacturer (OEM) customers serving these two industries. Sales to OEM customers increased 33% over 1996 and grew to 68% of revenue in 1997 from 65% of revenue in 1996. Additionally, sales to factory floor customers increased 15% over the prior year. The increase in sales to factory floor customers is primarily a result of additional sales and marketing resources dedicated to this market in 1997, as well as the third quarter acquisition of Mayan Automation, Inc. (Mayan), whose Fine-Line products are sold to factory floor customers.


The Company's financial position remained strong at December 31, 1997, with $262 million in total assets and $236 million in stockholders' equity. Working capital was $200 million at December 31, 1997, representing an increase of 31% over the prior year. Cash and investments increased 33% from the prior year primarily as a result of $52 million of cash generated from operations.


The following table sets forth certain consolidated financial data as a percentage of revenue:

                                                           YEAR ENDED DECEMBER 31,
                                                          1997      1996      1995
-----------------------------------------------------------------------------------
Revenue                                                    100%      100%      100%
Cost of revenue                                             27        32        22
                                                         --------------------------
Gross margin                                                73        68        78
Research, development and engineering expenses              14        16        13
Selling, general and administrative expenses                23        21        23
Charge for acquired in-process technology (1)                2                   9
                                                         --------------------------
Income from operations                                      34        31        33
Investment and other income                                  4         5         3
                                                         --------------------------
Income before provision for income taxes                    38        36        36
Provision for income taxes                                  12        11        14
                                                         --------------------------
Net income                                                  26%       25%       22%
                                                         ==========================


(1) Charge from the write-off of acquired in-process technology in connection with the acquisitions of Mayan Automation, Inc. in 1997 and Acumen, Inc. in 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO
YEAR ENDED DECEMBER 31, 1996:

The acquisition of Mayan, a developer of low-cost machine vision systems used for surface inspection, on July 31, 1997 was accounted for under the purchase method of accounting. The results of operations of Mayan since the acquisition date are included in the Company's results.


Revenue for the year ended December 31, 1997 increased 26% to $155,340,000 from $122,843,000 for the year ended December 31, 1996. This increase in revenue over the prior year represents a recovery from the slowdown in the semiconductor and electronics industries which had previously impacted the Company's business. The increase is due primarily to increased volume from OEM customers serving these two industries. Sales to OEM customers increased $26,221,000, or 33%, over 1996, and grew to 68% of revenue in 1997 from 65% of revenue in 1996. Additionally, sales to factory floor customers increased $6,276,000, or 15%, over 1996 due primarily to increased volume resulting from additional sales and marketing resources serving customers in this market, as well as the addition of Fine-Line products from the acquisition of Mayan in the third quarter of 1997.


For the year ended December 31, 1997, approximately one half of the Company's revenue was derived from customers based in Asia, primarily in Japan. During 1997, 3% of the Company's revenue was derived from Southeast Asia, with 1% representing business in Korea. The Company believes the currency and credit situation currently affecting Asia will have a limited impact on its business since a majority of its sales to customers in Asia are denominated in U.S. dollars and the Company has tightened its credit policy to customers based in Southeast Asia. However, the Company believes its growth would be hampered for a period of time if a worldwide slowdown in capital spending develops as a result of the current financial situation in Asia.


Gross margin as a percentage of revenue for the year ended December 31, 1997 was 73% compared to 68% for 1996. Gross margin for 1996 included a $4,231,000 inventory charge to "Cost of revenue," which reduced the margin by approximately four percentage points. The charge reflected costs associated with excess inventories resulting from product transition plans, as well as reduced production plans caused by the slowdown in the semiconductor and electronics industries. Excluding the 1996 inventory charge, the slight improvement in gross margin as a percentage of revenue is due primarily to the Company's ability to significantly increase the number of machine vision systems manufactured with only small increases in manufacturing overhead expenses, thereby improving the absorption rate of overhead expenses. Gross margin as a percentage of revenue for 1998 is expected to remain consistent with the results experienced for the year ended December 31, 1997.


Research, development and engineering expenses for the year ended December 31, 1997 increased 16% to $22,481,000 from $19,434,000 for the year ended December 31, 1996. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's continued investment in the research and development of new and existing products. Expenses as a percentage of revenue were 14% in 1997 compared to 16% in 1996. The decrease in expenses as a percentage of revenue results from demand from OEM customers increasing revenue at a rate that outpaced the increase in expenses associated with the addition of new engineers. The Company intends to maintain its product development schedule in 1998, irrespective of revenue trends, and therefore, the level of research, development and engineering expenses as a percentage of revenue may increase during the next few quarters.


Selling, general and administrative expenses for the year ended December 31, 1997 increased 36% to $35,810,000 from $26,261,000 for the year ended December 31, 1996. The increase in aggregate expenses is due primarily to higher personnel-related costs, both domestically and internationally, to support the Company's worldwide operations, as

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


well as the reinstatement of company bonuses, which were eliminated as part of an effort to control costs during 1996 in light of the temporary downturn in the semiconductor and electronics industries. Expenses as a percentage of revenue were 23% in 1997 compared to 21% in 1996. Selling, general and administrative expenses are expected to continue to increase as additional resources are committed to further penetrate the factory floor market, and therefore, expenses as a percentage of revenue may increase during the next few quarters.


Investment income for the year ended December 31, 1997 increased 26% to $5,947,000 from $4,726,000 for the year ended December 31, 1996. The increase in investment income is due primarily to an increase in the Company's invested cash balance during 1997.


Other income for the year ended December 31, 1997 totaled $718,000 and remained fairly consistent with other income of $678,000 in 1996. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters.


The Company's effective tax rate was 30.5% for each of the years ended December 31, 1997 and 1996.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995:

The acquisition of Isys Controls, Inc. (Isys) in the first quarter of 1996 was accounted for as a pooling of interests. The results of operations of Isys for the full year ended December 31, 1996 are included in the Company's results. The results of operations of Isys for the year ended December 31, 1995 were not material to the Company's previously reported results, and therefore, that year has not been restated.


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


Gross margin for the year ended December 31, 1996 was 68% and included a $4,231,000 inventory charge to "Cost of revenue," which reduced the margin by approximately four percentage points. The charge reflected costs associated with excess inventories resulting from product transition plans, as well as reduced production plans caused by the slowdown in the semiconductor and electronics industries.


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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


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


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements during the year ended December 31, 1997 were met through cash generated from operations. Cash and investments increased $44,014,000 from December 31, 1996 primarily as a result of $52,493,000 of cash generated from operations, offset by $10,852,000 of capital expenditures. Cash generated from operations consists of net income, adjusted for non-cash charges and changes in current assets and current liabilities, most notably a decrease in accounts receivable resulting from the timing of cash receipts at year end.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


As discussed in the Notes to Consolidated Financial Statements, at December 31, 1997, the Company had unconditional obligations to purchase $5,570,000 of inventory from third-party contractors within 60 days.


Capital expenditures for the year ended December 31, 1997 totaled $10,852,000 and consisted primarily of expenditures related to the implementation of new computer information systems and expenditures for computer hardware, as well as the cash purchase of land adjacent to the Company's corporate headquarters which is anticipated to be used for future expansion.


On July 31, 1997, the Company acquired selected assets and assumed selected liabilities of Mayan Automation, Inc. for $4,800,000 in cash, $1,800,000 of which, at December 31, 1997, remained to be paid through the year 1999. Of the $1,800,000 of future cash payments, $900,000 represents payments contingent upon the attainment of certain performance milestones.


In July 1995, the Company acquired Acumen, Inc. for approximately $14,000,000. The purchase price included $8,452,000 in cash, $566,000 of which, at December 31, 1997, remained to be paid through the year 2000.


Based on a recent assessment, the Company has determined that its internal computer systems are capable of processing transactions relating to the year 2000 and beyond, and, to the best of its knowledge, the Company does not have any material exposure to contingencies related to year 2000 issues for its products. Additionally, the Company has initiated formal communications with its significant suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failures to remediate their own year 2000 issues. Although the Company is only in the preliminary stages of assessing the impact of year 2000 issues and no assurances can be given, the Company does not believe that year 2000 expenses will have a material impact on its business.


The Company believes that the existing cash and investments balance, together with cash generated from operations, will be sufficient to meet the Company's planned working capital and capital expenditure requirements through 1998, including potential business acquisitions.


In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No.130 requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt the provisions of this statement, which include the reclassification of prior periods presented for comparative purposes, in 1998. The Company is currently evaluating the impact that this statement will have on its financial statements; however, because the statement requires only additional disclosure, the Company does not expect the statement to have a material impact on its financial position or results of operations. The additional disclosure will include comprehensive income, which will differ from historical net income by the amount of the translation adjustments and unrealized gain (loss) on investments included as separate components of stockholders' equity.


In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 requires companies to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. In 1998, the Company will adopt the provisions of this statement, which include the reclassification of prior periods presented, unless impracticable, for comparative purposes. The Company is currently evaluating the impact that this statement will have on its financial statements; however, because the statement requires only

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


additional disclosure, the Company does not expect the statement to have a material impact on its financial position or results of operations.


FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, which are prefaced with words such as "expects," "anticipates," "believes," and similar words and other statements of similar sense, are forward-looking statements. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements, like any other forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include: (1) capital spending trends by manufacturing companies; (2) the cyclicality of the semiconductor industry; (3) the Company's continued ability to achieve significant international revenue;
(4) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (5) inability to protect the Company's proprietary technology and intellectual property; (6) inability to attract or retain skilled employees; (7) technological obsolescence of current products and the inability to develop new products; (8) inability to respond to competitive technology and pricing pressures; and (9) reliance upon certain sole source suppliers to manufacture or deliver critical components of the Company's products. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Further discussions of risk factors are also available in the Company's registration statements filed with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF INCOME

                                                                                             YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                                            1997              1996              1995
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                           $ 155,340         $ 122,843         $ 104,543

Cost of revenue                                                                      42,273            38,855            22,543
                                                                                -----------------------------------------------
Gross margin                                                                        113,067            83,988            82,000

Research, development and engineering expenses                                       22,481            19,434            13,190

Selling, general and administrative expenses                                         35,810            26,261            23,973

Charge for acquired in-process technology                                             3,115                              10,189
                                                                                -----------------------------------------------
Income from operations                                                               51,661            38,293            34,648

Investment income                                                                     5,947             4,726             3,147

Other income (expense)                                                                  718               678              (182)
                                                                                -----------------------------------------------
Income before provision for income taxes                                             58,326            43,697            37,613

Provision for income taxes                                                           17,790            13,328            14,579
                                                                                -----------------------------------------------
Net income                                                                        $  40,536         $  30,369         $  23,034
                                                                                ===============================================
Net income per common and common equivalent share:

     Basic                                                                        $     .98         $     .75         $     .60
                                                                                ===============================================
     Diluted                                                                      $     .91         $     .69         $     .55
                                                                                ===============================================
Weighted-average common and common

   equivalent shares outstanding:

     Basic                                                                           41,322            40,594            38,175
                                                                                ===============================================
     Diluted                                                                         44,702            43,814            41,952
                                                                                ===============================================


The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED BALANCE SHEETS


                                                                                                            DECEMBER 31,

(Dollars in thousands)                                                                                1997              1996
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:

   Cash and investments                                                                             $ 178,014         $ 134,000
   Accounts receivable, less reserves of $1,940 and $968 in 1997
     and 1996, respectively                                                                            25,095            18,809
   Revenue in excess of billings                                                                        3,723             3,379
   Inventories                                                                                          7,784             7,013
   Deferred income taxes                                                                                3,453             2,642
   Prepaid expenses and other                                                                           5,937             3,545
                                                                                                    ---------------------------
       Total current assets                                                                           224,006           169,388
                                                                                                    ---------------------------
Property, plant and equipment, net                                                                     32,995            28,331
Other assets                                                                                            3,462             3,534
Deferred income taxes                                                                                   1,377
                                                                                                    ---------------------------
                                                                                                    $ 261,840         $ 201,253
                                                                                                    ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                                                 $   3,332         $   3,652
   Accrued expenses                                                                                    13,712             7,007
   Accrued income taxes                                                                                 2,684             2,029
   Customer deposits                                                                                    3,112             2,596
   Deferred revenue                                                                                     1,596             1,287
                                                                                                    ---------------------------
       Total current liabilities                                                                       24,436            16,571
                                                                                                    ---------------------------


Other liabilities                                                                                       1,262             1,600
Deferred income taxes                                                                                                       393

Commitments (see Notes to Consolidated Financial Statements)

Stockholders' equity:
   Common stock, $.002 par value
     Authorized: 120,000,000 shares, issued: 41,859,395 and
     40,914,166 shares in 1997 and 1996, respectively                                                      84                82
   Additional paid-in capital                                                                          91,082            77,569
   Cumulative translation adjustment                                                                       44                95
   Retained earnings                                                                                  146,368           105,832
   Treasury stock, at cost, 103,139 and 80,918 shares in 1997
     and 1996, respectively                                                                            (1,436)             (889)
                                                                                                    ---------------------------
       Total stockholders' equity                                                                     236,142           182,689
                                                                                                    ---------------------------
                                                                                                    $ 261,840         $ 201,253
                                                                                                    ===========================

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                 COMMON STOCK                           CUMULATIVE                   TREASURY STOCK        TOTAL
                              ---------------------      ADDITIONAL    TRANSLATION    RETAINED    ------------------  STOCKHOLDERS'
(Dollars in thousands)         SHARES     PAR VALUE   PAID-IN CAPITAL   ADJUSTMENT    EARNINGS     SHARES     COST       EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994  18,751,935  $  38          $ 53,633         $ (53)     $   50,482     30,878   $  (492)    $103,608
   Common stock issued to
     acquire Acumen, Inc.         96,140                    4,170                                                           4,170
   Issuance of stock under
     stock option and stock
     purchase plans              683,079      1             4,826                                                           4,827
   Tax benefit from exercise
     of stock options                                       8,581                                                           8,581
   Common stock received for
     payment of stock option
     exercises                                                                                       9,581      (397)        (397)
   Stock issued to effect
     stock split               9,508,521     39               (39)                                  40,459
   Translation adjustment                                                    93                                                93
   Net income                                                                            23,034                            23,034
                              -----------------------------------------------------------------------------------------------------
Balance at December 31, 1995  39,039,675     78            71,171            40          73,516     80,918      (889)     143,916
                              -----------------------------------------------------------------------------------------------------
   Common stock issued to
     acquire Isys Controls,
     Inc.                      1,331,927      3             2,469                         1,947                             4,419
   Issuance of stock under
     stock option, stock
     purchase, and bonus
     plans                       542,564      1             2,495                                                           2,496
   Tax benefit from exercise
     of stock options                                       1,434                                                           1,434
   Translation adjustment                                                    55                                                55
   Net income                                                                            30,369                            30,369
                              -----------------------------------------------------------------------------------------------------
Balance at December 31, 1996   40,914,166     82           77,569            95         105,832     80,918      (889)     182,689
                              -----------------------------------------------------------------------------------------------------
  Issuance of stock under
    stock option, stock
    purchase, and bonus
    plans                         945,229      2            5,504                                                           5,506
   Tax benefit from exercise
     of stock options                                       8,009                                                           8,009
   Common stock received for
     payment of stock option
     exercises                                                                                      22,221      (547)        (547)
   Translation adjustment                                                   (51)                                              (51)
   Net income                                                                            40,536                            40,536
                              -----------------------------------------------------------------------------------------------------
Balance at December 31, 1997   41,859,395   $ 84         $ 91,082         $  44      $  146,368    103,139   $(1,436)   $ 236,142
                              -----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             YEAR ENDED DECEMBER 31,
(In thousands)                                                                      1997              1996               1995
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                    $   40,536        $   30,369          $ 23,034
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation of property, plant and equipment                                  4,870             4,352             2,845
       Amortization of intangible assets                                                938               735               355
       Loss on disposition of property, plant and equipment                             470                99                56
       Charge for acquired in-process technology                                      3,115                              10,189
       Tax benefit from exercise of stock options                                     8,009             1,434             8,581
       Inventory provision                                                                              4,231
       Deferred income tax provision                                                 (2,581)             (385)           (1,326)
   Changes in other current assets and current liabilities:
     Accounts receivable                                                             (6,603)            6,276           (14,705)
     Inventories                                                                       (920)            2,523            (7,678)
     Accounts payable                                                                  (421)              519             1,361
     Accrued expenses                                                                 6,403            (1,768)            2,867
     Other                                                                           (1,323)            2,724            (3,744)
                                                                                -----------------------------------------------
   Net cash provided by operating activities                                         52,493            51,109            21,835
                                                                                -----------------------------------------------
Cash flows from investing activities:
   Purchase of investments                                                          (94,707)          (63,067)          (75,758)
   Maturities of investments                                                         40,468            44,219            34,198
   Purchase of property, plant and equipment                                        (10,852)          (10,154)          (10,503)
   Cash paid related to acquisition of Mayan Automation, Inc.,
     net of $51 cash assumed                                                         (2,862)
   Cash paid related to acquisition of Acumen, Inc.,
     net of $200 cash assumed in 1995                                                  (137)           (1,277)           (6,454)
   Cash assumed in acquisition of Isys Controls, Inc.                                                     918
   Other                                                                               (156)              (71)             (294)
                                                                                -----------------------------------------------
   Net cash used in investing activities                                            (68,246)          (29,432)          (58,811)
                                                                                -----------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of stock under stock option,
     stock purchase, and bonus plans                                                  4,959             2,496             4,430
                                                                                -----------------------------------------------
   Net cash provided by financing activities                                          4,959             2,496             4,430
                                                                                -----------------------------------------------
Effect of exchange rate changes on cash                                                 569               339               131
                                                                                -----------------------------------------------
Net increase (decrease) in cash and cash equivalents                                (10,225)           24,512           (32,415)
Cash and cash equivalents at beginning of year                                       48,423            23,911            56,326
                                                                                -----------------------------------------------
Cash and cash equivalents at end of year                                             38,198            48,423            23,911
Investments                                                                         139,816            85,577            66,729
                                                                                -----------------------------------------------
Cash and investments                                                             $  178,014        $  134,000          $ 90,640
                                                                                ===============================================


The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain accounting policies described in this and other notes to the consolidated financial statements.


NATURE OF OPERATIONS

Cognex Corporation (the Company) designs, develops, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required. The Company's primary customers, Original Equipment Manufacturers (OEMs) in the semiconductor and electronics industries, are principally located in Japan and the United States.


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


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are 10 years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, with any resulting gain or loss included in current operations.


INTANGIBLE ASSETS

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from five to eight years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.


WARRANTY OBLIGATIONS

The Company provides warranties for its products for periods ranging from six months to one year from the date of shipment, based upon the product being purchased and the terms of the customer's contract. Estimated warranty obligations are evaluated and recorded at the time of sale.


REVENUE RECOGNITION

Revenue from product sales and software licenses is recognized upon shipment. Revenue from construction-type projects, which include research and development contracts, is recognized using the percentage-of-completion method. Losses on projects, if any, are recognized when identified. Service and maintenance revenue is recognized as earned.


RESEARCH AND DEVELOPMENT

Research and development costs for internally-developed products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The cost of acquired software is capitalized for products determined to have reached technological feasibility; otherwise, the cost is expensed. Capitalized software costs are amortized using the straight-line method over the economic life of the product, typically three to five years, or based upon the anticipated revenues of the product.


INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.


NET INCOME PER SHARE

The Company has adopted SFAS No. 128, "Earnings per Share," for the year ended December 31, 1997, which included retroactively restating all prior periods for which earnings per share (EPS) data is presented. SFAS No. 128 requires the presentation of basic and diluted EPS. Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exer-

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS cised or converted into common stock or resulted in the issuance of common stock that then participates in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under the previous rules. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.


FINANCIAL INSTRUMENTS

FAIR VALUE

The Company's financial instruments consist primarily of cash and cash equivalents, investments, trade receivables, trade payables, and forward exchange contracts. The carrying amounts of cash and cash equivalents, investments, trade receivables, and trade payables approximate fair value due to the short maturity of these instruments. Based on year-end exchange rates and the various maturity dates of the forward exchange contracts, the Company estimates the aggregate contract value to be representative of the fair values of these instruments.


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


OFF-BALANCE SHEET RISK

In certain instances, the Company enters into forward exchange contracts to hedge specific commitments against foreign currency fluctuations. The forward exchange contracts are for periods consistent with its committed exposure and require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates agreed upon at the inception of the contracts. For contracts that are designated and effective as hedges, the gain or loss on the forward exchange contract is deferred and included in the measurement of the related foreign currency transaction. The Company had $7,900,000 of foreign exchange contracts outstanding, all of which were in Japanese yen, at December 31, 1997. The Company had no foreign exchange contracts outstanding at December 31, 1996.


FOREIGN CURRENCY RISK

The Company enters into transactions denominated in foreign currencies and includes the exchange rate gain or loss arising from such transactions in current operations. The Company recorded exchange rate losses of $155,000 in 1997, $1,027,000 in 1996, and $573,000 in 1995.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH AND INVESTMENTS

Cash and investments consist of the following:

                                                                             DECEMBER 31,
(In thousands)                                                         1997                1996
-------------------------------------------------------------------------------------------------
Cash                                                                 $  19,868          $  25,905

Municipal obligations with contractual maturities:

   Less than three months                                               18,330             22,518
                                                                   ------------------------------
     Total cash and cash equivalents                                    38,198             48,423

   Greater than three months and less than one year                     49,216             30,025

   Greater than one year                                                90,600             55,552
                                                                   ------------------------------
                                                                     $ 178,014          $ 134,000
                                                                   ==============================

INVENTORIES

Inventories consist of the following:

                                                                             DECEMBER 31,
(In thousands)                                                         1997               1996
-----------------------------------------------------------------------------------------------
Raw materials                                                        $  4,425           $ 5,058

Work-in-process                                                         1,355               513

Finished goods                                                          2,004             1,442
                                                                     --------------------------
                                                                     $  7,784           $ 7,013
                                                                     ==========================


In the third quarter of 1996, the Company recorded a $4,231,000 inventory charge to "Cost of revenue." The charge reflected costs associated with excess inventories resulting from product transition plans, as well as reduced production plans caused by the slowdown in the semiconductor and electronics industries.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                             DECEMBER 31,
(In thousands)                                       1997                    1996
----------------------------------------------------------------------------------
Land                                               $  3,051               $  1,150
Buildings                                            17,563                 12,963
Building improvements                                 2,725                  1,883
Construction-in-process                                                      5,943
Computer hardware and software                       19,553                 13,921
Furniture and fixtures                                2,429                  1,713
Leasehold improvements                                  661                    477
                                                  --------------------------------
                                                     45,982                 38,050
Less: accumulated depreciation                      (12,987)                (9,719)
                                                  --------------------------------
                                                   $ 32,995               $ 28,331
                                                  ================================

In December 1997, approximately $8,100,000 of expenditures related to new computer information systems and a building addition, that had previously been recorded in construction-in-process, were transferred to buildings, building improvements, and computer hardware and software when they were placed in service.


ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                          DECEMBER 31,
(In thousands)                                   1997                    1996
-------------------------------------------------------------------------------
Bonus                                          $  3,055                $   559
Payroll and related costs                         3,020                  2,066
Warranty                                          2,407                  1,284
Accrued acquisition costs                         1,237                    337
Professional fees                                 1,027                    938
Other                                             2,966                  1,823
                                             ----------------------------------
                                               $ 13,712                $ 7,007
                                             ==================================

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAXES

The provision for income taxes consists of the following:

                                                            YEAR ENDED DECEMBER 31,
(In thousands)                                    1997              1996               1995
--------------------------------------------------------------------------------------------
Current:
   Federal                                       $ 17,048         $ 13,169          $ 14,083
   State                                            2,850              128             1,572
   Foreign                                            473              392               249
                                                --------------------------------------------
                                                   20,371           13,689            15,904

Deferred:
   Federal                                         (1,552)            (902)              (28)
   State                                           (1,029)             541            (1,297)
                                                --------------------------------------------
                                                 $ 17,790         $ 13,328          $ 14,579
                                                ============================================



A reconciliation of the provision for income taxes at the federal statutory rate is as follows:


                                                                 YEAR ENDED DECEMBER 31,
                                                               1997       1996        1995
------------------------------------------------------------------------------------------
Provision for income taxes at federal statutory rate            35%         35%        35%
Non-deductible charge for acquired in-process technology                                9
State income taxes, net of federal benefit                       2         2.5          2
Foreign Sales Corporation benefit                               (3)         (3)        (4)
Tax-exempt investment income                                    (3)         (3)        (2)
Tax credit utilization                                          (1)         (1)        (1)
Other                                                          0.5
                                                              ---------------------------
Provision for income taxes                                    30.5%       30.5%        39%
                                                              ===========================

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The tax effects of the principal items making up deferred income taxes are as follows:

                                                                       DECEMBER 31,
(In thousands)                                                    1997              1996
-----------------------------------------------------------------------------------------
Current deferred tax assets:
   Vacation, bad debt and other                                  $ 1,296         $   936
   Inventory, warranty and other                                   1,833           1,461
   Other                                                             324             245
                                                                 -----------------------
Total net current deferred tax asset                             $ 3,453         $ 2,642
                                                                 =======================
Noncurrent deferred tax assets (liabilities):
   State net operating loss and credit carryforwards             $   888         $   574
   Acquired complete technology                                     (376)           (630)
   Acquired incomplete technology                                  1,099
   Depreciation                                                     (234)           (337)
                                                                 -----------------------
Total net noncurrent deferred tax asset (liability)              $ 1,377         $  (393)
                                                                 =======================


The Company's state credit carryforwards, net of federal tax impact, are approximately $888,000, a portion of which will begin to expire in the year 2010.


LEASES

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through the year 2002 and are accounted for as operating leases. Annual rent expense totaled $1,637,000 in 1997, $1,324,000 in 1996, and $996,000 in 1995. Future minimum rental payments under these agreements are as follows at December 31, 1997 (in thousands):

                     YEAR          AMOUNT
                    ----------------------
                     1998         $   985
                     1999             815
                     2000             712
                     2001             210
                     2002             152
                                  --------
                                  $ 2,874
                                  ========

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 1995, the Company purchased an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through the year 2000. Annual rental income totaled $1,428,000 in 1997, $1,326,000 in 1996, and
$536,000 in 1995. Rental income and related expenses are presented on the Consolidated Statements of Income as "Other income (expense)." Future minimum rental receipts under non-cancelable lease agreements are as follows at December 31, 1997 (in thousands):



                            YEAR               AMOUNT
                           ---------------------------
                            1998              $ 1,343
                            1999                1,181
                            2000                  994
                                             ---------
                                              $ 3,518
                                             =========

COMMITMENTS

The Company has agreements with third-party contractors to perform the majority of component procurement, subassembly, final assembly, and initial testing for the hardware portion of its vision systems. After the completion of initial testing, the third-party contractors deliver the products to the Company to perform final testing and assembly. At December 31, 1997, the Company had unconditional obligations to purchase $5,570,000 of inventory from third-party contractors within 60 days. These purchase commitments relate to expected sales in 1998.


STOCKHOLDERS' EQUITY

COMMON AND PREFERRED STOCK

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


STOCK-BASED COMPENSATION PLANS

The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 1997, 1996, and 1995.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows:


                                                                   YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                        1997        1996        1995
----------------------------------------------------------------------------------------------
Net income                                   As reported      $ 40,536    $ 30,369    $ 23,034

                                             Pro forma          34,380      25,204      21,652

Basic net income per share                   As reported           .98         .75         .60

                                             Pro forma             .83         .62         .57

Diluted net income per share                 As reported           .91         .69         .55

                                             Pro forma             .74         .59         .52


The effects of applying SFAS No. 123 for the purpose of providing pro forma disclosures may not be indicative of the effects on reported net income and net income per share for future years, as the pro forma disclosures include the effects of only those awards granted after January 1, 1995.


STOCK OPTION PLANS

At December 31, 1997, the Company had 8,672,000 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 Director plan, 352,000; the 1993 Director plan, 320,000; and the 1993 Employee plan, 8,000,000. In April 1996, an amendment was adopted to increase the number of shares of common stock reserved for issuance under the 1993 Employee plan from 5,000,000 shares to 8,000,000 shares.


In connection with the acquisition of Isys Controls, Inc. in February 1996, the Company adopted the 1996 Long-Term Incentive Plan. This plan provided for the grant of 321,589 shares of either restricted common stock or options to purchase restricted stock. Other than restrictions that limit the sale and transfer of the restricted stock within 20 years from the date of grant, participants are entitled to all of the rights of a stockholder.


Options vest over various periods, not exceeding 10 years, and expire no later than 20 years from the date of grant.


On July 30, 1996, the Company granted 1,177,830 options at the current fair market value with similar terms and conditions to previously issued but unexercised grants. In exchange for the new grants, employees agreed to forfeit their prior options.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the status of the Company's stock option plans at December 31, 1997, 1996, and 1995, and changes during the years then ended:

                                                1997                          1996                           1995
                                        ------------------------    --------------------------    ---------------------------
                                                      WEIGHTED-                    WEIGHTED-                     WEIGHTED-
                                                       AVERAGE                      AVERAGE                       AVERAGE
                                                      EXERCISE                     EXERCISE                      EXERCISE
                                          SHARES        PRICE         SHARES         PRICE          SHARES         PRICE
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         8,014,386    $   8.34       7,699,826     $   9.10        7,882,832        $   5.69
   Granted at fair market value          1,450,521       24.55         933,915        16.80        1,397,874           21.74
   Granted above fair market value          91,500       26.41       1,807,583        16.18           71,000           26.39
   Exercised                              (996,965)       4.87        (518,925)        3.18       (1,312,392)           3.36
   Forfeited                              (794,535)      10.05      (1,908,013)       24.39         (339,488)           7.73
                                        ----------                  ----------                    ----------
Outstanding at end of year               7,764,907       11.85       8,014,386         8.34        7,699,826            9.10
                                        ==========                  ==========                    ==========
Options exercisable at year-end          2,140,956        6.14       2,128,058         4.40        1,389,164            3.17

Weighted-average grant-date fair
   value of options granted during
   the year at fair market value           $ 12.48                     $ 11.78                       $ 11.19
Weighted-average grant-date fair
   value of options granted during
   the year above fair market value        $ 11.50                    $   4.46                       $ 10.17

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLANS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 1997:

                                      OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                       ------------------------------------------------    ----------------------------
                                       WEIGHTED-AVERAGE       WEIGHTED-                       WEIGHTED-
                                           REMAINING           AVERAGE                        AVERAGE
    RANGE OF             NUMBER        CONTRACTUAL LIFE       EXERCISE       NUMBER           EXERCISE
EXERCISE PRICES        OUTSTANDING        (IN YEARS)           PRICE       EXERCISABLE         PRICE
-----------------------------------------------------------------------------------------------------------
$   .50 -   6.00        1,445,405             5.3             $   3.28     1,251,686         $   3.08

   6.06 -   7.00          169,913             7.0                 6.82       100,455             6.85

   7.12 -   7.50        2,516,800            10.7                 7.50       289,800             7.49

   7.94 - 14.19           727,790             6.9                11.57       302,938            11.25

  14.50 - 14.50         1,105,863             8.4                14.50       151,150            14.50

  14.56 - 23.44         1,091,570             9.5                19.80        34,142            16.84

  24.00 - 36.31           707,566             9.6                29.91        10,785            22.89
                        ---------                                          ---------
    .50 - 36.31         7,764,907             8.7                11.85     2,140,956             6.14
                        =========                                          =========



For the purpose of providing pro forma disclosures, the fair values of options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996, and 1995, respectively: a risk-free interest rate of 6.3%, 6.3%, and 5.9%; an expected life of 5.1, 4.4, and 4.5 years; expected volatility of 50%; and no expected dividends.


EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold stock purchased under the ESPP for a period of one year from the date of purchase. Common stock reserved for future sales totaled 463,534 shares at December 31, 1997. Shares purchased under the ESPP totaled 22,436 in 1997, 27,215 in 1996, and 16,133 in 1995. The weighted-average fair value of shares purchased under the ESPP was $5.08 in 1997, $6.82 in 1996, and $3.74 in 1995.


For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 1997, 1996, and 1995: a risk-free interest rate of 5.3%, 5.3%, and 6.1%, respectively; an expected life of six months; expected volatility of 50%; and no expected dividends.


EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute 1% to 15% of their salary on a pre-tax basis. Employer contributions are made at the discretion of management and vest after five years of continuous employment with the Company. Employer contributions approximated $400,000 in 1997, $300,000 in 1996, and $200,000 in 1995.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NET INCOME PER SHARE

Net income per share is calculated as follows:

                                                                   YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                  1997              1996             1995
---------------------------------------------------------------------------------------------------
Net income                                               $ 40,536         $ 30,369         $ 23,034
                                                         ========         ========         ========
Basic:
   Weighted-average common shares outstanding              41,322           40,594           38,175
                                                         ========         ========         ========
   Net income per common share                           $    .98         $    .75         $    .60
                                                         ========         ========         ========
Diluted:
   Weighted-average common shares outstanding              41,322           40,594           38,175
   Effect of dilutive securities:
     Stock options                                          3,380            3,220            3,777
                                                         --------         --------         --------
   Weighted-average common and common
     equivalent shares outstanding                         44,702           43,814           41,952
                                                         ========         ========         ========
   Net income per common and common
     equivalent share                                    $    .91         $    .69         $    .55
                                                         ========         ========         ========


Stock options to purchase 545,386 and 66,500 shares of common stock were outstanding during the years ended December 31, 1997 and 1996, respectively, but were not included in the calculations of diluted EPS because the option's exercise price was greater than the average market price of the Company's common shares during those years. Although these options were antidilutive in 1997 and 1996, because they were still outstanding at December 31, 1997, they may be dilutive in future years' calculations. There were no options that were antidilutive in the 1995 calculation of diluted EPS that were still outstanding at December 31, 1997. The 545,386 options consisted of the following grants:
2,000 at $26.50 granted March 1996; 60,000 at $26.50 granted July 1996; 50,000 at $30.00, 56,370 at $32.63, and 180,936 at $32.81 granted July 1997; 45,820 at
$36.31 granted August 1997; 20,500 at $35.25 granted September 1997; 55,400 at
$32.00 granted October 1997; 53,360 at $28.56 granted November 1997; and 21,000 at $27.00 granted December 1997. The 66,500 options outstanding at December 31, 1996 consisted of the following grants: 2,000 at $26.50 granted March 1996; 4,500 at $24.00 granted June 1996; and 60,000 at $26.50 granted July 1996. All of the options listed above expire 10 years from the date of grant.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION

During the years ended December 31, 1997, 1996, and 1995, one customer accounted for $27,292,000, $13,765,000, and $17,237,000, or 18%, 11%, and 16%,
respectively, of revenue. The following table summarizes domestic and foreign sales:


                                            YEAR ENDED DECEMBER 31, 1997
(In thousands)                        1997              1996             1995
--------------------------------------------------------------------------------
Domestic:

    United States                    $ 59,723         $ 55,216          $ 42,619
    Export
       Japan                           51,453           33,988            48,466
       Europe                          22,177           15,958            12,243
       Rest of world                    4,534            2,464             1,215

Foreign:
    Japan                              17,453           15,217
                                     --------         --------          --------
                                     $155,340         $122,843          $104,543
                                     ========         ========          ========

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about the Company's 1997 and 1996 operations in significant geographic areas (in thousands). Operations in geographic areas other than the United States were not material prior to 1996.

YEAR ENDED DECEMBER 31, 1997           UNITED STATES            JAPAN            ELIMINATIONS       CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------
Revenue:
    Unaffiliated customers               $ 137,887             $ 17,453                               $ 155,340
    Intercompany                            10,336                                 $(10,336)
                                         ---------             --------            --------           ---------
Total revenue                              148,223               17,453             (10,336)            155,340

Income (loss) from operations               51,682                  (21)                                 51,661

Identifiable assets                        259,608               10,562              (8,330)            261,840


YEAR ENDED DECEMBER 31, 1996           UNITED STATES            JAPAN            ELIMINATIONS       CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------
Revenue:
    Unaffiliated customers               $ 107,626             $ 15,217                               $ 122,843
    Intercompany                             9,755                                 $ (9,755)
                                         ---------             --------            --------           ---------
Total revenue                              117,381               15,217              (9,755)            122,843

Income (loss) from operations               39,162                 (869)                                 38,293

Identifiable assets                        200,425                6,801              (5,973)            201,253



Inventories are transferred to the Company's Japanese subsidiary at previously established transfer prices, resulting in intercompany revenue, as well as intercompany receivables for the United States operation. All intercompany transactions are eliminated in consolidation.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






ACQUISITION OF MAYAN AUTOMATION, INC.

On July 31, 1997, the Company acquired selected assets and assumed selected liabilities of Mayan Automation, Inc. (Mayan), a developer of low-cost machine vision systems used for surface inspection, for $4,800,000 in cash, of which $1,800,000 will be paid through the year 1999. Of the $1,800,000 of future cash payments, $900,000 represents payments contingent upon the attainment of certain performance milestones. The acquisition was accounted for under the purchase method of accounting. Accordingly, Mayan's results of operations have been included in the Company's consolidated results of operations since the date of acquisition. Mayan's historical results of operations were not material compared to the Company's consolidated results of operations, and therefore, pro forma results are not presented.


The purchase price was allocated among the identifiable assets of Mayan. After allocating the purchase price to the net tangible assets, acquired technology was valued using a risk-adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $400,000 to complete technology, to be amortized over five years, and $3,115,000 to in-process technology which had not reached technological feasibility and had no alternative future use, and accordingly, was expensed immediately. Up to an additional $900,000 of contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill to be amortized over the remaining period of expected benefit.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACQUISITION OF ISYS CONTROLS, INC.

On February 29, 1996, the Company acquired Isys Controls, Inc. (Isys), a developer of machine vision systems for high-speed surface inspection. The acquisition was accounted for as a pooling of interests, and therefore, the results of operations of Isys for the full year are included in the consolidated financial statements of the Company for the year ended December 31, 1996. For years presented prior to the acquisition, the financial position and results of operations of Isys were not material to the previously reported financial position and results of operations of the Company, and therefore, these years have not been restated.


ACQUISITION OF ACUMEN, INC.

On July 21, 1995, the Company acquired all of the outstanding shares of Acumen, Inc. (Acumen), a developer of machine vision systems for semiconductor wafer identification. The purchase price of $13,950,000 included $8,452,000 in cash, 96,140 shares of Cognex common stock with a fair value of $4,170,000, and Cognex stock options valued at $1,328,000. At December 31, 1997, 1996, and 1995, $1,598,000, $1,935,000, and $3,125,000, respectively, of the purchase price remained to be paid in cash and stock options through the year 2001. The acquisition was accounted for under the purchase method of accounting. Accordingly, Acumen's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

Cash paid for income taxes totaled $12,564,000 in 1997, $11,218,000 in 1996, and $7,982,000 in 1995.


Common stock received as payment for stock option exercises totaled $547,000 in 1997 and $397,000 in 1995.


The Company retired certain fully-depreciated property, plant and equipment totaling $1,056,000 in 1997 and $3,049,000 in 1995.


In 1996, the Company exchanged 1,078,380 shares of Cognex common stock for Isys common shares, and 253,547 shares of Cognex common stock for Isys restricted common shares, with similar restrictions, in connection with the acquisition of Isys.

COGNEX CORPORATION - REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

We have audited the accompanying consolidated balance sheets of Cognex Corporation as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



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



In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





Boston, Massachusetts                               /s/ COOPERS & LYBRAND L.L.P.

January 23, 1998

COGNEX CORPORATION
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


                                                                                   YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                       1997        1996(1)(2)        1995         1994           1993
-------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data:

   Revenue                                                  $ 155,340      $ 122,843      $ 104,543     $ 62,484       $ 43,371
   Cost of revenue                                             42,273         38,855         22,543       13,884         10,280
                                                            -------------------------------------------------------------------
   Gross margin                                               113,067         83,988         82,000       48,600         33,091
   Research, development and engineering expenses              22,481         19,434         13,190        9,933          6,205
   Selling, general and administrative expenses                35,810         26,261         23,973       16,847         12,183
   Charge for acquired in-process technology                    3,115                        10,189
                                                            -------------------------------------------------------------------
   Income from operations                                      51,661         38,293         34,648       21,820         14,703
   Investment and other income                                  6,665          5,404          2,965        1,462          1,316
                                                            -------------------------------------------------------------------
   Income before provision for income taxes                    58,326         43,697         37,613       23,282         16,019
   Provision for income taxes                                  17,790         13,328         14,579        7,210          4,871
                                                            -------------------------------------------------------------------
   Net income                                               $  40,536      $  30,369      $  23,034     $ 16,072       $ 11,148
                                                            ===================================================================
   Basic net income per share (3)                           $     .98      $     .75      $     .60     $    .47       $    .33
                                                            ===================================================================
   Diluted net income per share (3)                         $     .91      $     .69      $     .55     $    .43       $    .31
                                                            ===================================================================
   Basic weighted-average common shares
     outstanding (3)                                           41,322         40,594         38,175       34,560         33,632
                                                            ===================================================================
   Diluted weighted-average common shares
     outstanding (3)                                           44,702         43,814         41,952       37,150         35,668
                                                            ===================================================================

                                                                                        DECEMBER 31,
(In thousands)                                                1997            1996          1995          1994          1993
-------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:

   Working capital                                          $ 199,570      $ 152,817      $ 119,402     $  88,619      $ 51,605

   Total assets                                               261,840        201,253        162,172       112,946        60,810

   Long-term debt                                                 --             --             --            --            --

   Stockholders' equity                                       236,142        182,689        143,916       103,608        55,061



 (1) 1996 results include the full year results of Isys Controls, Inc. (Isys), a developer of machine vision systems for high-speed surface inspection acquired in February 1996. The Isys acquisition was accounted for as a pooling of interests; however, because the results of Isys for prior years were not material to the Company's previously reported results, prior years have not been restated.

 (2) Cost of revenue includes a $4,231,000 inventory charge for costs associated with excess inventories resulting from product transition plans, as well as reduced production plans.

 (3) Adjusted for the 2-for-1 stock splits effective December 18, 1995 and September 30, 1993.

COGNEX CORPORATION
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                       QUARTER ENDED
                                                            -----------------------------------------------------------------
                                                             MARCH 30,       JUNE 29,         SEPTEMBER 28,       DECEMBER 31,
(In thousands, except per share amounts)                       1997            1997               1997                1997
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                     $ 28,143         $ 36,271          $ 43,936             $ 46,990
Gross margin                                                  20,448           26,331            32,476               33,812
Charge for acquired in-process technology                                                         3,115
Income from operations                                         7,850           12,069            13,976               17,766
Net income                                                     6,491            9,372            10,941               13,732
Basic net income per share                                       .16              .23               .26                  .33
Diluted net income per share                                     .15              .21               .24                  .31
Common stock prices:
   High                                                       21.750           27.500            38.500               34.375
   Low                                                        17.500           19.000            26.375               22.250

                                                                                       QUARTER ENDED
                                                            --------------------------------------------------------------
                                                             MARCH 31,       JUNE 30,         SEPTEMBER 29,    DECEMBER 31,
(In thousands, except per share amounts)                       1996            1996             1996(1)            1996
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                     $ 34,887         $ 34,949          $ 26,540          $ 26,467
Gross margin                                                  25,681           25,358            14,243            18,706
Income from operations                                        14,570           13,690             2,913             7,120
Net income                                                    10,829           10,134             3,244             6,162
Basic net income per share                                       .27              .25               .08               .15
Diluted net income per share                                     .25              .23               .08               .14
Common stock prices:
   High                                                       35.000           29.000            17.250            21.250
   Low                                                        18.000           15.750            11.750            12.250


(1)Cost of revenue includes a $4,231,000 inventory charge for costs associated with excess inventories resulting from product transition plans, as well as reduced production plans.

COGNEX CORPORATION - COMPANY INFORMATION


TRANSFER AGENT

BankBoston, N.A. c/o Boston EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040
Telephone (781) 575-3100


GENERAL COUNSEL

Hutchins, Wheeler & Dittmar - Boston, Massachusetts


INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P. - Boston, Massachusetts


FORM 10-K

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon request to:


Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760


Additional copies of this annual report are also available, without charge, upon request to the above address.


The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 12, 1998, there were approximately 17,000 registered and non-registered holders of the Company's common stock.


No dividends on the Company's common stock were paid during 1997 and 1996.