Form 10-K, Exhibit 13
period 1998-12-31
COGNEX CORP
filed 1999-03-26
CIK 851205

                                                                    Exhibit 13

CHAPTER 7 ----------------------------------------------------------------------

FINANCIAL CONDITION

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary
--------------------------------------------------------------------------------
The Company's results in 1998 were impacted by a reduction in capital spending by manufacturers in the semiconductor and electronics industries, resulting in a 22% decrease in revenue from 1997. The decrease in revenue is due primarily to decreased volume of modular vision systems sold to Original Equipment Manufacturer (OEM) customers serving these two industries. Sales to OEM customers decreased 34% from 1997. Sales to end-user customers, however, increased 6% over the prior year due primarily to increased volume from customers in general manufacturing industries.

During 1998, the Company implemented certain cost-containment measures to align expense levels to the lower revenue trend, while also maintaining its commitment to new product development and end-user market penetration. This continued investment during a period of lower revenue resulted in a 50% decrease in net income from 1997. Despite this challenging business environment, the Company achieved a 17% net income margin in 1998.

The Company's financial position remained strong at December 31, 1998, with $248 million in total assets and $223 million in stockholders' equity. Working capital was $184 million at December 31, 1998, representing an 8% decrease from the prior year, as the Company used $40 million in cash to repurchase its common stock during 1998.

The following table sets forth certain consolidated financial data as a percentage of revenue:

--------------------------------------------------------------------------------
Year Ended December 31,                             1998     1997    1996
--------------------------------------------------------------------------------
REVENUE                                             100%     100%     100%
COST OF REVENUE                                      31       27       32
--------------------------------------------------------------------------------
GROSS MARGIN                                         69       73       68
RESEARCH, DEVELOPMENT, AND ENGINEERING EXPENSES      20       14       16
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES        31       23       21
CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY(1)          2        2
--------------------------------------------------------------------------------
INCOME FROM OPERATIONS                               16       34       31
INVESTMENT AND OTHER INCOME                           6        4        5
--------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES             22       38       36
PROVISION FOR INCOME TAXES                            5       12       11
--------------------------------------------------------------------------------
NET INCOME                                           17%      26%     25%
================================================================================

(1) CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY IS IN CONNECTION WITH THE ACQUISITIONS OF CERTAIN TECHNOLOGIES FROM ALLEN-BRADLEY IN 1998 AND MAYAN AUTOMATION, INC. IN 1997.
--------------------------------------------------------------------------------

Results of Operations
--------------------------------------------------------------------------------

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenue for the year ended December 31, 1998 decreased 22% to $121,844,000 from $155,340,000 for the year ended December 31, 1997. During 1998, the Company's results were, and continue to be, impacted by a worldwide slowdown in capital spending by manufacturers in the semiconductor and electronics industries, which is an important source of revenue for the Company.

The decrease in revenue of $33,496,000, or 22%, from the prior year is due primarily to decreased volume from the Company's OEM customers. Sales to OEM customers, most of whom make capital equipment used by manufacturers in the semiconductor and electronics industries, decreased $36,608,000, or 34%, from the prior year.

Sales to end-user customers, however, increased $3,112,000, or 6%, from the prior year due primarily to increased volume from customers in general manufacturing industries, including sales of Fine-Line(a) products which the Company acquired from Mayan Automation, Inc. in a purchase transaction on July 31, 1997. The increased end-user volume achieved from customers in general manufacturing industries was partially offset by decreased volume to end-user customers in the semiconductor and electronics industries. In recent years, the Company has devoted additional sales and marketing resources to grow its end-user customer base. As a result of these efforts, as well as the decline in OEM revenue, end-user revenue grew to 43% of total revenue in 1998 from 32% of total revenue in 1997.

Geographically, revenue decreased $13,982,000, or 23%, in North America and $20,467,000, or 30%, in Japan from the prior year, as most of the Company's large OEM customers are based in these regions. Revenue increased $3,095,000, or 14%, in Europe from the prior year due primarily to a large general manufacturing customer base in this region, as well as increased volume to one customer for a cellular telephone application in 1998.

The Company anticipates that its results for the next few quarters will continue to be impacted by the worldwide slowdown in capital equipment spending. The Company's customers continue to have limited visibility and a high level of uncertainty as to the timing of a sustained business recovery. However, due to a slight sequential improvement in revenue from the third quarter to the fourth quarter of 1998 as well as a small increase in demand from a few large OEM customers, the Company believes that it may have reached the bottom of this industry cycle. Although the Company now expects sequential revenue growth throughout 1999, it believes that this growth will be small to moderate during at least the first half of the year.

Gross margin as a percentage of revenue for the year ended December 31, 1998 was 69% compared to 73% for the year ended December 31, 1997. The decrease in gross margin as a percentage of revenue is due primarily to the lower product revenue in 1998. As a result, service revenue, which has a lower gross margin than product revenue, increased as a percentage of total revenue in 1998 and lowered the overall gross margin. Gross margin as a percentage of revenue is expected to increase slightly from the fourth quarter level of 66% during the next few quarters due to the anticipated moderate revenue growth.

Research, development, and engineering expenses for the year ended December 31, 1998 increased 10% to $24,662,000 from $22,481,000 for the year ended December 31, 1997. The increase in aggregate expenses is due primarily to higher personnel-related costs, as well as higher outside service costs, to support the Company's continued investment in the research and development of new and existing products. Expenses as a percentage of revenue were 20% in 1998 compared to 14% in 1997. The increase in expenses as a percentage of revenue is due primarily to the lower revenue base in 1998. Although the Company intends to continue its product development efforts in 1999, the level of research, development, and engineering expenses as a percentage of revenue over the next few quarters is not expected to exceed the 24% experienced in the fourth quarter of 1998.

Selling, general, and administrative expenses for the year ended December 31, 1998 increased 6% to $37,973,000 from $35,810,000 for the year ended December 31, 1997. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's expanding worldwide

--------------------------------------------------------------------------------
                                       13                               COGNEX

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

operations, as well as depreciation expense for an addition to the Company's corporate headquarters and new computer information systems, both placed in service in January 1998. These increases were partially offset by cost-containment measures the Company implemented during the second half of 1998 which included the elimination of employee bonuses and a two-week mandatory shutdown in December. Expenses as a percentage of revenue were 31% in 1998 compared to 23% in 1997. The increase in expenses as a percentage of revenue is due primarily to the lower revenue base in 1998. Although the Company intends to continue its efforts to further penetrate the end-user market in 1999, the level of selling, general, and administrative expenses as a percentage of revenue over the next few quarters is not expected to exceed the 39% experienced in the fourth quarter of 1998.

In July 1998, the Company acquired certain technology of Rockwell Automation's Allen-Bradley machine vision business. The acquired technology related to certain products under development. The technology was valued using a risk-adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $2,100,000 to in-process technology which had not reached technological feasibility and had no alternative future use, and accordingly, was expensed immediately.

The Company expects to incur additional costs to complete and integrate the technology to the Company's product standards. These expenditures will be completed in 1999 with anticipated funding from cash generated from operations and are not expected to significantly impact the planned level of research and development expenditures.

Investment income for the year ended December 31, 1998 increased 14% to $6,756,000 from $5,947,000 for the year ended December 31, 1997. The increase in investment income is due primarily to a higher average invested cash balance in 1998.

Other income for the year ended December 31, 1998 increased 2% to $733,000 from $718,000 for the year ended December 31, 1997. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters.

The Company's effective tax rate for the year ended December 31, 1998 was 26% compared to 30.5% for the year ended December 31, 1997. The decrease in the effective tax rate is due primarily to the impact of the Company's use of tax-free investments and the Company's lower profitability in 1998.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

The acquisition on July 31, 1997 of Mayan Automation, Inc. (Mayan), a developer of low-cost machine vision systems used for surface inspection, was accounted for under the purchase method of accounting. The results of operations of Mayan since the acquisition date are included in the Company's results.

Revenue for the year ended December 31, 1997 increased 26% to $155,340,000 from $122,843,000 for the year ended December 31, 1996. This increase in revenue over the prior year represents a recovery from the slowdown in the semiconductor and electronics industries which had previously impacted the Company's business. The increase is due primarily to increased volume from OEM customers serving these two industries. Sales to OEM customers increased $26,221,000, or 33%, over 1996, and grew to 68% of revenue in 1997 from 65% of revenue in 1996. Additionally, sales to end-user customers increased $6,276,000, or 15%, over 1996 due primarily to increased volume resulting from additional sales and marketing resources serving customers in this market, as well as the addition of Fine-Line products from the acquisition of Mayan in the third quarter of 1997.

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

Research, development, and engineering expenses for the year ended December 31, 1997 increased 16% to $22,481,000 from $19,434,000 for the year ended December 31, 1996. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's continued investment in the research and development of new and existing products. Expenses as a percentage of revenue were 14% in 1997 compared to 16% in 1996. The decrease in expenses as a percentage of revenue results from demand from OEM customers increasing revenue at a rate that outpaced the increase in expenses associated with the addition of new engineers.

Selling, general, and administrative expenses for the year ended December 31, 1997 increased 36% to $35,810,000 from $26,261,000 for the year ended December 31, 1996. The increase in aggregate expenses is due primarily to higher personnel-related costs, both domestically and internationally, to support the Company's worldwide operations, as well as the reinstatement of company bonuses, which were eliminated as part of an effort to control costs during 1996 in light of the temporary downturn in the semiconductor and electronics industries. Expenses as a percentage of revenue were 23% in 1997 compared to 21% in 1996.

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

Liquidity and Capital Resources
--------------------------------------------------------------------------------

The Company's cash requirements during the year ended December 31, 1998 were met through cash generated from operations along with existing cash and investments balances. Cash and investments decreased $19,556,000 from December 31, 1997 primarily as a result of $39,867,000 of cash used to repurchase the Company's common stock and $7,239,000 of capital expenditures, partially offset by $29,670,000 of cash generated from operations.

Capital expenditures for the year ended December 31, 1998 totaled $7,239,000 and consisted primarily of expenditures for computer hardware and software, as well as expenditures for furniture and fixtures primarily related to the occupancy of an addition to the Company's corporate headquarters, and expenditures for leasehold improvements related to a new office in Japan.

As discussed in the Notes to Consolidated Financial Statements, at December 31, 1998, the Company had unconditional obligations to purchase $3,670,000 of inventory from third-party contractors within 60 days.

On April 21, 1998, the Company's Board of Directors authorized the repurchase of up to $20,000,000 of the Company's common stock. A total of 882,000 shares were repurchased through May 27, 1998 amounting to $19,937,000 which completed the Company's stock repurchases under this program. On June 3, 1998, the Board authorized the repurchase of up to an additional 1,500,000 shares of the Company's common stock. As of December 31, 1998, 1,320,000 shares have been repurchased under this second program amounting to

--------------------------------------------------------------------------------
                                       15                               COGNEX

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

$19,930,000. Funds for the stock repurchases came from the Company's existing cash and investments balance along with cash generated from operations.

The Company believes that its existing cash and investments balance, together with cash generated from operations, will be sufficient to meet the Company's planned working capital and capital expenditure requirements through 1999, including potential business acquisitions.

On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material impact on the Company's results of operations or financial position.

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro, making the euro their common legal currency on that date. Based on a recent assessment, the euro conversion is not anticipated to have a material impact on the Company's business.

Year 2000 Update
--------------------------------------------------------------------------------

The Company is aware of the potential for industry-wide business disruption which could occur due to problems related to the "Year 2000" issue. Management believes that it has a prudent plan in place to address this issue within the Company and its supply chain. The components of this plan include: an assessment of internal systems for modification and/or replacement; communication with external vendors to determine their state of readiness to maintain an uninterrupted supply of goods and services to the Company; and an evaluation of products sold by the Company to customers as to the ability of the products to work properly after the turn of the century.

Internal Systems

The Company's process for achieving Year 2000 compliance for internal systems is as follows:

1.   Develop an inventory of all internal systems
2.   Determine the Year 2000 compliance status of each internal system
3.   Prioritize the importance of Year 2000 compliance for each internal system
4. Determine the method to be used to achieve compliance (modify, replace, cease use)
5.   Complete the planned action
6.   Test the system

The initial inventory, compliance status, and prioritization of all internal systems in use throughout the Company have been completed. The Company has identified five internal systems that are used for business transaction processing as being critical to the uninterrupted operation of the business. Of these five systems, the Company's initial assessment indicates that three are Year 2000 compliant. The Company is on schedule to have the remaining two systems Year 2000 compliant by June 30, 1999 through vendor-provided upgrades. In addition, the Company has completed an initial assessment of its technology infrastructure (servers, networks, phone systems) and expects to have all non-compliant items remediated, replaced, or decommissioned by June 30, 1999.

Vendors

The Company has initiated a program to survey the Year 2000 readiness of its major vendors. The Company has sent letters to over 250 vendors outlining its approach towards the Year 2000 issue and asking for either their certification that their product is Year 2000 compliant or their commitment to resolve any issues they may have. The Company has identified vendors it views as critical to its business. Management has defined a critical vendor as one whose inability to continue to provide goods and services would have a serious adverse impact on the Company's ability to produce, deliver, and collect payment for its product. To date, the Company has received responses from all critical vendors with the exception of two. These two vendors have been contacted by the senior management member responsible for the business relationship and have been requested to respond to the Company's Year 2000 letter.

Products

Product testing is now complete and has confirmed that Cognex's core vision functionality is not date sensitive or dependent on dates in any way, and is therefore Year 2000 compliant. The Company's Year 2000 product compliance verification methodology consisted of a review of the source code and functional testing of the recent releases of Cognex products, which are believed to be representative of earlier releases as well. Year 2000 compliance verification included examination of the 1999/2000 date rollover, date sensitive functionality with the year 2000, and leap year compliance.

Costs

Costs incurred in the Company's Year 2000 compliance effort are expensed as incurred and funded with cash generated from operations. These costs are included in the normal, recurring costs incurred for product development and systems maintenance and are not material to the Company's results of operations, nor are they expected to be in the future.

Risks and Contingency Plan

Although the Company believes it is taking prudent action related to the identification and resolution of issues related to the Year 2000, its assessment is still in progress. It may never be able to know with certainty whether certain critical vendors are compliant. Failure of critical vendors to make their computer systems Year 2000 compliant could result in delaying deliveries of products and services to the Company. If such delays are extensive, they could have a material adverse effect on the Company's business.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities. Such failures could materially and adversely affect the Company's results of operations, liquidity, and financial condition. Due to the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 readiness of third-party vendors, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity, or financial position. The Year 2000 compliance project is expected to reduce, but not eliminate, the Company's level of uncertainty about the Year 2000 issue and, in particular, about the Year 2000 compliance and readiness of its critical vendors. The Company believes that, with the completion of the Year 2000 compliance project as scheduled, the possibility of significant interruptions to normal operations should be reduced.

The Company continues to evaluate the risks associated with potential Year 2000 related failures. As management better understands the risks within the Company's unique set of internal systems, business partners, and products, a formal contingency plan to alleviate the impact of high potential or serious failures will be developed. The Company anticipates having this contingency plan outlined by June 30, 1999. The components of this plan will likely include raw material and finished goods inventory levels, alternative vendors, and backup systems. Until the contingency plan is completed, the Company

--------------------------------------------------------------------------------
                                       17                               COGNEX

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

does not possess the information necessary to estimate the potential negative impact of Year 2000 compliance issues related to internal systems, its vendors, its customers, or other parties.

Forward-Looking Statements
--------------------------------------------------------------------------------

Certain statements made in this report (including statements regarding the Year 2000 issue), as well as oral statements made by the Company from time to time, which are prefaced with words such as "expects," "anticipates," "believes," "projects," "intends," "plans," and similar words and other statements of similar sense, are forward-looking statements. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements, like any other forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include: (1) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (2) the cyclicality of the semiconductor and electronics industries; (3) the Company's continued ability to achieve significant international revenue; (4) capital spending trends by manufacturing companies; (5) inability to protect the Company's proprietary technology and intellectual property; (6) inability to attract or retain skilled employees; (7) technological obsolescence of current products and the inability to develop new products; (8) inability to respond to competitive technology and pricing pressures; and (9) reliance upon certain sole source suppliers to manufacture or deliver critical components of the Company's products. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Further discussions of risk factors are also available in the Company's registration statements filed with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

--------------------------------------------------------------------------------
COGNEX CORPORATION -
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


Year Ended December 31,                         1998      1997      1996(1)(2)  1995     1994
----------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  REVENUE                                    $121,844  $155,340  $122,843    $104,543  $62,484
  COST OF REVENUE                              37,296    42,273    38,855      22,543   13,884
----------------------------------------------------------------------------------------------
  GROSS MARGIN                                 84,548   113,067    83,988      82,000   48,600
  RESEARCH, DEVELOPMENT, AND ENGINEERING
   EXPENSES                                    24,662    22,481    19,434      13,190    9,933
  SELLING, GENERAL, AND ADMINISTRATIVE
   EXPENSES                                    37,973    35,810    26,261      23,973   16,847
  CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY     2,100     3,115                10,189
----------------------------------------------------------------------------------------------
  INCOME FROM OPERATIONS                       19,813    51,661    38,293      34,648   21,820
  INVESTMENT AND OTHER INCOME                   7,489     6,665     5,404       2,965    1,462
----------------------------------------------------------------------------------------------
  INCOME BEFORE PROVISION FOR INCOME TAXES     27,302    58,326    43,697      37,613   23,282
  PROVISION FOR INCOME TAXES                    7,099    17,790    13,328      14,579    7,210
----------------------------------------------------------------------------------------------
  NET INCOME                                 $ 20,203  $ 40,536  $ 30,369    $ 23,034  $16,072
==============================================================================================
  BASIC NET INCOME PER SHARE (3)             $    .49  $    .98  $    .75    $    .60  $   .47
==============================================================================================
  DILUTED NET INCOME PER SHARE (3)           $    .47  $    .91  $    .69    $    .55  $   .43
==============================================================================================
  BASIC WEIGHTED-AVERAGE COMMON SHARES
   OUTSTANDING (3)                             40,978    41,322    40,594      38,175   34,560
==============================================================================================
DILUTED WEIGHTED-AVERAGE COMMON SHARES
   OUTSTANDING (3)                             43,203    44,702    43,814      41,952   37,150
==============================================================================================


-----------------------------------------------------------------------------------------------
  December 31,                                  1998      1997     1996         1995      1994
-----------------------------------------------------------------------------------------------
(IN THOUSANDS)
BALANCE SHEET DATA:
 WORKING CAPITAL                             $184,363  $199,570  $152,817    $119,402  $ 88,619
 TOTAL ASSETS                                 247,928   261,840   201,253     162,172   112,946
 LONG-TERM DEBT                                     -        -          -           -         -
 STOCKHOLDERS' EQUITY                         222,875   236,142   182,689     143,916   103,608


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

(3)  ADJUSTED FOR THE 2-FOR-1 STOCK SPLIT EFFECTIVE DECEMBER 18, 1995.

================================================================================

--------------------------------------------------------------------------------
                                      19                                COGNEX

--------------------------------------------------------------------------------
COGNEX CORPORATION -
CONSOLIDATED STATEMENTS OF INCOME


--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                              1998      1997      1996
--------------------------------------------------------------------------------
 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
 REVENUE                                          $121,844  $155,340  $122,843
 COST OF REVENUE                                    37,296    42,273    38,855
--------------------------------------------------------------------------------
 GROSS MARGIN                                       84,548   113,067    83,988
 RESEARCH, DEVELOPMENT, AND ENGINEERING EXPENSES    24,662    22,481    19,434
 SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES      37,973    35,810    26,261
 CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY           2,100     3,115
--------------------------------------------------------------------------------
 INCOME FROM OPERATIONS                             19,813    51,661    38,293
 INVESTMENT INCOME                                   6,756     5,947     4,726
 OTHER INCOME                                          733       718       678
--------------------------------------------------------------------------------
 INCOME BEFORE PROVISION FOR INCOME TAXES           27,302    58,326    43,697
 PROVISION FOR INCOME TAXES                          7,099    17,790    13,328
--------------------------------------------------------------------------------
 NET INCOME                                        $20,203   $40,536   $30,369
================================================================================

 NET INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE:
  BASIC                                            $   .49   $   .98   $   .75
================================================================================
  DILUTED                                          $   .47   $   .91   $   .69
================================================================================


 WEIGHTED-AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING:
   BASIC                                            40,978    41,322    40,594
================================================================================
   DILUTED                                          43,203    44,702    43,814
================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

================================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION -
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
DECEMBER 31,                                                   1998       1997
--------------------------------------------------------------------------------
(IN THOUSANDS)
ASSETS
CURRENT ASSETS:
 CASH AND INVESTMENTS                                          $158,458 $178,014
 ACCOUNTS RECEIVABLE, LESS RESERVES OF $2,583 AND $1,940
  IN 1998 AND 1997, RESPECTIVELY                                 20,987   25,095
 REVENUE IN EXCESS OF BILLINGS                                    4,945    3,723
 INVENTORIES                                                     10,812    7,784
 DEFERRED INCOME TAXES                                            3,936    3,453
 PREPAID EXPENSES AND OTHER                                       8,141    5,937
--------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                         207,279  224,006
================================================================================
PROPERTY, PLANT, AND EQUIPMENT, NET                              34,255   32,995
DEFERRED INCOME TAXES                                             2,237    1,377
OTHER ASSETS                                                      4,157    3,462
--------------------------------------------------------------------------------
                                                               $247,928 $261,840
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 ACCOUNTS PAYABLE                                              $  2,488 $  3,332
 ACCRUED EXPENSES                                                11,653   13,712
 ACCRUED INCOME TAXES                                               916    2,684
 CUSTOMER DEPOSITS                                                4,894    3,112
 DEFERRED REVENUE                                                 2,965    1,596
--------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                     22,916   24,436
--------------------------------------------------------------------------------
OTHER LIABILITIES                                                 2,137    1,262
COMMITMENTS (SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)
STOCKHOLDERS' EQUITY:
 COMMON STOCK, $.002 PAR VALUE-
  AUTHORIZED: 120,000,000 SHARES, ISSUED: 42,453,980 AND
  41,859,395 SHARES IN 1998 AND 1997, RESPECTIVELY                   85       84
 ADDITIONAL PAID-IN CAPITAL                                      97,531   91,082
 TREASURY STOCK, AT COST, 2,307,140 AND 103,139 SHARES IN 1998
    AND 1997, RESPECTIVELY                                      (41,353) (1,436)
 RETAINED EARNINGS                                              166,571  146,368
 ACCUMULATED OTHER COMPREHENSIVE INCOME                              41       44
--------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                    222,875  236,142
--------------------------------------------------------------------------------
                                                               $247,928 $261,840
================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

================================================================================
                                       21                               COGNEX

--------------------------------------------------------------------------------

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                        COMMON STOCK         ADDITIONAL          TREASURY STOCK
                                                                    ---------------------      PAID-IN        -------------------
(DOLLARS IN THOUSANDS)                                              SHARES      PAR VALUE      CAPITAL        SHARES         COST
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                      39,039,675        $78        $71,171        80,918      $   (889)
  COMMON STOCK ISSUED TO ACQUIRE
   ISYS CONTROLS, INC                                              1,331,927          3          2,469
  ISSUANCE OF STOCK UNDER STOCK OPTION,
   STOCK PURCHASE, AND BONUS PLANS                                   542,564          1          2,495
  TAX BENEFIT FROM EXERCISE OF STOCK
   OPTIONS                                                                                       1,434
  COMPREHENSIVE INCOME:
   NET INCOME
   TRANSLATION ADJUSTMENT
   COMPREHENSIVE INCOME

                                                                  ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                      40,914,166         82         77,569        80,918          (889)
                                                                  ==================================================================
  ISSUANCE OF STOCK UNDER STOCK OPTION,
   STOCK PURCHASE, AND BONUS PLANS                                   945,229          2          5,504
  TAX BENEFIT FROM EXERCISE OF STOCK
   OPTIONS                                                                                       8,009
  COMMON STOCK RECEIVED FOR PAYMENT
   OF STOCK OPTION EXERCISES                                                                                  22,221          (547)
  COMPREHENSIVE INCOME:
   NET INCOME
   TRANSLATION ADJUSTMENT
   COMPREHENSIVE INCOME
                                                                  ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                      41,859,395         84         91,082       103,139        (1,436)
                                                                  ==================================================================
  ISSUANCE OF STOCK UNDER STOCK OPTION,
   STOCK PURCHASE, AND BONUS PLANS                                   594,585          1          4,385
  TAX BENEFIT FROM EXERCISE OF STOCK
   OPTIONS                                                                                       2,064
  COMMON STOCK RECEIVED FOR PAYMENT
   OF STOCK OPTION EXERCISES                                                                                   2,001           (50)
  REPURCHASE OF COMMON STOCK                                                                               2,202,000       (39,867)
  COMPREHENSIVE INCOME:
   NET INCOME
   TRANSLATION ADJUSTMENT
   COMPREHENSIVE INCOME
                                                                  ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                      42,453,980        $85        $97,531     2,307,140      $(41,353)
                                                                  ==================================================================

                                                                                ACCUMULATED
                                                                                   OTHER                              TOTAL
                                                                  RETAINED     COMPREHENSIVE    COMPREHENSIVE     STOCKHOLDERS'
(DOLLARS IN THOUSANDS)                                            EARNINGS         INCOME          INCOME            EQUITY
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                        73,516        $     40                          $143,916
  COMMON STOCK ISSUED TO ACQUIRE
   ISYS CONTROLS, INC                                                1,947                                             4,419
  ISSUANCE OF STOCK UNDER STOCK OPTION,
   STOCK PURCHASE, AND BONUS PLANS                                                                                     2,496
  TAX BENEFIT FROM EXERCISE OF STOCK
   OPTIONS                                                                                                             1,434
  COMPREHENSIVE INCOME:
   NET INCOME                                                       30,369                           $30,369          30,369
   TRANSLATION ADJUSTMENT                                                               55                55              55
                                                                                                 -----------
   COMPREHENSIVE INCOME                                                                               30,424
                                                                  -------------------------------===========----------------
BALANCE AT DECEMBER 31, 1996                                       105,832              95                           182,689
                                                                  ===============================           ================
  ISSUANCE OF STOCK UNDER STOCK OPTION,
   STOCK PURCHASE, AND BONUS PLANS                                                                                     5,506
  TAX BENEFIT FROM EXERCISE OF STOCK
   OPTIONS                                                                                                             8,009
  COMMON STOCK RECEIVED FOR PAYMENT
   OF STOCK OPTION EXERCISES                                                                                            (547)
  COMPREHENSIVE INCOME:
   NET INCOME                                                       40,536                            40,536          40,536
   TRANSLATION ADJUSTMENT                                                              (51)              (51)            (51)
                                                                                                 -----------
   COMPREHENSIVE INCOME                                                                               40,485
                                                                  -------------------------------===========----------------
BALANCE AT DECEMBER 31, 1997                                       146,368              44                           236,142
                                                                  ===============================           ================
  ISSUANCE OF STOCK UNDER STOCK OPTION,
   STOCK PURCHASE, AND BONUS PLANS                                                                                     4,386
  TAX BENEFIT FROM EXERCISE OF STOCK
   OPTIONS                                                                                                             2,064
  COMMON STOCK RECEIVED FOR PAYMENT
   OF STOCK OPTION EXERCISES                                                                                             (50)
  REPURCHASE OF COMMON STOCK                                                                                         (39,867)
  COMPREHENSIVE INCOME:
   NET INCOME                                                       20,203                            20,203          20,203
   TRANSLATION ADJUSTMENT                                                               (3)               (3)             (3)
                                                                                                 -----------
   COMPREHENSIVE INCOME                                                                              $20,200
                                                                  -------------------------------===========----------------
BALANCE AT DECEMBER 31, 1998                                      $166,571             $41                          $222,875
                                                                  ===============================           ================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

================================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION --
CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                                           1998            1997            1996
------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
         NET INCOME                                                             $ 20,203        $ 40,536        $ 30,369
         ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
                  PROVIDED BY OPERATING ACTIVITIES:
                           DEPRECIATION OF PROPERTY, PLANT, AND EQUIPMENT          6,393           4,870           4,352
                           AMORTIZATION OF INTANGIBLE ASSETS                         796             938             735
                           AMORTIZATION OF INVESTMENTS                             1,525           1,399           1,426
                           TAX BENEFIT FROM EXERCISE OF STOCK OPTIONS              2,064           8,009           1,434
                           CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY               2,100           3,115
                           INVENTORY PROVISION                                                                     4,231
                           DEFERRED INCOME TAX PROVISION                          (1,343)         (2,581)           (385)
         CHANGES IN OTHER CURRENT ASSETS AND CURRENT LIABILITIES:
                  ACCOUNTS RECEIVABLE                                              5,052          (6,603)          6,276
                  INVENTORIES                                                     (3,627)           (920)          2,523
                  ACCOUNTS PAYABLE                                                  (902)           (421)            519
                  OTHER CURRENT ASSETS AND CURRENT LIABILITIES                    (3,498)          5,080             956
         OTHER OPERATING ACTIVITIES                                                  907             314              28
------------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                29,670          53,736          52,464
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
         PURCHASE OF INVESTMENTS                                                 (81,616)        (94,581)        (63,067)
         MATURITY OF INVESTMENTS                                                  89,256          38,943          42,793
         PURCHASE OF PROPERTY, PLANT, AND EQUIPMENT                               (7,239)        (10,852)        (10,154)
         CASH PAID FOR TECHNOLOGY ACQUISITIONS,
                  NET OF CASH ASSUMED, AND EQUITY INVESTMENTS                     (3,954)         (2,999)           (359)
------------------------------------------------------------------------------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                                    (3,553)        (69,489)        (30,787)
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
         ISSUANCE OF STOCK UNDER STOCK OPTION,
                  STOCK PURCHASE, AND BONUS PLANS                                  4,336           4,959           2,496
         REPURCHASE OF COMMON STOCK                                              (39,867)
------------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                     (35,531)          4,959           2,496
------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                             (977)            569             339
------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (10,391)        (10,225)         24,512
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    38,198          48,423          23,911
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          27,807          38,198          48,423
INVESTMENTS                                                                      130,651         139,816          85,577
------------------------------------------------------------------------------------------------------------------------
CASH AND INVESTMENTS                                                            $158,458        $178,014        $134,000
========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

================================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

The accompanying consolidated financial statements reflect the application of certain accounting policies described below.

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

Basis of Consolidation

The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to be consistent with the current year presentation.

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

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are 10 years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, with any resulting gain or loss included in current operations.

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

Intangible Assets

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from five to eight years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

Warranty Obligations

The Company provides warranties for its products for periods ranging from six months to two years from the date of shipment based upon the product being purchased and the terms of the customer's contract. Estimated warranty obligations are evaluated and recorded at the time of sale.

Revenue Recognition

Revenue from product sales and software licenses is recognized upon shipment. Revenue from construction-type projects is recognized using the percentage-of-completion method. Losses on projects, if any, are recognized when identified. Service and maintenance revenue is recognized as earned.

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

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were issued, exercised, or converted into common stock. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," for the year ended December 31, 1998, which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company has presented accumulated other comprehensive income and comprehensive income on the Consolidated Statements of Stockholders' Equity in accordance with this standard.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

Segment Information

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," for the year ended December 31, 1998, which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas, and major customers. Operating segments are determined based on the way that management organizes its business for making operating decisions and assessing performance.

Financial Instruments
--------------------------------------------------------------------------------

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

A significant portion of the Company's sales and receivables are from customers who are either in or who serve the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

Off-Balance Sheet Risk

In certain instances, the Company enters into forward exchange contracts to hedge commitments against foreign currency fluctuations. The forward exchange contracts are for periods consistent with its committed exposure and require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates agreed upon at the inception of the contracts. For contracts that are designated and effective as hedges, the gain or loss on the forward exchange contract is deferred and included in the measurement of the related foreign currency transaction. The Company had $8,700,000 and $7,900,000 of foreign exchange contracts outstanding, all of which were in Japanese yen, at December 31, 1998 and 1997, respectively.

Foreign Currency Risk

The Company enters into transactions denominated in foreign currencies and includes the exchange rate gain or loss arising from such transactions in current operations. The Company recorded an exchange rate gain of $127,000 in 1998, and exchange rate losses of $155,000 in 1997 and $1,027,000 in 1996.

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH AND INVESTMENTS
--------------------------------------------------------------------------------

Cash and investments consist of the following:

----------------------------------------------------------------------------------
DECEMBER 31,                                                 1998           1997
----------------------------------------------------------------------------------
  (IN THOUSANDS)
  CASH                                                     $ 22,002       $ 19,868
  MUNICIPAL OBLIGATIONS WITH CONTRACTUAL MATURITIES:
    LESS THAN THREE MONTHS                                    5,805         18,330
----------------------------------------------------------------------------------
      TOTAL CASH AND CASH EQUIVALENTS                        27,807         38,198
    GREATER THAN THREE MONTHS AND LESS THAN ONE YEAR         49,345         49,216
    GREATER THAN ONE YEAR                                    81,306         90,600
----------------------------------------------------------------------------------
                                                           $158,458       $178,014
==================================================================================

INVENTORIES
--------------------------------------------------------------------------------
Inventories consist of the following:

--------------------------------------------------------------------------------
DECEMBER 31,                                                  1998         1997
--------------------------------------------------------------------------------
  (IN THOUSANDS)
  RAW MATERIALS                                             $ 6,195       $4,425
  WORK-IN-PROCESS                                             1,262        1,355
  FINISHED GOODS                                              3,355        2,004
--------------------------------------------------------------------------------
                                                            $10,812       $7,784
================================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY, PLANT, AND EQUIPMENT
--------------------------------------------------------------------------------
Property, plant, and equipment consist of the following:

-------------------------------------------------------------------
DECEMBER 31,                                1998            1997
-------------------------------------------------------------------
  (IN THOUSANDS)
  LAND                                    $  3,051        $  3,051
  BUILDINGS                                 17,571          17,571
  BUILDING IMPROVEMENTS                      3,127           2,717
  COMPUTER HARDWARE AND SOFTWARE            24,793          19,553
  FURNITURE AND FIXTURES                     3,351           2,429
  LEASEHOLD IMPROVEMENTS                     1,542             661
-------------------------------------------------------------------
                                            53,435          45,982
  LESS: ACCUMULATED DEPRECIATION           (19,180)        (12,987)
-------------------------------------------------------------------
                                          $ 34,255        $ 32,995
===================================================================

ACCRUED EXPENSES
--------------------------------------------------------------------------------
Accrued expenses consist of the following:

-------------------------------------------------------------------
DECEMBER 31,                                1998            1997
-------------------------------------------------------------------
  (IN THOUSANDS)
  COMPENSATION AND RELATED COSTS          $  3,749        $  6,075
  WARRANTY                                   2,761           2,407
  PROFESSIONAL FEES                          1,407           1,027
  ACQUISITION COSTS                            912           1,237
  OTHER                                      2,824           2,966
-------------------------------------------------------------------
                                          $ 11,653        $ 13,712
===================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMITMENTS
--------------------------------------------------------------------------------

The Company has agreements with third-party contractors to perform the majority of component procurement, subassembly, final assembly, and initial testing for the hardware portion of its vision systems. After the completion of initial testing, the third-party contractors deliver the products to the Company to perform final testing and assembly. At December 31, 1998, the Company had unconditional obligations to purchase $3,670,000 of inventory from third-party contractors within 60 days. These purchase commitments relate to expected sales in 1999.


The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through the year 2003 and are accounted for as operating leases. Annual rent expense totaled $2,366,000 in 1998, $1,637,000 in 1997, and $1,324,000 in 1996. Future minimum rental payments under these agreements are as follows at December 31, 1998 (in thousands):


Year        Amount
------------------
1999        $2,459
2000         2,201
2001         1,646
2002           542
2003            23
------------------
            $6,871
==================


In June 1995, the Company purchased an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through the year 2000. Annual rental income totaled $1,499,000 in 1998, $1,428,000 in 1997, and
$1,326,000 in 1996. Rental income and related expenses are presented on the Consolidated Statements of Income as "Other Income." Future minimum rental receipts under non-cancelable lease agreements are as follows at December 31, 1998 (in thousands):

Year        Amount
------------------
1999        $1,317
2000           994
------------------
            $2,311
==================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

Preferred Stock

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

Stock Repurchase Program

On April 21, 1998, the Company's Board of Directors authorized the repurchase of up to $20,000,000 of the Company's common stock. A total of 882,000 shares were repurchased through May 27, 1998 amounting to $19,937,000 which completed the Company's stock repurchases under this program. On June 3, 1998, the Board authorized the repurchase of up to an additional 1,500,000 shares of the Company's common stock. As of December 31, 1998, 1,320,000 shares have been repurchased under this second program amounting to $19,930,000. Such repurchases are part of the Company's ongoing program to replenish shares used for the granting of stock options and are made from time to time in the open market or in private transactions depending upon acceptable price levels and the availability of shares.

Stock-Based Compensation Plans

The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 1998, 1997, and 1996.

Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows:

-----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                       1998          1997          1996
-----------------------------------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  NET INCOME                                AS REPORTED     $20,203       $40,536       $30,369
                                            PRO FORMA        13,861        34,380        25,204
  BASIC NET INCOME PER SHARE                AS REPORTED         .49           .98           .75
                                            PRO FORMA           .34           .83           .62
  DILUTED NET INCOME PER SHARE              AS REPORTED         .47           .91           .69
                                            PRO FORMA           .29           .74           .59

The effects of applying SFAS No. 123 for the purpose of providing pro forma disclosures may not be indicative of the effects on reported net income and net income per share for future years, as the pro forma disclosures include the effects of only those awards granted after January 1, 1995, and the Company expects to grant options in future years.

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDERS' EQUITY (CONTINUED)
--------------------------------------------------------------------------------

Stock Option Plans

At December 31, 1998, the Company had 10,622,000 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 Director Plan, 352,000; the 1993 Director Plan, 320,000; the 1993 Employee Plan, 8,000,000; the 1998 Director Plan, 250,000; and the 1998 Stock Incentive Plan, 1,700,000. In April 1996, an amendment was adopted to increase the number of shares of common stock reserved for issuance under the 1993 Employee Plan from 5,000,000 shares to 8,000,000 shares.

On April 21, 1998, the stockholders approved the 1998 Stock Incentive Plan, under which the Company may initially grant stock options and stock awards to purchase up to 1,700,000 shares of common stock. Effective January 1, 1999 and each January 1 thereafter during the term of the 1998 Stock Incentive Plan, the number of shares of common stock available for grants of stock options and stock awards shall be increased automatically to an amount equal to 4.5% of the total number of issued shares of common stock (including shares held in treasury) as of the close of business on December 31 of the preceding year.

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

On July 30, 1996, the Company granted 1,177,830 options at the current fair market value with similar terms and conditions to previously issued but unexercised grants. In exchange for the new grants, employees agreed to forfeit their prior options. On December 15, 1998, the Company granted 1,320,100 options at the current fair market value with similar terms and conditions to previously issued but unexercised grants. In exchange for the new grants, employees agreed to forfeit their prior options.

Options vest over various periods, not exceeding 10 years, and expire no later than 20 years from the date of grant.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDERS' EQUITY (CONTINUED)
--------------------------------------------------------------------------------

Stock Option Plans (Continued)

The following table summarizes the status of the Company's stock option plans at December 31, 1998, 1997, and 1996, and changes during the years then ended:

-----------------------------------------------------------------------------------------------------------------------------------
                                                           1998                       1997                         1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 WEIGHTED-                WEIGHTED-                       WEIGHTED-
                                                                  AVERAGE                  AVERAGE                         AVERAGE
                                                                 EXERCISE                 EXERCISE                        EXERCISE
                                                   SHARES          PRICE        SHARES      PRICE           SHARES          PRICE
-----------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT BEGINNING OF YEAR                 7,764,907        $ 11.85     8,014,386     $ 8.34        7,699,826        $ 9.10
  GRANTED AT FAIR MARKET VALUE                   3,587,535          16.63     1,450,521      24.55          933,915         16.80
  GRANTED ABOVE FAIR MARKET VALUE                                                91,500      26.41        1,807,583         16.18
  EXERCISED                                       (604,714)          6.50      (996,965)      4.87         (518,925)         3.18
  FORFEITED                                     (2,425,393)         20.96      (794,535)     10.05       (1,908,013)        24.39
                                                ----------                   ----------                 -----------
OUTSTANDING AT END OF YEAR                       8,322,335          11.65     7,764,907      11.85        8,014,386          8.34
                                                ==========                   ==========                 ===========
OPTIONS EXERCISABLE AT YEAR-END                  2,502,865           7.45     2,140,956       6.14        2,128,058          4.40
WEIGHTED-AVERAGE GRANT-DATE FAIR
  VALUE OF OPTIONS GRANTED DURING
  THE YEAR AT FAIR MARKET VALUE                  $    5.65                   $    12.48                 $     11.78
WEIGHTED-AVERAGE GRANT-DATE FAIR
  VALUE OF OPTIONS GRANTED DURING
  THE YEAR ABOVE FAIR MARKET VALUE                                           $    11.50                 $      4.46

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDERS' EQUITY (CONTINUED)
--------------------------------------------------------------------------------

Stock Option Plans (Continued)

The following table summarizes information about stock options outstanding at December 31, 1998:

---------------------------------------------------------------------------------------
                              OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------
                                WEIGHTED-AVERAGE   WEIGHTED-                  WEIGHTED-
                                    REMAINING       AVERAGE                    AVERAGE
    RANGE OF          NUMBER    CONTRACTUAL LIFE   EXERCISE      NUMBER       EXERCISE
EXERCISE PRICES    OUTSTANDING     (IN YEARS)        PRICE    EXERCISABLE       PRICE
---------------------------------------------------------------------------------------
  $.50 -  6.00      1,126,115         4.4           $ 3.48     1,077,666        $3.55
  6.06 -  7.50      2,348,965         9.5             7.46       742,465         7.39
  7.94 - 14.50      1,365,930         6.9            13.40       569,133        12.69
 14.56 - 15.88      1,149,740         9.4            15.58        22,319        14.82
     16.00          1,671,435         9.2            16.00         1,476        16.00
 16.50 - 32.81        658,150         8.5            18.97        89,606        19.60
     36.31              2,000         8.6            36.31           200        36.31
                    ---------                                  ---------
   .50 - 36.31      8,322,335         8.2            11.65     2,502,865         7.45
                    ---------                                  ---------

For the purpose of providing pro forma disclosures, the fair values of options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, respectively: a risk-free interest rate of 5.1%, 6.3%, and 6.3%; an expected life of 4.1, 5.1, and 4.4 years; expected volatility of 50%; and no expected dividends.

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold stock purchased under the ESPP for a period of one year from the date of purchase. Common stock reserved for future sales totaled 432,864 shares at December 31, 1998. Shares purchased under the ESPP totaled 30,670 in 1998, 22,436 in 1997, and 27,215 in 1996. The weighted-average fair value of shares purchased under the ESPP was $7.52 in 1998, $5.08 in 1997, and $6.82 in 1996.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 1998, 1997, and 1996: a risk-free interest rate of 5.3%; an expected life of six months; expected volatility of 50%; and no expected dividends.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE SAVINGS PLAN
--------------------------------------------------------------------------------

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute 1% to 15% of their salary on a pre-tax basis. Employer contributions are made at the discretion of management and vest after five years of continuous employment with the Company. Employer contributions approximated $230,000 in 1998, $400,000 in 1997, and $300,000 in 1996.

Income Taxes
--------------------------------------------------------------------------------
The provision for income taxes consists of the following:

-------------------------------------------------------------------
Year Ended December 31,         1998           1997           1996
-------------------------------------------------------------------
  (IN THOUSANDS)
CURRENT:
  FEDERAL                     $ 5,468        $17,048        $13,169
  STATE                         1,617          2,850            128
  FOREIGN                       1,357            473            392
-------------------------------------------------------------------
                                8,442         20,371         13,689
DEFERRED:
  FEDERAL                      (1,582)        (1,552)          (902)
  STATE                           239         (1,029)           541
-------------------------------------------------------------------
                              $ 7,099        $17,790        $13,328
===================================================================

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

---------------------------------------------------------------------------------------
Year Ended December 31,                                    1998        1997        1996
---------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES AT FEDERAL STATUTORY RATE        35%         35%         35%
STATE INCOME TAXES, NET OF FEDERAL BENEFIT                   1           2         2.5
FOREIGN SALES CORPORATION BENEFIT                           (3)         (3)         (3)
TAX-EXEMPT INVESTMENT INCOME                                (8)         (3)         (3)
TAX CREDIT UTILIZATION                                                  (1)         (1)
OTHER                                                        1         0.5
---------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                  26%       30.5%       30.5%
=======================================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES (CONTINUED)
--------------------------------------------------------------------------------

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The tax effects of the principal items making up deferred income taxes are as follows:

--------------------------------------------------------------------------
DECEMBER 31,                                           1998          1997
--------------------------------------------------------------------------
(IN THOUSANDS)
CURRENT DEFERRED TAX ASSETS:
  VACATION, BAD DEBT, AND OTHER                       $1,370        $1,296
  INVENTORY, WARRANTY, AND OTHER                       2,298         1,833
  OTHER                                                  268           324
--------------------------------------------------------------------------
TOTAL NET CURRENT DEFERRED TAX ASSET                  $3,936        $3,453
==========================================================================
NONCURRENT DEFERRED TAX ASSETS (LIABILITIES):
  STATE CREDIT CARRYFORWARDS                          $  999        $  888
  ACQUIRED COMPLETE TECHNOLOGY AND OTHER                (156)         (376)
  ACQUIRED IN-PROCESS TECHNOLOGY                       1,615         1,099
  DEPRECIATION                                          (221)         (234)
--------------------------------------------------------------------------
TOTAL NET NONCURRENT DEFERRED TAX ASSET               $2,237        $1,377
==========================================================================

The Company's state credit carryforwards, net of federal tax impact, are approximately $999,000, a portion of which will begin to expire in the year 2010.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NET INCOME PER SHARE
--------------------------------------------------------------------------------
Net income per share is calculated as follows:

--------------------------------------------------------------------------------------
Year Ended December 31,                              1998          1997          1996
--------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET INCOME                                         $20,203       $40,536       $30,369
======================================================================================
BASIC:
  WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING        40,978        41,322        40,594
======================================================================================
  NET INCOME PER COMMON SHARE                      $   .49       $   .98       $   .75
======================================================================================
DILUTED:
  WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING        40,978        41,322        40,594
  EFFECT OF DILUTIVE SECURITIES:
    STOCK OPTIONS                                    2,225         3,380         3,220
--------------------------------------------------------------------------------------
  WEIGHTED-AVERAGE COMMON AND COMMON
    EQUIVALENT SHARES OUTSTANDING                   43,203        44,702        43,814
======================================================================================
  NET INCOME PER COMMON AND COMMON
    EQUIVALENT SHARE                               $   .47       $   .91       $   .69
======================================================================================

Stock options to purchase 151,550, 545,386, and 66,500 shares of common stock were outstanding during the years ended December 31, 1998, 1997, and 1996, respectively, but were not included in the calculation of diluted EPS because the option's exercise price was greater than the average market price of the Company's common shares during those years. Although these options were antidilutive in 1998, 1997, and 1996, because they were still outstanding at December 31, 1998, they may be dilutive in future years' calculations. The 151,550 options in 1998 consisted of grants with exercise prices ranging from $18.94 - $36.31. The 545,386 options in 1997 consisted of grants with exercise prices ranging from $26.50 - $36.31. The 66,500 options in 1996 consisted of grants with exercise prices ranging from $24.00 - $26.50.

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Company operates in a single segment: the sale of machine vision systems.

During the years ended December 31, 1998, 1997, and 1996, one customer accounted for $17,083,000, $27,292,000, and $13,765,000, or 14%, 18%, and 11%,
respectively, of revenue.

The following table summarizes information about geographic areas (in thousands):

                                       UNITED
YEAR ENDED DECEMBER 31, 1998           STATES         JAPAN         OTHER     ELIMINATIONS   CONSOLIDATED
---------------------------------------------------------------------------------------------------------
REVENUE:
  UNAFFILIATED CUSTOMERS              $104,321       $17,523                                   $121,844
  INTERCOMPANY                           5,493                                  $ (5,493)
LONG-LIVED ASSETS                       33,807         2,035       $2,570                        38,412


                                       UNITED
YEAR ENDED DECEMBER 31, 1997           STATES         JAPAN         OTHER     ELIMINATIONS   CONSOLIDATED
---------------------------------------------------------------------------------------------------------
REVENUE:
  UNAFFILIATED CUSTOMERS              $137,887       $17,453                                   $155,340
  INTERCOMPANY                          10,336                                  $(10,336)
LONG-LIVED ASSETS                       34,010           674       $1,773                        36,457

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (CONTINUED)
--------------------------------------------------------------------------------


                                       UNITED
YEAR ENDED DECEMBER 31, 1996           STATES         JAPAN         OTHER     ELIMINATIONS   CONSOLIDATED
---------------------------------------------------------------------------------------------------------
REVENUE:
  UNAFFILIATED CUSTOMERS              $107,626       $15,217                                   $122,843
  INTERCOMPANY                           9,755                                  $(9,755)
LONG-LIVED ASSETS                       30,310           528        $1,027                       31,865

Revenue is presented geographically based on the country in which the sale is recorded. Inventories are transferred to the Company's Japanese subsidiary at previously established transfer prices, resulting in intercompany revenue and receivables for the United States operation.

"Other" represents all long-lived assets in other countries, none of which were significant, and certain deposits which are included in "Other Assets" on the Consolidated Balance Sheets.

Deferred tax assets recorded in Japan are not material compared to the Company's consolidated financial position, and therefore, are not presented.

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACQUISITION OF ALLEN-BRADLEY TECHNOLOGY
--------------------------------------------------------------------------------

In July 1998, the Company acquired certain technology of Rockwell Automation's Allen-Bradley machine vision business. The acquired technology related to certain products under development. The technology was valued using a risk-adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $2,100,000 to in-process technology which had not reached technological feasibility and had no alternative future use, and accordingly, was expensed immediately.

ACQUISITION OF MAYAN AUTOMATION, INC.
--------------------------------------------------------------------------------

On July 31, 1997, the Company acquired selected assets and assumed selected liabilities of Mayan Automation, Inc. (Mayan), a developer of low-cost machine vision systems used for surface inspection, for $4,800,000 in cash. At December 31, 1998, $900,000 of the purchase price remained to be paid in cash in 1999, contingent upon the attainment of certain performance milestones. The acquisition was accounted for under the purchase method of accounting. Accordingly, Mayan's results of operations have been included in the Company's consolidated results of operations since the date of acquisition. Mayan's historical results of operations were not material compared to the Company's consolidated results of operations, and therefore, pro forma results are not presented.

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

ACQUISITION OF ISYS CONTROLS, INC.
--------------------------------------------------------------------------------

On February 29, 1996, the Company acquired Isys Controls, Inc. (Isys), a developer of machine vision systems for high-speed surface inspection. The acquisition was accounted for as a pooling of interests, and therefore the results of operations of Isys for the full year are included in the consolidated financial statements of the Company for the year ended December 31, 1996.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE
--------------------------------------------------------------------------------

Cash paid for income taxes totaled $10,710,000 in 1998, $12,564,000 in 1997, and $11,218,000 in 1996.

Common stock received as payment for stock option exercises totaled $50,000 in 1998 and $547,000 in 1997.

The Company retired certain fully-depreciated property, plant, and equipment totaling $1,056,000 in 1997.

In 1996, the Company exchanged 1,078,380 shares of Cognex common stock for Isys common shares, and 253,547 shares of Cognex common stock for Isys restricted common shares, with similar restrictions, in connection with the acquisition of Isys.

--------------------------------------------------------------------------------
COGNEX CORPORATION --
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cognex Corporation:
--------------------------------------------------------------------------------
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cognex Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts                             /s/ PricewaterhouseCoopers LLP
January 26, 1999                                      PricewaterhouseCoopers LLP

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COGNEX CORPORATION --
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

----------------------------------------------------------------------------------------------------------------
                                                APRIL 5,          JULY 5,          OCTOBER 4,       DECEMBER 31,
QUARTER ENDED                                     1998              1998              1998              1998
----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE                                         $40,056           $32,036           $24,659           $25,093
GROSS MARGIN                                     29,129            22,562            16,382            16,475
CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY                                             2,100
INCOME (LOSS) FROM OPERATIONS                    12,955             7,219            (1,095)              734
NET INCOME                                       10,542             6,517               951             2,193
BASIC NET INCOME PER SHARE                          .25               .16               .02               .05
DILUTED NET INCOME PER SHARE                        .24               .15               .02               .05
COMMON STOCK PRICES:
  HIGH                                           27.000            24.690            19.250            20.000
  LOW                                            19.500            15.500            11.250            10.125
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                               MARCH 30,          JUNE 29,       SEPTEMBER 28,      DECEMBER 31,
QUARTER ENDED                                     1997              1997              1997              1997
----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE                                         $28,143           $36,271           $43,936           $46,990
GROSS MARGIN                                     20,448            26,331            32,476            33,812
CHARGE FOR ACQUIRED IN-PROCESS TECHNOLOGY                                             3,115
INCOME FROM OPERATIONS                            7,850            12,069            13,976            17,766
NET INCOME                                        6,491             9,372            10,941            13,732
BASIC NET INCOME PER SHARE                          .16               .23               .26               .33
DILUTED NET INCOME PER SHARE                        .15               .21               .24               .31
COMMON STOCK PRICES:
  HIGH                                           21.750            27.500            38.500            34.375
  LOW                                            17.500            19.000            26.375            22.250
----------------------------------------------------------------------------------------------------------------

================================================================================

--------------------------------------------------------------------------------
COGNEX CORPORATION --
COMPANY INFORMATION

TRANSFER AGENT
--------------------------------------------------------------------------------
BankBoston, N.A. c/o EquiServe
P.O. Box 8040
Boston, Massachusetts 02266-8040
Telephone (800) 736-3001

GENERAL COUNSEL
--------------------------------------------------------------------------------
Hutchins, Wheeler & Dittmar -- Boston, Massachusetts

INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
PricewaterhouseCoopers LLP -- Boston, Massachusetts

FORM 10-K
--------------------------------------------------------------------------------
A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address.

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 11, 1999, there were approximately 14,000 registered and non-registered holders of the Company's common stock.

No dividends on the Company's common stock were paid during 1998 and 1997.