Form 10-K, Exhibit 13
period 1999-12-31
COGNEX CORP
filed 2000-03-24
CIK 851205

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

During 1999, the Company experienced an increase in demand as its customers recovered from the 1998 slowdown in capital spending by manufacturers in the semiconductor and electronics industries, resulting in a 25% increase in revenue. Sales to original equipment manufacturer (OEM) customers, most of whom make capital equipment used by manufacturers in these industries, increased 34% from the prior year. Sales to end-user customers also increased from 1998 by 13%.

During the year, the Company continued to invest in new product development and end-user market penetration. This spending was outpaced, however, by the growth in revenue, resulting in an 80% increase in operating income from 1998. Net income increased 51% from the prior year and represented 20% of revenue in 1999.

The Company's financial position remained strong at December 31, 1999, with $315 million in total assets and $277 million in stockholders' equity. Working capital was $231 million at December 31, 1999, representing an increase of 26% from the prior year.

The following table sets forth certain consolidated financial data as a percentage of revenue:

Year Ended December 31,                              1999   1998   1997
-----------------------------------------------------------------------
   Revenue                                           100%   100%   100%
   Cost of revenue                                    30     31     27
   --------------------------------------------------------------------
   Gross margin                                       70     69     73
   Research, development, and engineering expenses    18     20     14
   Selling, general, and administrative expenses      29     31     23
   Charge for acquired in-process technology                  2      2
   --------------------------------------------------------------------
   Operating income                                   23     16     34
   Investment and other income                         5      6      4
   --------------------------------------------------------------------
   Income before provision for income taxes           28     22     38
   Provision for income taxes                          8      5     12
   --------------------------------------------------------------------
   Net income                                         20%    17%    26%
   --------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenue for the year ended December 31, 1999 increased 25% to $152,125,000 from $121,844,000 for the year ended December 31, 1998. During the year, the Company experienced an increase in demand as its customers recovered from the 1998 slowdown in capital spending by manufacturers in the semiconductor and electronics industries. The increase in revenue of $30,281,000, or 25%, from 1998 is due primarily to a higher volume of machine vision systems sold to the Company's core OEM customers who serve these industries. Sales to OEM customers increased $23,575,000, or 34%, from the prior year and represented 61% of total revenue in 1999 compared to 57% of total revenue in 1998. Sales to end-user customers increased $6,706,000, or 13%, from the prior year as a result of increased volume from customers in general manufacturing industries, such as automotive and consumer products.

While revenue increased in all of the Company's worldwide regions from 1998, the most significant increase was in Japan, where most of the Company's core OEM customers are located. Sales to customers located in Japan increased $18,615,000, or 38%, from the prior year. Sales to customers located in Europe increased $7,816,000, or 31%, from 1998 due primarily to a large general manufacturing customer base in this region. Sales to customers located in the United States increased $1,857,000, or 4%, from the prior year.

Based on increasing order trends in both the OEM and end-user markets experienced early in the first quarter of 2000, the Company anticipates sequential revenue growth to continue for at least the first half of 2000.

Gross margin as a percentage of revenue for 1999 was 70% compared to 69% for 1998. The increase in gross margin as a percentage of revenue is due primarily to manufacturing efficiencies that resulted from increased product sales without a significant increase in manufacturing overhead, as well as a lower percentage of service revenue which carries a lower gross margin than product revenue.

Research, development, and engineering expenses for the year ended December 31, 1999 increased 12% to $27,669,000 from $24,662,000 for the year ended December 31, 1998. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's continued investment in the research and development of new and existing products. Expenses as a percentage of revenue declined from 20% in 1998 to 18% in 1999 as a result of revenue increasing at a faster rate than spending. The Company anticipates that aggregate expenses will continue to increase in 2000 due to planned continuing investment in product development.

Selling, general, and administrative expenses for the year ended December 31, 1999 increased 15% to $43,655,000 from $37,973,000 for the year ended December 31, 1998. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's expanding worldwide operations, including employee bonuses which were reinstated in 1999. Expenses as a percentage of revenue declined from 31% in 1998 to 29% in 1999 as a result of revenue increasing at a faster rate than spending . The Company anticipates that aggregate expenses will continue to increase in 2000 due to additional resources required to support the anticipated higher level of demand and to further penetrate the end-user market.

Investment income for the year ended December 31, 1999 decreased 3% to $6,572,000 from $6,756,000 for the year ended December 31, 1998. The decrease in investment income is due primarily to lower average interest rates on the Company's portfolio of investments, which consists principally of debt securities.

Other income for the year ended December 31, 1999 remained relatively consistent at $728,000 compared to $733,000 for the year ended December 31, 1998. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters.

The Company's effective tax rate for 1999 was 29% compared to 26% for 1998. The increase in the effective tax rate is due primarily to the higher operating income in 1999 and the diminishing effect of tax-free investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue for the year ended December 31, 1998 decreased 22% to $121,844,000 from $155,340,000 for the year ended December 31, 1997. During 1998, the Company's results were impacted by a worldwide slowdown in capital spending by manufacturers in the semiconductor and electronics industries, which is an important source of revenue for the Company.

The decrease in revenue of $33,496,000, or 22%, from the prior year is due primarily to decreased volume from the Company's OEM customers. Sales to OEM customers, most of whom make capital equipment used by manufacturers in the semiconductor and electronics industries, decreased $36,608,000, or 34%, from the prior year.

Sales to end-user customers, however, increased $3,112,000, or 6%, from the prior year due primarily to increased volume from customers in general manufacturing industries, including sales of Fine-Line products which the Company acquired from Mayan Automation, Inc. in a purchase transaction on July 31, 1997. The increased end-user volume achieved from customers in general manufacturing industries was partially offset by decreased volume to end-user customers in the semiconductor and electronics industries. In recent years, the Company has devoted additional sales and marketing resources to grow its end-user customer base. As a result of these efforts, as well as the decline in OEM revenue, end-user revenue grew to 43% of total revenue in 1998 from 32% of total revenue in 1997.

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

Selling, general, and administrative expenses for the year ended December 31, 1998 increased 6% to $37,973,000 from $35,810,000 for the year ended December 31, 1997. The increase in aggregate expenses is due primarily to higher personnel-related costs to support the Company's expanding worldwide operations, as well as depreciation expense for an addition to the Company's corporate headquarters and new computer information systems, both placed in service in January 1998. These increases were partially off set by cost-containment measures the Company implemented during the second half of 1998 which included the elimination of employee bonuses and a two-week mandatory shutdown in December. Expenses as a percentage of revenue were 31% in 1998 compared to 23% in 1997. The increase in expenses as a percentage of revenue is due primarily to the lower revenue base in 1998.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997
(CONTINUED)

Investment income for the year ended December 31, 1998 increased 14% to $6,756,000 from $5,947,000 for the year ended December 31, 1997. The increase in investment income is due primarily to a higher average invested cash balance in 1998. Other income for the year ended December 31, 1998 remained relatively consistent at $733,000 compared to $718,000 for the year ended December 31, 1997. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters.

The Company's effective tax rate for the year ended December 31, 1998 was 26% compared to 30.5% for the year ended December 31, 1997. The decrease in the effective tax rate is due primarily to the impact of the Company's use of tax-free investments and the Company's lower profitability in 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements during the year ended December 31, 1999 were met through cash generated from operations. Cash and investments increased $58,489,000 from December 31, 1998 as a result of $55,386,000 of cash generated from operations and $13,931,000 of proceeds from the issuance of common stock under stock option and stock purchase plans. Capital expenditures for the year ended December 31, 1999 totaled $3,443,000 and consisted primarily of expenditures for computer hardware and software.

The Company believes that its existing cash and investments balance, together with cash generated from operations, will be sufficient to meet the Company's planned working capital and capital expenditure requirements through 2000, including potential business acquisitions.

On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or other comprehensive income, depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material impact on its results of operations or financial position.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 sets forth guidelines for accounting and disclosures related to revenue recognition. SAB No. 101 does not require registrants that have not applied this accounting to restate prior financial statements, provided they report a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. The Company is evaluating the accounting and disclosure requirements of SAB No. 101 and will report the effect, if any, in the first quarter of 2000.

YEAR 2000 UPDATE

The Company has not experienced any business disruptions related to the "Year 2000" issue. Nevertheless, the Company is continuing to evaluate the risks associated with a potential delayed impact of Year 2000 failures. Any such failure could materially and adversely impact the Company's results of operations, liquidity, and financial position. The Company believes that its Year 2000 compliance project has reduced, but not eliminated, the possibility that its operations in the future will encounter any significant interruptions related to the Year 2000 issue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

FORWARD-LOOKING STATEMENTS

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

COGNEX CORPORATION - FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Year Ended December 31,                                   1999       1998       1997       1996       1995
----------------------------------------------------------------------------------------------------------
     (In thousands, except per share amounts)
     Statement of Income Data:
          Revenue                                     $152,125   $121,844   $155,340   $122,843   $104,543
          Cost of revenue                               45,221     37,296     42,273     38,855     22,543
     -----------------------------------------------------------------------------------------------------
          Gross margin                                 106,904     84,548    113,067     83,988     82,000
          Research, development, and engineering
               expenses                                 27,669     24,662     22,481     19,434     13,190
          Selling, general, and administrative
               expenses                                 43,655     37,973     35,810     26,261     23,973
          Charge for acquired in-process technology                 2,100      3,115                10,189
     -----------------------------------------------------------------------------------------------------
          Operating income                              35,580     19,813     51,661     38,293     34,648
          Investment and other income                    7,300      7,489      6,665      5,404      2,965
     -----------------------------------------------------------------------------------------------------
          Income before provision for income taxes      42,880     27,302     58,326     43,697     37,613
          Provision for income taxes                    12,435      7,099     17,790     13,328     14,579
     -----------------------------------------------------------------------------------------------------
          Net income                                  $ 30,445   $ 20,203   $ 40,536   $ 30,369   $ 23,034
     =====================================================================================================
          Basic net income per share                  $    .74   $    .49   $    .98   $    .75   $    .60
     =====================================================================================================
          Diluted net income per share                $    .69   $    .47   $    .91   $    .69   $    .55
     =====================================================================================================
          Basic weighted-average common shares
               outstanding                              40,932     40,978     41,322     40,594     38,175
     =====================================================================================================
          Diluted weighted-average common shares
               outstanding                              43,986     43,203     44,702     43,814     41,952
     =====================================================================================================


December 31,                                              1999       1998       1997       1996       1995
----------------------------------------------------------------------------------------------------------
     (In thousands)
     Balance Sheet Data:
          Working capital                             $231,327   $183,277   $199,570   $152,817   $119,402
          Total assets                                 314,822    247,928    261,840    201,253    162,172
          Long-term debt                                    --         --         --         --         --
          Stockholders' equity                         276,624    222,875    236,142    182,689    143,916

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,                                    1999       1998       1997
-------------------------------------------------------------------------------------
     (In thousands, except per share amounts)
     Revenue                                           $152,125   $121,844   $155,340
     Cost of revenue                                     45,221     37,296     42,273
     --------------------------------------------------------------------------------
     Gross margin                                       106,904     84,548    113,067
     Research, development, and engineering expenses     27,669     24,662     22,481
     Selling, general, and administrative expenses       43,655     37,973     35,810
     Charge for acquired in-process technology                       2,100      3,115
     --------------------------------------------------------------------------------
     Operating income                                    35,580     19,813     51,661
     Investment income                                    6,572      6,756      5,947
     Other income                                           728        733        718
     --------------------------------------------------------------------------------
     Income before provision for income taxes            42,880     27,302     58,326
     Provision for income taxes                          12,435      7,099     17,790
     --------------------------------------------------------------------------------
     Net income                                        $ 30,445   $ 20,203   $ 40,536
     ================================================================================

     Net income per common and common
     equivalent share:
          Basic                                        $    .74   $    .49   $    .98
     ================================================================================
          Diluted                                      $    .69   $    .47   $    .91
     ================================================================================

     Weighted-average common and common
     equivalent shares outstanding:
          Basic                                          40,932     40,978     41,322
     ================================================================================
          Diluted                                        43,986     43,203     44,702
     ================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED BALANCE SHEETS

December 31,                                                                     1999         1998
--------------------------------------------------------------------------------------------------
     (In thousands)
     ASSETS
     Current assets:
          Cash and investments                                              $ 216,947    $ 158,458
          Accounts receivable, less reserves of $2,836 and $2,583
               in 1999 and 1998, respectively                                  28,742       20,987
          Revenue in excess of billings                                           654        4,945
          Inventories                                                          10,872       10,812
          Deferred income taxes                                                 6,082        3,936
          Prepaid expenses and other                                            5,495        8,141
     ---------------------------------------------------------------------------------------------
                    Total current assets                                      268,792      207,279
     ---------------------------------------------------------------------------------------------
     Property, plant, and equipment, net                                       31,857       34,255
     Deferred income taxes                                                      7,051        2,237
     Other assets                                                               7,122        4,157
     ---------------------------------------------------------------------------------------------
                                                                            $ 314,822    $ 247,928
     =============================================================================================
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
          Accounts payable                                                  $   4,237    $   2,488
          Accrued expenses                                                     18,536       11,653
          Accrued income taxes                                                  7,470        2,002
          Customer deposits                                                     2,714        4,894
          Deferred revenue                                                      4,508        2,965
     ---------------------------------------------------------------------------------------------
                    Total current liabilities                                  37,465       24,002
     ---------------------------------------------------------------------------------------------
     Other liabilities                                                            733        1,051
     Stockholders' equity:
          Common stock, $.002 par value-
               Authorized: 120,000,000 shares, issued: 44,220,434 and
               42,453,980 shares in 1999 and 1998, respectively                    88           85
          Additional paid-in capital                                          122,522       97,531
          Treasury stock, at cost, 2,381,032 and 2,307,140 shares in 1999
               and 1998, respectively                                         (43,550)     (41,353)
          Retained earnings                                                   197,016      166,571
          Accumulated other comprehensive income                                  548           41
     ---------------------------------------------------------------------------------------------
                    Total stockholders' equity                                276,624      222,875
     ---------------------------------------------------------------------------------------------
                                                                            $ 314,822    $ 247,928
     =============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      Accumulated          Total
                                                  Common Stock  Additional    Treasury Stock             Compre- Compre-   Stock-
                                               ----------------- Paid-in      ---------------   Retained hensive hensive  holders'
(Dollars in thousands)                         Shares  Par Value Capital      Shares     Cost   Earnings  Income  Income   Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                 40,914,166   $82   $ 77,569      80,918  $   (889)  $105,832  $ 95           $182,689
 Issuance of common stock under stock option,
  stock purchase, and bonus plans               945,229     2      5,504                                                     5,506
 Tax benefit from exercise of stock
  options                                                          8,009                                                     8,009
 Common stock received for payment
  of stock option exercises                                                   22,221      (547)                               (547)
 Comprehensive income:
  Net income                                                                                       40,536        $40,536    40,536
  Foreign currency translation adjustment                                                                   (51)     (51)      (51)
                                                                                                                ---------
  Comprehensive income                                                                                            40,485
                                             -------------------------------------------------------------------=========---------
Balance at December 31, 1997                 41,859,395    84     91,082     103,139    (1,436)   146,368    44            236,142
                                             ===================================================================         =========
 Issuance of common stock under stock option,
  stock purchase, and bonus plans               594,585     1      4,385                                                     4,386
 Tax benefit from exercise of stock
  options                                                          2,064                                                     2,064
 Common stock received for payment
  of stock option exercises                                                    2,001       (50)                                (50)
 Repurchase of common stock                                                2,202,000   (39,867)                            (39,867)
 Comprehensive income:
  Net income                                                                                       20,203         20,203    20,203
  Foreign currency translation adjustment                                                                    (3)      (3)       (3)
                                                                                                                ---------
  Comprehensive income                                                                                            20,200
                                             -------------------------------------------------------------------=========---------
Balance at December 31, 1998                 42,453,980    85     97,531   2,307,140   (41,353)   166,571    41            222,875
                                             ===================================================================         =========
 Issuance of common stock under stock option
  and stock purchase plans                    1,766,454     3     16,125                                                    16,128
 Tax benefit from exercise of stock
  options                                                          8,866                                                     8,866
 Common stock received for payment
  of stock option exercises                                                   73,892    (2,197)                             (2,197)
 Comprehensive income:
  Net income                                                                                       30,445         30,445    30,445
  Unrealized gain on investment,
   net of tax of $279                                                                                       471      471       471
  Foreign currency translation adjustment                                                                    36       36        36
                                                                                                                ---------
  Comprehensive income                                                                                           $30,952
                                             -------------------------------------------------------------------=========---------
Balance at December 31, 1999                 44,220,434   $88   $122,522   2,381,032  $(43,550)  $197,016  $548           $276,624
                                             ===================================================================         =========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                                                  1999           1998           1997
-----------------------------------------------------------------------------------------------------------
  (In thousands)
  Cash flows from operating activities:
       Net income                                                   $  30,445      $  20,203      $  40,536
       Adjustments to reconcile net income to net cash
            provided by operating activities:
                 Depreciation of property, plant, and equipment         6,360          6,393          4,870
                 Amortization of intangible assets                      1,179            796            938
                 Amortization of investments                            1,752          1,525          1,399
                 Tax benefit from exercise of stock options             8,866          2,064          8,009
                 Charge for acquired in-process technology                             2,100          3,115
                 Deferred income tax provision                         (6,960)        (1,343)        (2,581)
       Changes in other current assets and current liabilities:
            Accounts receivable                                        (6,997)         5,052         (6,603)
            Inventories                                                  (419)        (3,627)          (920)
            Accounts payable                                            1,723           (902)          (421)
            Accrued expenses                                            7,394         (1,454)         6,403
            Accrued income taxes                                        5,117           (687)           661
            Other current assets and current liabilities                6,303           (271)        (1,984)
       Other operating activities                                         623           (179)           314
  ---------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                       55,386         29,670         53,736
  ---------------------------------------------------------------------------------------------------------
  Cash flows from investing activities:
       Purchase of investments                                        (97,773)       (81,616)       (94,581)
       Maturity of investments                                         55,566         89,256         38,943
       Purchase of property, plant, and equipment                      (3,443)        (7,239)       (10,852)
       Cash paid for technology acquisitions,
            net of cash assumed, and equity investments                (1,723)        (3,954)        (2,999)
  ---------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                          (47,373)        (3,553)       (69,489)
  ---------------------------------------------------------------------------------------------------------

  Cash flows from financing activities:
       Issuance of common stock under stock option,
            stock purchase, and bonus plans                            13,931          4,336          4,959
       Repurchase of common stock                                                    (39,867)
  ---------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities             13,931        (35,531)         4,959
  ---------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                              (1,086)          (977)           569
  ---------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                 20,858        (10,391)       (10,225)
  Cash and cash equivalents at beginning of year                       27,807         38,198         48,423
  ---------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                             48,665         27,807         38,198
  Investments                                                         168,282        130,651        139,816
  ---------------------------------------------------------------------------------------------------------
  Cash and investments                                              $ 216,947      $ 158,458      $ 178,014
  =========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain accounting policies described below.

NATURE OF OPERATIONS

Cognex Corporation (the Company) designs, develops, manufactures, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required.

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

FOREIGN CURRENCY

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded as other comprehensive income.

CASH AND INVESTMENTS

Cash and investments include cash equivalents, which the Company considers to be all debt securities purchased with original maturities of three months or less. Debt securities having original maturities in excess of three months are stated at amortized cost, which approximates fair value, and are classified as available-for-sale. Equity securities are stated at fair value and are also classified as available-for-sale. Changes in unrealized gains or losses on equity securities are recorded as other comprehensive income. The Company considers all of its investments to be available for current operations and maintains substantially all of its investments in securities that are highly liquid and would not result in significant losses if sold prior to maturity.

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

INTANGIBLE ASSETS

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from two to eight years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

WARRANTY OBLIGATIONS

The Company warrants hardware products of its manufacture to be free from defects in material and workmanship for periods ranging from six months to two years from the date of shipment based upon the product being purchased and the terms of the customer's contract. Estimated warranty obligations are evaluated and recorded at the time of sale.

REVENUE RECOGNITION

The Company's revenue is derived primarily from two sources: (1) product sales to both original equipment manufacturer (OEM) customers who incorporate the Company's product into their product for resale and end-user customers, and (2) service revenue derived principally from providing maintenance and support, education, and consulting services to OEM and end-user customers.

The Company recognizes revenue from product sales upon shipment if a signed purchase order exists, the fee is fixed or determinable, and collection of the resulting receivable is probable. The Company recognizes revenue from maintenance and support programs ratably over the program period. Revenue from education and consulting services is recognized as the related services are performed. Revenue from construction-type projects is recognized using the percentage-of-completion method. Losses on projects, if any, are recognized when identified.

RESEARCH AND DEVELOPMENT

Research and development costs for internally developed products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The cost of acquired software is capitalized for products determined to have reached technological feasibility; otherwise the cost is expensed. Capitalized software costs are amortized using the straight-line method over the economic life of the product, which is typically three to five years.


INCOME TAXES

The Company accounts for income taxes under the liability method. Under this method, a deferred tax asset or liability is determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

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

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Other comprehensive income consists of unrealized gains and losses on investments and foreign currency translation adjustments.

FINANCIAL INSTRUMENTS

FAIR VALUE

The Company's financial instruments consist primarily of cash and cash equivalents, investments, trade receivables, trade payables, and forward exchange contracts. The carrying amounts of cash and cash equivalents, investments, trade receivables, and trade payables approximate fair value due to the short maturity of these instruments. Based on year-end exchange rates, the Company estimates the aggregate contract value of the forward exchange contracts to be representative of the fair value of these instruments.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and trade receivables.

The Company primarily invests in debt securities of federal and state government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities that maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents and investments.

A significant portion of the Company's sales and receivables are from customers who are either in or who serve the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

OFF-BALANCE SHEET RISK

In certain instances, the Company enters into forward exchange contracts to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset the exchange rate losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation. The Company had $16,138,000 and $8,700,000 of foreign exchange contracts outstanding, all of which were in Japanese yen, at December 31, 1999 and 1998, respectively.

FOREIGN CURRENCY RISK

The Company enters into transactions denominated in foreign currencies and includes the exchange rate gains or losses arising from such transactions in current operations. The Company recorded net exchange rate gains of $955,000 in 1999 and $127,000 in 1998, and a net exchange rate loss of $155,000 in 1997.

CASH AND INVESTMENTS

Cash and investments consist of the following:

December 31,                                                       1999         1998
------------------------------------------------------------------------------------
     (In thousands)
     Cash                                                      $ 19,545     $ 22,002
     Municipal obligations with contractual maturities:
          Less than three months                                 29,120        5,805
     -------------------------------------------------------------------------------
               Total cash and cash equivalents                   48,665       27,807
          Greater than three months and less than one year       62,890       49,345
          Greater than one year                                 105,392       81,306
     -------------------------------------------------------------------------------
                                                               $216,947     $158,458
     ===============================================================================

The Company has not experienced any significant realized gains or losses on the sale of its investments in 1999, 1998, and 1997.

INVENTORIES

Inventories consist of the following:

December 31,                1999        1998
--------------------------------------------
     (In thousands)
     Raw materials       $ 5,451     $ 6,195
     Work-in-process       1,987       1,262
     Finished goods        3,434       3,355
     ---------------------------------------
                         $10,872     $10,812
     =======================================

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following:

December 31,                                1999          1998
--------------------------------------------------------------
     (In thousands)
     Land                               $  3,051      $  3,051
     Buildings                            17,571        17,571
     Building improvements                 3,236         3,127
     Computer hardware and software       28,230        24,793
     Furniture and fixtures                3,446         3,351
     Leasehold improvements                1,638         1,542
     ---------------------------------------------------------
                                          57,172        53,435
     Less: accumulated depreciation      (25,315)      (19,180)
     ---------------------------------------------------------
                                        $ 31,857      $ 34,255
     =========================================================

"Buildings" include property held for lease with a cost basis of $4,950,000 and accumulated depreciation of $571,000 at December 31, 1999.

OTHER ASSETS

Other assets include intangible assets which consist primarily of acquired complete technology, non-compete agreements, and goodwill. Intangible assets had a cost basis of $5,697,000 and $4,725,000 and accumulated amortization of $3,930,000 and $2,756,000 at December 31, 1999 and 1998, respectively.

Other assets also include an equity security with a cost basis of $2,824,000 and an unrealized gain of $750,000 at December 31, 1999.

ACCRUED EXPENSES

Accrued expenses consist of the following:

December 31,                                         1999        1998
---------------------------------------------------------------------
     (In thousands)
     Bonus                                        $ 4,560     $   300
     Warranty                                       3,820       2,761
     Salaries, commissions, and payroll taxes       2,737       1,943
     Professional fees                              1,963       1,407
     Vacation                                       1,753       1,296
     Other                                          3,703       3,946
     ----------------------------------------------------------------
                                                  $18,536     $11,653
     ================================================================

LEASES

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2003 and are accounted for as operating leases. Annual rent expense totaled $2,620,000 in 1999, $2,366,000 in 1998, and $1,637,000 in 1997. Future minimum rental payments under these agreements are as follows at December 31, 1999 (in thousands):

                                                      Year     Amount
                                                      ---------------
                                                      2000     $2,723
                                                      2001      2,019
                                                      2002        705
                                                      2003         31
                                                      ---------------
                                                               $5,478
                                                      ===============

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2001. Annual rental income totaled $1,581,000 in 1999, $1,499,000 in 1998, and $1,428,000 in 1997. Rental
income and related expenses are included in "Other income" on the Consolidated Statements of Income. Future minimum rental receipts under non-cancelable lease agreements are as follows at December 31, 1999 (in thousands):

                                                      Year     Amount
                                                      ---------------
                                                      2000     $1,207
                                                      2001        183
                                                      ---------------
                                                               $1,390
                                                      ===============

STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

STOCK REPURCHASE PROGRAM

On April 21, 1998, the Company's Board of Directors authorized the repurchase of up to $20,000,000 of the Company's common stock. A total of 882,000 shares were repurchased through May 27, 1998 amounting to $19,937,000, which completed the Company's stock repurchases under this program. On June 3, 1998, the Board authorized the repurchase of up to an additional 1,500,000 shares of the Company's common stock. A total of 1,320,000 shares were repurchased through November 6, 1998 amounting to $19,930,000, which completed the Company's stock repurchases under this second program.

STOCK-BASED COMPENSATION PLANS

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 1999, 1998, and 1997.

Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows:

Year Ended December 31,                                                 1999           1998           1997
-------------------------------------------------------------------------------------------------------------
     (In thousands, except per share amounts)
     Net income                                   As reported     $   30,445     $   20,203     $   40,536
                                                  Pro forma           20,203         13,500         34,380
     Basic net income per share                   As reported            .74            .49            .98
                                                  Pro forma              .49            .33            .83
     Diluted net income per share                 As reported            .69            .47            .91
                                                  Pro forma              .48            .33            .79

STOCK OPTION PLANS

At December 31, 1999, the Company had 10,832,453 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 Director Plan, 352,000; the 1993 Director Plan, 320,000; the 1993 Employee Plan, 8,000,000; the 1998 Director Plan, 250,000; and the 1998 Stock Incentive Plan, 1,910,453.

On April 21, 1998, the stockholders approved the 1998 Stock Incentive Plan, under which the Company may initially grant stock options and stock awards to purchase up to 1,700,000 shares of common stock. Effective January 1, 1999 and each January 1st thereafter during the term of the 1998 Stock Incentive Plan, the number of shares of common stock available for grants of stock options and stock awards shall be increased automatically to an amount equal to 4.5% of the total number of issued shares of common stock, including shares held in treasury, as of the close of business on December 31st of the preceding year.

On December 15, 1998, the Company granted 1,320,100 stock options at the current fair market value with similar terms and conditions to previously issued but unexercised grants. In exchange for the new grants, employees agreed to forfeit their prior stock options.

Stock options generally vest over five years and generally expire no later than ten years from the date of grant.

The following table summarizes the status of the Company's stock option plans at December 31, 1999, 1998, and 1997, and changes during the years then ended:

                                                   1999                  1998                  1997
-----------------------------------------------------------------------------------------------------------
                                                        Weighted-            Weighted-             Weighted-
                                                         Average              Average               Average
                                                        Exercise             Exercise              Exercise
                                             Shares       Price     Shares     Price     Shares      Price
-----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           8,322,335    $ 11.65   7,764,907   $ 11.85   8,014,386   $  8.34
     Granted at fair market value          2,058,463      28.50   3,587,535     16.63   1,450,521     24.55
     Granted above fair market value                                                       91,500     26.41
     Exercised                            (1,764,353)      9.00    (604,714)     6.50    (996,965)     4.87
     Forfeited                              (569,605)     18.02  (2,425,393)    20.96    (794,535)    10.05
                                           ---------              ---------             ---------
Outstanding at end of year                 8,046,840      16.09   8,322,335     11.65   7,764,907     11.85
                                           ---------              ---------             ---------
Options exercisable at year-end            2,091,171       9.47   2,502,865      7.45   2,140,956      6.14
                                           =========              =========             =========
Weighted-average grant-date fair
     value of options granted during
     the year at fair market value           $ 14.06                 $ 5.65               $ 12.48
Weighted-average grant-date fair
     value of options granted during
     the year above fair market value                                                     $ 11.50

The following table summarizes information about stock options outstanding at December 31, 1999:

                                 OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
----------------------------------------------------------------------------------
                                   Weighted-Average Weighted-            Weighted-
                                       Remaining    Average               Average
   Range of           Number       Contractual Life Exercise   Number     Exercise
Exercise Prices     Outstanding       (in years)     Price  Exercisable     Price
----------------------------------------------------------------------------------
$  .50 -  7.00         616,683            4.1      $  3.29    575,134     $  3.38
  7.38 -  7.50       1,750,625            8.8         7.50    626,625        7.50
  8.06 - 15.88       1,944,932            7.3        14.63    593,220       13.45
     16.00           1,340,390            8.3        16.00    197,275       16.00
 16.50 - 26.19         941,577            8.6        21.90     67,792       17.69
 26.50 - 36.38       1,452,633           10.8        30.12     31,125       26.58
                     ---------                              ---------
                     8,046,840            8.3        16.09  2,091,171        9.47
                     =========                              =========

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997, respectively: a risk-free interest rate of 5.6%, 5.1%, and 6.3%; an expected life of 4.5, 4.1, and 5.1 years; an expected volatility of 54%, 50%, and 50%; and no expected dividends.

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. Common stock reserved for future sales totaled 408 ,746 shares at December 31, 1999. Shares purchased under the ESPP totaled 24,118 in 1999, 30,670 in 1998, and 22,436 in 1997. The weighted-average fair value of shares purchased under the ESPP was $17.59 in 1999, $7.52 in 1998, and $5.08 in 1997.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 1999, 1998, and 1997: a weighted-average risk-free interest rate of 5.3%; an expected life of six months; an expected volatility of 54%, 50%, and 50%, respectively; and no expected dividends.

EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute 1% to 15% of their salary on a pre-tax basis. Employer contributions are made at the discretion of management and vest after five years of continuous employment with the Company. Employer contributions approximated $490,000 in 1999, $230,000 in 1998, and $400,000 in 1997.

INCOME TAXES

The provision for income taxes consists of the following:

Year Ended December 31,         1999          1998          1997
----------------------------------------------------------------
     (In thousands)
     Current:
          Federal           $ 12,838      $  5,468      $ 17,048
          State                2,390         1,617         2,850
          Foreign              1,154         1,357           473
     -----------------------------------------------------------
                              16,382         8,442        20,371
     Deferred:
          Federal             (2,167)       (1,582)       (1,552)
          State               (1,515)          239        (1,029)
          Foreign               (265)           --            --
     -----------------------------------------------------------
                              (3,947)       (1,343)       (2,581)
     -----------------------------------------------------------
                            $ 12,435      $  7,099      $ 17,790
     ===========================================================

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

Year Ended December 31,                                      1999      1998      1997
---------------------------------------------------------------------------------------
     Provision for income taxes at federal statutory rate      35%       35%       35%
     State income taxes, net of federal benefit                 2         1         2
     Foreign Sales Corporation benefit                         (3)       (3)       (3)
     Tax-exempt investment income                              (5)       (8)       (3)
     Other                                                                1      (0.5)
     ----------------------------------------------------------------------------------
     Provision for income taxes                                29%       26%      30.5%
     ==================================================================================

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The tax effects of the principal items making up deferred income taxes are as follows:

December 31,                                             1999        1998
-------------------------------------------------------------------------
     (In thousands)
     Current deferred tax assets:
          Vacation, bad debt, and other                $1,686     $ 1,370
          Inventory, warranty, and other                3,750       2,298
          Other                                           646         268
     --------------------------------------------------------------------
     Total net current deferred tax asset              $6,082     $ 3,936
     ====================================================================
     Noncurrent deferred tax assets (liabilities):
          Federal and state credit carryforwards       $4,918     $   999
          Acquired complete technology and other           25        (156)
          Acquired in-process technology                1,685       1,615
          Depreciation                                    423        (221)
     --------------------------------------------------------------------
     Total net noncurrent deferred tax asset           $7,051     $ 2,237
     ====================================================================

The Company's state credit carryforwards, net of federal tax impact, are approximately $1,933,000, a portion of which will begin to expire in 2010. The Company's federal credit carryforwards are approximately $2,985,000 and have an unlimited life. Approximately $3,000,000 of the Company's credit carryforwards relate to deductions for stock option exercises and, as a result, will be recorded as a benefit to additional paid in capital when realized.

NET INCOME PER SHARE

Net income per share is calculated as follows:

Year Ended December 31,                                     1999        1998        1997
----------------------------------------------------------------------------------------
     (In thousands, except per share amounts)
     Net income                                          $30,445     $20,203     $40,536
     ===================================================================================
     Basic:
          Weighted-average common shares outstanding      40,932      40,978      41,322
     ===================================================================================
          Net income per common share                    $   .74     $   .49     $   .98
     ===================================================================================
     Diluted:
          Weighted-average common shares outstanding      40,932      40,978      41,322
          Effect of dilutive securities:
               Stock options                               3,054       2,225       3,380
     -----------------------------------------------------------------------------------
          Weighted-average common and common
               equivalent shares outstanding              43,986      43,203      44,702
     ===================================================================================
          Net income per common and common
               equivalent share                          $   .69     $   .47     $   .91
     ===================================================================================

Stock options to purchase 97,672, 151,550, and 545,386 shares of common stock were outstanding during the years ended December 31, 1999, 1998, and 1997, respectively, but were not included in the calculation of diluted net income per share because the options' exercise price was greater than the average market price of the Company's common stock during those years. Although these stock options were antidilutive in 1999, 1998, and 1997, they may be dilutive in future years' calculations.

SEGMENT INFORMATION

The Company has one reportable segment that designs, develops, and markets machine vision systems. Operating segments are determined based on the way that management organizes its business for making operating decisions and assessing performance.

During the years ended December 31, 1999, 1998, and 1997, one customer accounted for $19,611,000, $17,083,000, and $27,292,000, or 13%, 14%, and 18%,
respectively, of revenue.

The following table summarizes information about geographic areas (in thousands):

                                 UNITED
Year Ended December 31, 1999     STATES      JAPAN      OTHER     ELIMINATIONS     CONSOLIDATED
-----------------------------------------------------------------------------------------------
Revenue:
     Unaffiliated customers     $ 130,618  $ 21,507                                 $ 152,125
     Intercompany                  10,162                          $ (10,162)
Long-lived assets                  30,614     2,089    $ 2,702                         35,405

                                 UNITED
Year Ended December 31, 1998     STATES      JAPAN      OTHER     ELIMINATIONS     CONSOLIDATED
-----------------------------------------------------------------------------------------------
Revenue:
     Unaffiliated customers     $ 104,321  $ 17,523                                 $ 121,844
     Intercompany                   5,493                          $  (5,493)
Long-lived assets                  33,807     2,035    $ 2,570                         38,412

                                 UNITED
Year Ended December 31, 1997     STATES      JAPAN      OTHER     ELIMINATIONS     CONSOLIDATED
-----------------------------------------------------------------------------------------------
Revenue:
     Unaffiliated customers     $ 137,887  $ 17,453                                 $ 155,340
     Intercompany                  10,336                          $ (10,336)
Long-lived assets                  34,010       674    $ 1,773                         36,457

Revenue is presented geographically based on the country in which the sale is recorded. Inventories are transferred to the Company's Japanese subsidiary at previously established transfer prices, resulting in intercompany revenue and receivables for the United States operation.

"Other" represents all long-lived assets in other countries, none of which were significant, and certain deposits that are included in "Other assets" on the Consolidated Balance Sheets.

Deferred tax assets recorded in Japan are not material compared to the Company's consolidated financial position, and therefore, are not presented.

ACQUISITION OF ALLEN-BRADLEY TECHNOLOGY

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

The purchase price was allocated among the identifiable assets of Mayan. After allocating the purchase price to the net tangible assets, acquired technology was valued using a risk-adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $400,000 to complete technology, to be amortized over five years, and $3,115,000 to in-process technology which had not reached technological feasibility and had no alternative future use, and accordingly, was expensed immediately. An additional $839,000 of contingent consideration was recorded as purchase price when paid in 1999 and was allocated to goodwill to be amortized over the remaining period of expected benefit, which is three years.

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

Cash paid for income taxes totaled $2,347,000 in 1999, $10,710,000 in 1998, and $12,564,000 in 1997.

Common stock received as payment for stock option exercises totaled $2,197,000 in 1999, $50,000 in 1998, and $547,000 in 1997.

The Company retired certain fully depreciated property, plant, and equipment totaling $1,056,000 in 1997.

COGNEX CORPORATION - REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cognex Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                             /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 27, 2000

COGNEX CORPORATION - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                    APRIL 4,      JULY 4,       OCTOBER 3,    DECEMBER 31,
QUARTER ENDED                                        1999          1999           1999           1999
------------------------------------------------------------------------------------------------------------
     (In thousands, except per share amounts)
     Revenue                                      $ 27,485       $ 35,271       $ 41,046       $ 48,323
     Gross margin                                   18,757         24,329         29,097         34,721
     Operating income                                2,455          7,024         10,579         15,522
     Net income                                      3,104          6,189          8,966         12,186
     Basic net income per share                        .08            .15            .22            .29
     Diluted net income per share                      .07            .14            .20            .27
     Common stock prices:
          High                                     28.3750        33.5000        35.8750        39.0625
          Low                                      19.0000        23.6250        28.5000        26.1250


                                                    APRIL 5,      JULY 5,       OCTOBER 4,    DECEMBER 31,
QUARTER ENDED                                         1998         1998           1998            1998
------------------------------------------------------------------------------------------------------------
     (In thousands, except per share amounts)
     Revenue                                      $ 40,056       $ 32,036       $ 24,659       $ 25,093
     Gross margin                                   29,129         22,562         16,382         16,475
     Charge for acquired in-process technology                                     2,100
     Operating income                               12,955          7,219         (1,095)           734
     Net income                                     10,542          6,517            951          2,193
     Basic net income per share                        .25            .16            .02            .05
     Diluted net income per share                      .24            .15            .02            .05
     Common stock prices:
          High                                     27.0000        24.6875        19.2500        20.0000
          Low                                      19.5000        15.5000        11.2500        10.1250

COGNEX CORPORATION - COMPANY INFORMATION

TRANSFER AGENT

BankBoston, N.A. c/o EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040
Telephone (781) 575-3100
www.equiserve.com

GENERAL COUNSEL

Hutchins, Wheeler & Dittmar-Boston, Massachusetts

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP-Boston, Massachusetts

FORM 10-K

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address.

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 18, 2000, there were approximately 12,000 registered and non-registered holders of the Company's common stock.

No dividends on the Company's common stock were paid during 1999 and 1998.