Form 10-K, Exhibit 13
period 2000-12-31
COGNEX CORP
filed 2001-03-26
CIK 851205

26

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

Revenue for the year ended December 31, 2000 increased 65% from the prior year due to growth in sales to original equipment manufacturer (OEM) customers, most of whom make capital equipment used in the semiconductor and electronics industries, as well as an increase in sales to end-user customers. Sales to OEM customers increased 68% from 1999, and sales to end-user customers increased 59% from the same period.

During the year, the Company continued to invest in new product development and end-user market penetration. This spending was outpaced, however, by the growth in revenue, resulting in a 152% increase in operating income from 1999. Net income increased 124% from the prior year and represented 27% of revenue in 2000.

The Company's financial position remained strong at December 31, 2000, with $436 million in total assets and $384 million in stockholders' equity. Working capital was $168 million at December 31, 2000, representing an increase of 33% from the prior year.

The following table sets forth certain consolidated financial data as a percentage of revenue:

Year ended December 31,                         2000          1999          1998
--------------------------------------------------------------------------------
     Revenue                                    100%          100%          100%
     Cost of revenue                             25            30            31
--------------------------------------------------------------------------------
     Gross profit                                75            70            69
     Research, development,
       and engineering expenses                  13            18            20
     Selling, general, and
       administrative expenses                   25            29            31
     Amortization of goodwill                     1
     Charge for acquired
       in-process technology                                                  2
--------------------------------------------------------------------------------
     Operating income                            36            23            16
     Investment and other income                  4             5             6
--------------------------------------------------------------------------------
     Income before provision
       for income taxes                          40            28            22
     Provision for income taxes                  13             8             5
--------------------------------------------------------------------------------
     Net income                                  27%           20%           17%
--------------------------------------------------------------------------------


Cognex Corporation 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenue for the year ended December 31, 2000 increased 65% to $250,726,000 from $152,125,000 for the year ended December 31, 1999. The increase in revenue was due to higher demand from both the Company's OEM and end-user customers. Sales to OEM customers increased $63,699,000, or 68%, from the prior year due to a higher volume of machine vision systems sold to the Company's core OEM customers who make capital equipment for the semiconductor and electronics industries. Sales to OEM customers represented 63% of total revenue in 2000 compared to 61% of total revenue in 1999. Sales to end-user customers increased $34,902,000, or 59%, from the prior year due largely to the introduction of the In-Sight and SmartView ICN products early in 2000, which are both targeted toward the end-user market.

Geographically, revenue increased in all of the Company's regions from 1999. Sales to customers in Japan and North America increased $49,697,000, or 74%, and $30,463,000, or 64%, respectively, primarily due to the increase in sales to the Company's OEM customers, most of whom are located in these regions. Sales to customers in Europe increased $15,836,000, or 48%, due largely to higher demand from European manufacturers of cellular telephones.

During the fourth quarter of 2000, the Company's order rate slowed from the record pace experienced in the third quarter due to delays and cutbacks in capital equipment spending by manufacturers in the semiconductor and electronics industries. Over the past several weeks, the order rate from customers in these industries has continued to decline. In addition, the Company recently began to experience slow order trends from customers in other industries whose businesses are being impacted by the slowing economy. As a result, the Company anticipates that its revenue for the first quarter of 2001 will be approximately 35% lower than that reported in the fourth quarter of 2000. At this time, the Company has limited visibility to customer demand beyond the first quarter of 2001 due to shortened order lead times. Due to this lack of visibility, as well as the high level of uncertainty regarding the timing of a business recovery, the Company is implementing a conservative spending plan for 2001.

Gross profit as a percentage of revenue for 2000 was 75% compared to 70% for 1999. The increase in the gross margin was due primarily to manufacturing efficiencies that resulted from increased product sales without a significant increase in manufacturing overhead, as well as improved gross margins on the Company's surface inspection products, including SmartView ICN.


                                           Cognex Corporation 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999
(CONTINUED)

Research, development, and engineering expenses for the year ended December 31, 2000 increased 21% to $33,341,000 from $27,536,000 for the year ended December 31, 1999. The increase in aggregate expenses was due primarily to higher personnel-related costs to support the Company's continued investment in the research and development of new and existing products. Included in the higher personnel-related costs are the expenses associated with the additional employees from the three acquisitions completed during the year. Expenses as a percentage of revenue decreased from 18% in 1999 to 13% in 2000 as a result of revenue increasing at a faster rate than spending. Due to the conservative spending plan implemented for 2001, the Company anticipates that aggregate expenses will decrease from the level experienced in the fourth quarter of 2000.

Selling, general, and administrative expenses for the year ended December 31, 2000 increased 42% to $61,915,000 from $43,523,000 for the year ended December 31, 1999. The increase in aggregate expenses was due primarily to higher personnel-related costs to support the Company's expanding worldwide operations and to grow the Company's end-user business, as well as increased marketing costs associated with the introduction of the In-Sight and SmartView ICN products. Included in the higher personnel-related costs are the expenses associated with the additional employees from the three acquisitions completed during the year. Expenses as a percentage of revenue declined from 29% in 1999 to 25% in 2000 as a result of revenue increasing at a faster rate than spending. Due to the conservative spending plan implemented for 2001, the Company anticipates that aggregate expenses will decrease from the level experienced in the fourth quarter of 2000.

Amortization of goodwill for the year ended December 31, 2000 totaled $1,964,000 compared to $265,000 for the year ended December 31, 1999. The increase in amortization expense was due to goodwill associated with the three acquisitions completed during the year.

Investment income for the year ended December 31, 2000 increased 44% to $9,494,000 from $6,572,000 for the year ended December 31, 1999. The increase in investment income was due primarily to higher average interest rates on the Company's portfolio of investments, which consists principally of debt securities, as well as a higher average invested balance in 2000.

Other income for the year ended December 31, 2000 totaled $1,038,000 compared to $728,000 for the year ended December 31, 1999. Other income consists primarily of


Cognex Corporation 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999
(CONTINUED)

rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters.

The Company's effective tax rate for 2000 was 32% compared to 29% for 1999. The increase in the effective tax rate was due primarily to the higher operating income in 2000, increased investments in the Company's foreign operations, and the diminishing effect of tax-free investments.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenue for the year ended December 31, 1999 increased 25% to $152,125,000 from $121,844,000 for the year ended December 31, 1998. During 1999, the Company experienced an increase in demand as its customers recovered from the 1998 slowdown in capital spending by manufacturers in the semiconductor and electronics industries. The increase in revenue of $30,281,000, or 25%, from 1998 was due primarily to a higher volume of machine vision systems sold to the Company's core OEM customers who serve these industries. Sales to OEM customers increased $23,575,000, or 34%, from the prior year and represented 61% of total revenue in 1999 compared to 57% of total revenue in 1998. Sales to end-user customers increased $6,706,000, or 13%, from the prior year as a result of increased volume from customers in general manufacturing industries, such as automotive and consumer products.

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

Gross profit as a percentage of revenue for 1999 was 70% compared to 69% for 1998. The increase in the gross margin was due primarily to manufacturing efficiencies that resulted from increased product sales without a significant increase in manufacturing overhead, as well as a lower percentage of service revenue which carries a lower gross margin than product revenue.

Research, development, and engineering expenses for the year ended December 31, 1999 increased 12% to $27,536,000 from $24,535,000 for the year ended December 31, 1998.


                                           Cognex Corporation 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998
(CONTINUED)

The increase in aggregate expenses was due primarily to higher personnel-related costs to support the Company's continued investment in the research and development of new and existing products. Expenses as a percentage of revenue declined from 20% in 1998 to 18% in 1999 as a result of revenue increasing at a faster rate than spending.

Selling, general, and administrative expenses for the year ended December 31, 1999 increased 15% to $43,523,000 from $37,973,000 for the year ended December 31, 1998. The increase in aggregate expenses was due primarily to higher personnel-related costs to support the Company's expanding worldwide operations, including employee bonuses which were reinstated in 1999. Expenses as a percentage of revenue declined from 31% in 1998 to 29% in 1999 as a result of revenue increasing at a faster rate than spending.

Investment income for the year ended December 31, 1999 decreased 3% to $6,572,000 from $6,756,000 for the year ended December 31, 1998. The decrease in investment income was due primarily to lower average interest rates on the Company's portfolio of investments, which consists principally of debt securities.

Other income for the year ended December 31, 1999 remained relatively consistent at $728,000 compared to $733,000 for the year ended December 31, 1998. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters.

The Company's effective tax rate for 1999 was 29% compared to 26% for 1998. The increase in the effective tax rate was due primarily to the higher operating income in 1999 and the diminishing effect of tax-free investments.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements during the year ended December 31, 2000 were met through cash generated from operations. Cash and investments increased $57,219,000 from December 31, 1999 as a result of cash generated from operations and the proceeds from the issuance of common stock under stock option and stock purchase plans, partially offset by cash paid for business and technology acquisitions and capital expenditures. Cash generated from operations consists of net income, adjusted for non-cash charges and changes in current assets and current liabilities, most notably an increase in accounts receivable and inventories associated with the growth in revenue in


Cognex Corporation 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

2000. Capital expenditures for the year ended December 31, 2000 totaled $7,755,000 and consisted primarily of expenditures for computer hardware and software.

On March 31, 2000, the Company acquired selected assets of the machine vision business of Komatsu Ltd. for $11,200,000 in cash, with the potential for additional cash payments in 2002 of up to $8,000,000 depending upon certain performance criteria.

On April 20, 2000, the Company acquired all of the outstanding shares of Image Industries, Ltd. for $2,706,000. The purchase price included $1,754,000 in cash payments, $751,000 of which, at December 31, 2000, remained to be paid through 2002.

On September 30, 2000, the Company acquired selected assets of the web inspection business of Honeywell International Inc. for $8,400,000 in cash. The Company paid an additional $1,600,000 at the closing that is contingent upon the achievement of certain performance criteria in 2002. There is the potential for an additional cash payment of up to $1,600,000 in 2002, also depending upon certain performance criteria.

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. As of December 31, 2000, the Company had not repurchased any shares under this program.

The Company believes that its existing cash and investments balance, together with cash generated from operations, will be sufficient to meet the Company's planned working capital, investing, and financing activities through 2001, including the Company's stock repurchase program and potential business acquisitions.

NEW PRONOUNCEMENTS

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 138, "Accounting for Certain Derivative Instruments" - An Amendment of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 138 will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not enter into significant derivative financial instruments, and therefore, does not expect SFAS No. 138 to have a material impact on its financial position and results of operations.

During 2000, the Company adopted Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 did not have a material impact on the Company's financial position and results of operations.


                                           Cognex Corporation 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, which are prefaced with words such as "expects," "anticipates," "believes," "projects," "intends," "plans," and similar words and other statements of similar sense, are forward-looking statements. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements, like any other forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include: (1) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (2) the cyclicality of the semiconductor and electronics industries; (3) the Company's continued ability to achieve significant international revenue; (4) the capital spending trends of manufacturing companies; (5) the inability to protect the Company's proprietary technology and intellectual property; (6) the inability to attract or retain skilled employees;
(7) the technological obsolescence of current products and the inability to develop new products; (8) the inability to respond to competitive technology and pricing pressures; and (9) the reliance upon certain sole source suppliers to manufacture or deliver critical components of the Company's products. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Further discussions of risk factors are also available in the Company's registration statements and other filings with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
CONSOLIDATED STATEMENTS OF INCOME

                                                        Year Ended December 31,
                                               2000              1999              1998
-----------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Revenue                                      $250,726          $152,125          $121,844
Cost of revenue                                63,820            45,221            37,296
-----------------------------------------------------------------------------------------
Gross profit                                  186,906           106,904            84,548
Research, development,
  and engineering expenses                     33,341            27,536            24,535
Selling, general, and
  administrative expenses                      61,915            43,523            37,973
Amortization of goodwill                        1,964               265               127
Charge for acquired
  in-process technology                                                             2,100
-----------------------------------------------------------------------------------------
Operating income                               89,686            35,580            19,813
Investment income                               9,494             6,572             6,756
Other income                                    1,038               728               733
-----------------------------------------------------------------------------------------
Income before provision
  for income taxes                            100,218            42,880            27,302
Provision for income taxes                     32,070            12,435             7,099
-----------------------------------------------------------------------------------------
Net income                                   $ 68,148          $ 30,445          $ 20,203
-----------------------------------------------------------------------------------------

Net income per common and
  common equivalent share:
    Basic                                    $   1.58          $    .74          $    .49
=========================================================================================
    Diluted                                  $   1.49          $    .69          $    .47
=========================================================================================

Weighted-average common
  and common equivalent
  shares outstanding:
    Basic                                      43,043            40,932            40,978
=========================================================================================
    Diluted                                    45,698            43,986            43,203
=========================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
CONSOLIDATED BALANCE SHEETS

                                                                 December 31,
                                                           2000               1999
----------------------------------------------------------------------------------
(Dollars in thousands)
ASSETS

Current assets:
  Cash and cash equivalents                             $ 42,925          $ 48,665
  Short-term investments                                  85,429            62,890
  Accounts receivable, less reserves of $2,150
   and $2,836 in 2000 and 1999, respectively              47,031            28,742
  Inventories                                             27,664            10,872
  Deferred income taxes                                    7,741             6,445
  Prepaid expenses and other current assets                8,950             6,149
----------------------------------------------------------------------------------

     Total current assets                                219,740           163,763

Long-term investments                                    149,386           108,966
Property, plant, and equipment, net                       34,012            31,857
Deferred income taxes                                      6,903             6,688
Other assets                                              26,100             3,548
==================================================================================

                                                        $436,141          $314,822
==================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                   December 31,
                                                             2000                1999
--------------------------------------------------------------------------------------
(Dollars in thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                       $  10,127           $   4,237
  Accrued expenses                                          22,953              18,536
  Accrued income taxes                                       9,202               7,470
  Customer deposits                                          3,074               2,714
  Deferred revenue                                           6,471               4,508
--------------------------------------------------------------------------------------

     Total current liabilities                              51,827              37,465

Other liabilities                                              365                 733

Stockholders' equity:
  Common stock, $.002 par value -
    Authorized: 140,000,000 shares, issued:
    45,787,568 and 44,220,434 shares in 2000
    and 1999, respectively                                      92                  88
  Additional paid-in capital                               163,815             122,522
  Treasury stock, at cost, 2,365,332 and
    2,381,032 shares in 2000 and 1999,
    respectively                                           (42,675)            (43,550)
  Retained earnings                                        265,164             197,016
  Accumulated other comprehensive income (loss)             (2,447)                548
--------------------------------------------------------------------------------------

     Total stockholders' equity                            383,949             276,624
======================================================================================

                                                         $ 436,141           $ 314,822
======================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                               Common Stock                    Additional
                                                        ----------------------------            Paid-in
(Dollars in thousands)                                  Shares             Par Value            Capital
---------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                          41,859,395          $       84           $   91,082
  Issuance of common stock under stock
   option, stock purchase, and bonus plans               594,585                   1                4,385
  Tax benefit from exercise of stock options                                                        2,064
  Common stock received for payment of
   stock option exercises
  Repurchase of common stock
  Comprehensive income:
    Net income
    Foreign currency translation adjustment
    Comprehensive income
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          42,453,980                  85               97,531
=========================================================================================================
  Issuance of common stock under stock
   option, stock purchase, and bonus plans             1,766,454                   3               16,125
  Tax benefit from exercise of stock options                                                        8,866
  Common stock received for payment of
   stock option exercises
  Comprehensive income:
    Net income
    Unrealized gain on investments,
     net of tax of $279
  Foreign currency translation adjustment
  Comprehensive income
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                          44,220,434                  88              122,522
=========================================================================================================
  Issuance of common stock under stock
   option and stock purchase plans                     1,567,134                   4               17,993
  Tax benefit from exercise of stock options                                                       23,300
  Common stock received for payment of
   stock option exercises
  Acquisition of Image Industries, Ltd.
  Comprehensive income:
    Net income
    Unrealized loss on investments,
     net of tax of $978
    Foreign currency translation adjustment,
     net of tax of $53
    Comprehensive income
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                          45,787,568          $       92           $  163,815
=========================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


Cognex Corporation 2000 Annual Report

                                                                  Accumulated
           Treasury Stock                                            Other                                           Total
   -------------------------------            Retained           Comprehensive          Comprehensive            Stockholders'
   Shares                 Cost                Earnings           Income (Loss)             Income                   Equity
------------------------------------------------------------------------------------------------------------------------------
    103,139           $    (1,436)          $   146,368           $        44                                     $   236,142

                                                                                                                        4,386
                                                                                                                        2,064

      2,001                   (50)                                                                                        (50)
  2,202,000               (39,867)                                                                                    (39,867)

                                                 20,203                                 $    20,203                    20,203
                                                                           (3)                   (3)                       (3)
                                                                                        -----------
                                                                                             20,200
----------------------------------------------------------------------------------------===========---------------------------
  2,307,140               (41,353)              166,571                    41                                         222,875
========================================================================================           ===========================

                                                                                                                       16,128
                                                                                                                        8,866

     73,892                (2,197)                                                                                     (2,197)

                                                 30,445                                      30,445                    30,445

                                                                          471                   471                       471
                                                                           36                    36                        36
                                                                                        -----------
                                                                                             30,952
----------------------------------------------------------------------------------------===========---------------------------
  2,381,032               (43,550)              197,016                   548                                         276,624
========================================================================================           ===========================

                                                                                                                       17,997
                                                                                                                       23,300

      1,919                   (77)                                                                                        (77)
    (17,619)                  952                                                                                         952

                                                 68,148                                      68,148                    68,148

                                                                       (1,664)               (1,664)                   (1,664)

                                                                       (1,331)               (1,331)                   (1,331)
                                                                                        -----------
                                                                                        $    65,153
----------------------------------------------------------------------------------------===========---------------------------
  2,365,332           $   (42,675)          $   265,164           $    (2,447)                                    $   383,949
========================================================================================           ===========================


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Year Ended December 31,
                                                          2000               1999               1998
------------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
  Net income                                            $ 68,148           $ 30,445           $ 20,203
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation of property, plant,
     and equipment                                         6,991              6,360              6,393
    Amortization of intangible assets                      2,883              1,179                796
    Amortization of investments                            2,119              1,752              1,525
    Tax benefit from exercise of stock options            23,300              8,866              2,064
    Charge for acquired in-process technology                                                    2,100
    Deferred income tax provision                           (533)            (6,960)            (1,343)
    Changes in current assets and
     current liabilities:
      Accounts receivable                                (18,811)            (6,997)             5,052
      Inventories                                        (17,902)              (419)            (3,627)
      Accounts payable                                     5,850              1,723               (902)
      Accrued expenses                                     3,416              7,394             (1,454)
      Accrued income taxes                                 1,623              5,117               (687)
      Other current assets and
       current liabilities                                  (305)             6,303               (271)
    Other operating activities                              (355)               623               (179)
------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities               76,424             55,386             29,670
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


Cognex Corporation 2000 Annual Report

                                                                     Year Ended December 31,
                                                          2000                1999                1998
--------------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from investing activities:
  Purchase of investments                              (134,838)            (97,773)            (81,616)
  Maturity of investments                                67,119              55,566              89,256
  Purchase of property, plant, and equipment             (7,755)             (3,443)             (7,239)
  Long-term deposit                                      (1,700)
  Cash paid for business and technology
   acquisitions, net of cash acquired                   (22,240)             (1,723)             (3,954)
--------------------------------------------------------------------------------------------------------

  Net cash used in investing activities                 (99,414)            (47,373)             (3,553)
--------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Issuance of common stock under
   stock option, stock purchase,
   and bonus plans                                       17,920              13,931               4,336
  Repurchase of common stock                                                                    (39,867)
--------------------------------------------------------------------------------------------------------

  Net cash provided by (used in)
   financing activities                                  17,920              13,931             (35,531)
--------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                    (670)             (1,086)               (977)
--------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
 cash equivalents                                        (5,740)             20,858             (10,391)
Cash and cash equivalents at
 beginning of year                                       48,665              27,807              38,198
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents at
 end of year                                          $  42,925           $  48,665           $  27,807
========================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                                           Cognex Corporation 2000 Annual Report

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

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to be consistent with the current year presentation.

FOREIGN CURRENCY

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded as other comprehensive income (loss).

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Debt securities purchased with original maturities of three months or less are classified as cash equivalents. Debt securities with original maturities greater than three months and remaining maturities of one year or less are classified as short-term investments. Debt securities with remaining maturities greater than one year, as well as equity securities and an investment in a limited partnership, are classified as long-term investments.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH, CASH EQUIVALENTS, AND INVESTMENTS (CONTINUED)

Debt securities with original maturities greater than three months are stated at amortized cost, which approximates fair value, and are categorized as available-for-sale. Equity securities are stated at fair value and are also categorized as available-for-sale. Changes in unrealized gains or losses on equity securities, net of tax, are recorded as other comprehensive income
(loss). The Company's investment in a limited partnership is accounted for using the cost method because the Company has virtually no influence over the partnership's operating and financial policies.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first in, first out (FIFO) method.

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

INTANGIBLE ASSETS

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from two to ten years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable.

WARRANTY OBLIGATIONS

The Company warrants hardware products of its manufacture to be free from defects in material and workmanship for periods ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer's contract. Estimated warranty obligations are evaluated and recorded at the time of sale.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company's revenue is derived primarily from two sources: (1) product sales to both original equipment manufacturer (OEM) customers, who incorporate the Company's product into their product for resale, and end-user customers, and (2) service revenue derived principally from providing maintenance and support, education, consulting, and installation services to OEM and end-user customers.

The Company recognizes revenue from product sales upon shipment if a signed customer purchase order exists, the fee is fixed or determinable, and collection of the resulting receivable is probable. The Company recognizes revenue from maintenance and support programs ratably over the program period. Revenue from education, consulting, and installation services is recognized as the related services are performed. Revenue from construction-type projects is recognized using the percentage-of-completion method. Losses on projects, if any, are recognized when identified.

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

INCOME TAXES

The Company accounts for income taxes under the liability method. Under this method, a deferred tax asset or liability is determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NET INCOME PER SHARE

Basic net income per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE (CONTINUED)

that could occur if securities or other contracts to issue common stock were issued, exercised, or converted into common stock. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Other comprehensive income consists of unrealized gains and losses on investments and foreign currency translation adjustments.

FINANCIAL INSTRUMENTS

FAIR VALUE

The Company's financial instruments consist primarily of cash and cash equivalents, investments, trade receivables, trade payables, and forward exchange contracts. The carrying amounts of cash and cash equivalents, investments, trade receivables, and trade payables approximate fair value due to the short maturity of these instruments. Based on year-end exchange rates, the Company estimates the aggregate contract value of the forward exchange contracts to be representative of the fair values of these instruments.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and trade receivables.

The Company primarily invests in municipal obligations of federal and state government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities that maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents and investments.

A significant portion of the Company's sales and receivables are from customers who are either in or who serve the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FINANCIAL INSTRUMENTS (CONTINUED)

OFF-BALANCE SHEET RISK

In certain instances, the Company enters into forward exchange contracts to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset the exchange rate losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation. The Company had $16,445,000 and $16,138,000 of foreign exchange contracts outstanding at December 31, 2000 and 1999, respectively. The foreign exchange contracts were in Japanese Yen and Euro Dollar in 2000 and in Japanese Yen in 1999.

FOREIGN CURRENCY RISK

The Company enters into transactions denominated in foreign currencies and includes the exchange rate gains or losses arising from such transactions in current operations. The Company recorded net exchange rate gains of $99,000 in 2000, $955,000 in 1999, and $127,000 in 1998.

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash, cash equivalents, and investments consist of the following:

December 31,                                 2000              1999
---------------------------------------------------------------------
(In thousands)
Cash                                       $ 19,204          $ 19,545
Municipal obligations                        23,721            29,120
---------------------------------------------------------------------
  Total cash and cash equivalents            42,925            48,665
---------------------------------------------------------------------

Municipal obligations                        85,429            62,890
---------------------------------------------------------------------
  Total short-term investments               85,429            62,890
---------------------------------------------------------------------

Municipal obligations                       139,440           105,392
Equity securities                             5,571             3,574
Investment in limited partnership             4,375
---------------------------------------------------------------------
  Total long-term investments               149,386           108,966
---------------------------------------------------------------------
                                           $277,740          $220,521
---------------------------------------------------------------------

Equity securities had a cost basis of $7,462,000 and an unrealized loss of $1,891,000 at December 31, 2000, and a cost basis of $2,824,000 and an unrealized gain of $750,000 at December 31, 1999.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CASH, CASH EQUIVALENTS, AND INVESTMENTS (CONTINUED)

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. The Company has invested $4,375,000 in the partnership as of December 31, 2000 and has committed to a total investment of up to $25,000,000 over a ten-year period. A director of the Company is affiliated with Venrock Associates III, L.P.

The Company has not experienced any significant realized gains or losses on the sale of its investments in 2000, 1999, and 1998.

INVENTORIES

Inventories consist of the following:

December 31,                               2000               1999
-------------------------------------------------------------------
(In thousands)
Raw materials                            $14,263            $ 5,451
Work-in-process                            5,789              1,987
Finished goods                             7,612              3,434
-------------------------------------------------------------------
                                         $27,664            $10,872
===================================================================

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following:

December 31,                               2000               1999
-------------------------------------------------------------------
(In thousands)
Land                                    $  3,051           $  3,051
Buildings                                 17,571             17,571
Building improvements                      3,997              3,236
Computer hardware and software            31,061             28,230
Furniture and fixtures                     3,354              3,446
Leasehold improvements                     2,049              1,638
-------------------------------------------------------------------
                                          61,083             57,172
Less: accumulated depreciation           (27,071)           (25,315)
-------------------------------------------------------------------
                                        $ 34,012           $ 31,857
===================================================================

Buildings include property held for lease with a cost basis of $4,950,000 and accumulated depreciation of $698,000 at December 31, 2000.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OTHER ASSETS

Other assets consist of the following:

December 31,                                         2000               1999
-----------------------------------------------------------------------------
(In thousands)
Goodwill                                          $ 20,317           $  1,464
Acquired complete technology, workforce,
 non-compete agreements, and other
 intangible assets                                   7,358              4,233
-----------------------------------------------------------------------------
                                                    27,675              5,697
Less: accumulated amortization                      (7,037)            (3,930)
-----------------------------------------------------------------------------
                                                    20,638              1,767
Deposits and other                                   5,462              1,781
-----------------------------------------------------------------------------
                                                  $ 26,100           $  3,548
=============================================================================

ACCRUED EXPENSES

Accrued expenses consist of the following:

December 31,                                         2000               1999
-----------------------------------------------------------------------------
(In thousands)
Bonus                                             $  5,964           $  4,560
Warranty                                             3,127              3,820
Salaries, commissions, and payroll taxes             3,010              2,737
Professional fees                                    2,099              1,963
Vacation                                             2,020              1,753
Other                                                6,733              3,703
-----------------------------------------------------------------------------
                                                  $ 22,953           $ 18,536
=============================================================================


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LEASES

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2014 and are accounted for as operating leases. Annual rent expense totaled $3,717,000 in 2000, $2,620,000 in 1999, and $2,366,000 in 1998. Future minimum rental payments under these agreements are as follows at December 31, 2000 (in thousands):

                                     Year           Amount
----------------------------------------------------------
                                     2001          $ 3,944
                                     2002            2,109
                                     2003            1,169
                                     2004            1,118
                                     2005            1,046
                               Thereafter              676
----------------------------------------------------------
                                                   $10,062
==========================================================

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2002. Annual rental income totaled $1,755,000 in 2000, $1,581,000 in 1999, and $1,499,000 in 1998. Rental
income and related expenses are included in "Other income" on the Consolidated Statements of Income. Future minimum rental receipts under non-cancelable lease agreements are $1,382,000 in 2001 and $1,199,000 in 2002.

STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

STOCK REPURCHASE PROGRAMS

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. As of December 31, 2000, the Company had not repurchased any shares under this program.

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


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCKHOLDERS' EQUITY (CONTINUED)

STOCK-BASED COMPENSATION PLANS

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 2000, 1999, and 1998.

Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows:

Year Ended December 31,                             2000            1999           1998
-----------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net income                    As reported        $  68,148      $   30,445     $   20,203
                              Pro forma             58,591          20,203         13,500
Basic net income per share    As reported             1.58             .74            .49
                              Pro forma               1.36             .49            .33
Diluted net income per share  As reported             1.49             .69            .47
                              Pro forma               1.34             .48            .33

STOCK OPTION PLANS

At December 31, 2000, the Company had 10,907,351 shares approved by the Board of Directors and stockholders for grant under the following stock option plans: the 1992 Director Plan, 352,000; the 1993 Director Plan, 320,000; the 1993 Employee Plan, 8,000,000; the 1998 Director Plan, 250,000; and the 1998 Stock Incentive Plan, 1,985,351.

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


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTION PLANS (CONTINUED)

On November 27, 2000, 652,280 options were forfeited by employees. The Company has committed to grant those employees the same number of options approximately seven months later at the then fair market value with similar terms and conditions.

On December 15, 1998, the Company granted 1,320,100 stock options at the current fair market value with similar terms and conditions to previously issued but unexercised grants. In exchange for the new grants, employees agreed to forfeit their prior stock options.

Stock options generally vest over four years and generally expire no later than ten years from the date of grant.

The following table summarizes the status of the Company's stock option plans at December 31, 2000, 1999, and 1998, and changes during the years then ended:

                                                 2000                          1999                        1998
---------------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED-                    Weighted-                    Weighted-
                                                         AVERAGE                      Average                      Average
                                                        EXERCISE                     Exercise                     Exercise
                                         SHARES          PRICE        Shares          Price        Shares          Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at
 beginning of year                     8,046,840       $   16.09    8,322,335       $   11.65    7,764,907       $   11.85
  Granted at fair market value         2,984,890           35.65    2,058,463           28.50    3,587,535           16.63
  Granted above fair
   market value                           60,000           59.10
  Exercised                           (1,621,649)          10.78   (1,764,353)           9.00     (604,714)           6.50
  Forfeited                           (1,455,592)          36.58     (569,605)          18.02   (2,425,393)          20.96
---------------------------------------------------------------------------------------------------------------------------

Outstanding at end of year             8,014,489           21.04    8,046,840           16.09    8,322,335           11.65
---------------------------------------------------------------------------------------------------------------------------

Options exercisable at year-end        1,912,997           13.05    2,091,171            9.47    2,502,865            7.45

Weighted-average grant-date fair
 value of options granted during
 the year at fair market value       $     15.60                   $    14.06                    $    5.65

Weighted-average grant-date
 fair value of options granted
 during the year above fair
 market value                        $     20.39


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTION PLANS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2000:

                                    Options Outstanding                      Options Exercisable
--------------------------------------------------------------------------------------------------------
                                     Weighted-Average
                                        Remaining         Weighted-                          Weighted-
   Range of            Number        Contractual Life      Average        Number              Average
Exercise Prices     Outstanding         (in years)     Exercise Price   Exercisable       Exercise Price
--------------------------------------------------------------------------------------------------------
$  .50 -  7.50       1,498,772              7.2          $    6.87         761,798          $    6.52
  8.06 - 15.72       1,389,972              6.5              14.80         545,607              14.04
 15.88 - 18.13       2,165,244              9.4              17.15         353,894              16.24
 18.19 - 30.38       1,470,753              8.9              26.92         217,323              25.09
 30.66 - 59.69       1,489,748             11.7              40.98          34,375              33.06
--------------------------------------------------------------------------------------------------------

                     8,014,489              8.8              21.04       1,912,997              13.05
--------------------------------------------------------------------------------------------------------

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively: a risk-free interest rate of 6.1%, 5.6%, and 5.1% ; an expected life of 3.1, 4.5, and 4.1 years; an expected volatility of 60%, 54%, and 50%; and no expected dividends.

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. Common stock reserved for future sales totaled 386,108 shares at December 31, 2000. Shares purchased under the ESPP totaled 22,638 in 2000, 24,118 in 1999, and 30,670 in 1998. The weighted-average fair value of shares purchased under the ESPP was $17.22 in 2000, $17.59 in 1999, and $7.52 in 1998.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 2000, 1999, and 1998, respectively: a weighted-average risk-free interest rate of 5.9%, 5.3%, and 5.3%; an expected life of six months; an expected volatility of 60%, 54%, and 50%; and no expected dividends.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute 1% to 15% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. Company contributions vest after five years of continuous employment with the Company. Prior to January 1, 2000, company contributions were made at the discretion of management. Company contributions approximated $844,000 in 2000, $490,000 in 1999, and $230,000 in 1998.

INCOME TAXES

The provision for income taxes consists of the following:

Year Ended December 31,           2000               1999               1998
------------------------------------------------------------------------------
(In thousands)
Current:
  Federal                       $ 29,335           $ 12,838           $  5,468
  State                            1,467              2,390              1,617
  Foreign                          3,793              1,154              1,357
------------------------------------------------------------------------------
                                  34,595             16,382              8,442
Deferred:
  Federal                         (2,301)            (2,167)            (1,582)
  State                            1,279             (1,515)               239
  Foreign                         (1,503)              (265)
------------------------------------------------------------------------------
                                  (2,525)            (3,947)            (1,343)
------------------------------------------------------------------------------
                                $ 32,070           $ 12,435           $  7,099
------------------------------------------------------------------------------

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

Year Ended December 31,                             2000           1999           1998
--------------------------------------------------------------------------------------

Provision for income taxes
 at federal statutory rate                           35%            35%            35%
State income taxes, net of federal benefit            2              2              1
Foreign Sales Corporation benefit                    (4)            (3)            (3)
Tax-exempt investment income                         (3)            (5)            (8)
Foreign operations                                    2                             1
--------------------------------------------------------------------------------------

Provision for income taxes                           32%            29%            26%
--------------------------------------------------------------------------------------


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INCOME TAXES (CONTINUED)

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The tax effects of the principal items making up deferred income taxes are as follows:

Year Ended December 31,                                               2000              1999
---------------------------------------------------------------------------------------------
(In thousands)
Current deferred tax assets:
  Inventory and revenue-related                                     $ 4,948           $ 4,830
  Bonus, commission, and other compensation                             793               271
  Other                                                               2,000             1,344
---------------------------------------------------------------------------------------------

Total net current deferred tax asset                                $ 7,741           $ 6,445
---------------------------------------------------------------------------------------------
Noncurrent deferred tax assets (liabilities):
  Federal and state credit carryforwards                            $ 3,262           $ 4,918
  Foreign net operating loss carryforwards                              648
  Acquired complete technology and other intangible assets            1,783               209
  Acquired in-process technology                                      1,395             1,501
  Depreciation                                                          707               337
  Unrealized investment gains/losses                                   (654)             (277)
  Other                                                                (238)
---------------------------------------------------------------------------------------------

Total net noncurrent deferred tax asset                             $ 6,903           $ 6,688
---------------------------------------------------------------------------------------------

The Company's federal credit carryforwards are approximately $1,697,000 and have an unlimited life. The state credit carryforwards, net of federal tax impact, are approximately $1,565,000, a portion of which will begin to expire in 2010. The foreign net operating loss carryforwards have an unlimited life. Approximately $2,660,000 of the Company's credit carryforwards relate to deductions for stock option exercises and, as a result, will be recorded as a benefit to additional paid-in capital when realized.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NET INCOME PER SHARE

Net income per share is calculated as follows:

Year Ended December 31,                                 2000             1999             1998
-----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net income                                            $68,148          $30,445          $20,203
-----------------------------------------------------------------------------------------------
Basic:
  Weighted-average common shares outstanding           43,043           40,932           40,978
-----------------------------------------------------------------------------------------------
  Net income per common share                         $  1.58          $   .74          $   .49
-----------------------------------------------------------------------------------------------
Diluted:
  Weighted-average common shares outstanding           43,043           40,932           40,978
  Effect of dilutive securities:
    Stock options                                       2,655            3,054            2,225
-----------------------------------------------------------------------------------------------
  Weighted-average common and common
   equivalent shares outstanding                       45,698           43,986           43,203
-----------------------------------------------------------------------------------------------
  Net income per common and common
   equivalent share                                   $  1.49          $   .69          $   .47
-----------------------------------------------------------------------------------------------

Stock options to purchase 877,342, 97,672, and 151,550 shares of common stock were outstanding during the years ended December 31, 2000, 1999, and 1998, respectively, but were not included in the calculation of diluted net income per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Although these stock options were antidilutive in 2000, 1999, and 1998, they may be dilutive in future years' calculations.

SEGMENT INFORMATION

The Company has one reportable segment that designs, develops, manufactures, and markets machine vision systems. Operating segments are determined based on the way that management organizes its business for making operating decisions and assessing performance.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEGMENT INFORMATION (CONTINUED)

During the years ended December 31, 2000, 1999, and 1998, one customer accounted for $25,805,000, $19,611,000, and $17,083,000, or 10%, 13%, and 14%,
respectively, of revenue.

The following table summarizes information about geographic areas (in thousands):

                                   United States         Japan               Other        Eliminations      Consolidated
------------------------------------------------------------------------------------------------------------------------

Year Ended December 31, 2000
------------------------------------------------------------------------------------------------------------------------
Revenue:
  Unaffiliated customers              $208,265          $ 42,461                                              $250,726
  Intercompany                          13,522                                              $(13,522)
Long-lived assets                       41,701             2,875           $ 15,537                             60,112

Year Ended December 31, 1999
------------------------------------------------------------------------------------------------------------------------
Revenue:
  Unaffiliated customers              $130,618          $ 21,507                                              $152,125
  Intercompany                          10,162                                              $(10,162)
Long-lived assets                       30,614             2,089           $  2,702                             35,405

Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------
Revenue:
  Unaffiliated customers              $104,321          $ 17,523                                              $121,844
  Intercompany                           5,493                                              $ (5,493)
Long-lived assets                       33,807             2,035           $  2,570                             38,412

Revenue is presented geographically based on the country in which the sale is recorded. Inventories are transferred to the Company's Japanese subsidiary at previously established transfer prices, resulting in intercompany revenue and receivables for the United States operation.

The Other column represents all long-lived assets in other countries, none of which were significant, and certain deposits that are included in "Other assets" on the Consolidated Balance Sheets.

Deferred tax assets recorded in foreign jurisdictions are not material compared to the Company's consolidated financial position, and therefore, are not presented.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACQUISITION OF KOMATSU LTD. MACHINE VISION BUSINESS

On March 31, 2000, the Company acquired selected assets of the machine vision business of Komatsu Ltd. for $11,200,000 in cash, with the potential for additional cash payments in 2002 of up to $8,000,000 depending upon certain performance criteria. The purchase price was allocated as follows: $297,000 to tangible equipment, to be depreciated in accordance with the Company's depreciation policy; $400,000 to workforce, to be amortized over two years; $2,462,000 to complete technology, to be amortized over five years; and $8,041,000 to goodwill, also to be amortized over five years. The contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill to be amortized over the remaining period of expected benefit.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of the acquired business have been included in the Company's consolidated results of operations since the date of the acquisition. The financial position and results of operations of the acquired business were not material compared to the Company's consolidated financial position and results of operations, and therefore, pro forma results are not presented.

ACQUISITION OF IMAGE INDUSTRIES, LTD.

On April 20, 2000, the Company acquired all of the outstanding shares of Image Industries, Ltd., a privately-held manufacturer of low-cost machine vision systems located in the United Kingdom. The purchase price of $2,706,000 included $876,000 in cash at closing, $878,000 in cash to be paid through 2002, and 17,619 shares of Cognex common stock, issued from treasury, with a fair value of $952,000. At December 31, 2000, $751,000 of the purchase price remained to be paid through 2002. The purchase price was allocated as follows: $671,000 to tangible net assets; $200,000 to workforce, to be amortized over five years; and $1,835,000 to goodwill, also to be amortized over five years.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of the acquired company have been included in the Company's consolidated results of operations since the date of the acquisition. The financial position and results of operations of the acquired company were not material compared to the Company's consolidated financial position and results of operations, and therefore, pro forma results are not presented.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACQUISITION OF HONEYWELL INTERNATIONAL INC.
WEB INSPECTION BUSINESS

On September 30, 2000, the Company acquired selected assets of the web inspection business of Honeywell International Inc. ("Honeywell") for $8,400,000 in cash. The Company paid an additional $1,600,000 at the closing that is contingent upon the achievement of certain performance criteria in 2002. There is the potential for an additional payment of up to $1,600,000 in 2002, also depending upon the achievement of certain performance criteria. As part of the agreement, the Company and Honeywell also formed an alliance in which the Company will provide its web inspection systems to Honeywell's customers in the pulp and paper industry worldwide. The purchase price was recorded as goodwill to be amortized over ten years. The contingent consideration will be recorded as additional goodwill in the period that the performance criteria are met and will be amortized over the remaining period of the expected benefit.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of the acquired business have been included in the Company's consolidated results of operations since the date of the acquisition. The financial position and results of operations of the acquired business were not material compared to the Company's consolidated financial position and results of operations, and therefore, pro forma results are not presented.

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

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

Cash paid for income taxes totaled $8,386,000 in 2000, $2,347,000 in 1999, and $10,710,000 in 1998.

Common stock received as payment for stock option exercises totaled $77,000 in 2000, $2,197,000 in 1999, and $50,000 in 1998.


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE (CONTINUED)

In 2000, the Company issued 17,619 shares of Cognex treasury stock, with a fair value of $952,000, in connection with the acquisition of Image Industries, Ltd.

In 2000, the Company retired certain fully-depreciated property, plant, and equipment totaling $4,664,000.

NEW PRONOUNCEMENTS

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 138, "Accounting for Certain Derivative Instruments" - An Amendment of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 138 shall be effective for all fiscal quarters of all fiscal years beginning June 15, 2000. The Company does not enter into significant derivative financial instruments, and therefore, does not expect SFAS No. 138 to have a material impact on its financial position and results of operations.


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF COGNEX CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cognex Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                                      PricewaterhouseCoopers LLP

Boston, Massachusetts
January 22, 2001


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                              Year Ended December 31,
                                                    2000              1999              1998              1997              1996
----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Income Statement Data:
Revenue                                           $250,726          $152,125          $121,844          $155,340          $122,843
Cost of revenue                                     63,820            45,221            37,296            42,273            38,855
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                       186,906           106,904            84,548           113,067            83,988
Research, development
 and engineering expenses                           33,341            27,536            24,535            22,311            19,294
Selling, general, and
 administrative expenses                            61,915            43,523            37,973            35,810            26,261
Amortization of goodwill                             1,964               265               127               170               140
Charge for acquired
 in-process technology                                                                   2,100             3,115
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                    89,686            35,580            19,813            51,661            38,293
Investment and other income                         10,532             7,300             7,489             6,665             5,404
----------------------------------------------------------------------------------------------------------------------------------
Income before provision
 for income taxes                                  100,218            42,880            27,302            58,326            43,697
Provision for income taxes                          32,070            12,435             7,099            17,790            13,328
----------------------------------------------------------------------------------------------------------------------------------
Net income                                        $ 68,148          $ 30,445          $ 20,203          $ 40,536          $ 30,369
----------------------------------------------------------------------------------------------------------------------------------
Basic net income per share                        $   1.58          $    .74          $    .49          $    .98          $    .75
----------------------------------------------------------------------------------------------------------------------------------
Diluted net income per share                      $   1.49          $    .69          $    .47          $    .91          $    .69
----------------------------------------------------------------------------------------------------------------------------------
Basic weighted-average
 common shares outstanding                          43,043            40,932            40,978            41,322            40,594
----------------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average
 common shares outstanding                          45,698            43,986            43,203            44,702            43,814
----------------------------------------------------------------------------------------------------------------------------------


                                                                   December 31,
(In thousands)                    2000              1999              1998              1997              1996
----------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Working capital               $167,913          $126,298          $101,971          $108,970          $ 97,265
  Total assets                   436,141           314,822           247,928           261,840           201,253
  Long-term debt                      --                --                --                --                --
  Stockholders' equity           383,949           276,624           222,875           236,142           182,689


                                           Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

QUARTER ENDED                                   APRIL 2,          JULY 2,            OCTOBER 1,            DECEMBER 31,
                                                  2000             2000                 2000                   2000
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Revenue                                      $     54,495     $     62,187          $     67,960          $     66,084
Gross profit                                       40,577           46,027                50,558                49,744
Operating income                                   20,626           22,798                25,595                20,667
Net income                                         15,412           17,358                19,391                15,987
Basic net income per share                            .36              .40                   .45                   .37
Diluted net income per share                          .34              .38                   .42                   .36
Common stock prices:
  High                                            73.1250          67.5000               56.1875               40.0000
  Low                                             34.6875          46.7500               33.0000               16.1250



QUARTER ENDED                                   APRIL 2,          JULY 2,            OCTOBER 1,            DECEMBER 31,
                                                  1999             1999                 1999                   1999
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Revenue                                      $     27,485     $     35,271          $     41,046          $     48,323
Gross profit                                       18,757           24,329                29,097                34,721
Operating income                                    2,455            7,024                10,579                15,522
Net income                                          3,104            6,189                 8,966                12,186
Basic net income per share                            .08              .15                   .22                   .29
Diluted net income per share                          .07              .14                   .20                   .27
Common stock prices:
  High                                            28.3750          33.5000               35.8750               39.0625
  Low                                             19.0000          23.6250               28.5000               26.1250


Cognex Corporation 2000 Annual Report

COGNEX CORPORATION -
COMPANY INFORMATION

TRANSFER AGENT
Fleet National Bank c/o Boston EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040
Telephone (781) 575-3100

GENERAL COUNSEL
Hutchins, Wheeler & Dittmar - Boston, Massachusetts

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP - Boston, Massachusetts

FORM 10-K
A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA  01760

Additional copies of this annual report are also available, without charge, upon request to the above address.

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 12, 2001, there were approximately 15,000 registered and non-registered holders of the Company's common stock.

No dividends on the Company's common stock were paid during 2000 and 1999.


                                           Cognex Corporation 2000 Annual Report