Form 10-K, Exhibit 13
period 2002-12-31
COGNEX CORP
filed 2003-03-26
CIK 851205

                                                                      Exhibit 13


COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these forward-looking statements by the Company's use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," and similar words and other statements of a similar sense. These statements are based upon the Company's current expectations and estimates as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements, like any other forward-looking statements, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or implied by the forward-looking statements. Such risks and uncertainties include: (1) the effects of the general economic slowdown, including the worldwide slowdown in capital spending; (2) the cyclicality of the semiconductor and electronics industries; (3) the Company's continued ability to achieve significant international revenue; (4) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (5) the reliance upon certain sole source suppliers to manufacture or deliver critical components for the Company's products; (6) the inability to design and manufacture high-quality products; (7) the inability to attract or retain skilled employees; (8) the inability to forecast customer demand accurately; (9) the technological obsolescence of current products and the inability to develop new products; (10) the inability to protect the Company's proprietary technology and intellectual property; (11) the Company's involvement in time-consuming and costly litigation; (12) the inability to respond to competitive technology and pricing pressures; and (13) the inability to achieve expected results from acquisitions. The foregoing list should not be construed as exhaustive and the Company encourages readers to refer to the discussion of risk factors included in Part I - Item 1 of the Annual Report on Form 10-K. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to investments, accounts receivable, inventories, income taxes, derivative instruments, long-lived assets, warranty obligations, litigation, and other contingencies. Management bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or circumstances, resulting in charges that could be material in future reporting periods. The Company believes the following critical accounting policies require the use of significant estimates and judgments in the preparation of its consolidated financial statements.

INVESTMENTS
At December 31, 2002, the Company's cash equivalent and investment balances totaled $217,561,000, of which $209,634,000 consisted of municipal obligations. The remaining balance represented a limited partnership interest in Venrock Associates III, L.P., a venture capital fund with an investment focus on Information Technology and Health Care and Life Sciences. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. The partnership's performance is monitored by the Company to determine if the carrying value of the investment has been impaired.

The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $10,375,000 had been contributed as of December 31, 2002. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


During 2002, the Company reduced the carrying value of its investment in the limited partnership by $680,000, representing losses on the fund's investments and fund expenses that were not offset by investment gains. In addition, during the fourth quarter of 2002, based upon the estimated fair value of this investment, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment. At December 31, 2002, the carrying value of this investment had been reduced to $7,927,000.

The Company will continue to monitor the partnership's performance. The majority of the partnership's portfolio consists of investments in early stage, private companies characterized by a high degree of risk, volatility, and illiquidity. The task of identifying attractive venture capital investments and valuing them on an ongoing basis is difficult and involves many uncertainties. Valuations are performed by the General Partner and the Company relies primarily on this information to make its determination as to whether an other-than-temporary impairment in its interest in the partnership has occurred. Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the partnership and future impairment charges may be required.

ACCOUNTS RECEIVABLE
The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for doubtful accounts are estimated by management taking into account the length of time receivables have been outstanding, specific accounts determined to be at risk for collection, the risks associated with selling to smaller end-user customers, the economic conditions of the primary regions and industries sold to, as well as general economic conditions. An adverse change in any of these factors may result in the need for additional bad debt provisions.

INVENTORIES
Inventories are stated at the lower of cost or market. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions and records reserves to reduce inventories to their estimated net realizable value. The failure to accurately forecast demand, in terms of both volume and configuration, and adjust material requirement plans in a timely manner may lead to additional excess and obsolete inventory and future charges.

INCOME TAXES
As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the current tax liability, as well as assessing temporary differences arising from the different treatment of items for financial statement and tax purposes.

At December 31, 2002, the Company had net deferred tax assets of $26,577,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. The Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

Significant judgment is required in determining worldwide income tax expense based upon tax laws in the various jurisdictions in which the Company operates. The Company is subject to audits by various tax authorities, which may result in future charges or credits.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DERIVATIVE INSTRUMENTS
In certain instances, the Company enters into forward exchange contracts to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset the exchange rate losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation. As the terms of the forward exchange contract and underlying exposure are matched generally at inception, hedging effectiveness is calculated by comparing the change in fair value of the contract to the change in fair value of the underlying exposure. Ineffectiveness would be recognized immediately in current operations and may have a material impact on the Company's results of operations.

LONG-LIVED ASSETS
The Company has long-lived assets including property, plant, and equipment, as well as acquired goodwill and other intangible assets. These assets are susceptible to shortened estimated useful lives and changes in their fair values due to changes in their use, market or economic changes, or other events or circumstances. In addition, the fair value of goodwill is susceptible to changes in the fair value of the reporting units in which the goodwill resides, which are also reportable segments. The Company evaluates the potential impairment of its long-lived assets annually, as required, or whenever events or circumstances indicate their carrying value may not be recoverable. If events or circumstances occur which would require a significant reduction in the estimated useful lives of these assets or a significant decrease in fair value below their carrying values, an adjustment to the lives or carrying values would result in a charge to income in the period of determination.

WARRANTY OBLIGATIONS
The Company records the estimated cost of fulfilling product warranties at the time of sale based upon historical costs to fulfill warranty obligations. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers and third-party contract manufacturers, the Company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. An adverse change in any of these factors may result in the need for additional warranty provisions.

CONTINGENCIES
Estimated losses from contingencies are accrued by management based upon the likelihood of a loss and the ability to reasonably estimate the amount of the loss. Estimating potential losses, or even a range of losses, is difficult and involves a great deal of judgment. The Company relies primarily on assessments made by its internal and external legal counsel to make its determination as to whether a loss contingency arising from litigation should be recorded or disclosed. Should the resolution of a contingency result in a loss that the Company did not accrue because management did not believe that the loss was probable or capable of being reasonably estimated, then this loss would result in a charge to income in the period the contingency was resolved.

SUMMARY

The Company's results in 2002 continued to be impacted by a slowdown in capital spending by manufacturers worldwide, resulting in a 19% decrease in revenue from 2001. Sales to original equipment manufacturer (OEM) customers, who incorporate Cognex machine vision systems into the capital equipment they manufacture and sell to their customers, primarily in the semiconductor and electronics industries, decreased 39% from 2001. Likewise, sales to end-user customers, who purchase Cognex machine vision systems and install them directly on their production lines, decreased 3% from the prior year.

The Company continued to reduce its cost structure during 2002 to more closely align expenses to the lower level of customer demand. These actions, together with the sequential quarterly revenue growth in 2002, resulted in the Company reporting an operating profit in the fourth quarter. The Company's financial position remained strong at December 31, 2002, with $386 million in total assets, $355 million in stockholders' equity, and $276 million in cash, cash equivalents, and investments.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table sets forth certain consolidated financial data as a percentage of revenue:


Year ended December 31,                                2002      2001      2000
-----------------------                                ----      ----      ----
Revenue                                                 100%      100%      100%
Cost of revenue                                          35        44        25
                                                       ----      ----      ----
Gross margin                                             65        56        75
Research, development, and engineering expenses          22        21        13
Selling, general, and administrative expenses            51        44        25
Amortization of goodwill                                 --         2         1
Charge for intangible asset impairment                   --         8        --
                                                       ----      ----      ----
Operating income (loss)                                  (8)      (19)       36
Nonoperating income                                       1         8         4
                                                       ----      ----      ----
Income (loss) before taxes                               (7)      (11)       40
Income tax provision (benefit)                           (2)       (3)       13
                                                       ----      ----      ----
Net income (loss)                                        (5)%      (8)%      27%
                                                       ====      ====      ====


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001
The Company operates in two reportable segments: the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD). MVSD designs, develops, manufactures, and markets modular vision systems that are used to control the manufacturing of discrete items by locating, identifying, inspecting, and measuring them during the manufacturing process. SISD designs, develops, manufactures, and markets surface inspection vision systems that are used to inspect surfaces of materials that are processed in a continuous fashion to ensure there are no flaws or defects in the surfaces.

REVENUE
Revenue for the year ended December 31, 2002 decreased 19% to $114,107,000 from $140,729,000 for the year ended December 31, 2001. During 2002, the Company's results continued to be negatively impacted by a worldwide slowdown in capital spending, primarily by manufacturers in the semiconductor and electronics industries. Sales to OEM customers, most of whom make capital equipment used by manufacturers in these industries, decreased $23,993,000, or 39%, from the prior year. Sales to end-user customers also decreased from the prior year by $2,629,000, or 3%, primarily due to lower demand from customers who make electronic products. Sales to end-user customers represented 67% of total revenue in 2002 compared to 56% in 2001. Geographically, revenue decreased from the prior year in all of the Company's major regions, but most significantly in Japan where many of the Company's OEM customers are located.

Product revenue for the year ended December 31, 2002 decreased 19% to $96,202,000 from $119,288,000 for the year ended December 31, 2001. The decrease in product revenue was primarily due to a lower volume of machine vision systems sold to customers in the semiconductor and electronics industries. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, decreased 16% to $17,905,000 from $21,441,000 due principally to lower revenue generated by maintenance and support programs that are sold bundled with product offerings. Service revenue accounted for 16% of total revenue in 2002 compared to 15% in 2001.

MVSD revenue for the year ended December 31, 2002 decreased 23% to $90,358,000 from $117,074,000 for the year ended December 31, 2001. The decrease in MVSD revenue was primarily due to a lower volume of systems sold to customers in the semiconductor and electronics industries. SISD revenue totaled $23,749,000 and was slightly higher than the prior year, as the markets served by SISD, such as the paper and metals industries, were not as severely impacted by the worldwide slowdown in capital spending. SISD revenue represented 21% of total revenue in 2002 compared to 17% in 2001.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROSS MARGIN
Gross margin as a percentage of revenue was 65% for 2002 compared to 56% for 2001. In 2001, the Company recorded a $16,615,000 charge in "Cost of product revenue" for excess inventories, inventory purchase commitments, and the impairment of complete technology. During 2002, the Company recorded benefits to "Cost of product revenue" amounting to $2,684,000 from the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments, both of which had been reserved in 2001. Excluding these items, gross margin as a percentage of revenue was 63% for 2002 compared to 68% for 2001. The decrease in gross margin, adjusted for these charges and credits, was primarily due to the impact of the lower sales volume, as well as a greater percentage of revenue from the sale of services and surface inspection systems, both of which have lower margins than modular vision systems.

Product gross margin as a percentage of revenue, excluding the unusual items described above, was 68% for 2002 compared to 72% for 2001. The decrease in product margin was primarily due to unfavorable absorption of manufacturing overhead due to the decreased sales volume, as well as the shift in product mix to lower-margin surface inspection systems. Service gross margin as a percentage of revenue was 37% for 2002 compared to 43% for 2001. Many of the Company's products are sold with bundled maintenance and support programs for which the revenue is recognized over the program period. The declining volume of product sales for the past two years has resulted in lower service revenue derived from these maintenance and support programs. Although the Company has reduced its cost structure over the past two years to more closely align expenses to the lower sales volume, the decline in service revenue was much greater than the expense reductions made by the Company.

MVSD gross margin as a percentage of revenue, excluding the unusual items described above, was 67% for 2002 compared to 73% for 2001. The decrease in MVSD margin was primarily due to the impact of the declining sales volume, as well as lower service margins resulting from lower maintenance and support revenue. SISD gross margin as a percentage of revenue was 45% for 2002 compared to 42% for 2001. The increase in SISD margin was due principally to product cost improvements and higher service revenue.

OPERATING EXPENSES
Research, development, and engineering expenses for the year ended December 31, 2002 decreased 15% to $25,630,000 from $30,094,000 for the year ended December 31, 2001. MVSD R,D&E expenses decreased $4,333,000, or 16%, from the prior year primarily due to cost reduction initiatives that began in 2001 and continued in 2002, including headcount reductions in both 2001 and 2002 and tight control over discretionary spending. SISD R,D&E expenses were relatively flat with the prior year.

Selling, general, and administrative expenses for the year ended December 31, 2002 decreased 6% to $58,026,000 from $61,590,000 for the year ended December 31, 2001. MVSD S,G&A expenses decreased $4,428,000, or 10%, from the prior year, while SISD S,G&A expenses increased $705,000, or 11%, from 2001. Corporate expenses that are not allocated to a division were relatively flat with the prior year. The decrease in MVSD expenses was primarily due to headcount reductions and lower discretionary spending. The increase in SISD expenses resulted from higher spending in sales and marketing undertaken to increase sales opportunities and grow market share.

Effective January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

NONOPERATING INCOME
Investment income for the year ended December 31, 2002 decreased 21% to $8,693,000 from $10,980,000 for the year ended December 31, 2001. This decrease was due to lower average interest rates on the Company's portfolio of debt securities, as well as a lower average invested balance as a result of using $26,425,000 in cash to repurchase common stock in 2002. In addition, during 2002, the Company reduced the carrying value of its investment in a limited partnership by $680,000, representing losses on the fund's investments and fund expenses that were not offset by investment gains.

During the fourth quarter of 2002, based upon the estimated fair value of the Company's investment in a limited partnership, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment. In addition, during 2002, the Company recorded losses from the sale of equity securities totaling $6,184,000.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Other income for the year ended December 31, 2002 decreased 33% to $463,000 from $689,000 for the year ended December 31, 2001. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters. A greater portion of the Company's space available for lease was unoccupied in 2002.

INCOME TAXES
The Company's effective tax rate for 2002 and 2001 was a benefit of 27% and 29%, respectively. The benefit reflects the Company's significant tax-exempt investment income and future reductions in taxes payable relating to net operating loss carryforwards in various jurisdictions. These benefits are offset by investments in the Company's foreign operations that are taxed at rates different from those in the United States and the impairment charge related to the Company's investment in a limited partnership, for which no tax benefit was provided.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

INVENTORY AND INTANGIBLE ASSET IMPAIRMENT CHARGES
Throughout 2001, the Company's results were negatively impacted by a worldwide slowdown in capital equipment spending by manufacturers in the semiconductor and electronics industries, as well as a weakened global economy. During the fourth quarter of 2001, a number of factors indicated that the business slowdown would be both longer and more severe than the Company had previously anticipated, and the Company's revenue plan for 2002 was lowered accordingly. Most notable among these factors were the continued decline in order rates across a variety of industries and product lines, as well as information obtained during the fourth quarter of 2001 from the Company's OEM customers regarding their high inventory positions and low consumption rates of Cognex products. These factors indicated that the Company's OEM revenue would be significantly lower than expected for the next several quarters. Additionally, when a business recovery did occur, these customers would most likely transition from their current inventory of Cognex legacy products to newer Cognex platforms, as they leverage their engineering resources during the business slowdown to develop next-generation capital equipment. These OEM product transitions, as well as the lower level of demand principally from OEM customers, resulted in a $16,300,000 charge for excess inventories and purchase commitments in the fourth quarter of 2001 that is included in "Cost of product revenue."

Also as a result of the significant adverse change in the business climate determined in the fourth quarter of 2001 described above, the Company evaluated the possible impairment of its intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These analyses resulted in impairment charges based upon the difference between the carrying value and the estimated fair value of certain acquisition-related intangible assets. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The resulting analyses yielded a $10,932,000 impairment charge related to goodwill arising primarily from the acquisitions in 2000 of the machine vision businesses of Komatsu Ltd. and Honeywell International Inc. The analyses also resulted in a $315,000 charge, included in "Cost of product revenue," related to the impairment of complete technology acquired primarily from Komatsu Ltd. These charges impacted both the MVSD and SISD segments.

REVENUE
Revenue for the year ended December 31, 2001 decreased 44% to $140,729,000 from $250,726,000 for the year ended December 31, 2000. During 2001, the Company's results were negatively impacted by a worldwide slowdown in capital spending by manufacturers in the semiconductor and electronics industries. Sales to OEM customers, most of whom make capital equipment used by manufacturers in these industries, decreased $95,439,000, or 61%, from the prior year. Sales to end-user customers also decreased from the prior year by $14,558,000, or 16%, primarily due to lower demand from customers who make electronic products. Although end-user sales decreased in total from 2000, revenue from customers outside the semiconductor and electronics industries, such as the automotive and paper industries, increased $10,219,000, or 20%, from the prior year due principally to higher sales of the Company's In-Sight and SmartView products. Both product lines were introduced in early 2000 and are targeted to the end-user market. Sales to end-user customers represented 56% of total revenue in 2001 compared to 37% in 2000. Geographically, revenue decreased from the prior year in all of the Company's worldwide regions, but most significantly in Japan where many of the Company's OEM customers are located.

Product revenue for the year ended December 31, 2001 decreased 47% to $119,288,000 from $227,079,000 for the year ended December 31, 2000. The decrease in product revenue was primarily due to a lower volume of machine vision systems sold to customers in the semiconductor

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and electronics industries. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, decreased 9% to $21,441,000 from $23,647,000 due principally to lower demand for consulting services. Many of the Company's products that were sold during 2000 included bundled maintenance and support programs for which a portion of the revenue was recognized in 2001 over the program period. As a result, service revenue did not decrease as dramatically as product revenue and it increased as a percentage of total revenue. Service revenue accounted for 15% of total revenue in 2001 compared to 9% in 2000.

MVSD revenue for the year ended December 31, 2001 decreased 49% to $117,074,000 from $231,471,000 for the year ended December 31, 2000. The decrease in MVSD revenue was primarily due to a lower volume of systems sold to customers in the semiconductor and electronics industries. SISD revenue increased 23% to $23,655,000 from $19,255,000 due principally to a higher volume of SmartView systems sold to customers in the paper and metals industries. SISD revenue represented 17% of total revenue in 2001 compared to 8% in 2000.

GROSS MARGIN
Gross margin as a percentage of revenue was 56% for 2001 compared to 75% for 2000. The inventory and intangible asset impairment charges recorded in "Cost of product revenue" of $16,615,000 accounted for twelve percentage points of the decrease in the gross margin from 2000. The remaining seven percentage-point decrease was primarily due to the impact of the lower sales volume over a base of fixed manufacturing costs, as well as a greater percentage of total revenue from the sale of services and surface inspection systems, both of which have lower margins than modular vision systems.

Product gross margin as a percentage of revenue, excluding the inventory and intangible asset impairment charges, was 72% for 2001 compared to 78% for 2000. The decrease in product margin was primarily due to unfavorable absorption of manufacturing overhead due to a decreased volume of sales and the shift in product mix to lower-margin surface inspection systems. Service gross margin as a percentage of revenue was 43% for 2001 compared to 40% for 2000. The increase in service margin was due principally to lower service costs resulting from the cost-containment measures implemented in 2001. These measures included salary freezes and reductions, the elimination of all company bonuses, mandatory shutdowns, a reduction in discretionary spending, and a reduction in workforce.

MVSD gross margin as a percentage of revenue, excluding the inventory and intangible asset impairment charges, was 73% for 2001 compared to 77% for 2000. The decrease in MVSD margin was primarily due to the impact of the lower sales volume over a base of fixed manufacturing costs. SISD gross margin as a percentage of revenue was 42% for 2001 compared to 44% for 2000. The decrease in SISD margin was due principally to higher service costs required to grow the worldwide support organization.

OPERATING EXPENSES
Research, development, and engineering expenses for the year ended December 31, 2001 decreased 10% to $30,094,000 from $33,341,000 for the year ended December 31, 2000. MVSD R,D&E expenses decreased $3,163,000, or 10%, from the prior year and SISD R,D&E expenses decreased $84,000, or 3%, from 2000. The decrease in MVSD and SISD expenses was primarily due to the cost-containment measures implemented in 2001, as previously discussed.

Selling, general, and administrative expenses for the year ended December 31, 2001 decreased 1% to $61,590,000 from $61,915,000 for the year ended December 31, 2000. MVSD S,G&A expenses decreased $2,500,000, or 5%, from the prior year, while SISD S,G&A expenses increased $406,000, or 7%, from 2000. Corporate expenses that are not allocated to a division increased $1,769,000, or 21%, from the prior year. The decrease in MVSD expenses was primarily due to the cost-containment measures implemented in 2001, as previously discussed. The increase in SISD expenses was due principally to higher sales and marketing costs required to grow the worldwide sales organization and market the Company's SmartView product line, which was introduced in 2000. The increase in unallocated corporate expenses was primarily due to higher legal costs associated with patent infringement lawsuits initiated by the Company to protect its intellectual property.

Amortization of goodwill for the year ended December 31, 2001 totaled $3,108,000 compared to $1,964,000 for the year ended December 31, 2000, representing an increase of $1,144,000. Goodwill amortization at MVSD increased $499,000 due to the full impact in 2001 of the goodwill arising from the Komatsu Ltd. and Image Industries Ltd. acquisitions in early 2000. Goodwill amortization at SISD increased $645,000 due to the full impact in 2001 of the goodwill arising from the Honeywell International Inc. acquisition in late 2000.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NONOPERATING INCOME
Investment income for the year ended December 31, 2001 increased 16% to $10,980,000 from $9,494,000 for the year ended December 31, 2000. The increase in investment income was due primarily to a higher average invested balance in 2001.

Other income for the year ended December 31, 2001 decreased 34% to $689,000 from $1,038,000 for the year ended December 31, 2000. Other income consists primarily of rental income, net of related expenses, from leasing the building adjacent to the Company's corporate headquarters. A portion of the Company's space available for lease was unoccupied in 2001.

INCOME TAXES
The Company's effective tax rate for 2001 was a benefit of 29% compared to a provision of 32% in 2000. The benefit reflects the Company's significant tax-exempt investment income, future reductions in taxes payable relating to net operating loss carryforwards in various jurisdictions, continued investments in the Company's foreign operations, and certain of the goodwill impairment charges recognized during the year, which are not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company's cash, cash equivalent, and investment balances totaled $275,985,000, representing 78% of stockholders' equity. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity. The Company's cash requirements during the year ended December 31, 2002 were met with positive cash flow from operations, as well as the proceeds from the maturity and sale of investments and the issuance of common stock under stock option and stock purchase plans. Cash requirements consisted of operating activities, capital expenditures, and the repurchase of common stock at a cost of $26,425,000. Capital expenditures in 2002 totaled $2,227,000 and consisted principally of expenditures for computer hardware and software.

On March 31, 2000, the Company acquired selected assets of the machine vision business of Komatsu Ltd. for $11,200,000 in cash, with the potential for an additional cash payment in 2002 of up to $8,000,000 depending upon certain performance criteria. The measurement period for the performance criteria ended March 31, 2002, and the Company did not make any additional payments.

On April 20, 2000, the Company acquired all of the outstanding shares of Image Industries, Ltd. for $2,706,000. The purchase price included $1,754,000 in cash payments. During 2002, the Company made a final cash payment of $349,000.

On September 30, 2000, the Company acquired selected assets of the web inspection business of Honeywell International Inc. for $8,400,000 in cash. The Company paid an additional $1,600,000 at the closing that was contingent upon the achievement of certain performance criteria in 2001. The measurement period for the performance criteria ended December 31, 2001, resulting in a refund of $996,000 from Honeywell. The remaining $604,000 was expensed during 2002.

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $10,375,000 had been contributed as of December 31, 2002, including $3,250,000 during 2002. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2001, the Company did not repurchase any shares under this program. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including the market value of the Company's common stock and the average return on the Company's invested balances.

The Company believes that its existing cash, cash equivalents, and investments balances will be sufficient to meet its planned operating, investing, and financing activities in 2003, which consist primarily of working capital and capital expenditure requirements, as well as any strategic initiatives in 2003, including its stock repurchase program and potential business or asset acquisitions.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEW PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies the disclosure, recognition, and measurement requirements related to certain guarantees. The provisions related to recognizing a liability at the inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivative instruments. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of Interpretation No. 45 to have a material impact on its financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. Issue No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company has not yet determined the impact of adopting Issue No. 00-21 on its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

The Company faces exposure to adverse movements in foreign currency exchange rates, as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the U.S. Dollar, primarily the Japanese Yen and Euro Dollar. These exposures may change over time as business practices evolve. The Company evaluates its foreign currency exposures on an ongoing basis and makes adjustments to its foreign currency risk management program as circumstances change.

In certain instances, the Company enters into forward exchange contracts to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset the exchange rate losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation. The success of the Company's foreign currency risk management program depends upon forecasts of transaction activity denominated in various foreign currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated foreign currency gains or losses that could have a material impact on the Company's results of operations.

The Company enters into forward exchange contracts to hedge the foreign currency exposure of its net investments in certain of its European subsidiaries. Forward exchange contracts to exchange a total of 51,244,300 Euro Dollars for U.S. Dollars at a weighted-average settlement price of 1.0150 Euro/USD, with terms ranging from two to five years, were outstanding at December 31, 2002. The Company also enters into forward exchange contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between the United States parent and its foreign subsidiaries. Forward exchange contracts to exchange 430,000,000 Japanese Yen for U.S. Dollars at a settlement price of
119.20 Yen/USD, contracts to exchange 230,000,000 Japanese Yen for Euro Dollars at a settlement price of 123.10 Yen/Euro, and contracts to exchange 5,800,000 Euro Dollars for U.S. Dollars at a settlement price of 1.0316 Euro/USD, all with terms ranging from three to six months, were outstanding at December 31, 2002.

While the contract amounts of derivative instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to changes in foreign currency exchange rates. Because the terms of the forward exchange contract and underlying exposure are matched generally at inception, movements in foreign currency exchange rates would not expose the Company to significant losses in earnings or cash flows.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTEREST RATE RISK

The Company's investment portfolio includes municipal obligations of state and local government entities. Municipal obligations with original maturities greater than three months are stated at amortized cost, which approximates fair value, and are categorized as available-for-sale. At December 31, 2002, the amortized cost basis of the Company's municipal obligations amounted to $209,634,000, with principal amounts totaling $205,910,000, maturities that do not exceed three years, and a yield to maturity of 3.34%.

Given the relatively short maturities and investment-grade quality of the Company's portfolio of municipal obligations at December 31, 2002, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table (dollars in thousands) presents hypothetical changes in the fair value of the Company's portfolio of municipal obligations at December 31, 2002 arising from selected potential changes in interest rates. Fair value represents the market value of the principal plus accrued interest.

                           Valuation of securities given       No change       Valuation of securities given
Type of security             an interest rate decrease     in interest rates     an interest rate increase
----------------           -----------------------------   -----------------   -----------------------------
                             (100 BP)         (50 BP)                            50 BP              100 BP
                             --------         -------                            -----              ------
Municipal obligations        $229,124        $227,819          $226,518         $225,244           $223,972

A 50 basis point (BP) movement in the Federal Funds Rate has occurred in 13 of the last 48 quarters. There has not been a 100 BP movement in the Federal Funds Rate in any of the last 48 quarters.

OTHER MARKET RISKS

The Company's investment portfolio also includes a limited partnership interest in Venrock Associates III, L.P., a venture capital fund with an investment focus on Information Technology and Health Care and Life Sciences. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. The partnership's performance is monitored by the Company to determine if the carrying value of the investment has been impaired.

The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $10,375,000 had been contributed as of December 31, 2002. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

During 2002, the Company reduced the carrying value of its investment in the limited partnership by $680,000, representing losses on the fund's investments and fund expenses that were not offset by investment gains. In addition, during the fourth quarter of 2002, based upon the estimated fair value of this investment, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment. At December 31, 2002, the carrying value of this investment had been reduced to $7,927,000.

The Company will continue to monitor the partnership's performance. The majority of the partnership's portfolio consists of investments in early state, private companies characterized by a high degree of risk, volatility, and illiquidity. The task of identifying attractive venture capital investments and valuing them on an ongoing basis is difficult and involves many uncertainties. Valuations are performed by the General Partner and the Company relies primarily on this information to make its determination as to whether an other-than-temporary impairment in its interest in the partnership has occurred. Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the partnership and future impairment charges may be required.

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)


Year Ended December 31,                                                 2002           2001           2000
-----------------------                                               ---------      ---------      ---------

Revenue
  Product                                                             $  96,202      $ 119,288      $ 227,079
  Service                                                                17,905         21,441         23,647
                                                                      ---------      ---------      ---------
                                                                        114,107        140,729        250,726
Cost of revenue
  Product                                                                28,499         50,170         49,509
  Service                                                                11,360         12,175         14,311
                                                                      ---------      ---------      ---------
                                                                         39,859         62,345         63,820
Gross margin
  Product                                                                67,703         69,118        177,570
  Service                                                                 6,545          9,266          9,336
                                                                      ---------      ---------      ---------
                                                                         74,248         78,384        186,906
Research, development, and engineering expenses                          25,630         30,094         33,341
Selling, general, and administrative expenses                            58,026         61,590         61,915
Amortization of goodwill                                                     --          3,108          1,964
Charge for intangible asset impairment                                       --         10,932             --
                                                                      ---------      ---------      ---------
Operating income (loss)                                                  (9,408)       (27,340)        89,686
Investment income                                                         8,693         10,980          9,494
Loss on sale of equity securities and impairment
    of investment in limited partnership                                 (7,952)            --             --
Other income                                                                463            689          1,038
                                                                      ---------      ---------      ---------
Income (loss) before taxes                                               (8,204)       (15,671)       100,218
Income tax provision (benefit)                                           (2,177)        (4,544)        32,070
                                                                      ---------      ---------      ---------
Net income (loss)                                                     $  (6,027)     $ (11,127)     $  68,148
                                                                      =========      =========      =========

Net income (loss) per common and common equivalent share:
    Basic                                                             $   (0.14)     $   (0.25)     $    1.58
                                                                      =========      =========      =========
    Diluted                                                           $   (0.14)     $   (0.25)     $    1.49
                                                                      =========      =========      =========

Weighted-average common and common equivalent shares outstanding:
    Basic                                                                43,503         43,639         43,043
                                                                      =========      =========      =========
    Diluted                                                              43,503         43,639         45,698
                                                                      =========      =========      =========






The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION: CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)


December 31,                                                                                    2002            2001
------------                                                                                 ----------      ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                                  $   60,864      $   31,660
  Short-term investments                                                                         75,769          78,513
  Accounts receivable, less reserves of $2,207 and $2,080 in 2002 and 2001, respectively         18,981          17,064
  Inventories, net                                                                               18,952          23,078
  Deferred income taxes                                                                           9,969          12,175
  Prepaid expenses and other current assets                                                       9,256          10,082
                                                                                             ----------      ----------
    Total current assets                                                                        193,791         172,572
Long-term investments                                                                           139,352         182,542
Property, plant, and equipment, net                                                              27,405          31,213
Deferred income taxes                                                                            16,608          12,001
Intangible assets, net                                                                              919           1,654
Goodwill, net                                                                                     3,742           3,268
Other assets                                                                                      3,686           3,654
                                                                                             ----------      ----------
                                                                                             $  385,503      $  406,904
                                                                                             ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                           $    6,910      $    4,356
  Accrued expenses                                                                               16,558          18,486
  Customer deposits                                                                               3,659           2,943
  Deferred revenue                                                                                3,856           3,075
                                                                                             ----------      ----------
    Total current liabilities                                                                    30,983          28,860
Commitments (Notes 4, 9, and 10)
Stockholders' equity:
  Common stock, $.002 par value -
    Authorized: 140,000 shares, issued: 46,877 and 46,289 shares
     in 2002 and 2001, respectively                                                                  94              93
  Additional paid-in capital                                                                    184,595         173,675
  Treasury stock, at cost, 4,249 and 2,390 shares in 2002 and 2001, respectively                (72,311)        (43,419)
  Retained earnings                                                                             248,010         254,037
  Accumulated other comprehensive loss                                                           (5,868)         (6,342)
                                                                                             ----------      ----------
    Total stockholders' equity                                                                  354,520         378,044
                                                                                             ----------      ----------
                                                                                             $  385,503      $  406,904
                                                                                             ==========      ==========




The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


Year Ended December 31,                                                           2002            2001            2000
-----------------------                                                        ----------      ----------      ----------
Cash flows from operating activities:
  Net income (loss)                                                            $   (6,027)     $  (11,127)     $   68,148
  Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
    Depreciation of property, plant, and equipment                                  6,534           6,953           6,991
    Amortization of intangible assets                                                 543           4,161           2,883
    Amortization of investments                                                     2,447           2,430           2,119
    Tax benefit from exercise of stock options                                      3,450           3,745          23,300
    Deferred income tax benefit                                                    (2,196)         (7,843)           (533)
    Loss on sale of equity securities                                               6,184              --              --
    Impairment and net losses on investment in limited partnership                  2,448              --              --
    Charge for excess inventory                                                        --          16,300              --
    Charge for intangible asset impairment                                             --          11,247              --
  Changes in current assets and current liabilities:
    Accounts receivable                                                              (348)         27,824         (18,811)
    Inventories                                                                     5,010         (12,893)        (17,902)
    Accounts payable                                                                  395          (5,487)          5,850
    Accrued expenses                                                               (4,375)        (11,565)          5,039
    Other current assets and current liabilities                                    1,979          (3,118)           (305)
  Other operating activities                                                          402             243            (355)
                                                                               ----------      ----------      ----------
  Net cash provided by operating activities                                        16,446          20,870          76,424
                                                                               ----------      ----------      ----------
Cash flows from investing activities:
  Purchase of investments                                                         (97,723)       (139,863)       (134,838)
  Maturity and sale of investments                                                139,353         106,310          67,119
  Purchase of property, plant, and equipment                                       (2,227)         (4,455)         (7,755)
  Long-term deposit                                                                    --              --          (1,700)
  Cash paid for business and technology acquisitions, net of cash acquired           (349)           (361)        (22,240)
                                                                               ----------      ----------      ----------
  Net cash provided by (used in) investing activities                              39,054         (38,369)        (99,414)
                                                                               ----------      ----------      ----------
Cash flows from financing activities:
  Issuance of common stock under stock option and stock purchase plans              5,004           4,637          17,920
  Repurchase of common stock                                                      (26,425)             --              --
                                                                               ----------      ----------      ----------
  Net cash provided by (used in) financing activities                             (21,421)          4,637          17,920
                                                                               ----------      ----------      ----------
Effect of exchange rate changes on cash                                            (4,875)          1,597            (670)
                                                                               ----------      ----------      ----------
Net increase (decrease) in cash and cash equivalents                               29,204         (11,265)         (5,740)
Cash and cash equivalents at beginning of year                                     31,660          42,925          48,665
                                                                               ----------      ----------      ----------
Cash and cash equivalents at end of year                                       $   60,864      $   31,660      $   42,925
                                                                               ==========      ==========      ==========




The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands)


                                                                                                                Common Stock
                                                                                                            --------------------
                                                                                                            Shares     Par Value
                                                                                                            -------    ---------
Balance at December 31, 1999                                                                                 44,220     $    88
  Issuance of common stock under stock option and stock purchase plans                                        1,568           4
  Tax benefit from exercise of stock options                                                                     --          --
  Common stock received for payment of stock option exercises                                                    --          --
  Acquisition of Image Industries, Ltd.                                                                          --          --
  Comprehensive income:
    Net income                                                                                                   --          --
    Unrealized loss on investments, net of tax of $978                                                           --          --
    Gains on foreign intercompany loans, net of losses on forward exchange contracts, net of tax of $53          --          --
    Foreign currency translation adjustment                                                                      --          --
    Comprehensive income
                                                                                                            -------     -------
Balance at December 31, 2000                                                                                 45,788     $    92
                                                                                                            -------     -------
  Issuance of common stock under stock option and stock purchase plans                                          501           1
  Tax benefit from exercise of stock options                                                                     --          --
  Common stock received for payment of stock option exercises                                                    --          --
  Comprehensive loss:
    Net loss                                                                                                     --          --
    Unrealized loss on investments, net of tax of $1,807                                                         --          --
    Gains on foreign intercompany loans, net of losses on forward exchange contracts, net of tax of $64          --          --
    Foreign currency translation adjustment                                                                      --          --
    Comprehensive loss
                                                                                                            -------     -------
Balance at December 31, 2001                                                                                 46,289     $    93
                                                                                                            -------     -------
  Issuance of common stock under stock option and stock purchase plans                                          588           1
  Tax benefit from exercise of stock options                                                                     --          --
  Repurchase of common stock                                                                                     --          --
  Common stock received for payment of stock option exercises                                                    --          --
  Comprehensive loss:
    Net loss                                                                                                     --          --
    Recognition of accumulated losses on equity securities in current operations, net of tax of $2,506           --          --
    Losses on foreign intercompany loans, net of gains on forward exchange contracts, net of tax of $21          --          --
    Foreign currency translation adjustment                                                                      --          --
    Comprehensive loss
                                                                                                            -------     -------
Balance at December 31, 2002                                                                                 46,877     $    94
                                                                                                             ======     =======



The accompanying notes are an integral part of these consolidated financial statements.

                                                              Accumulated
Additional            Treasury Stock                                Other                               Total
   Paid-in     -------------------------       Retained     Comprehensive     Comprehensive     Stockholders'
   Capital         Shares           Cost       Earnings     Income (Loss)     Income (Loss)            Equity
----------     ----------     ----------     ----------     -------------     -------------     -------------
$  122,522          2,381     $  (43,550)    $  197,016        $      548                          $  276,624
    17,993             --             --             --                --                --            17,997
    23,300             --             --             --                --                --            23,300
        --              2            (77)            --                --                --               (77)
        --            (18)           952             --                --                --               952


        --             --             --         68,148                --        $   68,148            68,148
        --             --             --             --            (1,664)           (1,664)           (1,664)
        --             --             --             --                90                90                90
        --             --             --             --            (1,421)           (1,421)           (1,421)
                                                                                 ----------
                                                                                 $   65,153
----------     ----------     ----------     ----------        ----------        ----------        ----------
$  163,815          2,365     $  (42,675)    $  265,164        $   (2,447)                         $  383,949
----------     ----------     ----------     ----------        ----------                          ----------
     6,115             --             --             --                --                --             6,116
     3,745             --             --             --                --                --             3,745
        --             25           (744)            --                --                --              (744)


        --             --             --        (11,127)               --        $  (11,127)          (11,127)
        --             --             --             --            (3,076)           (3,076)           (3,076)
        --             --             --             --               109               109               109
        --             --             --             --              (928)             (928)             (928)
                                                                                 ----------
                                                                                 $  (15,022)
----------     ----------     ----------     ----------        ----------        ----------        ----------
$  173,675          2,390     $  (43,419)    $  254,037        $   (6,342)                         $  378,044
----------     ----------     ----------     ----------        ----------                          ----------
     7,470             --             --             --                --                --             7,471
     3,450             --             --             --                --                --             3,450
        --          1,768        (26,425)            --                --                --           (26,425)
        --             91         (2,467)            --                --                --            (2,467)


        --             --             --         (6,027)               --        $   (6,027)           (6,027)
        --             --             --             --             4,269             4,269             4,269
        --             --             --             --               (35)              (35)              (35)
        --             --             --             --            (3,760)           (3,760)           (3,760)
                                                                                 ----------
                                                                                 $   (5,553)
----------     ----------     ----------     ----------        ----------        ----------        ----------
$  184,595          4,249     $  (72,311)    $  248,010        $   (5,868)                         $  354,520
==========     ==========     ==========     ==========        ==========                          ==========

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of significant accounting policies described below.

NATURE OF OPERATIONS
Cognex Corporation (the Company) designs, develops, manufactures, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

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

Debt securities with original maturities greater than three months are stated at amortized cost, which approximates fair value, and are categorized as available-for-sale. It is the Company's policy to invest in debt securities with maturities that do not exceed three years. Equity securities are stated at fair value based upon prices quoted on public stock exchanges and are also categorized as available-for-sale. Temporary changes in unrealized gains or losses on equity securities, net of tax, are recorded as other comprehensive income (loss). The Company's investment in a limited partnership is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. Fair value of the Company's limited partnership interest is estimated based upon valuations of the partnership's investments performed by the General Partner. The Company evaluates its investments for potential impairment when an investment has experienced a decline in fair value. If the decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in current operations.

ACCOUNTS RECEIVABLE
The Company establishes reserves against its accounts receivable for potential credit losses when it determines receivables are at risk for collection based upon the length of time the receivables are outstanding, as well as various other criteria. Receivables are written off against these reserves in the period they are determined to be uncollectible.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first in, first out (FIFO) method. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions and records reserves to reduce inventories to their net realizable value.

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

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



INTANGIBLE ASSETS
Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from two to ten years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable. At the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset based upon the estimated future undiscounted cash flows. If an impairment exists, the Company measures the amount of such impairment based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

GOODWILL
Goodwill is stated at cost. As of January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and performed the transitional goodwill impairment test for each reporting unit. The Company evaluates the possible impairment of goodwill annually each fourth quarter, and whenever events or circumstances indicate the carrying value of the goodwill may not be recoverable. The Company evaluates the potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value is less than the carrying value, the Company measures the amount of such impairment by comparing the implied fair value of the goodwill to its carrying value.

WARRANTY OBLIGATIONS
The Company warrants its hardware products to be free from defects in material and workmanship for periods ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer's contract. Estimated warranty obligations are evaluated and recorded at the time of sale based upon historical costs to fulfill warranty obligations.

REVENUE RECOGNITION
The Company's revenue is derived primarily from two sources: (1) product sales to both original equipment manufacturer (OEM) customers, who incorporate the Company's product into their product for resale, and end-user customers, and (2) service revenue derived principally from providing maintenance and support, education, consulting, and installation services to both OEM and end-user customers.

The Company recognizes revenue from product sales upon shipment if a signed customer contract or purchase order exists, the fee is fixed or determinable, and collection of the resulting receivable is probable. If a contract or purchase order contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education, consulting, and installation services is recognized as the related services are performed.

Amounts billed to customers related to shipping and handling, as well as reimbursements received from customers for out-of-pocket expenses, are classified as revenue.

RESEARCH AND DEVELOPMENT
Research and development costs for internally-developed products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The Company determines technological feasibility at the time the product reaches beta in its stage of development. Historically, the time incurred between beta and general release to customers has been short, and therefore, the costs have been insignificant. As a result, the Company has not capitalized software costs associated with internally-developed products.

The cost of acquired software is capitalized for products determined to have reached technological feasibility; otherwise the cost is expensed. Capitalized software costs are amortized using the straight-line method over the economic life of the product, which is typically three to five years.

INCOME TAXES
The Company accounts for income taxes under the liability method. Under this method, a deferred tax asset or liability is determined based upon the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NET INCOME (LOSS) PER SHARE
Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. All potential dilutive common shares are excluded from the computation of net loss per share because they are antidilutive. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on available-for-sale equity securities, and gains and losses on foreign intercompany loans and their associated forward exchange contracts.

CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and trade receivables. The Company primarily invests in municipal obligations of state and local government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities of its debt securities that maintain safety and liquidity. The Company has not experienced any significant realized losses on its debt securities.

A significant portion of the Company's sales and receivables are from customers who are either in or who serve the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

DERIVATIVE INSTRUMENTS
The Company has adopted the accounting and disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

In certain instances, the Company enters into forward exchange contracts to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset the exchange rate losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation. Hedges of underlying exposures are designated and documented at the inception of the hedge and are evaluated for effectiveness monthly. As the terms of the forward exchange contract and underlying exposure are matched generally at inception, hedging effectiveness is calculated by comparing the change in fair value of the contract to the change in fair value of the underlying exposure. Based upon year-end exchange rates, the Company estimates the aggregate contract value of the forward exchange contracts to be representative of the fair value of these instruments.

STOCK-BASED COMPENSATION PLANS
The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 2002, 2001, and 2000.

Net income (loss) and net income (loss) per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows (in thousands, except per share amounts):


Year Ended December 31,                                      2002            2001            2000
-----------------------                                   ----------      ----------      ----------
Net income (loss), as reported                            $   (6,027)     $  (11,127)     $   68,148
Less: Total stock-based compensation costs determined
  under fair value based method, net of tax                  (17,235)        (17,698)         (9,557)
                                                          ----------      ----------      ----------
Net income (loss), pro forma                              $  (23,262)     $  (28,825)     $   58,591
                                                          ==========      ==========      ==========

Basic net income (loss) per share, as reported            $    (0.14)     $    (0.25)     $     1.58
Basic net income (loss) per share, pro forma              $    (0.53)     $    (0.66)     $     1.36

Diluted net income (loss) per share, as reported          $    (0.14)     $    (0.25)     $     1.49
Diluted net income (loss) per share, pro forma            $    (0.53)     $    (0.66)     $     1.34

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: a risk-free interest rate of 3.5%, 4.5%, and 6.1%; an expected life of 2.9, 2.7, and 3.1 years; an expected volatility of 57%, 62%, and 60%; and no expected dividends.

NOTE 2: NEW PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies the disclosure, recognition, and measurement requirements related to certain guarantees. The provisions related to recognizing a liability at the inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivative instruments. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of Interpretation No. 45 to have a material impact on its financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. Issue No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company has not yet determined the impact of adopting Issue No. 00-21 on its consolidated financial statements.

NOTE 3: FOREIGN CURRENCY RISK MANAGEMENT

The Company enters into forward exchange contracts to hedge the foreign currency exposure of its net investments in certain of its European subsidiaries. These contracts, which relate primarily to the Euro Dollar, generally have a term of two to five years. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. Gains and losses on forward exchange contracts that qualify for hedge accounting are recognized as other comprehensive income (loss), along with the associated losses and gains on the net investments. For the year ended December 31, 2002, the Company recorded a net exchange rate loss of $35,000 in other comprehensive income (loss) on the net investments and associated forward exchange contracts, compared to net exchange rate gains of $109,000 and $90,000 for the years ended December 31, 2001 and 2000, respectively.

The Company enters into forward exchange contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between the United States parent and its foreign subsidiaries. These contracts, which relate primarily to the Japanese Yen and Euro Dollar, generally have a term of three to six months. Gains and losses on forward exchange contracts that do not qualify for hedge accounting are recognized in current operations, along with the associated losses and gains on the intercompany transactions. For the year ended December 31, 2002, the Company recorded a net exchange rate gain of $433,000 in current operations on the intercompany transactions and associated forward exchange contracts, compared to a net exchange rate loss of $154,000 and a net exchange rate gain of $3,000 for the years ended December 31, 2001 and 2000, respectively.

In addition to the intercompany transactions and associated forward exchange contracts described in the preceding paragraph, the Company enters into other transactions denominated in foreign currencies for which the exchange rate gains or losses are included in current operations. The Company recorded a net exchange rate gain of $350,000 in 2002, a net exchange rate loss of $328,000 in 2001, and a net exchange rate gain of $99,000 in 2000, representing the total net exchange rate gains or losses that are recognized in current operations.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 4: CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash, cash equivalents, and investments consist of the following (in thousands):


December 31,                                            2002           2001
------------                                         ----------     ----------
Cash                                                 $   58,424     $   19,808
Municipal obligations                                     2,440         11,852
                                                     ----------     ----------
   Total cash and cash equivalents                       60,864         31,660
                                                     ==========     ==========
Municipal obligations                                    75,769         78,513
                                                     ----------     ----------
   Total short-term investments                          75,769         78,513
                                                     ==========     ==========
Municipal obligations                                   131,425        169,730
Equity securities                                            --          5,687
Investment in limited partnership                         7,927          7,125
                                                     ----------     ----------
   Total long-term investments                          139,352        182,542
                                                     ==========     ==========
                                                     $  275,985     $  292,715
                                                     ==========     ==========

The Company recorded gross realized gains on the sale of municipal obligations totaling $1,112,000 in 2002, $521,000 in 2001, and $149,000 in 2000. The Company
recorded gross realized losses on the sale of municipal obligations totaling $25,000 in 2002 and $50,000 in 2001. There were no gross realized losses from the sale of municipal obligations recorded in 2000. During 2002, the Company sold equity securities with a cost basis of $12,461,000 and recorded realized losses of $6,184,000 on these transactions. The Company no longer holds any equity investments.

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $10,375,000 and $7,125,000 had been contributed as of December 31, 2002 and 2001, respectively. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

During 2002, the Company reduced the carrying value of its investment in the limited partnership by $680,000, representing losses on the fund's investments and fund expenses that were not offset by investment gains. In addition, during the fourth quarter of 2002, based upon the estimated fair value of this investment, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment. At December 31, 2002, the carrying value of this investment had been reduced to $7,927,000.


NOTE 5: INVENTORIES

Inventories, net, consist of the following (in thousands):

December 31,                                          2002           2001
------------                                       ----------     ----------
Raw materials                                      $   12,530     $   16,108
Work-in-process                                         4,068          4,162
Finished goods                                          2,354          2,808
                                                   ----------     ----------
                                                   $   18,952     $   23,078
                                                   ==========     ==========

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



In the fourth quarter of 2001, the Company recorded a $16,300,000 charge in "Cost of product revenue" on the Consolidated Statements of Operations for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. A total of $12,500,000 of this charge represented reserves against existing inventories and was accordingly included in "Inventories" on the Consolidated Balance Sheet at December 31, 2001. The remaining $3,800,000 of the charge represented commitments to purchase excess components and systems from various suppliers and accordingly was included in "Accrued expenses" on the Consolidated Balance Sheet at December 31, 2001.

The following table summarizes the changes in the inventory-related reserves established in the fourth quarter of 2001 (in thousands):


                                                                                      Statement of
                                                              Balance Sheet            Operations
                                                        -------------------------     ------------
                                                                          Accrued
                                                        Inventories      Expenses        Benefits
                                                        -----------      --------        --------
Initial charge in the fourth quarter of 2001               $ 12,500      $  3,800        $     --
Inventory sold to customers                                  (1,790)           --           1,790
Settlement of purchase commitments                            1,506        (2,400)            894
                                                           --------      --------        --------
Reserve balance at December 31, 2002                       $ 12,216      $  1,400
                                                           ========      ========

Benefits to cost of product revenue recorded in 2002                                     $  2,684
                                                                                         ========

The Company is in the process of negotiating with vendors for the settlement of the remaining purchase commitments, which may result in a recovery of a portion of the remaining $1,400,000 accrued at December 31, 2002.

NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (in thousands):

December 31,                                                2002          2001
------------                                            --------      --------
Land                                                    $  3,051      $  3,051
Buildings                                                 17,571        17,571
Building improvements                                      4,079         4,130
Computer hardware and software                            31,116        33,868
Furniture and fixtures                                     3,672         3,509
Leasehold improvements                                     2,056         1,967
                                                        --------      --------
                                                          61,545        64,096
Less: accumulated depreciation                           (34,140)      (32,883)
                                                        --------      --------
                                                        $ 27,405      $ 31,213
                                                        ========      ========


Buildings include property held for lease with a cost basis of $4,950,000 at December 31, 2002 and 2001 and accumulated depreciation of $952,000 and $825,000 at December 31, 2002 and 2001, respectively.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7: INTANGIBLE ASSETS

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. In accordance with this statement, the Company reassessed the classification of its goodwill and other intangible assets. This analysis, which was completed during the first quarter of 2002, resulted in the reclassification of $133,000 of workforce to goodwill. Also in accordance with this statement, the Company reassessed the useful lives of its amortized intangible assets and determined the lives were appropriate.

Amortized intangible assets consist of the following (in thousands):

                                                Gross                        Net
                                             Carrying    Accumulated    Carrying
                                                Value   Amortization       Value
                                             --------   ------------    --------

DECEMBER 31, 2002
  Complete technology                        $  4,708       $  3,789    $    919
  Noncompete agreements                           793            793          --
                                             --------       --------    --------
                                             $  5,501       $  4,582    $    919
                                             ========       ========    ========

December 31, 2001
  Complete technology                        $  4,708       $  3,331    $  1,377
  Noncompete agreements                           852            708         144
  Workforce                                       200             67         133
                                             --------       --------    --------
                                             $  5,760       $  4,106    $  1,654
                                             ========       ========    ========

Aggregate amortization expense for the years ended December 31, 2002, 2001, and 2000 was $543,000, $1,053,000, and $919,000, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows (in thousands):

Year ended December 31,                                                 Amount
-----------------------                                                 ------
2003                                                                    $  409
2004                                                                       409
2005                                                                       101
2006                                                                         -
2007                                                                         -
                                                                        ------
                                                                        $  919
                                                                        ======

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These analyses resulted in an impairment charge based upon the difference between the carrying value and the estimated fair value of certain acquisition-related intangible assets. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The result was a $315,000 charge, included in "Cost of product revenue" on the Consolidated Statements of Operations, related to the impairment of complete technology primarily acquired from Komatsu Ltd.


NOTE 8: GOODWILL

In accordance with the adoption of Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, the Company has identified two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The changes in the carrying value of goodwill are as follows (in thousands):


                                                 MVSD      SISD    Consolidated
                                               ------    ------    ------------
Balance at December 31, 2001                   $1,355    $1,913          $3,268
Reclassification of workforce                     133        --             133
Foreign exchange rate changes                      --       341             341
                                               ------    ------          ------
Balance at December 31, 2002                   $1,488    $2,254          $3,742
                                               ======    ======          ======

As of January 1, 2002, the Company ceased the amortization of goodwill in accordance with SFAS No. 142. During the first quarter of 2002, the Company performed the transitional goodwill impairment test for each reporting unit and during the fourth quarter of 2002, the Company performed the annual goodwill impairment test for each reporting unit. Both analyses resulted in a fair value of each reporting unit that exceeded its carrying value, and therefore, the goodwill in each reporting unit was determined not to be impaired.

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets, including goodwill, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This analysis resulted in an impairment charge based upon the difference between the carrying value and the estimated fair value of certain acquisition-related intangible assets. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The result was a $10,932,000 impairment charge related to goodwill arising primarily from the acquisitions in 2000 of the machine vision businesses of Komatsu Ltd. and Honeywell International Inc.

Reported net income (loss) and net income (loss) per basic and diluted share adjusted to exclude amortization of goodwill for the years ended December 31, 2001 and 2000 are as follows (in thousands, except per share amounts):


                                             Net     Net Income       Net Income
                                          Income     (Loss) per       (Loss) per
                                          (Loss)    Basic Share    Diluted Share
                                        --------    -----------    -------------
Year ended December 31, 2001
  Reported results                      $(11,127)      $  (.25)         $  (.25)
  Goodwill amortization, net of tax        2,274           .05              .05
                                        --------       -------          -------
  Adjusted results                      $ (8,853)      $  (.20)         $  (.20)
                                        ========       =======          =======

Year ended December 31, 2000
  Reported results                      $ 68,148       $  1.58          $  1.49
  Goodwill amortization, net of tax        1,310           .03              .03
                                        --------       -------          -------
  Adjusted results                      $ 69,458       $  1.61          $  1.52
                                        ========       =======          =======

NOTE 9: ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):


December 31,                                                  2002         2001
------------                                              --------     --------
Salaries, commissions, and payroll taxes                  $  3,097     $  2,564
Professional fees                                            2,737        2,440
Income taxes                                                 1,738        2,099
Vacation                                                     1,586        1,845
Warranty obligation                                          1,523        2,007
Purchase commitments                                         1,400        3,800
Other                                                        4,477        3,731
                                                          --------     --------
                                                          $ 16,558     $ 18,486
                                                          ========     ========

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




The changes in the warranty obligation are as follows (in thousands):

Balance at December 31, 2001                                           $ 2,007
Provisions for warranties issued                                           943
Fulfillment of warranty obligations                                     (1,565)
Foreign exchange rate changes                                              138
                                                                       -------
Balance at December 31, 2002                                           $ 1,523
                                                                       =======

NOTE 10: LEASES

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2014 and are accounted for as operating leases. Annual rental expense totaled $4,536,000 in 2002, $4,673,000 in 2001, and $3,717,000 in 2000. Future minimum rental payments under these agreements are as follows at December 31, 2002 (in thousands):


Year ended December 31,                                                Amount
-----------------------                                               -------
2003                                                                  $ 3,759
2004                                                                    2,255
2005                                                                    1,560
2006                                                                      216
2007                                                                      191
Thereafter                                                                462
                                                                      -------
                                                                      $ 8,443
                                                                      =======

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2004. Annual rental income totaled $1,224,000 in 2002, $1,426,000 in 2001, and $1,755,000 in 2000. Rental
income and related expenses are included in "Other income" on the Consolidated Statements of Operations. Future minimum rental receipts under non-cancelable lease agreements are $1,137,000 in 2003 and $218,000 in 2004.

NOTE 11: STOCKHOLDERS' EQUITY

PREFERRED STOCK
The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

STOCK REPURCHASE PROGRAMS
On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2001, the Company did not repurchase any shares under this program. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000.

STOCK OPTION PLANS
At December 31, 2002, the Company had 8,789,699 shares available for grant under the following stock option plans: the 1998 Director Plan, 74,000; the 1998 Stock Incentive Plan, 815,699; the 2001 Interim General Stock Incentive Plan, 400,000; and the 2001 General Stock Option Plan, 7,500,000.

The 2001 General Stock Option Plan was adopted by the Board of Directors on December 11, 2001 without stockholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 7,500,000 shares. All option grants must have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. No stock options have been issued under the 2001 General Stock Option Plan.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The 2001 Interim General Stock Incentive Plan was adopted by the Board of Directors on July 17, 2001 without stockholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 400,000 shares. All option grants must have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. No stock options have been issued under the 2001 Interim General Stock Incentive Plan.

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

On November 27, 2000, employees forfeited 652,280 stock options. The Company committed to grant those employees the same number of options approximately seven months later having exercise prices equal to the then fair market value with similar terms and conditions. On June 8, 2001, the Company granted 583,580 options at the then fair market value to those same employees. The number of options granted on June 8, 2001 was less than the original amount forfeited due to employee terminations.

Stock options generally vest over four years and generally expire no later than ten years from the date of grant.

The following table summarizes the status of the Company's stock option plans at December 31, 2002, 2001, and 2000, and changes during the years then ended (in thousands, except per share amounts):



                                               2002                           2001                         2000
                                     ------------------------      ------------------------      ------------------------
                                                    WEIGHTED-                     Weighted-                     Weighted-
                                                      AVERAGE                       Average                       Average
                                     SHARES    EXERCISE PRICE      Shares    Exercise Price      Shares    Exercise Price
                                     ------    --------------      ------    --------------      ------    --------------
Outstanding at
  beginning of year                   9,529            $22.31       8,014            $21.04       8,047            $16.09
Granted at fair market value          2,211             21.38       2,630             25.28       2,985             35.65
Granted above fair market value          --                --          --                --          60             59.10
Exercised                              (550)            12.56        (467)            10.10      (1,622)            10.78
Forfeited                              (809)            25.26        (648)            27.54      (1,456)            36.58
                                     ------                        ------                        ------
Outstanding at end of year           10,381             22.40       9,529             22.31       8,014             21.04
                                     ======                        ======                        ======
Options exercisable at year-end       4,156             19.01       2,842             15.93       1,913             13.05
Weighted-average grant-date
  fair value of options granted
  during the year at fair
  market value                       $ 8.39                        $10.34                        $15.60
Weighted-average grant-date
  fair value of options granted
  during the year above
  fair market value                      --                            --                        $20.39

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about stock options outstanding at December 31, 2002 (in thousands, except per share amounts):


                                              Options Outstanding                     Options Exercisable
                                ----------------------------------------------   ----------------------------
                                                    Weighted-
                                                      Average
                                                    Remaining        Weighted-                      Weighted-
Range of                             Number       Contractual          Average        Number          Average
Exercise Prices                 Outstanding   Life (in years)   Exercise Price   Exercisable   Exercise Price
---------------                 -----------   ---------------   --------------   -----------   --------------
$  1.00 - 15.72                       2,099               5.3          $ 11.12         1,590          $ 10.28
  15.88 - 18.13                       1,850               7.8            17.20           797            16.52
  18.19 - 25.60                       3,577               8.7            22.71           818            23.61
  25.70 - 30.81                       1,930               8.3            28.93           678            28.70
  30.86 - 44.44                         435               7.4            35.86           210            36.09
  45.41 - 59.69                         490              11.3            50.38            63            49.78
                                    -------                                          -------
                                     10,381               7.9            22.40         4,156            19.01
                                    =======                                          =======

EMPLOYEE STOCK PURCHASE PLAN
Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. The maximum number of shares of common stock available for issuance under the ESPP is 250,000 shares. Effective January 1, 2001 and each January 1st thereafter during the term of the ESPP, 250,000 shares of common stock will always be available for issuance. Shares purchased under the ESPP totaled 38,105 in 2002, 34,004 in 2001, and 22,638 in 2000. The weighted-average fair value of shares purchased under the ESPP was $5.73 in 2002, $7.73 in 2001, and $17.22 in 2000.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 2002, 2001, and 2000, respectively: a weighted-average risk-free interest rate of 1.5%, 2.9%, and 5.9%; an expected life of six months; an expected volatility of 57%, 62%, and 60%; and no expected dividends.

NOTE 12: EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $869,000 in 2002, $1,004,000 in 2001, and $844,000 in 2000. Cognex stock is not an investment alternative, nor are Company contributions made in the form of Cognex stock.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 13: INCOME TAXES

Domestic income before taxes was $3,422,000 and $3,068,000 and foreign loss before taxes was $11,626,000 and $18,739,000 for the years ended December 31, 2002 and 2001, respectively. Foreign income (loss) before taxes was not significant for the year ended December 31, 2000.

The provision (benefit) for income taxes consists of the following (in thousands):


Year Ended December 31,                       2002          2001          2000
-----------------------                   --------      --------      --------
Current:
  Federal                                 $ (1,930)     $  3,742      $ 29,335
  State                                         48          (319)        1,467
  Foreign                                    1,040           536         3,793
                                          --------      --------      --------
                                              (842)        3,959        34,595
Deferred:
  Federal                                      524        (7,093)       (2,301)
  State                                        (51)          822         1,279
  Foreign                                   (1,808)       (2,232)       (1,503)
                                          --------      --------      --------
                                            (1,335)       (8,503)       (2,525)
                                          --------      --------      --------
                                          $ (2,177)     $ (4,544)     $ 32,070
                                          ========      ========      ========

A reconciliation of the United States federal statutory corporate tax to the Company's effective tax is as follows (in thousands):


Year Ended December 31,                                          2002          2001          2000
-----------------------                                      --------      --------      --------
Income tax provision (benefit) at federal statutory rate     $ (2,871)     $ (5,485)     $ 35,076
State income taxes, net of federal benefit                         67            38         1,782
Tax-exempt investment income                                   (2,992)       (3,656)       (3,241)
Federal export incentive                                         (385)           --        (4,447)
Foreign tax rate differential                                   2,934         1,933         2,088
Goodwill amortization and impairment charges                      846         2,382           161
Other                                                             224           244           651
                                                             --------      --------      --------
Provision (benefit) for income taxes                         $ (2,177)     $ (4,544)     $ 32,070
                                                             ========      ========      ========

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Deferred tax assets consist of the following (in thousands):


December 31,                                                 2002         2001
------------                                             --------     --------
Current deferred tax assets:
  Inventory and revenue related                          $  7,929     $  9,453
  Bonus, commission, and other compensation                   334          429
  Other                                                     1,706        2,293
                                                         --------     --------
Total net current deferred tax asset                     $  9,969     $ 12,175
                                                         ========     ========

Noncurrent deferred tax assets (liabilities):
  Federal and state tax credit carryforwards             $  4,473     $  5,389
  Foreign net operating loss carryforwards                  4,523        3,420
  Acquired complete technology and other intangibles        3,528        3,645
  Federal and state capital loss carryforwards              1,979           --
  Acquired in-process technology                            1,135        1,250
  Depreciation                                                435          477
  Unrealized investment gains (losses)                         95       (2,362)
  Other                                                       440          182
                                                         --------     --------
Total net noncurrent deferred tax asset                  $ 16,608     $ 12,001
                                                         ========     ========

At December 31, 2002, the Company had federal research and experimentation tax credit carryforwards of approximately $2,251,000, which may be available to offset future federal income tax liabilities and will expire in 2021. The Company also had approximately $989,000 of alternative minimum tax credits and approximately $400,000 of foreign tax credits, which may be available to offset future regular income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will expire in 2007. In addition, the Company had approximately $833,000 of state research and experimentation tax credit and investment tax credit carryforwards, which will begin to expire in 2005.

At December 31, 2002, the Company's foreign subsidiaries had net operating loss carryforwards of approximately $29,700,000, of which $2,700,000, representing a tax benefit of $1,149,000, will expire in 2006. The remaining balance of $27,000,000, representing a tax benefit of $3,374,000, has an unlimited life.

 For the year ended December 31, 2002, the Company had a federal net operating loss of approximately $10,300,000, which will be carried back against $3,605,000 of taxes previously paid. This amount is included in "Accrued expenses" on the Consolidated Balance Sheet at December 31, 2002.

 The Company did not establish valuation allowances against its deferred tax assets at December 31, 2002 and 2001. The Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 14: NET INCOME (LOSS) PER SHARE

Net income (loss) per share is calculated as follows (in thousands, except per share amounts):


Year Ended December 31,                                                    2002          2001          2000
-----------------------                                                --------      --------      --------
Net income (loss)                                                      $ (6,027)     $(11,127)     $ 68,148
                                                                       ========      ========      ========
Basic:
  Weighted-average common shares outstanding                             43,503        43,639        43,043
                                                                       ========      ========      ========
  Net income (loss) per common share                                   $  (0.14)     $  (0.25)     $   1.58
                                                                       ========      ========      ========
Diluted:
  Weighted-average common shares outstanding                             43,503        43,639        43,043
  Effect of dilutive stock options                                           --            --         2,655
                                                                       --------      --------      --------
  Weighted-average common and common equivalent shares outstanding       43,503        43,639        45,698
                                                                       ========      ========      ========
  Net income (loss) per common and common equivalent share             $  (0.14)     $  (0.25)     $   1.49
                                                                       ========      ========      ========

Stock options to purchase 6,347,233, 3,066,622, and 877,342 shares of common stock were outstanding during the years ended December 31, 2002, 2001, and 2000, respectively, but were not included in the calculation of diluted net income
(loss) per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Additionally, stock options to purchase 939,961 and 1,615,524 shares of common stock were not included in the calculation of diluted net loss per share for the years ended December 31, 2002 and 2001, respectively, because they were antidilutive. Although these stock options were antidilutive in 2002, 2001, and 2000, they may be dilutive in future years' calculations.

NOTE 15: SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: the Modular Vision Systems Division
(MVSD) and the Surface Inspections Systems Division (SISD). MVSD designs, develops, manufactures, and markets modular vision systems that are used to control the manufacturing of discrete items by locating, identifying, inspecting, and measuring them during the manufacturing process. SISD designs, develops, manufactures, and markets surface inspection vision systems that are used to inspect surfaces of materials that are processed in a continuous fashion to ensure there are no flaws or defects in the surfaces. Segments are determined based upon the way that management organizes its business for making operating decisions and assessing performance. The Company evaluates segment performance based upon income or loss from operations, excluding unusual items.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following table summarizes information about the Company's segments (in thousands):

                                                                                     Reconciling
                                                             MVSD           SISD           Items     Consolidated
                                                        ---------      ---------     -----------     ------------
YEAR ENDED DECEMBER 31, 2002
  Product revenue                                       $  78,270      $  17,932              --        $  96,202
  Service revenue                                          12,088          5,817              --           17,905
  Depreciation and amortization                             6,487            388       $     202            7,077
  Operating income (loss)                                  (3,181)         1,369          (7,596)          (9,408)
Year Ended December 31, 2001
  Product revenue                                       $ 100,188      $  19,100              --        $ 119,288
  Service revenue                                          16,886          4,555              --           21,441
  Depreciation and amortization                             9,247          1,644       $     223           11,114
  Inventory and intangible asset impairment charges            --             --          27,547           27,547
  Operating income (loss)                                  10,189            138         (37,667)         (27,340)
Year Ended December 31, 2000
  Product revenue                                       $ 212,610      $  14,469              --        $ 227,079
  Service revenue                                          18,861          4,786              --           23,647
  Depreciation and amortization                             8,243          1,324       $     307            9,874
  Operating income (loss)                                  98,352           (315)         (8,351)          89,686

Reconciling items consist of inventory and intangible asset impairment charges, $21,892,000 of which related to the MVSD segment and $5,655,000 of which related to the SISD segment in 2001, as well as the benefit from the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments, which relate to the MVSD segment in 2002. These items are not included in the segment's operating income (loss) for the purpose of making operating decisions and assessing performance. Reconciling items also consist of unallocated corporate expenses, which primarily include corporate headquarters costs and patent infringement litigation. Asset information by segment is not produced internally, and therefore is not presented.

One customer accounted for $25,805,000, or 10%, of revenue in 2000. No customer accounted for greater than 10% of revenue in 2002 or 2001.

The following table summarizes information about geographic areas (in thousands):

                                 United States      Japan    Ireland      Other   Consolidated
                                 -------------   --------   --------   --------   ------------
YEAR ENDED DECEMBER 31, 2002
  Product revenue                     $ 44,292   $ 14,355   $ 37,555         --       $ 96,202
  Service revenue                       13,263      2,119      2,523         --         17,905
  Long-lived assets                     28,891      3,077      2,744   $  1,040         35,752
Year Ended December 31, 2001
  Product revenue                     $ 75,124   $ 26,680   $ 17,484         --       $119,288
  Service revenue                       17,287      2,607      1,547         --         21,441
  Long-lived assets                     32,733      3,830      2,031   $  1,195         39,789
Year Ended December 31, 2000
  Product revenue                     $187,628   $ 39,451         --         --       $227,079
  Service revenue                       20,637      3,010         --         --         23,647
  Long-lived assets                     43,754      4,513   $ 10,463   $  1,382         60,112

Revenue is presented geographically based upon the country in which the sale is recorded. The "Other" column represents all long-lived assets in other countries, none of which were individually significant.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 16: ACQUISITIONS

ACQUISITION OF KOMATSU LTD. MACHINE VISION BUSINESS
On March 31, 2000, the Company acquired selected assets of the machine vision business of Komatsu Ltd. for $11,200,000 in cash, with the potential for an additional cash payment in 2002 of up to $8,000,000 depending upon certain performance criteria. The measurement period for the performance criteria ended March 31, 2002, and the Company did not make any additional payments.

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets in accordance with Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These analyses resulted in impairment charges based upon the difference between the carrying value and the estimated fair value of the intangible assets associated with the acquisition of the machine vision business of Komatsu Ltd. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The resulting analyses yielded a $5,550,000 impairment charge, of which $5,227,000 was allocated to the carrying value of goodwill and $50,000 was allocated to the carrying value of workforce, which reduced the carrying values of these assets to zero. The remaining $273,000 reduced the carrying value of complete technology.

ACQUISITION OF IMAGE INDUSTRIES, LTD.
On April 20, 2000, the Company acquired all of the outstanding shares of Image Industries Ltd., a privately-held manufacturer of low-cost machine vision systems located in the United Kingdom. The purchase price of $2,706,000 included $876,000 in cash at closing, $878,000 in cash to be paid through 2002, and 17,619 shares of Cognex common stock, issued from treasury, with a fair value of $952,000. During 2002, the Company made a final cash payment of $349,000.

ACQUISITION OF HONEYWELL INTERNATIONAL INC. WEB INSPECTION BUSINESS
On September 30, 2000, the Company acquired selected assets of the web inspection business of Honeywell International Inc. for $8,400,000 in cash. The Company paid an additional $1,600,000 at the closing that was contingent upon the achievement of certain performance criteria in 2001. The measurement period for the performance criteria ended December 31, 2001, resulting in a refund of $996,000 from Honeywell. The remaining $604,000 was expensed during 2002.

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets in accordance with Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These analyses resulted in impairment charges based upon the difference between the carrying value and the estimated fair value of the intangible assets associated with the acquisition of the web inspection business of Honeywell. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The resulting analyses yielded a $5,512,000 impairment charge that reduced the carrying value of goodwill.

NOTE 17: SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

Cash paid for income taxes totaled $1,180,000 in 2002, $6,741,000 in 2001, and $8,386,000 in 2000.

Common stock received as payment for stock option exercises totaled $2,467,000 in 2002, $744,000 in 2001, and $77,000 in 2000.

In 2000, the Company issued 17,619 shares of Cognex treasury stock, with a fair value of $952,000, in connection with the acquisition of Image Industries, Ltd.

The Company retired certain fully-depreciated property, plant, and equipment totaling $5,407,000 in 2002, $282,000 in 2001, and $4,664,000 in 2000.

COGNEX CORPORATION: REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cognex Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the Consolidated Financial Statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.







Boston, Massachusetts
January 24, 2003

COGNEX CORPORATION: FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share amounts)


Year Ended December 31,                                    2002           2001           2000          1999          1998
-----------------------                               ---------      ---------      ---------     ---------     ---------
STATEMENT OF OPERATIONS DATA:
  Revenue                                             $ 114,107      $ 140,729      $ 250,726     $ 152,125     $ 121,844
  Cost of revenue                                        39,859         62,345         63,820        45,221        37,296
                                                      ---------      ---------      ---------     ---------     ---------
  Gross margin                                           74,248         78,384        186,906       106,904        84,548
  Research, development, and engineering expenses        25,630         30,094         33,341        27,536        24,535
  Selling, general, and administrative expenses          58,026         61,590         61,915        43,523        37,973
  Amortization of goodwill                                   --          3,108          1,964           265           127
  Charge for acquired in-process technology                  --             --             --            --         2,100
  Charge for intangible asset impairment                     --         10,932             --            --            --
                                                      ---------      ---------      ---------     ---------     ---------
  Operating income (loss)                                (9,408)       (27,340)        89,686        35,580        19,813
  Nonoperating income                                     1,204         11,669         10,532         7,300         7,489
                                                      ---------      ---------      ---------     ---------     ---------
  Income (loss) before taxes                             (8,204)       (15,671)       100,218        42,880        27,302
  Income tax provision (benefit)                         (2,177)        (4,544)        32,070        12,435         7,099
                                                      ---------      ---------      ---------     ---------     ---------
  Net income (loss)                                   $  (6,027)     $ (11,127)     $  68,148     $  30,445     $  20,203
                                                      =========      =========      =========     =========     =========


  Basic net income (loss) per share                   $   (0.14)     $   (0.25)     $    1.58     $    0.74     $    0.49
                                                      =========      =========      =========     =========     =========
  Diluted net income (loss) per share                 $   (0.14)     $   (0.25)     $    1.49     $    0.69     $    0.47
                                                      =========      =========      =========     =========     =========
  Basic weighted-average
   common shares outstanding                             43,503         43,639         43,043        40,932        40,978
                                                      =========      =========      =========     =========     =========
  Diluted weighted-average
   common shares outstanding                             43,503         43,639         45,698        43,986        43,203
                                                      =========      =========      =========     =========     =========



December 31,                                               2002           2001           2000          1999          1998
------------                                          ---------      ---------      ---------     ---------     ---------
BALANCE SHEET DATA:
  Working capital                                     $ 162,808      $ 143,712      $ 167,913     $ 126,298     $ 101,971
  Total assets                                          385,503        406,904        436,141       314,822       247,928
  Long-term debt                                             --             --             --            --            --
  Stockholders' equity                                  354,520        378,044        383,949       276,624       222,875

COGNEX CORPORATION: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)


2002 QUARTER ENDED                        MARCH 31        JUNE 30    SEPTEMBER 29    DECEMBER 31
------------------                      ----------     ----------    ------------    -----------
Revenue                                 $   21,780     $   26,671      $   31,827     $   33,829
Gross margin                                13,215         17,443          20,762         22,828
Operating income (loss)                     (6,162)        (3,288)         (1,394)         1,436
Net income (loss)                           (2,520)        (4,712)            781            424
Basic net income (loss) per share            (0.06)         (0.11)           0.02           0.01
Diluted net income (loss) per share          (0.06)         (0.11)           0.02           0.01
Common stock prices:
  High                                       30.00          29.68           21.10          23.30
  Low                                        21.20          18.55           13.75          13.01

2001 Quarter Ended                         April 1         July 1    September 30    December 31
------------------                      ----------     ----------    ------------    -----------
Revenue                                 $   44,206     $   37,379      $   33,974     $   25,170
Gross margin                                31,414         25,128          22,904         (1,062)
Operating income (loss)                      4,017            254             380        (31,991)
Net income (loss)                            4,761          2,155           2,292        (20,335)
Basic net income (loss) per share             0.11           0.05            0.05          (0.46)
Diluted net income (loss) per share           0.11           0.05            0.05          (0.46)
Common stock prices:
  High                                       28.19          34.40           34.20          27.14
  Low                                        18.81          21.31           19.60          17.60

COGNEX CORPORATION: COMPANY INFORMATION

TRANSFER AGENT                               BOARD OF DIRECTORS                        OFFICERS
National City Bank
Corporate Trust Operations                   Robert J. Shillman                        Robert J. Shillman
3rd Floor, North Annex                       President, Chief Executive Officer,       President, Chief Executive Officer,
4100 West 150th Street                       and Chairman                              and Chairman
Cleveland, OH 44135-1385                     Cognex Corporation
Telephone: (216) 257-8663                                                              Patrick A. Alias
Toll free: (800) 622-6757                    Patrick A. Alias                          Executive Vice President
                                             Executive Vice President
                                             Cognex Corporation                        James F. Hoffmaster
GENERAL COUNSEL                                                                        Chief Operating Officer and
Goodwin Procter LLP                          Jerald G. Fishman                         President, MVSD
Boston, Massachusetts                        President and Chief Executive Officer
                                             Analog Devices, Inc.                      Richard A. Morin
                                                                                       Senior Vice President of Finance and
INDEPENDENT ACCOUNTANTS                      William A. Krivsky                        Administration, Chief Financial Officer,
PricewaterhouseCoopers LLP                   Principal                                 and Treasurer
Boston, Massachusetts                        Kellogg, Krivsky & Buttler, Inc.
                                                                                       John McGarry
                                             Anthony Sun                               Senior Vice President and General Manager,
FORM 10-K                                    Managing General Partner                  Portland Operations
A copy of the Annual Report on Form 10-K     Venrock Associates
filed with the Securities and Exchange                                                 William Silver
Commission is available to stockholders,     Reuben Wasserman                          Senior Vice President and
without charge, upon request to:             Business Consultant                       Chief Technology Officer, MVSD

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address.

The Company's common stock is traded on The NASDAQ Stock Market, under the sym-bol CGNX. As of February 21, 2003, there were approximately 15,000 holders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The Company has never declared or paid cash dividends on its common stock. Any future declaration and payment of cash dividends will be subject to the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, changes to tax legislation, and other factors deemed relevant by the Company's Board of Directors.