Form 10-K, Exhibit 13
period 2003-12-31
COGNEX CORP
filed 2004-03-12
CIK 851205

                                                                      EXHIBIT 13

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these forward-looking statements by the Company's use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," and similar words and other statements of a similar sense. These statements are based upon the Company's current estimates and expectations as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) global economic conditions that impact the capital spending trends of manufacturers in a variety of industries; (2) the cyclicality of the semiconductor and electronics industries; (3) the inability to achieve significant international revenue; (4) fluctuations in foreign exchange rates; (5) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (6) the reliance upon certain sole-source suppliers to manufacture and deliver critical components for the Company's products; (7) the inability to attract and retain skilled employees; (8) the inability to design and manufacture high-quality products; (9) inaccurate forecasts of customer demand; (10) the technological obsolescence of current products and the inability to develop new products; (11) the inability to protect the Company's proprietary technology and intellectual property; (12) the Company's involvement in time-consuming and costly litigation; (13) the impact of competitive pressures; and (14) the inability to achieve expected results from acquisitions. The foregoing list should not be construed as exhaustive and the Company encourages readers to refer to the detailed discussion of risk factors included in Part I - Item 1 of the Company's Annual Report on Form 10-K. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

EXECUTIVE OVERVIEW

Cognex Corporation (the Company) designs, develops, manufactures, and markets machine vision systems, or computers that can "see," which are used to automate a wide range of manufacturing processes where vision is required. The Company's Modular Vision Systems Division (MVSD) specializes in machine vision systems that are used to automate the manufacture of discrete items, while the Company's Surface Inspection Systems Division (SISD) specializes in machine vision systems that are used to inspect the surfaces of materials processed in a continuous fashion.

In addition to product revenue derived from the sale of machine vision systems, the Company also generates revenue by providing maintenance and support, education, consulting, and installation services to its customers. The Company has two primary types of customers: original equipment manufacturers (OEMs) and end users. OEM customers purchase Cognex machine vision systems and integrate them into the capital equipment that they manufacture and then sell to their customers, primarily companies in the semiconductor and electronics industries that either make computer chips or make printed circuit boards containing computer chips. End-user customers purchase Cognex machine vision systems and install them directly on their production lines to automate the manufacture of a wide range of items in a variety of industries.

Over the past few years, the Company has been successful in diversifying its business beyond OEM customers who primarily serve the semiconductor and electronics industries. These industries are highly cyclical, with periods of investment followed by temporary downturns, which have had a severe effect on demand for capital equipment that incorporates the Company's products. In 2000, a spike in demand from these semiconductor and electronics OEMs drove the Company's revenue up to $251 million. At the end of 2000, demand started to decline significantly, and the Company's results in 2001 and 2002 were negatively impacted by this slowdown. In 2003, demand from OEM customers rebounded from the deep downturn and sales to these customers increased 51% from 2002.

While the OEM business improved in 2003, the end-user business represents a potentially much larger market for machine vision and the Company believes that the end-user business will account for the majority of its total revenue in the future. Sales to end-user customers have increased from only 37% of revenue in 2000 to 62% of revenue in 2003. While the capital spending trends of the Company's end-user customers have also been negatively impacted by global economic conditions, the industries and applications of these customers are far more diversified than those of its OEM customers. Sales to end-user customers increased 22% from 2002.

The Company's total revenue from both OEM and end-user customers in 2003 increased 32% from the prior year to $150 million. During 2003, the Company continued to keep tight control over expenses and invested only in strategic areas that will help drive revenue growth, such as sales and marketing. The growth in revenue, along with expense control, resulted in the Company reporting an operating profit of 13% of revenue in 2003 compared to an operating loss of 9% of revenue in 2002.

The following table sets forth certain consolidated financial data as a percentage of revenue:

Year ended December 31,                  2003          2002         2001
                                         ----          ----         ----
Revenue                                  100%           100%        100%
Cost of revenue                           33             35          44
                                         ---            ---         ---
Gross margin                              67             65          56
Research, development, and
    engineering expenses                  17             23          21
Selling, general, and
    administrative expenses               37             51          44
Amortization of goodwill                  --             --           2
Charge for intangible asset impairment    --             --           8
                                         ---            ---         ---
Operating income (loss)                   13             (9)        (19)
Nonoperating income                        3              2           8
                                         ---            ---         ---
Income (loss) before taxes                16             (7)        (11)
Income tax provision (benefit)             5             (2)         (3)
                                         ---            ---         ---
Net income (loss)                         11%            (5)%        (8)%
                                         ===            ===         ===

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

REVENUE

Revenue for the year ended December 31, 2003 increased 32% to $150,092,000 from $114,107,000 for the year ended December 31, 2002. During the year, the Company experienced an increase in demand as its business rebounded from a slowdown in capital spending by manufacturers worldwide. Sales to OEM customers, most of whom make capital equipment used in the semiconductor and electronics industries, increased $19,076,000, or 51%, from the prior year. Sales to end-user customers increased from the prior year by $16,909,000, or 22%, due to higher demand from customers across a variety of industries. Sales to end-user customers continued to comprise the majority of the Company's revenue despite the rebound in the OEM business, representing 62% of total revenue in 2003 compared to 67% in 2002. Geographically, revenue increased from the prior year in all of the Company's major regions, but most significantly in Japan, where many of the Company's OEM customers are located.

Product revenue for the year ended December 31, 2003 increased 36% to $130,670,000 from $96,202,000 for the year ended December 31, 2002. The increase in product revenue was due to a higher volume of machine vision systems sold to customers in the semiconductor, electronics, automotive, paper, metals, and other industries. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, increased 8% to $19,422,000 from $17,905,000. Many of the Company's products that were sold during 2003 included bundled maintenance and support programs for which a portion of the revenue will be recognized in future quarters over the program period. As a result, service revenue did not increase as dramatically as product revenue, and it decreased as a percentage of total revenue from 16% in 2002 to 13% in 2003.

MVSD revenue for the year ended December 31, 2003 increased 34% to $121,016,000 from $90,358,000 for the year ended December 31, 2002. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to customers in the semiconductor, electronics, automotive, and other industries. SISD revenue for the year ended December 31, 2003 increased 22% to $29,076,000 from $23,749,000 for the year ended December 31, 2002. The increase in SISD revenue was due principally to a higher volume of SmartView(R) systems sold to customers in the paper and metals industries. The markets served by SISD had not been as severely impacted by the worldwide slowdown in capital spending. As a result, SISD revenue did not increase as dramatically as MVSD revenue, and it decreased as a percentage of total revenue to 19% in 2003 compared to 21% in 2002.

GROSS MARGIN

Gross margin as a percentage of revenue was 67% for 2003 compared to 65% for 2002. The increase in gross margin was primarily due to the impact of the higher sales volume with relatively flat manufacturing overhead costs, as well as a greater percentage of revenue from the sale of modular vision systems, which have higher margins than the sale of services and surface inspection systems. This increase was partially offset by a lower amount of benefits recorded to "Cost of product revenue" in 2003 from the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments, both of which had been reserved in 2001. These benefits amounted to $1,290,000 in 2003 compared to $2,684,000 in 2002.

Product gross margin as a percentage of revenue was 71% for 2003 compared to 70% for 2002. The increase in product margin was primarily due to the increased sales volume, as well as the shift in product mix to higher-margin modular vision systems. This increase was partially offset by the decreased benefit from the sale of previously reserved inventory. Service gross margin as a percentage of revenue remained consistent with the prior year at 37%.

MVSD gross margin as a percentage of revenue was 71% for 2003 compared to 70% for 2002. The increase in MVSD margin was primarily due to the impact of the higher sales volume, as well as a greater percentage of revenue from the sale of products, which carry higher margins than the service business. This increase was partially offset by the decreased benefit from the sale of previously reserved inventory. SISD gross margin as a percentage of revenue was 48% for 2003 compared to 45% for 2002. The increase in SISD margin was due principally to the increased sales volume.

OPERATING EXPENSES

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2003 decreased 4% to $24,719,000 from $25,630,000 for the year ended December 31, 2002. MVSD R,D&E expenses decreased $1,245,000, or 5%, from the prior year primarily due to a headcount reduction in the third quarter of 2002. SISD R,D&E expenses increased $334,000, or 15%, from the prior year due principally to an increase in spending on software translation services and other activities related to the SmartView(R) product line.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2003 decreased 5% to $55,724,000 from $58,376,000 for the year ended December 31, 2002. MVSD S,G&A expenses increased $1,674,000, or 4%, from the prior year, while SISD S,G&A expenses increased $587,000, or 8%, from 2002. Corporate expenses that are not allocated to a division decreased $4,913,000, or 46%, from the prior year. The increase in MVSD and SISD expenses was primarily due to higher spending in sales and marketing undertaken to increase sales opportunities, as well as the unfavorable impact of foreign exchange rate changes on the Company's international operations. A significant amount of the Company's sales and marketing costs are denominated in currencies other than the U.S. Dollar, primarily the Euro Dollar and Japanese Yen. During 2003, the Euro Dollar and Japanese Yen strengthened versus the U.S. Dollar, resulting in a higher level of expenses when these amounts were translated into U.S. Dollars. The decrease in corporate expenses was due principally to lower legal expenses associated with patent infringement lawsuits initiated by the Company to protect its intellectual property.

NONOPERATING INCOME

Investment and other income for the year ended December 31, 2003 decreased 40% to $5,450,000 from $9,156,000 for the year ended December 31, 2002. This decrease was due principally to lower average interest rates on the Company's portfolio of debt securities. In addition, during 2003, the Company reduced the carrying value of its investment in a limited partnership by $1,031,000 compared to $680,000 during 2002, representing realized investment losses and fund expenses that were not offset by realized investment gains.

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

The foreign currency loss for the year ended December 31, 2003 was $1,712,000 compared to a gain of $350,000 for the year ended December 31, 2002. The loss in 2003 was primarily due to the revaluation and settlement of the Company's Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. During 2003, the Euro Dollar strengthened versus the U.S. Dollar and Japanese Yen, resulting in foreign currency losses on the Irish subsidiary's books when these receivables were revalued and collected. Although the Company experienced similar losses in 2002, they were offset by gains on the revaluation of intercompany balances that were not fully hedged. In addition, a smaller percentage of the Company's Irish subsidiary's accounts receivable were denominated in currencies other than the Euro Dollar in 2002.

INCOME TAXES

The Company's effective tax rate for 2003 was a provision of 31% compared to a benefit of 27% for 2002. The increase in the effective tax rate was primarily due to lower tax-exempt investment income, generated from the Company's municipal bond portfolio.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUE

Revenue for the year ended December 31, 2002 decreased 19% to $114,107,000 from $140,729,000 for the year ended December 31, 2001. During 2002, the Company's results continued to be negatively impacted by a worldwide slowdown in capital spending, primarily by manufacturers in the semiconductor and electronics industries. Sales to OEM customers, most of whom make capital equipment used by manufacturers in these industries, decreased $23,993,000, or 39%, from the prior year. Sales to end-user customers decreased from the prior year by $2,629,000, or 3%, primarily due to lower demand from customers who make electronic products. Sales to end-user customers represented 67% of total revenue in 2002 compared to 56% in 2001. Geographically, revenue decreased from the prior year in all of the Company's major regions, but most significantly in Japan, where many of the Company's OEM customers are located.

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

GROSS MARGIN

Gross margin as a percentage of revenue was 65% for 2002 compared to 56% for 2001. In 2001, the Company recorded a $16,615,000 charge in "Cost of product revenue" for excess inventories, inventory purchase commitments, and the impairment of complete technology. During 2002, the Company recorded benefits to "Cost of product revenue" amounting to $2,684,000 from the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments, both of which had been reserved in 2001. The increase in gross margin was primarily due to the charges to "Cost of product revenue" recorded in 2001, as well as the benefits recorded in 2002. In addition, the impact of the lower sales volume, as well as a greater percentage of revenue from the sale of services and surface inspection systems, both of which have lower margins than modular vision systems, had a negative effect on gross margin.

Product gross margin as a percentage of revenue was 70% for 2002 compared to 58% for 2001. The increase in product margin was primarily due to the charges and benefits recorded in "Cost of product revenue" in 2001 and 2002, respectively, partially offset by unfavorable absorption of manufacturing overhead due to the decreased sales volume, as well as the shift in product mix to lower-margin surface inspection systems. Service gross margin as a percentage of revenue was 37% for 2002 compared to 43% for 2001. Many of the Company's products are sold with bundled maintenance and support programs for which the revenue is recognized over the program period. The declining volume of product sales in 2001 and 2002 has resulted in lower service revenue derived from these maintenance and support programs. Although the Company has reduced its cost structure to more closely align expenses to the lower sales volume, the decline in service revenue was much greater than the expense reductions made by the Company.

MVSD gross margin as a percentage of revenue was 70% for 2002 compared to 59% for 2001. The increase in MVSD margin was primarily due to the charges and benefits recorded in "Cost of product revenue" in 2001 and 2002, respectively, partially offset by the impact of the declining sales volume, as well as lower service margins resulting from lower maintenance and support revenue. SISD gross margin as a percentage of revenue was 45% for 2002 compared to 42% for 2001. The increase in SISD margin was due principally to product cost improvements and higher service revenue.

OPERATING EXPENSES

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2002 decreased 15% to $25,630,000 from $30,094,000 for the year ended December 31, 2001. MVSD R,D&E expenses decreased $4,333,000,

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

or 16%, from the prior year primarily due to cost reduction initiatives that began in 2001 and continued in 2002, including headcount reductions in both 2001 and 2002 and tight control over discretionary spending. SISD R,D&E expenses were relatively flat with the prior year.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2002 decreased 5% to $58,376,000 from $61,262,000 for the year ended December 31, 2001. MVSD S,G&A expenses decreased $4,428,000, or 10%, from the prior year, while SISD S,G&A expenses increased $705,000, or 11%, from 2001. Corporate expenses that are not allocated to a division increased $837,000, or 9% from the prior year. The decrease in MVSD expenses was primarily due to headcount reductions and lower discretionary spending. The increase in SISD expenses resulted from higher spending in sales and marketing undertaken to increase sales opportunities and grow market share. The increase in corporate expenses was principally due to an expense in 2002 related to the acquisition of the web inspection business of Honeywell International Inc.

Effective January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

NONOPERATING INCOME

Investment and other income for the year ended December 31, 2002 decreased 22% to $9,156,000 from $11,669,000 for the year ended December 31, 2001. This decrease was due to lower average interest rates on the Company's portfolio of debt securities, as well as a lower average invested balance as a result of using $26,425,000 in cash to repurchase common stock in 2002. In addition, during 2002, the Company reduced the carrying value of its investment in a limited partnership by $680,000, representing realized investment losses and fund expenses that were not offset by realized investment gains.

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

The foreign currency gain for the year ended December 31, 2002 was $350,000 compared to a loss of $328,000 for the year ended December 31, 2001. These gains and losses were primarily due to the revaluation of intercompany balances that were not fully hedged. The gain in 2002 was partially offset by losses due to the revaluation and settlement of the Company's Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. During 2002, the Euro Dollar strengthened versus the U.S. Dollar and Japanese Yen, resulting in foreign currency losses on the Irish subsidiary's books when these receivables were revalued and collected. Similar losses were not material in 2001 because a smaller percentage of the Company's Irish subsidiary's accounts receivable were denominated in currencies other than the Euro Dollar, and foreign exchange rates did not fluctuate as significantly.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically been able to generate positive cash flow from operations, which has funded the Company's operating activities and other cash requirements and has resulted in an accumulated cash, cash equivalent, and investments balance of $303,502,000 at December 31, 2003, representing 79% of stockholders' equity. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity.

The Company's cash requirements during the year ended December 31, 2003 were met with positive cash flow from operations and the proceeds from the issuance of common stock under stock option and stock purchase plans. Cash requirements consisted of operating activities, capital expenditures, cash paid for business acquisitions, and the payment of dividends. Capital expenditures in 2003 totaled $2,462,000 and consisted primarily of expenditures for computer hardware and software.

The Company believes that its existing cash, cash equivalent, and investments balance, together with continued positive cash flow from operations, will be sufficient to meet its operating, investing, and financing activities in 2004, as well as for the next few years.

The following table summarizes the Company's material contractual obligations, both fixed and contingent (in thousands):

As of               Limited
December 31,      Partnership
2003               Interest         Acquisitions         Leases        Total
                   --------         ------------         ------        -----
2004                $11,375            $  440            $2,443       $14,258
2005                      -             2,703             1,643         4,346
2006                      -                 -               287           287
2007                      -                 -               264           264
2008                      -                 -               108           108
Thereafter                -                 -               428           428
                    -------            ------            ------       -------
                    $11,375            $3,143            $5,173       $ 19,691
                    =======            ======            ======       =======

LIMITED PARTNERSHIP INTEREST

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $13,625,000 had been contributed as of December 31, 2003, including $3,250,000 during 2003. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS

On March 31, 2003, the Company acquired the wafer identification business of Siemens Dematic AG for 7,000,000 Euros in cash (or approximately $7,630,000) paid at closing, with the potential for an additional cash payment in 2005 of up to 1,700,000 Euros (or approximately $2,138,000) depending upon the achievement of certain performance criteria.

On December 1, 2003, the Company acquired the machine vision business of Gavitec AG for 3,800,000 Euros in cash (or approximately $4,534,000), including 3,500,000 Euros paid at closing, 100,000 Euros to be paid on December 1, 2004, and 200,000 Euros to be paid on December 1, 2005. There is the potential for an additional cash payment of up to 250,000 Euros in both 2004 and 2005 (or approximately $314,000 in each year) depending upon the achievement of certain performance criteria.

In addition to the aforementioned commitments, the following items may also result in future material uses of cash:

DERIVATIVE INSTRUMENTS

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Because the terms of the derivative instrument and underlying exposure are generally matched at inception, changes in foreign currency exchange rates should not expose the Company to significant net cash outflows.

BANK GUARANTEES

On May 27, 2003, the Company provided bank guarantees totaling 3,051,000,000 Yen (or approximately $28,416,000) to taxing authorities in Japan. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S. - Japan income tax treaty. Until this matter is resolved, the Company is required to provide bank guarantees to collateralize these tax assessments. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $28,416,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S.

STOCK REPURCHASE PROGRAM

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2003, the Company did not repurchase any shares under this program. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. There were no shares repurchased under this program prior to 2002. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including the market value of the Company's common stock and the average return on the Company's invested balances.

DIVIDENDS

In the third and fourth quarters of 2003, the Company's Board of Directors declared and paid a cash dividend of $0.06 per share, amounting to $2,607,000 and $2,630,000, respectively. The Company's Board of Directors also declared and paid a cash dividend of $0.06 per share in the first quarter of 2004, amounting to $2,677,000. Future dividends will be declared at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant. The Board of Directors may modify the Company's dividend policy from time to time.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or circumstances resulting in charges that could be material in future reporting periods. The Company believes the following critical accounting policies require the use of significant estimates and judgments in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company recognizes revenue from product sales upon delivery if a signed customer contract or purchase order has been received, the fee is fixed or determinable, and collection of the resulting receivable is probable. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met. The Company maintains reserves against revenue for potential product returns. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services are recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

While the Company applies the guidance of Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions," management exercises judgment in connection with the determination of the amount of revenue to be recognized each period. Such judgments include, but are not limited to, assessing the probability of collecting the receivable, assessing whether the fee is fixed or determinable, and assessing whether customer-specified acceptance criteria are substantive in nature.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INVESTMENTS

At December 31, 2003, the Company's investment balance totaled $227,275,000, of which $212,917,000 consisted of municipal bonds and $4,212,000 consisted of corporate bonds. Investments in municipal and corporate bonds are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity as other comprehensive income (loss). The remaining investment balance of $10,146,000 represents a limited partnership interest in Venrock Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. The Company understands that the General Partner adjusts the investment valuations at least quarterly to reflect both realized and unrealized gains and losses on partnership investments. Securities of public companies are valued at market, subject to appropriate discounts to reflect limitations on liquidity. Securities of private companies are valued at an estimated fair value, which initially is at cost, adjusted for subsequent transactions that indicate a higher or lower value is warranted. The value of private securities may be discounted when, in the General Partner's judgment, the carrying value of such private securities has been impaired by specific events.

The Company monitors the carrying value of its investment compared to the valuations provided by the General Partner. The carrying value is adjusted each quarter for realized gains and losses on partnership investments, as well as for fund expenses. Unrealized gains and losses on partnership investments are monitored each quarter by the Company to determine whether an other-than-temporary impairment in its interest in the limited partnership has occurred. In considering whether a decline in fair value is other than temporary, the Company considers many factors, both qualitative and quantitative in nature. Some of these factors include the duration and extent of the fair value decline, the length of the Company's contractual commitment to the partnership, general economic and stock market trends, and specific communications from the General Partner.

The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $13,625,000 had been contributed as of December 31, 2003. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

To date, the Company has reduced the carrying value of its investment in the limited partnership by $1,711,000, representing realized investment losses and fund expenses that were not offset by realized investment gains, and $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment recorded in 2002. At December 31, 2003, the carrying value of this investment was $10,146,000 compared to an estimated fair value, as determined by the General Partner, of $9,536,000. The unrealized loss of $610,000 was determined to be temporary.

Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the limited partnership and future impairment charges may be required.

ACCOUNTS RECEIVABLE

The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for uncollectible accounts are estimated by management taking into account the length of time receivables have been outstanding, specific accounts determined to be at risk for collection, the risks associated with selling to smaller end-user customers, and the economic conditions of the primary regions and industries sold to, as well as general economic conditions. An adverse change in any of these factors may result in the need for additional bad debt provisions.

INVENTORIES

Inventories are stated at the lower of cost or market. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions and records reserves to reduce the carrying value of inventories to their net realizable value. The failure to accurately forecast demand, in terms of both volume and configuration, and adjust material requirement plans in a timely manner may lead to additional excess and obsolete inventory and future charges.

In 2001, the Company recorded a $16,300,000 charge for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. The Company has been able to subsequently sell $3,080,000 of this inventory to customers as a result of actual demand being higher than the demand that was forecasted at the time of the charge. In addition, the Company has negotiated the favorable resolution of $894,000 of the inventory purchase commitments. The Company did not record significant excess and obsolete inventory provisions in 2002 or 2003.

LONG-LIVED ASSETS

The Company has long-lived assets including property, plant, and equipment, as well as acquired goodwill and other intangible assets. These assets are susceptible to shortened estimated useful lives and changes in fair value due to changes in their use, market or economic changes, or other events or circumstances. In addition, the fair value of goodwill is susceptible to changes in the fair value of the reporting units in which the goodwill resides, which are also reportable segments. The Company evaluates the potential impairment of its long-lived assets annually, as required, or whenever events or circumstances indicate their carrying value may not be recoverable. If events or circumstances occur which would require a significant reduction in the estimated useful lives of these assets or a significant decrease in fair value below their carrying value, an adjustment to the lives or carrying values would result in a charge to income in the period of determination.

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WARRANTY OBLIGATIONS

The Company records the estimated cost of fulfilling product warranties at the time of sale based upon historical costs to fulfill warranty obligations. Provisions may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality that would not have been taken into account using historical data become known. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers and third-party contract manufacturers, the Company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. An adverse change in any of these factors may result in the need for additional warranty provisions.

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

INCOME TAXES

As part of the process of preparing consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the current tax liability, as well as assessing temporary differences arising from the different treatment of items for financial statement and tax purposes. These differences result in deferred tax assets and liabilities, which are recorded on the consolidated balance sheet.

At December 31, 2003, the Company had net deferred tax assets of $27,651,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, management has evaluated certain criteria, including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carry-forwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

Significant judgment is required in determining worldwide income tax expense based upon tax laws in the various jurisdictions in which the Company operates. The Company is subject to audits by various tax authorities, which may result in future charges or credits.

DERIVATIVE INSTRUMENTS

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

The Company recorded foreign currency losses of $1,712,000 in 2003, foreign currency gains of $350,000 in 2002, and foreign currency losses of $328,000 in 2001. The Company's exposure to foreign currency gains and losses has increased in recent years as a greater portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. In addition, foreign exchange rates have fluctuated more significantly in the past two years.

NEW PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Previously, a company generally included other entities in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that guidance by requiring variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. Interpretation No. 46 also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 24, 2003, the FASB deferred the effective date of Interpretation No. 46 for certain transactions until periods ending after March 15, 2004. The Company does not believe the adoption of Interpretation No. 46 will have a material impact on its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

The Company faces exposure to adverse movements in foreign currency exchange rates as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. These exposures may change over time as business practices evolve. The Company evaluates its foreign currency exposures on an ongoing basis and makes adjustments to its foreign currency risk management program as circumstances change.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to position an economic hedge against transactions denominated in currencies other than the functional currencies of

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

The success of the Company's foreign currency risk management program depends upon forecasts of transaction activity denominated in various foreign currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated foreign currency gains or losses that could have a material impact on the Company's results of operations. In addition, the failure to identify new exposures and hedge them in a timely manner may result in material foreign currency gains or losses.

The Company enters into currency swaps to hedge the foreign currency exposure of its net investments in certain of its European subsidiaries. Currency swaps to exchange a total of 48,340,000 Euro Dollars for U.S. Dollars at a weighted-average settlement price of 1.02 USD/Euro, with original terms of two to five years, were outstanding at December 31, 2003. The Company also enters into forward contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between its subsidiaries. Forward contracts to exchange 500,000,000 Japanese Yen for Euro Dollars at a weighted-average settlement price of 132.79 Yen/Euro and contracts to exchange 23,000,000 Euro Dollars for U.S. Dollars at a settlement price of 1.24 USD/Euro, both with terms of approximately three months, were outstanding at December 31, 2003. In addition, the Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. dollars and Japanese Yen. Forward contracts to exchange 270,000,000 Japanese Yen for Euro Dollars at a settlement price of 132.40 Yen/Euro and contracts to exchange 2,100,000 U.S. dollars for Euro Dollars at a settlement price of 1.23 USD/Euro, both with terms of approximately three months, were outstanding at December 31, 2003.

While the contract amounts of derivative instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to changes in foreign currency exchange rates. Because the terms of the derivative instrument and underlying exposure are generally matched at inception, changes in foreign currency exchange rates should not expose the Company to significant losses in earnings or net cash outflows when exposures are properly hedged.

INTEREST RATE RISK

The Company's investment portfolio includes municipal and corporate bonds. Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value. At December 31, 2003, the fair value of the Company's bond portfolio amounted to $243,376,000, with principal amounts totaling $237,425,000, maturities that do not exceed three years, and a yield to maturity of 1.59%.

Given the relatively short maturities and investment-grade quality of the Company's bond portfolio at December 31, 2003, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table (dollars in thousands) presents hypothetical changes in the fair value of the Company's bond portfolio at December 31, 2003 arising from selected potential changes in interest rates:

                               Valuation                                 Valuation
                             of securities         No change           of securities
                           given an interest      in interest        given an interest
Type of security             rate decrease          rates              rate increase
----------------        -----------------------     -----         ----------------------
                         (100 BP)        (50 BP)                     50 BP        100 BP
Municipal and
    corporate
    bonds               $245,569       $244,446    $243,376       $242,322      $241,277

A 50 basis point (BP) movement in the Federal Funds Rate has occurred in 13 of the last 52 quarters. There has not been a 100 BP movement in the Federal Funds Rate in any of the last 52 quarters.

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

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. The Company understands that the General Partner adjusts the investment valuations at least quarterly to reflect both realized and unrealized gains and losses on partnership investments. Securities of public companies are valued at market, subject to appropriate discounts to reflect limitations on liquidity. Securities of private companies are valued at an estimated fair value, which initially is at cost, adjusted for subsequent transactions that indicate a higher or lower value is warranted. The value of private securities may be discounted when, in the General Partner's judgment, the carrying value of such private securities has been impaired by specific events.

Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the limited partnership and future impairment charges may be required.

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

Year Ended December 31,                                                                2003              2002              2001
                                                                                     ---------         ---------         ---------
Revenue
    Product                                                                          $ 130,670         $  96,202         $ 119,288
    Service                                                                             19,422            17,905            21,441
                                                                                     ---------         ---------         ---------
                                                                                       150,092           114,107           140,729
Cost of revenue
    Product                                                                             37,870            28,499            50,170
    Service                                                                             12,269            11,360            12,175
                                                                                     ---------         ---------         ---------
                                                                                        50,139            39,859            62,345
Gross margin
    Product                                                                             92,800            67,703            69,118
    Service                                                                              7,153             6,545             9,266
                                                                                     ---------         ---------         ---------
                                                                                        99,953            74,248            78,384
Research, development, and engineering expenses                                         24,719            25,630            30,094
Selling, general, and administrative expenses                                           55,724            58,376            61,262
Amortization of goodwill                                                                    --                --             3,108
Charge for intangible asset impairment                                                      --                --            10,932
                                                                                     ---------         ---------         ---------
Operating income (loss)                                                                 19,510            (9,758)          (27,012)
Investment and other income                                                              5,450             9,156            11,669
Loss on sale of equity securities and impairment of investment
    in limited partnership                                                                  --            (7,952)               --
Foreign currency gain (loss)                                                            (1,712)              350              (328)
                                                                                     ---------         ---------         ---------
Income (loss) before taxes                                                              23,248            (8,204)          (15,671)
Income tax provision (benefit)                                                           7,297            (2,177)           (4,544)
                                                                                     ---------         ---------         ---------
Net income (loss)                                                                    $  15,951         $  (6,027)        $ (11,127)
                                                                                     =========         =========         =========
Net income (loss) per common and common equivalent share:
    Basic                                                                            $    0.37         $   (0.14)        $   (0.25)
                                                                                     =========         =========         =========
    Diluted                                                                          $    0.36         $   (0.14)        $   (0.25)
                                                                                     =========         =========         =========
Weighted-average common and common equivalent shares outstanding:
    Basic                                                                               43,173            43,503            43,639
                                                                                     =========         =========         =========
    Diluted                                                                             44,466            43,503            43,639
                                                                                     =========         =========         =========
Cash dividends per common share                                                      $    0.12         $      --         $      --
                                                                                     =========         =========         =========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION: CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,                                                          2003           2002
                                                                    ---------      ---------
ASSETS
Current assets:
    Cash and cash equivalents                                       $  76,227      $  60,864
    Short-term investments                                             56,406         75,769
    Accounts receivable, less reserves of $2,613 and $2,207 in
       2003 and 2002, respectively                                     26,697         18,981
    Inventories, net                                                   15,519         18,952
    Deferred income taxes                                               8,223          9,969
    Prepaid expenses and other current assets                          14,526          9,687
                                                                    ---------      ---------
     Total current assets                                             197,598        194,222
Long-term investments                                                 170,869        139,352
Property, plant, and equipment, net                                    24,980         27,405
Deferred income taxes                                                  19,428         16,608
Intangible assets, net                                                  8,582            919
Goodwill, net                                                           7,222          3,742
Other assets                                                            3,854          3,686
                                                                    ---------      ---------
                                                                    $ 432,533      $ 385,934
                                                                    =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                $   5,555      $   3,496
    Accrued expenses                                                   32,098         19,972
    Customer deposits                                                   3,932          3,659
    Deferred revenue                                                    5,702          4,287
                                                                    ---------      ---------
     Total current liabilities                                         47,287         31,414
Other liabilities                                                         252             --
Commitments (Notes 4, 9, 10, 11, 12, and 18)
Stockholders' equity:
    Common stock, $.002 par value -
     Authorized: 140,000 shares, issued: 48,186 and 46,877
        shares in 2003 and 2002, respectively                              96             94
     Additional paid-in capital                                       209,679        184,595
    Treasury stock, at cost, 4,253 and 4,249 shares in 2003 and
       2002, respectively                                             (72,445)       (72,311)
    Retained earnings                                                 258,724        248,010
    Accumulated other comprehensive loss                              (11,060)        (5,868)
                                                                    ---------      ---------
     Total stockholders' equity                                       384,994        354,520
                                                                    ---------      ---------
                                                                    $ 432,533      $ 385,934
                                                                    =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended December 31,                                                                  2003           2002           2001
                                                                                       ---------      ---------      ---------
Cash flows from operating activities:
    Net income (loss)                                                                  $  15,951      $  (6,027)     $ (11,127)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation of property, plant, and equipment                                        5,422          6,534          6,953
     Amortization of intangible assets                                                     1,012            543          4,161
     Amortization of investments                                                           3,728          2,447          2,430
     Tax benefit from exercise of stock options                                            4,302          3,450          3,745
     Deferred income tax benefit                                                            (432)        (2,196)        (7,843)
     Net loss on investment in limited partnership                                         1,031            680             --
     Impairment on investment in limited partnership                                          --          1,768             --
     Loss on sale of equity securities                                                        --          6,184             --
     Charge for excess inventory                                                              --             --         16,300
     Charge for intangible asset impairment                                                   --             --         11,247
    Changes in current assets and current liabilities:
     Accounts receivable                                                                  (4,775)          (348)        27,824
     Inventories                                                                           5,833          5,010        (12,893)
     Accounts payable                                                                      1,482         (2,569)        (4,775)
     Accrued expenses                                                                        148         (1,411)       (12,277)
     Other current assets and current liabilities                                         (2,783)         1,979         (3,118)
    Other operating activities                                                                45            402            243
                                                                                       ---------      ---------      ---------
    Net cash provided by operating activities                                             30,964         16,446         20,870
                                                                                       ---------      ---------      ---------
Cash flows from investing activities:
    Purchase of investments                                                             (165,534)       (97,723)      (139,863)
    Maturity and sale of investments                                                     149,429        139,353        106,310
    Purchase of property, plant, and equipment                                            (2,462)        (2,227)        (4,455)
    Cash paid for business acquisitions                                                  (11,787)          (349)          (361)
                                                                                       ---------      ---------      ---------
    Net cash provided by (used in) investing activities                                  (30,354)        39,054        (38,369)
                                                                                       ---------      ---------      ---------
Cash flows from financing activities:
    Issuance of common stock under stock option, stock purchase, and other plans          20,650          5,004          4,637
    Repurchase of common stock                                                                --        (26,425)            --
    Payment of dividends                                                                  (5,237)            --             --
                                                                                       ---------      ---------      ---------
    Net cash provided by (used in) financing activities                                   15,413        (21,421)         4,637
                                                                                       ---------      ---------      ---------
Effect of exchange rate changes on cash                                                     (660)        (4,875)         1,597
                                                                                       ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents                                      15,363         29,204        (11,265)
Cash and cash equivalents at beginning of year                                            60,864         31,660         42,925
                                                                                       ---------      ---------      ---------
Cash and cash equivalents at end of year                                               $  76,227      $  60,864      $  31,660
                                                                                       =========      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

                                                          Accumulated
                                                         Common Stock
                                                ------------------------------
                                                Shares               Par Value
                                                -------              ---------
Balance at December 31, 2000                     45,788                 $92
                                                -------                 ---
   Issuance of common stock under stock
      option, stock purchase, and other
      plans                                         501                   1
   Tax benefit from exercise of stock
      options                                         -                   -
   Common stock received for payment of
      stock option exercises                          -                   -
   Comprehensive loss:
      Net loss                                        -                   -
      Unrealized loss on investments, net
         of tax of $1,807                             -                   -
      Gains on foreign intercompany loans,
         net of losses on currency swaps,
         net of tax of $64                            -                   -
      Foreign currency translation adjustment         -                   -
                                                      -                   -

      Comprehensive loss
                                                -------                 ---
Balance at December 31, 2001                     46,289                 $93
                                                -------                 ---
   Issuance of common stock under stock
      option, stock purchase, and other
      plans                                         588                   1
   Tax benefit from exercise of stock
      options                                         -                   -
   Repurchase of common stock                         -                   -
   Common stock received for payment of
      stock option exercises                          -                   -
   Comprehensive loss:
      Net loss                                        -                   -
      Recognition of accumulated losses on
         equity securities in current
         operations, net of tax of $2,506             -                   -
      Losses on currency swaps, net of gains
         on foreign intercompany loans, net
         of tax of $21                                -                   -
      Foreign currency translation adjustment         -                   -
                                                      _                   _
      Comprehensive loss
                                                -------                 ---
Balance at December 31, 2002                     46,877                 $94
                                                -------                 ---
   Issuance of common stock under stock
      option, stock purchase, and other
      plans                                       1,309                   2
   Tax benefit from exercise of stock
      options                                         -                   -
   Payment of dividends                               -                   -
   Common stock received for payment of
      stock option exercises                          -                   -
   Comprehensive income:
      Net income                                      -                   -
      Losses on currency swaps, net of
         gains on foreign intercompany loans,
         net of tax of $367                           -                   -
      Net unrealized gain on available-for-
         sale investments, net of tax of $299         -                   -
      Foreign currency translation adjustment         -                   -
                                                      -                   -

      Comprehensive income
                                                -------                 ---
Balance at December 31, 2003                     48,186                 $96
                                                =======                 ===


      The accompanying notes are in an integral part of these consolidated financial statements.

                                                                                         Accumulated
                                             Additional   Treasury Stock                    Other         Total
                                              Paid-in     ---------------     Retained  Comprehensive   Comprehensive  Stockholders'
                                              Capital     Shares     Cost     Earnings   Income (Loss)  Income (Loss)     Equity
                                              -------     ------     ----     --------   -------------  -------------     ------
Balance at December 31, 2000                  $163,815    2,365    $(42,675)  $265,164     $ (2,447)                     $383,949
                                              --------    -----    --------   --------      -------                      --------
   Issuance of common stock under stock
      option, stock purchase, and other
      plans                                      6,115        -           -          -            -               -         6,116
   Tax benefit from exercise of stock
      options                                    3,745        -           -          -            -               -         3,745
   Common stock received for payment of
      stock option exercises                         -       25        (744)         -            -               -          (744)
   Comprehensive loss:
      Net loss
      Unrealized loss on investments, net
         of tax of $1,807                            -        -           -    (11,127)           -         (11,127)      (11,127)
      Gains on foreign intercompany loans,
         net of losses on currency swaps,
         net of tax of $64                           -        -           -          -       (3,076)         (3,076)       (3,076)
      Foreign currency translation adjustment        -        -           -          -          109             109           109
                                                     -        -           -          -         (928)           (928)         (928)
                                                                                                           --------
      Comprehensive loss                                                                                   $(15,022)
                                              --------    -----    --------   --------      -------        --------      --------
Balance at December 31, 2001                  $173,675    2,390    $(43,419)  $254,037     $ (6,342)                     $378,044
                                              --------    -----    --------   --------      -------                      --------
   Issuance of common stock under stock
      option, stock purchase, and other
      plans                                      7,470        -           -          -            -               -         7,471
   Tax benefit from exercise of stock
      options                                    3,450        -           -          -            -               -         3,450
   Repurchase of common stock                        -    1,768     (26,425)         -            -               -       (26,425)
   Common stock received for payment of
      stock option exercises                         -       91      (2,467)         -            -               -        (2,467)
   Comprehensive loss:
      Net loss                                       -        -           -     (6,027)           -          (6,027)       (6,027)
      Recognition of accumulated losses on
         equity securities in current
         operations, net of tax of $2,506            -        -           -          -        4,269           4,269         4,269
      Losses on currency swaps, net of gains
         on foreign intercompany loans, net
         of tax of $21                               -        -           -          -          (35)            (35)          (35)
      Foreign currency translation adjustment        -        -           -          -       (3,760)         (3,760)       (3,760)
                                                                                                           --------
      Comprehensive loss                                                                                   $ (5,553)
                                              --------    -----    --------   --------      -------        --------      --------
Balance at December 31, 2002                  $184,595    4,249    $(72,311)  $248,010     $ (5,868)                     $354,520
                                              --------    -----    --------   --------      -------                      --------
   Issuance of common stock under stock
      option, stock purchase, and other
      plans                                     20,782        -           -          -            -               -        20,784
   Tax benefit from exercise of stock
      options                                    4,302        -           -          -            -               -         4,302
   Payment of dividends                              -        -           -     (5,237)           -               -        (5,237)
   Common stock received for payment of
      stock option exercises                         -        4        (134)         -            -               -          (134)
   Comprehensive income:
      Net income
      Losses on currency swaps, net of
         gains on foreign intercompany loans,
         net of tax of $367                          -        -           -     15,951            -          15,951        15,951
      Net unrealized gain on available-for-
         sale investments, net of tax of $299        -        -           -          -         (625)           (625)         (625)
      Foreign currency translation adjustment        -        -           -          -          509             509           509
                                                     -        -           -          -       (5,076)         (5,076)       (5,076)
                                                                                                           --------
      Comprehensive income                                                                                  $10,759
                                              --------    -----    --------   --------      -------        --------      --------
Balance at December 31, 2003                  $209,679    4,253    $(72,445)  $258,724     $(11,060)                     $384,994
                                              ========    =====    ========   ========      =======                      ========

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of the significant accounting policies described below.

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

FOREIGN CURRENCY

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded in stockholders' equity as other comprehensive income (loss).

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Debt securities purchased with original maturities of three months or less are classified as cash equivalents and are stated at amortized cost. Debt securities with original maturities greater than three months and remaining maturities of one year or less are classified as short-term investments. Debt securities with remaining maturities greater than one year, as well as a limited partnership interest, are classified as long-term investments. It is the Company's policy to invest in debt securities with contractual maturities that do not exceed three years.

Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity as other comprehensive income (loss). Realized gains and losses are included in current operations, along with the amortization of the discount or premium arising at acquisition.

The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. The Company monitors the carrying value of its investment compared to the valuations provided by the General Partner. The carrying value is adjusted each quarter for realized gains and losses on partnership investments, as well as for fund expenses. Unrealized gains and losses on partnership investments are monitored each quarter by the Company to determine whether an other-than-temporary impairment in its interest in the limited partnership has occurred. If the decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in current operations.

ACCOUNTS RECEIVABLE

The Company establishes reserves against its accounts receivable for potential credit losses when it determines receivables are at risk for collection based upon the length of time receivables have been outstanding, as well as various other factors. Receivables are written off against these reserves in the period they are determined to be uncollectible.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first in, first out (FIFO) method. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions and records reserves to reduce the carrying value of inventories to their net realizable value.

The Company generally disposes of obsolete inventory upon determination of obsolescence. The Company does not dispose of excess inventory immediately, due to the possibility that some of this inventory could be sold to customers as a result of differences between actual and forecasted demand.

When inventory has been written down below cost, such reduced amount is considered the new cost basis for subsequent accounting purposes. As a result, the Company would recognize a higher than normal gross margin if the reserved inventory were subsequently sold to customers.

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

INTANGIBLE ASSETS

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives, which range from two to ten years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable. At the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset based upon the estimated future undiscounted cash flows. If an impairment exists, the Company determines the amount of such impairment based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

GOODWILL

Goodwill is stated at cost. As of January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

performed the transitional goodwill impairment test for each reporting unit. The Company evaluates the possible impairment of goodwill annually each fourth quarter, and whenever events or circumstances indicate the carrying value of the goodwill may not be recoverable. The Company evaluates the potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value is less than the carrying value, the Company determines the amount of such impairment by comparing the implied fair value of the goodwill to its carrying value.

WARRANTY OBLIGATIONS

The Company warrants its hardware products to be free from defects in material and workmanship for periods ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer arrangement. Warranty obligations are accounted for in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," since it is probable that customers will make claims under warranties related to products that have been sold and the amount of these claims can be reasonably estimated based upon experience. Estimated warranty obligations are evaluated and recorded at the time of sale based upon historical costs to fulfill warranty obligations. Provisions may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality that would not have been taken into account using historical data become known.

REVENUE RECOGNITION

The Company's revenue is derived primarily from two sources: (1) product sales to both original equipment manufacturer (OEM) customers, who incorporate the Company's product into their product for resale, and end-user customers, who install the Company's product directly on their production line, and (2) service revenue derived principally from providing maintenance and support, education, consulting, and installation services to both OEM and end-user customers. During the third quarter of 2003, the Company began selling its MVSD In-Sight product line to select distributors located in the United States for resale to end-users. Sales to distributors were not significant in 2003.

The Company recognizes revenue in accordance with Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions," since the software is not incidental to the arrangement and the services in the arrangement do not involve significant production, modification, or customization of the software. The Company recognizes revenue from product sales upon delivery if a signed customer contract or purchase order has been received, the fee is fixed or determinable, and collection of the resulting receivable is probable. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met.

Certain of the Company's products are sold with multiple elements, such as maintenance and support programs, education services, and installation services. The Company accounts for each element separately. The amount allocated to each undelivered element is the price charged when the item is sold separately. In addition, the Company also provides consulting services. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services are recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

The Company establishes reserves against revenue for potential product returns in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," since the amount of future returns can be reasonably estimated based upon experience.

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

The cost of acquired software for products determined to have reached technological feasibility is capitalized; otherwise the cost is expensed. Capitalized software costs are amortized using the straight-line method over the economic life of the product, which is typically two to five years.

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

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments, net of tax, and gains and losses on foreign intercompany loans and their associated currency swaps, net of tax.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONCENTRATIONS OF RISK

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

A significant portion of the Company's MVSD inventory is manufactured by a third-party contractor. The Company is dependent upon this contractor to provide quality product and meet delivery schedules. The Company engages in extensive product quality programs and processes, including actively monitoring the performance of its third-party manufacturers.

DERIVATIVE INSTRUMENTS

The Company has adopted the accounting and disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or in stockholders' equity as other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Hedges of underlying exposures are designated and documented at the inception of the hedge and are evaluated for effectiveness at least quarterly. As the terms of the derivative are generally matched at inception with the underlying exposure, hedging effectiveness is calculated by comparing the change in fair value of the derivative to the change in fair value of the underlying exposure.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to position an economic hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

STOCK-BASED COMPENSATION PLANS

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 2003, 2002, or 2001.

Net income (loss) and net income (loss) per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows:

Year Ended December 31,                       2003             2002             2001
                                          ----------       ----------       ----------
Net income (loss), as reported            $   15,951       $   (6,027)      $  (11,127)
Less: Total stock-based
  compensation costs determined
  under fair value based method,
  net of tax                                 (14,092)         (17,235)         (17,698)
                                          ----------       ----------       ----------
Net income (loss), pro forma              $    1,859       $  (23,262)      $  (28,825)
                                          ==========       ==========       ==========
Basic net income (loss) per share,
  as reported                             $     0.37       $    (0.14)      $    (0.25)
Basic net income (loss) per share,
  pro forma                               $     0.04       $    (0.53)      $    (0.66)
Diluted net income (loss) per share,
  as reported                             $     0.36       $    (0.14)      $    (0.25)
Diluted net income (loss) per share,
  pro forma                               $     0.04       $    (0.53)      $    (0.66)

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants:

Year Ended December 31,                  2003          2002         2001
                                        -------       -------      -------
Risk-free interest rate                     2.1%          3.5%         4.5%
Expected life (in years)                    2.9           2.9          2.7
Expected volatility                          58%           57%          62%
Expected annualized dividend yield          .85%           --           --

NOTE 2: NEW PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Previously, a company generally included other entities in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that guidance by requiring variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. Interpretation No. 46 also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 24, 2003, the FASB deferred the effective date of Interpretation No. 46 for certain transactions until periods ending after March 15, 2004. The Company does not believe the adoption of Interpretation No. 46 will have a material impact on its consolidated financial statements.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: FOREIGN CURRENCY RISK MANAGEMENT

The Company enters into currency swaps to hedge the foreign currency exposure of its net investments in certain of its European subsidiaries. These contracts, which relate primarily to the Euro Dollar, generally have an original term of two to five years. Currency swaps hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. Gains and losses on currency swaps that qualify for hedge accounting are recognized in stockholders' equity as other comprehensive income (loss), along with the associated losses and gains on the net investments, net of tax. The Company recorded net foreign currency losses of $625,000 and $35,000 in other comprehensive income (loss) on the net investments and associated currency swaps for the years ended December 31, 2003 and 2002, respectively, compared to a net foreign currency gain of $109,000 for the year ended December 31, 2001.

The Company enters into forward contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between its subsidiaries and to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. These contracts, which relate primarily to the Euro Dollar and Japanese Yen, generally have a term of three months. Gains and losses on forward contracts that do not qualify for hedge accounting are recognized in current operations, along with the associated losses and gains on the revaluation of the inter-company balances and accounts receivable. The Company recorded net exchange rate gains of $472,000 and $433,000 in current operations on the revaluation of the intercompany balances and accounts receivable and associated forward contracts for the years ended December 31, 2003 and 2002, respectively, compared to a net exchange rate loss of $154,000 for the year ended December 31, 2001.

In addition to the transactions described in the preceding paragraph, the Company enters into other transactions denominated in foreign currencies for which the exchange rate gains or losses are included in current operations. The Company recorded foreign currency losses of $1,712,000 in 2003, foreign currency gains of $350,000 in 2002, and foreign currency losses of $328,000 in 2001, representing the total foreign currency gains or losses that are recognized in current operations.

NOTE 4: CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash, cash equivalents, and investments consist of the following (in thousands):

December 31,                              2003          2002
                                        --------      --------
Cash                                    $ 49,980      $ 58,424
Municipal bonds                           26,247         2,440
                                        --------      --------
   Total cash and cash equivalents        76,227        60,864
                                        ========      ========
Municipal bonds                           56,406        75,769
                                        --------      --------
   Total short-term investments           56,406        75,769
                                        ========      ========
Municipal bonds                          156,511       131,425
Corporate bonds                            4,212            --
Limited partnership interest              10,146         7,927
                                        --------      --------
   Total long-term investments           170,869       139,352
                                        ========      ========
                                        $303,502      $275,985
                                        ========      ========

The following is a summary of the Company's available-for-sale investments at December 31, 2003 (in thousands):

                                       Gross          Gross
                      Amortized     Unrealized      Unrealized
                        Cost          Gains           Losses         Fair Value
                      ---------      ---------       ---------       ---------
Municipal bonds       $  56,242      $     165       $      (1)      $  56,406
Total short-term
  investments            56,242            165              (1)         56,406
                      =========      =========       =========       =========
Municipal bonds       $ 155,881            785            (155)        156,511
Corporate bonds           4,198             14              --           4,212
                      ---------      ---------       ---------       ---------
Total long-term
  investments           160,079            799            (155)        160,723
                      =========      =========       =========       =========
                      $ 216,321      $     964       $    (156)      $ 217,129
                      =========      =========       =========       =========

The Company recorded gross realized gains on the sale of debt securities totaling $1,222,000 in 2003, $1,112,000 in 2002, and $521,000 in 2001. The
Company recorded gross realized losses on the sale of debt securities totaling $24,000 in 2003, $25,000 in 2002, and $50,000 in 2001.

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $13,625,000 and $10,375,000 had been contributed as of December 31, 2003 and 2002, respectively. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010.

The Company reduced the carrying value of its investment in the limited partnership by $1,031,000 and $680,000 during 2003 and 2002, respectively, representing realized investment losses and fund expenses that were not offset by realized investment gains. In addition, during the fourth quarter of 2002, based upon the estimated fair value of this investment, the Company determined that it may be unable to recover its full carrying value. As a result, the Company recorded a charge of $1,768,000, representing an other-than-temporary impairment in the carrying value of this investment.

NOTE 5: INVENTORIES

Inventories, net, consist of the following (in thousands):

December 31,           2003         2002
                     -------      -------
Raw materials        $ 8,948      $12,530
Work-in-process        3,514        4,068
Finished goods         3,057        2,354
                     -------      -------
                     $15,519      $18,952
                     =======      =======

In the fourth quarter of 2001, the Company recorded a $16,300,000 charge in "Cost of product revenue" on the Consolidated Statements of Operations for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. A total of $12,500,000 of this charge represented reserves

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

against existing inventories and was accordingly included in "Inventories" on the Consolidated Balance Sheets at December 31, 2001. The remaining $3,800,000 of the charge represented commitments to purchase excess components and systems from various suppliers and accordingly was included in "Accrued Expenses" on the Consolidated Balance Sheets at December 31, 2001.

The following table summarizes the change in the inventory-related reserve established in the fourth quarter of 2001(in thousands):

                                          Balance Sheet
                                      -----------------------
                                                                  Statement of
                                                     Accrued      Operations
                                     Inventories     Expenses      Benefits
                                      --------       --------       --------
Initial charge in the fourth
  quarter of 2001                     $ 12,500       $  3,800             --
Inventory sold to customers             (1,790)            --       $  1,790
Settlement of purchase
  commitments                            1,506         (2,400)           894
                                      --------       --------       --------
Reserve balance at
  December 31, 2002                   $ 12,216       $  1,400
Benefits to cost of product
  revenue recorded in 2002                                          $  2,684
                                                                    ========

Inventory sold to customers             (1,290)            --          1,290
Inventory sold to brokers                 (667)            --             --
Write-off and scrap of inventory          (876)            --             --
                                      --------       --------       --------
Reserve balance at
  December 31, 2003                   $  9,383       $  1,400
                                      ========       ========
Benefits to cost of product
  revenue recorded in 2003                                          $  1,290
                                                                    ========

A favorable settlement of the remaining purchase commitments may result in a recovery of a portion of the remaining $1,400,000 accrued at December 31, 2003.

NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (in thousands):

December 31,                          2003           2002
                                    --------       --------
Land                                $  3,051       $  3,051
Buildings                             17,571         17,571
Building improvements                  4,156          4,079
Computer hardware and software        32,100         31,116
Furniture and fixtures                 3,919          3,672
Leasehold improvements                 2,308          2,056
                                    --------       --------
                                      63,105         61,545
Less: accumulated depreciation       (38,125)       (34,140)
                                    --------       --------
                                    $ 24,980       $ 27,405
                                    ========       ========

Buildings include property held for lease with a cost basis of $4,950,000 at December 31, 2003 and 2002 and accumulated depreciation of $1,079,000 and $952,000 at December 31, 2003 and 2002, respectively.

NOTE 7: INTANGIBLE ASSETS

Amortized intangible assets consist of the following (in thousands):

                               Gross                      Net
                              Carrying   Accumulated    Carrying
                               Value    Amortization     Value
                              -------      -------      -------
DECEMBER 31, 2003
  Customer contracts and
    relationships             $ 7,832      $   492      $ 7,340
  Complete technology           5,388        4,280        1,108
  Patents                         113           17           96
  Noncompete agreements            50           12           38
                              -------      -------      -------
                              $13,383      $ 4,801      $ 8,582
                              =======      =======      =======
December 31, 2002
  Complete technology         $ 4,708      $ 3,789      $   919
  Noncompete agreement            793          793           --
                                           -------      -------
                              $ 5,501      $ 4,582      $   919
                              =======      =======      =======

Aggregate amortization expense for the years ended December 31, 2003, 2002, and 2001 was $1,012,000, $543,000, and $1,053,000, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows (in thousands):

Year ended December 31,                          Amount
-----------------------                          ------
2004                                             $1,545
2005                                              1,238
2006                                              1,119
2007                                              1,065
2008                                                971
Thereafter                                        2,644
                                                 ------
                                                 $8,582
                                                 ======

In the fourth quarter of 2001, as a result of a significant adverse change in the business climate, the Company evaluated the possible impairment of its intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This analysis resulted in an impairment charge based upon the difference between the carrying value and the estimated fair value of certain acquisition-related intangible assets. The fair value was based upon discounting estimated future cash flows for assets grouped at the lowest level for which there were identifiable cash flows at a discount rate commensurate with the risks involved. The result was a $315,000 charge, included in "Cost of product revenue" on the Consolidated Statements of Operations, related to the impairment of complete technology primarily acquired from Komatsu Ltd. in 2000.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: GOODWILL

The Company has identified two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

The changes in the carrying value of goodwill are as follows (in thousands):

                                      MVSD        SISD     Consolidated
                                     ------      ------      ------
Balance at December 31, 2001         $1,355      $1,913      $3,268
Reclassification of workforce           133          --         133
Foreign exchange rate changes            --         341         341
                                     ------      ------      ------
Balance at December 31, 2002         $1,488      $2,254      $3,742
                                     ======      ======      ======

Business acquisitions (Note 19)       2,753          --       2,753
Foreign exchange rate changes           281         446         727
                                     ------      ------      ------
Balance at December 31, 2003         $4,522      $2,700      $7,222
                                     ======      ======      ======

As of January 1, 2002, the Company ceased the amortization of goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." During the first quarter of 2002, the Company performed the transitional goodwill impairment test for each reporting unit. In addition, the Company evaluates the possible impairment of goodwill annually each fourth quarter, and whenever events or circumstances indicate that the carrying value of the goodwill may not be recoverable. Each analysis resulted in a fair value of each reporting unit that exceeded its carrying amount, and therefore, the goodwill in each reporting unit was determined not to be impaired.

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

Reported net loss and net loss per basic and diluted share adjusted to exclude amortization of goodwill for the year ended December 31, 2001 are as follows (in thousands, except per share amounts):

                                                    Net Loss     Net Loss
                                          Net       per Basic   per Diluted
Year ended December 31, 2001              Loss         Share        Share
----------------------------              ----         -----        -----
  Reported results                      $(11,127)     $(.25)    $(.25)
  Goodwill amortization, net of tax        2,274        .05       .05
                                        --------      -----     -----
  Adjusted results                      $ (8,853)     $(.20)    $(.20)
                                        ========      =====     =====

NOTE 9: ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

December 31,                                     2003         2002
                                              -------      -------
Forward contracts and currency swaps          $12,971      $ 3,414
Income taxes                                    3,017        1,738
Salaries, commissions, and payroll taxes        2,763        3,097
Consumption taxes                               2,368          404
Vacation                                        2,348        1,586
Warranty obligation                             2,119        1,523
Professional fees                               1,780        2,737
Purchase commitments                            1,400        1,400
Other                                           3,332        4,073
                                              -------      -------
                                              $32,098      $19,972
                                              =======      =======

The changes in the warranty obligation are as follows (in thousands):

Balance at December 31, 2002                            $ 1,523
Provisions for warranties issued during the period        1,591
Provisions related to pre-existing warranties               550
Fulfillment of warranty obligations                      (1,771)
Foreign exchange rate changes                               226
                                                        -------
Balance at December 31, 2003                            $ 2,119
                                                        =======

NOTE 10: LEASES

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2014 and are accounted for as operating leases. Annual rental expense totaled $4,427,000 in 2003, $4,536,000 in 2002, and $4,673,000 in 2001. Future minimum rental payments under these agreements are as follows at December 31, 2003 (in thousands):

Year ended December 31,                          Amount
-----------------------                          ------
2004                                             $2,443
2005                                              1,643
2006                                                287
2007                                                264
2008                                                108
Thereafter                                          428
                                                 ------
                                                 $5,173
                                                 ======

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2007. Annual rental income totaled $1,137,000 in 2003, $1,224,000 in 2002, and $1,426,000 in 2001. Rental
income and related expenses are included in "Investment and other income" on the Consolidated Statements of Operations. Future minimum rental receipts under non-cancelable lease agreements are $746,000 in 2004, $796,000 in 2005 and 2006, and $199,000 in 2007.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: INDEMNIFICATION PROVISIONS

Except as limited by Massachusetts law, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. The maximum potential amount of future payments the Company could be required to make under these provisions is unlimited. The Company has never incurred significant costs related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company accepts standard limited indemnification provisions in the ordinary course of business, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company's products. The term of these indemnification provisions generally coincides with the customer's use of the Company's products. The maximum potential amount of future payments the Company could be required to make under these provisions is always subject to fixed monetary limits. The Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company also accepts limited indemnification provisions from time to time, whereby it indemnifies customers for certain direct damages incurred in connection with bodily injury and property damage arising from the installation of the Company's products. The term of these indemnification provisions generally coincides with the period of installation. The maximum potential amount of future payments the Company could be required to make under these provisions is limited and is likely recoverable under the Company's insurance policies. As a result of this coverage, and the fact that the Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions, the Company believes the estimated fair value of these provisions is minimal.

NOTE 12: BANK GUARANTEES

On May 27, 2003, the Company provided bank guarantees totaling 3,051,000,000 Yen (or approximately $28,416,000) to taxing authorities in Japan. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S. - Japan income tax treaty. The Company has filed a notice of objection and request for deferral of tax payment and intends to contest this assessment vigorously, although no assurances can be made that the Company will prevail in this matter. The Company has also filed a request with the Internal Revenue Service Tax Treaty Division for competent authority assistance. Until this matter is resolved, the Company is required to provide bank guarantees to collateralize these tax assessments. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $28,416,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S.

NOTE 13: STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

STOCK REPURCHASE PROGRAM

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2003, the Company did not repurchase any shares under this program. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. There were no shares repurchased under this program prior to 2002.

STOCK OPTION PLANS

At December 31, 2003, the Company had 8,998,645 shares available for grant under the following stock option plans: the 1998 Director Plan, 34,000; the 1998 Stock Incentive Plan, 1,464,645; no shares under the 2001 Interim General Stock Incentive Plan; and the 2001 General Stock Option Plan, 7,500,000.

The 2001 General Stock Option Plan was adopted by the Board of Directors on December 11, 2001 without stockholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 7,500,000 shares. All option grants must have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. No stock options have been granted under the 2001 General Stock Option Plan.

The 2001 Interim General Stock Incentive Plan was adopted by the Board of Directors on July 17, 2001 without stockholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 400,000 shares. All option grants have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. All 400,000 stock options have been granted under the 2001 Interim General Stock Incentive Plan.

On April 21, 1998, the stockholders approved the 1998 Stock Incentive Plan, under which the Company may initially grant stock options and stock awards

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to purchase up to 1,700,000 shares of common stock. Effective January 1, 1999 and each January 1st thereafter during the term of the 1998 Stock Incentive Plan, the number of shares of common stock available for grants of stock options and stock awards shall be increased automatically by an amount equal to 4.5% of the total number of issued shares of common stock, including shares held in treasury, as of the close of business on December 31st of the preceding year.

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

The following table summarizes the status of the Company's stock option plans at December 31, 2003, 2002, and 2001, and changes during the years then ended (in thousands, except per share amounts):

                                                                  2003                     2002                       2001
                                                        -----------------------   ----------------------   ------------------------
                                                                   WEIGHTED-                  Weighted-                 Weighted-
                                                                     AVERAGE                   Average                   Average
                                                        SHARES   EXERCISE PRICE   Shares   Exercise Price   Shares   Exercise Price
                                                        ------   --------------   ------   --------------   ------   --------------
Outstanding at beginning of year                        10,381       $ 22.40       9,529       $ 22.31       8,014       $ 21.04
Granted at fair market value                             2,402         21.54       2,211         21.38       2,630         25.28
Exercised                                               (1,279)        15.84        (550)        12.56        (467)        10.10
Forfeited                                                 (518)        25.75        (809)        25.26        (648)        27.54
                                                       -------                   -------                   -------
Outstanding at end of year                              10,986         22.85      10,381         22.40       9,529         22.31
                                                       =======                   =======                   =======

Options exercisable at year-end                          5,182         22.37       4,156         19.01       2,842         15.93
Weighted-average grant-date fair value of options
  granted during the year at fair market value         $  8.32                   $  8.39                   $ 10.34

No stock options were granted above fair market value in 2003, 2002, or 2001.

The following table summarizes information about stock options outstanding at December 31, 2003 (in thousands, except per share amounts):

                                 Options Outstanding                  Options Exercisable
                   --------------------------------------------  ----------------------------
                                   Weighted-
                                   Average
                                   Remaining        Weighted-                    Weighted-
Range of             Number        Contractual      Average         Number       Average
Exercise Prices    Outstanding   Life (in years)  Exercise Price  Exercisable  Exercise Price
---------------    -----------   ---------------  --------------  -----------  --------------
  1.00 - 15.72        1,476           4.6            $ 11.13         1,247      $ 10.45
15.88 - 20.63         1,743           7.1              17.53           902        16.90
21.11 - 21.20         1,895           9.4              21.19            16        21.11
21.38 - 22.44         1,848           8.1              21.89           722        21.90
22.63 - 28.76         2,089           7.6              25.79         1,173        25.85
28.88 - 59.69         1,935           8.0              35.96         1,122        36.67
                     ------                                          -----
                     10,986           7.6              22.85         5,182        22.37
                     ======                                          =====

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. The maximum number of shares of common stock available for issuance under the ESPP is 250,000 shares. Effective January 1, 2001 and each January 1st thereafter during the term of the ESPP, 250,000 shares of common stock will always be available for issuance. Shares purchased under the ESPP totaled 31,667 in 2003, 38,105 in 2002, and 34,004 in 2001. The weighted-average fair value of shares purchased under the ESPP was $9.89 in 2003, $5.73 in 2002, and $7.73 in 2001.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31,                    2003        2002       2001
                                        -------     -------    -------
Risk-free interest rate                     2.0%        1.5%       2.9%
Expected life (in months)                    12           6          6
Expected volatility                          58%         57%        62%
Expected annualized dividend yield          .85%         --         --

NOTE 14: EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $917,000 in 2003, $869,000 in 2002, and $1,004,000 in 2001. Cognex stock is not an investment alternative, nor are Company contributions made in the form of Cognex stock.

NOTE 15: INCOME TAXES

Domestic income before taxes was $24,852,000, $3,422,000, and $3,068,000 and foreign loss before taxes was $1,604,000, $11,626,000, and $18,739,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

The provision (benefit) for income taxes consists of the following (in thousands):

Year Ended December 31,         2003          2002          2001
                             -------       -------       -------
Current:
   Federal                   $ 6,330       $(1,930)      $ 3,742
   State                         431            48          (319)
   Foreign                     2,181         1,040           536
                             -------       -------       -------
                               8,942          (842)        3,959
Deferred:
   Federal                      (616)          524        (7,093)
   State                          48           (51)          822
   Foreign                    (1,077)       (1,808)       (2,232)
                             -------       -------       -------
                              (1,645)       (1,335)       (8,503)
                             -------       -------       -------
                             $ 7,297       $(2,177)      $(4,544)
                             =======       =======       =======

A reconciliation of the United States federal statutory corporate tax to the Company's effective tax is as follows (in thousands):

Year Ended December 31,                      2003          2002          2001
                                          -------       -------       -------
Income tax provision (benefit)
   at federal statutory rate              $ 8,137       $(2,871)      $(5,485)
State income taxes, net of
   federal benefit                            325            67            38
Tax-exempt investment income               (1,901)       (2,992)       (3,656)
Foreign tax rate differential               1,023         2,934         1,933
Goodwill amortization and
   impairment charges                          --           846         2,382
Other                                        (287)         (161)          244
                                          -------       -------       -------
Provision (benefit) for income taxes      $ 7,297       $(2,177)      $(4,544)
                                          =======       =======       =======

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets consist of the following (in thousands):

December 31,                                            2003           2002
                                                    --------       --------
Current deferred tax assets:
  Inventory and revenue related                     $  6,494       $  7,929
  Bonus, commission, and other compensation              500            334
  Other                                                1,229          1,706
                                                    --------       --------
Total net current deferred tax asset                $  8,223       $  9,969
                                                    ========       ========
Noncurrent deferred tax assets (liabilities):
  Federal and state tax credit carryforwards        $  6,638       $  4,473
  Foreign net operating loss carryforwards             5,519          4,523
  Acquired complete technology and
    other intangibles                                  3,353          3,528
  Federal and state capital loss carryforwards         1,694          1,979
  Acquired in-process technology                       1,021          1,135
  Depreciation                                         1,308            435
  Unrealized investment gains (losses)                  (462)            95
  Other                                                  357            440
                                                    --------       --------
Total net noncurrent deferred tax asset             $ 19,428       $ 16,608
                                                    ========       ========


At December 31, 2003, the Company had federal research and experimentation tax credit carryforwards of approximately $4,053,000, which may be available to offset future federal income tax liabilities and will expire in 2021. The Company also had approximately $1,266,000 of alternative minimum tax credits and approximately $708,000 of foreign tax credits, which may be available to offset future regular income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will begin to expire in 2007. In addition, the Company had approximately $611,000 of state research and experimentation tax credit and investment tax credit carry-forwards, which will begin to expire in 2005.

At December 31, 2003, the Company's foreign subsidiaries had net operating loss carryforwards of approximately $39,950,000, of which $1,775,000, representing a tax benefit of $747,000, will expire in 2006. The remaining balance of $38,175,000, representing a tax benefit of $4,772,000, has an unlimited life.

The Company did not establish valuation allowances against its deferred tax assets at December 31, 2003 and 2002. While these assets are not assured of realization, the Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

NOTE 16: NET INCOME (LOSS) PER SHARE

Net income (loss) per share is calculated as follows (in thousands, except per share amounts):

Year Ended December 31,                   2003          2002           2001
                                        --------      --------       --------
Net income (loss)                       $ 15,951      $ (6,027)      $(11,127)
                                        ========      ========       ========
Basic:
  Weighted-average common
    shares outstanding                    43,173        43,503         43,639
                                        ========      ========       ========
  Net income (loss) per
    common share                        $   0.37      $  (0.14)      $  (0.25)
                                        ========      ========       ========

Diluted:
  Weighted-average common
    shares outstanding                    43,173        43,503         43,639
  Effect of dilutive stock options         1,293            --             --
                                        --------      --------       --------
  Weighted-average common
    and common equivalent
    shares outstanding                    44,466        43,503         43,639
                                        ========      ========       ========
  Net income (loss) per common
    and common equivalent share         $   0.36      $  (0.14)      $  (0.25)
                                        ========      ========       ========

Stock options to purchase 2,934,936, 6,347,233, and 3,066,622 shares of common stock were outstanding during the years ended December 31, 2003, 2002, and 2001, respectively, but were not included in the calculation of diluted net income
(loss) per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Additionally, stock options to purchase 939,961 and 1,615,524 shares of common stock were not included in the calculation of diluted net loss per share for the years ended December 31, 2002 and 2001, respectively, because they were antidilutive.

NOTE 17: SEGMENT AND GEOGRAPHIC INFORMATION

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

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about the Company's segments (in thousands):


                                                                    Reconciling
                                         MVSD            SISD           Items       Consolidated
                                         ----            ----           -----       ------------
YEAR ENDED DECEMBER 31, 2003
  Product revenue                     $ 108,170       $  22,500             --       $ 130,670
  Service revenue                        12,846           6,576             --          19,422
  Depreciation and amortization           5,863             392      $     179           6,434
  Operating income (loss)                20,107           3,830         (4,427)         19,510
Year Ended December 31, 2002
  Product revenue                     $  78,270       $  17,932             --       $  96,202
  Service revenue                        12,088           5,817             --          17,905
  Depreciation and amortization           6,487             388      $     202           7,077
  Operating income (loss)                (3,181)          1,369         (7,946)         (9,758)
Year Ended December 31, 2001
  Product revenue                     $ 100,188       $  19,100             --       $ 119,288
  Service revenue                        16,886           4,555             --          21,441
  Depreciation and amortization           9,247           1,644      $     223          11,114
  Inventory and intangible asset
    impairment charges                       --              --         27,547          27,547
  Operating income (loss)                10,189             138        (37,339)        (27,012)

Reconciling items consist of the benefit from the sale of previously reserved inventory of $1,290,000 in 2003 and the sale of previously reserved inventory and the favorable resolution of inventory purchase commitments of $2,684,000 in 2002, which related to the MVSD segment. Reconciling items also consist of inventory and intangible asset impairment charges in 2001, $21,892,000 of which related to the MVSD segment and $5,655,000 of which related to the SISD segment. These items are not included in the segment's operating income (loss) for the purpose of making operating decisions and assessing performance. In addition, reconciling items include unallocated corporate expenses that totaled $5,717,000, $10,630,000, and $9,792,000 in 2003, 2002, and 2001, respectively.
These expenses primarily include corporate headquarters costs and patent infringement litigation.

Asset information by segment is not produced internally for use by the chief operating decision maker, and therefore, is not presented. Asset information is not provided because the cash and investments are comingled and the divisions share assets and resources in a number of locations around the world.

No customer accounted for greater than 10% of revenue in 2003, 2002, or 2001.

The following table summarizes information about geographic areas (in thousands):

                                   United
                                   States         Japan       Ireland         Other     Consolidated
                                   ------         -----       -------         -----     ------------
YEAR ENDED DECEMBER 31, 2003
  Product revenue                 $ 43,001            --      $ 87,669            --      $130,670
  Service revenue                   12,792            --         6,630            --        19,422
  Long-lived assets                 27,921      $  2,434        13,358      $    925        44,638
Year Ended December 31, 2002
  Product revenue                 $ 44,292      $ 14,355      $ 37,555            --      $ 96,202
  Service revenue                   13,263         2,119         2,523            --        17,905
  Long-lived assets                 28,891         3,077         2,744      $  1,040        35,752
Year Ended December 31, 2001
  Product revenue                 $ 75,124      $ 26,680      $ 17,484            --      $119,288
  Service revenue                   17,287         2,607         1,547            --        21,441
  Long-lived assets                 32,733         3,830         2,031      $  1,195        39,789

Revenue is presented geographically based upon the country in which the sale is recorded. The "Other" column represents all long-lived assets in other countries, none of which were individually significant, and that are included in "Other assets" on the Consolidated Balance Sheets.

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: ACQUISITIONS

ACQUISITION OF SIEMENS DEMATIC AG WAFER IDENTIFICATION BUSINESS

On March 31, 2003, the Company acquired the wafer identification business of Siemens Dematic AG, a subsidiary of Siemens AG. Siemens Dematic is a leading supplier of logistics and factory automation equipment and has been a leading supplier of wafer identification systems to semiconductor manufacturers in Europe. Under the terms of the agreement, the Company acquired the rights to all of Siemens' patented and unpatented wafer identification technology, as well as substantially all of the assets related to its wafer identification business. This acquisition enhances the Company's position as a leading provider of wafer identification systems worldwide. The results of operations of the acquired business have been included in the Company's consolidated results of operations since the date of the acquisition. The historical results of operations of the acquired business were not material compared to the consolidated results of operations, and therefore, pro forma results are not presented.

The purchase price consisted of 7,000,000 Euros in cash (or approximately $7,630,000) paid on March 31, 2003, with the potential for an additional cash payment in 2005 of up to 1,700,000 Euros (or approximately $2,138,000) depending upon the achievement of certain performance criteria. The contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill. The March 31, 2003 cash payment of 7,000,000 Euros was based upon an estimated balance sheet for the wafer identification business as of March 31, 2003. The Company has reviewed the actual March 31, 2003 balance sheet and is currently disputing certain amounts with Siemens which will be resolved by an independent arbiter. As such, the cash payment may be adjusted in 2004 based upon the outcome of this arbitration, with such adjustment allocated to goodwill.

The purchase price was allocated as follows: $616,000 to inventories; $628,000 to receivables; $25,000 to accrued expenses; $4,469,000 to customer contracts and relationships, to be amortized over eight years; $447,000 to complete technology, to be amortized over five years; $98,000 to patents, to be amortized over five years; $44,000 to non-compete agreements, to be amortized over three years; and $1,353,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

ACQUISITION OF GAVITEC AG MACHINE VISION BUSINESS

On December 1, 2003, the Company acquired the machine vision business of Gavitec AG. Gavitec produces machine vision products for direct part mark identification (or Industrial ID), which can read markings on the surfaces of manufactured items to collect data about product components during the manufacturing process and trace the manufacturing history of the components during the product's lifetime. Under the terms of the agreement, the Company acquired all of the tangible and intangible assets and assumed certain liabilities associated with Gavitec's machine vision business. This acquisition strengthens the Company's overall market position in Germany and combines Gavitec's experience in the design of easy-to-use Industrial ID products with Cognex's global sales force and engineering support to enable the Company to provide additional products for the growing Industrial ID market. The results of operations of the acquired business have been included in the Company's consolidated results of operations since the date of the acquisition. The historical results of operations of the acquired business were not material compared to the consolidated results of operations, and therefore, pro forma results are not presented.

The purchase price consisted of 3,800,000 Euros in cash (or approximately $4,534,000), including 3,500,000 Euros paid at closing, 100,000 Euros to be paid on December 1, 2004, and 200,000 Euros to be paid on December 1, 2005. There is the potential for an additional cash payment of up to 250,000 Euros in both 2004 and 2005 (or approximately $314,000 in each year) depending upon the achievement of certain performance criteria. The contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill.

The purchase price was allocated as follows: $213,000 to inventories; $76,000 to receivables; $60,000 to fixed assets; $114,000 to accrued expenses; $2,726,000 to customer contracts and relationships, to be amortized over nine years; $155,000 to complete technology, to be amortized over three years; and $1,400,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

NOTE 19: DIVIDENDS

On August 5, 2003, the Company's Board of Directors declared a cash dividend of $0.06 per share. The dividend was paid on September 19, 2003 to all stockholders of record at the close of business on August 29, 2003. On October 24, 2003, the Company's Board of Directors declared a cash dividend of $0.06 per share. The dividend was paid on November 25, 2003 to all stockholders of record at the close of business on November 10, 2003.

NOTE 20: SUBSEQUENT EVENT (UNAUDITED)

On February 5, 2004, the Company's Board of Directors declared a cash dividend of $0.06 per share. The dividend was paid on March 5, 2004 to all stockholders of record at the close of business on February 20, 2004. Future dividends will be declared at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant. The Board of Directors may modify the Company's dividend policy from time to time.

NOTE 21: SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

Cash paid for income taxes totaled $4,169,000 in 2003, $1,180,000 in 2002, and $6,741,000 in 2001.

Common stock received as payment for stock option exercises totaled $134,000 in 2003, $2,467,000 in 2002, and $744,000 in 2001.

The Company retired certain fully-depreciated property, plant, and equipment totaling $2,497,000 in 2003, $5,407,000 in 2002, and $282,000 in 2001.

COGNEX CORPORATION: REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

We have audited the accompanying consolidated balance sheet of Cognex Corporation and subsidiaries as of December 31 2003, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST + YOUNG LLP
Boston, Massachusetts
January 23, 2004

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF COGNEX CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cognex Corporation and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for each of the two years in the periods ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management: our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted In the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
January 24, 2003

COGNEX CORPORATION: FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

Year Ended December 31,                                      2003           2002            2001            2000           1999
                                                        ---------      ---------       ---------       ---------      ---------
Statement of Operations Data:
Revenue                                                 $ 150,092      $ 114,107       $ 140,729       $ 250,726      $ 152,125
Cost of revenue                                            50,139         39,859          62,345          63,820         45,221
                                                        ---------      ---------       ---------       ---------      ---------
Gross margin                                               99,953         74,248          78,384         186,906        106,904
Research, development, and engineering expenses            24,719         25,630          30,094          33,341         27,536
Selling, general, and administrative expenses              55,724         58,376          61,262          62,015         44,478
Amortization of goodwill                                       --             --           3,108           1,964            265
Charge for acquired in-process technology                      --             --              --              --             --
Charge for intangible asset impairment                         --             --          10,932              --             --
                                                        ---------      ---------       ---------       ---------      ---------
Operating income (loss)                                    19,510         (9,758)        (27,012)         89,586         34,625
Nonoperating income                                         3,738          1,554          11,341          10,632          8,255
                                                        ---------      ---------       ---------       ---------      ---------
Income (loss) before taxes                                 23,248         (8,204)        (15,671)        100,218         42,880
Income tax provision (benefit)                              7,297         (2,177)         (4,544)         32,070         12,435
                                                        ---------      ---------       ---------       ---------      ---------
Net income (loss)                                       $  15,951      $  (6,027)      $ (11,127)      $  68,148      $  30,445
                                                        =========      =========       =========       =========      =========
Basic net income (loss) per share                       $    0.37      $   (0.14)      $   (0.25)      $    1.58      $    0.74
                                                        =========      =========       =========       =========      =========
Diluted net income (loss) per share                     $    0.36      $   (0.14)      $   (0.25)      $    1.49      $    0.69
                                                        =========      =========       =========       =========      =========
Basic weighted-average common shares outstanding           43,173         43,503          43,639          43,043         40,932
                                                        =========      =========       =========       =========      =========
Diluted weighted-average common shares outstanding         44,466         43,503          43,639          45,698         43,986
                                                        =========      =========       =========       =========      =========
Cash dividends per common share                         $    0.12      $      --       $      --       $      --      $      --
                                                        =========      =========       =========       =========      =========



December 31,                    2003          2002          2001          2000          1999
                            --------      --------      --------      --------      --------
BALANCE SHEET DATA:
  Working capital           $150,311      $162,808      $143,712      $167,913      $126,298
  Total assets               432,533       385,934       406,904       436,141       314,822
  Long-term debt                  --            --            --            --            --
  Stockholders' equity       384,994       354,520       378,044       383,949       276,624

COGNEX CORPORATION: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)

2003 Quarter Ended                    MARCH 30        JUNE 29       SEPTEMBER 28     DECEMBER 31
------------------                    --------        -------       ------------     -----------
Revenue                              $   32,888      $   36,622      $   38,704      $   41,878
Gross margin                             21,172          24,623          25,514          28,644
Operating income                          1,945           4,411           5,507           7,647
Net income                                1,793           3,306           5,138           5,714
Basic net income per share                 0.04            0.08            0.12            0.13
Diluted net income per share               0.04            0.08            0.11            0.13
Cash dividends per common share              --              --            0.06            0.06
Common stock prices:
  High                                    24.40           24.00           31.79           31.11
  Low                                     18.17           17.91           20.55           25.00


2002 Quarter Ended                        March 31          June 30       September 29      December 31
------------------                        --------          -------       ------------      -----------
Revenue                                  $   21,780       $   26,671       $   31,827       $   33,829
Gross margin                                 13,215           17,443           20,762           22,828
Operating income (loss)                      (5,855)          (3,759)          (1,503)           1,359
Net income (loss)                            (2,520)          (4,712)             781              424
Basic net income (loss) per share             (0.06)           (0.11)            0.02             0.01
Diluted net income (loss) per share           (0.06)           (0.11)            0.02             0.01
Cash dividends per common share                  --               --               --               --
Common stock prices:
  High                                        30.00            29.68            21.10            23.30
  Low                                         21.20            18.55            13.75            13.01

COGNEX CORPORATION: COMPANY INFORMATION

TRANSFER AGENT
National City Bank
Corporate Trust Operations
3rd Floor, North Annex
4100 West 150th Street
Cleveland, OH 44135-1385
Telephone: (216) 257-8663
Toll free: (800) 622-6757

GENERAL COUNSEL
Goodwin Procter LLP
Boston, Massachusetts

INDEPENDENT AUDITORS
Ernst & Young LLP
Boston, Massachusetts

FORM 10-K
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

BOARD OF DIRECTORS

Robert J. Shillman
President, Chief Executive Officer,
and Chairman
Cognex Corporation

Patrick A. Alias
Executive Vice President
Cognex Corporation

Jerald G. Fishman
President and Chief Executive Officer
Analog Devices, Inc.

William A. Krivsky
Principal
Kellogg, Krivsky & Buttler, Inc.

Anthony Sun
Managing General Partner
Venrock Associates

Reuben Wasserman
Business Consultant

OFFICERS

Robert J. Shillman
President, Chief Executive Officer,
and Chairman

Patrick A. Alias
Executive Vice President

James F. Hoffmaster
Chief Operating Officer and
Executive Vice President

Richard A. Morin
Senior Vice President of Finance and
Administration, Chief Financial Officer, and Treasurer

John McGarry
Senior Vice President, In-Sight Products

William Silver
Senior Vice President and
Chief Technology Officer, MVSD

Additional copies of this annual report are also available, without charge, upon request to the above address.

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 27, 2004, there were approximately 600 holders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The Company declared and paid a cash dividend of $0.06 per share in the third and fourth quarters of 2003 and the first quarter of 2004. Any future declaration and payment of cash dividends will be subject to the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, changes to tax legislation, and other factors deemed relevant by the Company's Board of Directors.

This annual report, including the letter to stockholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements" in this report for a discussion regarding risks associated with these statements.

Cognex Corporation has no connection, association, or affiliation to The National Enquirer, or its publishers. The similarity of this report to The National Enquirer is intentional; it's a parody! The National Enquirer trademark is owned by Best Medium Publishing Co., Inc. in New York, NY.

Copyright (C)2004 by Cognex Corporation. All rights reserved. Any part of this work may be reproduced or transmitted in any form or by any means without written consent of Cognex Corporation, under the condition that the source of the excerpted material is given.

Cognex, Cognex Vision for Industry, In-Sight, SmartView, and VisionPro are registered trademarks, and DataMan and PatFlex are trademarks of Cognex. All other brand names, service marks and trademarks, whether or not registered, are the property of their respective owners.

Design: PointOne Marketing & Design, Danvers, MA www.pointonemarketing.com Printed in the United States of America

COGNEX CORPORATION: OFFICES

UNITED STATES
Corporate Headquarters
One Vision Drive
Natick, MA 01760
Telephone: (508) 650-3000
Fax: (508) 650-3333

2060 Challenger Drive
Alameda, CA 94501
Telephone: (510) 749-4000
Fax: (510) 865-9927

1001 Rengstorff Avenue
Mountain View, CA 94043
Telephone: (650) 969-4812
Fax: (650) 969-4818

850 East Diehl Road, Suite 125
Naperville, IL 60563
Telephone: (630) 649-6312
Fax: (630) 955-0661

46850 Magellan Drive, Suite 150
Novi, MI 48377
Telephone: (248) 668-5100
Fax: (248) 624-2964

15865 SW 74th Avenue, Suite 105
Portland, OR 97224
Telephone: (503) 620-6601
Fax: (503) 620-6093

318 Seaboard Lane, Suite 314
Franklin, TN 37067
Telephone: (615) 844-6158
Fax: (615) 844-6159

West Allis, Wisconsin
10150 West National Avenue, Suite 202
West Allis, WI 53227
Telephone: (414) 604-7000
Fax: (414) 604-2342

CANADA
Cognex Canada, Inc.
9970 Cote de Liesse, Suite 110
Lachine, Quebec H8T 1A1
Telephone: (514) 420-0828
Fax: (514) 636-3749

FINLAND
Cognex Finland, Oy
Kellonkierto 7
70460 Kuopio, Finland
Telephone: +358-17-3893 200
Fax: +###-##-#### 232

FRANCE
Cognex International Inc., France
104 Avenue Albert 1er
F-92563 Rueil Malmaison cedex, France
Telephone: +33-1-47-77-15-50
Fax: +33-1-47-77-15-55

GERMANY
Cognex Germany, Inc.
Emmy Noether Strasse 11
D-76131 Karlsruhe, Germany
Telephone: +49-721-6639-0
Fax: + 49-721-6639-599

IRELAND
Cognex, Limited
Dollard House, 4th Floor
Wellington Quay
Dublin 2, Ireland
Telephone: +353 1 667 3812
Fax: +353 1 679 6470

ITALY
Cognex International Inc., Italy
Via Gasparotto, 1
I-20124 Milano, Italy
Telephone: +39-02-67471200
Fax: +39-02-67471300

NETHERLANDS
Cognex Benelux
Fellenoord 130
NL-5611 ZB Eindhoven, Netherlands
Telephone: +31-402668565
Fax: +31-402668567

UNITED KINGDOM
Cognex UK, Ltd.
Sunningdale House
43 Caldecotte Lake Drive
Caldecotte Lake Business Park
Milton Keynes MK7 8LF, UK
Telephone: +44-1908-206000
Fax: +44-1908-392463

Cognex UK, Ltd., Epsom Branch
Units 7-9, First Quarter
Blenheim Road, Epsom

Surrey KT19 9QN, UK
Telephone: +44-1372-754 100
Fax: +44-1372-754 150

SWEDEN
Cognex International Inc., Sweden
Skrapan 1830
Kopparbergsvagen 10
S-722 10 Vasteras, Sweden
Telephone: +46-21-145588
Fax: +46-21-144080

JAPAN
Cognex KK-Headquarters
23F Bunkyo Green Court
2-28-8 Honkomagome, Bunkyo-ku
Tokyo 113-6591, Japan
Telephone: +81-3-5977-5400
Fax: +81-3-5977-5401

Cognex KK-Osaka
3F Central Shin-Osaka Building
4-5-36 Miyahara, Yodogawa-ku
Osaka-shi, Osaka 532-0003, Japan
Telephone: +81-6-4807-8201
Fax: +81-6-4807-8202

Cognex KK-Fukuoka
5F, Dai 5 Hakata Kaisei Building
1-18-25 Hakataeki-Higashi, Hakata-ku
Fukuoka-shi, Fukuoka-ken
812-0013, Japan
Telephone: +81-92-432-7741
Fax: +81-92-412-3590

Cognex KK-Nagoya
4F, IT Meieki Building
3-11-22 Meieki
Nakamura-ku, Nagoya-shi, Aichi-ken
450-0002, Japan
Telephone: +81-52-569-5900
Fax: +81-52-581-7760

Cognex KK-Sendai
10F, Sendai-Hashimoto Building
27-21 Tachimachi
Aoba-ku , Sendai-shi, Miyagi-ken
980-0822, Japan
Telephone: +81-22-711-1971
Fax: +81-22-711-1982

SINGAPORE
Cognex Singapore, Inc.
10 Anson Road
#33-09/11 International Plaza
Singapore 079903
Telephone: +65-632-55-700
Fax: +65-632-55-703

TAIWAN
Cognex Taiwan, Inc.
6F-1, No 440 Chung-Hsiao Road, Hsin-Chu City
300 Taiwan, R.O.C.
Telephone: +886-3-5626660
Fax: +886-3-5626661

KOREA
Cognex Korea, Inc.
8Fl., Dongkyung Bldg. 824-19
Yuksam-dong, Kangnam-ku
Seoul, 135-080, Korea
Telephone: +82-2-539-9047
Fax: +82-2-569-9823

CHINA
Cognex Asia, Inc.
CIIC Business Center
Unit B, 22/F Jian Hui Building
922 Heng Shan Road
Shanghai 200030 PRC
Telephone: +86-21-6407-5835
Fax: +86-21-6447-0246


38