Form 10-K, Exhibit 13
period 2004-12-31
COGNEX CORP
filed 2005-03-11
CIK 851205

                                                                      EXHIBIT 13

                                                          COGNEX CORPORATION: 25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

26 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Cognex Corporation (the "Company") designs, develops, manufactures, and markets machine vision systems, or computers that can "see," which are used to automate a wide range of manufacturing processes where vision is required. The Company's Modular Vision Systems Division (MVSD) specializes in machine vision systems that are used to automate the manufacture of discrete items, while the Company's Surface Inspection Systems Division (SISD) specializes in machine vision systems that are used to inspect the surfaces of materials processed in a continuous fashion.

      In addition to product revenue derived from the sale of machine vision systems, the Company also generates revenue by providing maintenance and support, education, consulting, and installation services to its customers. The Company's customers can be classified into three categories: semiconductor and electronics capital equipment manufacturers, discrete manufacturing customers, and surface inspection customers. Semiconductor and electronics capital equipment manufacturers purchase Cognex machine vision systems and integrate them into the capital equipment that they manufacture and then sell to their customers in the semiconductor and electronics industries that either make computer chips or make printed circuit boards containing computer chips. Although the Company sells to original equipment manufacturers (OEMs) in a number of industries, these semiconductor and electronics OEMs have historically been large consumers of the Company's products. The discrete manufacturing category includes a wide array of manufacturers who use machine vision for applications in a variety of industries, including the packaging, automotive, consumer electronics, food and beverage, and personal care industries. The majority of these customers are end users who purchase Cognex machine vision systems and install them directly on their production lines. The last category, surface inspection customers, includes manufacturers of materials processed in a continuous fashion, such as paper and steel.

      Over the past few years, the Company has been successful in diversifying its customer base beyond semiconductor and electronics capital equipment manufacturers. Demand from these capital equipment manufacturers is highly cyclical, with periods of investment followed by temporary downturns. During the first half of 2004, the Company experienced an increase in orders from these customers, resulting in a 64% increase in sales to this sector for the full year 2004 over the prior year. Despite the rebound in this business, the Company generated 58% of its total revenue in 2004 from customers outside of the semiconductor and electronics capital equipment sector. Sales to customers in the discrete manufacturing category increased from the prior year by 29%, while surface inspection sales were down slightly from the prior year.

      The Company's total revenue for 2004 increased 35% from the prior year to $202 million, and because the Company was able to focus increased spending in strategic areas that help drive revenue growth and in employee incentive programs, earnings increased at an even faster rate than revenue. Net income more than doubled from $0.36 per share in 2003 to $0.80 per share in 2004 and grew from 11% of revenue in 2003 to 19% of revenue in 2004.

                                                          COGNEX CORPORATION: 27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following table sets forth certain consolidated financial data as a percentage of revenue:

Year ended December 31,                     2004      2003       2002
-----------------------                     ----      ----       ----
Revenue                                      100%      100%       100%
Cost of revenue                               28        33         35
                                            ----      ----       ----
Gross margin                                  72        67         65
Research, development, and
  engineering expenses                        14        17         23
Selling, general, and
  administrative expenses                     35        37         51
                                            ----      ----       ----
Operating income (loss)                       23        13         (9)
Nonoperating income                            3         3          2
                                            ----      ----       ----
Income (loss) before taxes                    26        16         (7)
Income tax provision (benefit)                 7         5         (2)
                                            ----      ----       ----
Net income (loss)                             19%       11%        (5)%
                                            ====      ====       ====

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

REVENUE

Revenue for the year ended December 31, 2004 increased 35% to $201,957,000 from $150,092,000 for the year ended December 31, 2003. The majority of this growth came from sales to semiconductor and electronics capital equipment manufacturers, which increased $33,001,000, or 64%, from the prior year. While sales to these customers contributed most significantly to the Company's revenue growth in 2004, sales to discrete manufacturing customers also increased by $19,872,000, or 29%, from 2003. Surface inspection sales, however, decreased $1,008,000, or 3%, from the prior year. Although sales to customers outside of the semiconductor and electronics capital equipment sector grew from the prior year and represented the majority of the company's total revenue in 2004, they decreased as a percentage of total revenue to 58% in 2004 from 66% in 2003 due to the significant increase in sales to semiconductor and electronics capital equipment manufacturers. Geographically, revenue increased from the prior year in all of the Company's major regions, but most significantly in Japan, where many of the Company's semiconductor and electronics capital equipment customers are located.

      Product revenue for the year ended December 31, 2004 increased 35% to $176,569,000 from $130,670,000 for the year ended December 31, 2003. The increase in product revenue was due to a higher volume of machine vision systems sold to customers in the semiconductor, electronics, automotive, and other industries. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, increased 31% to $25,388,000 from $19,422,000 due principally to higher revenue generated by maintenance and support programs that are sold bundled with product offerings. Service revenue remained constant as a percentage of total revenue at 13% in both 2003 and 2004.

28 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      MVSD revenue for the year ended December 31, 2004 increased 44% to $173,889,000 from $121,016,000 for the year ended December 31, 2003. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to customers in the semiconductor, electronics, automotive, and other industries. Although surface inspection orders increased from the prior year, the timing of shipments and installations resulted in a 3% decline in SISD revenue to $28,068,000 in 2004 from $29,076,000 in 2003. As a result of the increase in MVSD revenue, SISD revenue decreased as a percentage of total revenue to 14% in 2004 compared to 19% in 2003.

GROSS MARGIN

Gross margin as a percentage of revenue was 72% for 2004 compared to 67% for 2003. The increase in gross margin was primarily due to the impact of the higher sales volume without a proportional increase in manufacturing overhead costs, as well as a greater percentage of total revenue from the sale of modular vision systems, which have higher margins than the sale of services and surface inspection systems.

      Product gross margin as a percentage of revenue was 76% for 2004 compared to 71% for 2003. The increase in product margin was primarily due to the increased sales volume, as well as the shift in product mix to higher-margin modular vision systems. Service gross margin as a percentage of revenue was 43% for 2004 compared to 37% for 2003. Many of the Company's products are sold with bundled maintenance and support programs for which the revenue is recognized over the program period. The increasing volume of product sales in 2003 and 2004 has resulted in higher service revenue derived from these maintenance and support programs. Although service costs increased to support the additional revenue, the increase in revenue was greater than the increase in costs.

      MVSD gross margin as a percentage of revenue was 76% for 2004 compared to 71% for 2003. The increase in MVSD margin was primarily due to the higher sales volume of modular vision systems. SISD gross margin as a percentage of revenue was 45% for 2004 compared to 48% for 2003. The decrease in SISD margin was due principally to the impact of the lower revenue, while costs increased slightly.

OPERATING EXPENSES

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2004 increased 9% to $27,063,000 from $24,719,000 for the year ended December 31, 2003. MVSD R,D&E expenses increased $2,156,000, or 10%, from the prior year primarily due to higher personnel-related costs, including the additional engineering personnel resulting from the acquisition of the machine vision business of Gavitec AG on December 1, 2003 and the accrual of company bonuses for 2004. SISD R,D&E expenses increased $188,000, or 7%, from the prior year due principally to the accrual of company bonuses for 2004.

      Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2004 increased 27% to $70,674,000 from $55,724,000 for the year ended December 31, 2003. MVSD S,G&A expenses increased $11,577,000, or 27%,

                                                          COGNEX CORPORATION: 29
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

from the prior year, while SISD S,G&A expenses increased $1,031,000, or 14%, from 2003. Corporate expenses that are not allocated to a division increased $2,342,000, or 41%, from the prior year. The increase in MVSD expenses was primarily due to the hiring of additional sales personnel and increased marketing spending to grow the Company's base of discrete manufacturing customers, higher commissions related to the increased sales volume, and the accrual of company bonuses for 2004, as well as the unfavorable impact of foreign exchange rates on the Company's international operations. A significant amount of the Company's sales and marketing costs are denominated in currencies other than the U.S. Dollar, primarily the Euro Dollar and Japanese Yen. During 2004, the Euro Dollar and Japanese Yen strengthened versus the U.S. Dollar, resulting in a higher level of expenses when these amounts were translated into U.S. Dollars. The increase in SISD expenses was primarily due to higher personnel-related costs, as well as the accrual of company bonuses for 2004. The increase in corporate expenses was principally due to the accrual of company bonuses for 2004, as well as higher professional fees related to services required to ensure the Company's compliance with the Sarbanes-Oxley Act of 2002.

NONOPERATING INCOME

Investment and other income for the year ended December 31, 2004 decreased 14% to $4,670,000 from $5,450,000 for the year ended December 31, 2003. This decrease was due principally to lower average interest rates on the Company's portfolio of debt securities.

      The foreign currency gain for the year ended December 31, 2004 was $1,641,000 compared to a loss of $1,712,000 for the year ended December 31, 2003. The loss in 2003 was primarily due to the revaluation and settlement of the Company's Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. During 2003, the Euro Dollar strengthened versus the U.S. Dollar and Japanese Yen, resulting in foreign currency losses on the Irish subsidiary's books when these receivables were revalued and collected. Although the Company experienced similar losses in 2004, they were offset by gains on the revaluation and settlement of intercompany balances and gains on forward contracts.

INCOME TAXES

The Company's effective tax rate for 2004 was 29% compared to 31% for 2003. The decrease in the effective tax rate was primarily due to more of the Company's profits being earned and taxed in lower tax jurisdictions.

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

30 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

      MVSD revenue for the year ended December 31, 2003 increased 34% to $121,016,000 from $90,358,000 for the year ended December 31, 2002. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to customers in the semiconductor, electronics, automotive, and other industries. SISD revenue for the year ended December 31, 2003 increased 22% to $29,076,000 from $23,749,000 for the year ended December 31, 2002. The increase in SISD revenue was due principally to a higher volume of SmartView, systems sold to customers in the paper and metals industries. The markets served by SISD had not been as severely impacted by the worldwide slowdown in capital spending. As a result, SISD revenue did not increase as dramatically as MVSD revenue, and it decreased as a percentage of total revenue to 19% in 2003 compared to 21% in 2002.

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

                                                          COGNEX CORPORATION: 31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

OPERATING EXPENSES

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2003 decreased 4% to $24,719,000 from $25,630,000 for the year ended December 31, 2002. MVSD R,D&E expenses decreased $1,245,000, or 5%, from the prior year primarily due to a headcount reduction in the third quarter of 2002. SISD R,D&E expenses increased $334,000, or 15%, from the prior year due principally to an increase in spending on software translation services and other activities related to the SmartView product line.

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

32 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

INCOME TAXES

The Company's effective tax rate for 2003 was a provision of 31% compared to a benefit of 27% for 2002. The change in the effective tax rate was primarily due to lower tax-exempt investment income generated from the Company's municipal bond portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically been able to generate positive cash flow from operations, which has funded the Company's operating activities and other cash requirements and has resulted in an accumulated cash, cash equivalent, and investment balance of $391,076,000 at December 31, 2004, representing 85% of shareholders' equity. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity.

      The Company's cash requirements during the year ended December 31, 2004 were met with positive cash flow from operations and the proceeds from the issuance of common stock under stock option and stock purchase plans. Cash requirements primarily consisted of operating activities, capital expenditures, and the payment of dividends. Capital expenditures in 2004 totaled $3,120,000 and consisted primarily of expenditures for computer hardware and software.

      The Company believes that its existing cash, cash equivalent, and investment balance, together with continued positive cash flow from operations, will be sufficient to meet its operating, investing, and financing activities in 2005 and the foreseeable future.

                                                          COGNEX CORPORATION: 33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following table summarizes the Company's material contractual obligations, both fixed and contingent (in thousands):

                    Limited
Year Ended        Partnership
December 31,        Interest    Acquisitions    Leases     Total
------------      -----------   ------------   --------  --------
2005                $  6,625      $   2,577    $  3,878   $ 13,080
2006                       -              -         977        977
2007                       -              -         349        349
2008                       -              -         192        192
2009                       -              -         190        190
Thereafter                 -              -         445        445
                    --------      ---------    --------   --------
                    $  6,625      $   2,577    $  6,031   $ 15,233
                    ========      =========    ========   ========

LIMITED PARTNERSHIP INTEREST

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III L.P. (Venrock), a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. In the original agreement with Venrock, the Company committed to a total investment in the limited partnership of up to $25,000,000, with the commitment period expiring on January 1, 2005. In January 2005, the Company signed an amendment to the original agreement with Venrock, which reduces its commitment to $22,500,000 and extends the commitment period through December 31, 2010. The Company does not have the right to withdraw from the partnership prior to December 31, 2010. As of December 31, 2004, the Company had contributed $15,875,000 to the partnership, including $2,250,000 during 2004. The remaining commitment of $6,625,000 can be called by Venrock in any period through 2010.

ACQUISITIONS

On March 31, 2003, the Company acquired the wafer identification business of Siemens Dematic AG for 7,000,000 Euros in cash (or approximately $7,630,000) paid at closing, with the potential for an additional cash payment in 2005 of up to 1,700,000 Euros (or approximately $2,306,000) depending upon the achievement of certain performance criteria.

      On December 1, 2003, the Company acquired the machine vision business of Gavitec AG for 3,777,000 Euros in cash (or approximately$4,516,000), including 3,477,000 Euros paid at closing, 100,000 Euros (or approximately $123,000) paid on December 1, 2004, and 200,000 Euros (or approximately $271,000) to be paid on December 1, 2005. There was the potential for two additional cash payments of up to 250,000 Euros (or approximately $339,000) each in the third quarter of 2004 and the first quarter of 2005 depending upon the achievement of certain performance criteria. These criteria were not met, and therefore, these contingent payments were not made.

34 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      In addition to the obligations described above, the following items may also result in future material uses of cash:

DERIVATIVE INSTRUMENTS

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Because the terms of the derivative instrument and underlying exposure are generally matched at inception, changes in foreign currency exchange rates should not expose the Company to significant net cash outflows.

STANDBY LETTERS OF CREDIT

On March 25, 2004, the Company provided standby letters of credit totaling 3,146,280,000 Yen (or approximately $30,722,000) to taxing authorities in Japan that are collateralized by investments on the Consolidated Balance Sheet. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and is contesting the TRTB's assertion. Until this matter is resolved, the Company is required to provide collateral for these tax assessments. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $30,722,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S.

STOCK REPURCHASE PROGRAM

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. There have been no other shares repurchased under this program. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including the market value of the Company's common stock and the average return on the Company's invested balances.

DIVIDENDS

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter, including the first quarter of 2005. During the third quarter of 2004, the Company's Board of Directors voted to increase the quarterly cash dividend from $0.06 per share to $0.08 per share. Dividend payments amounted to $12,756,000 during 2004 and $3,698,000 in the first quarter of 2005. Future dividends will be declared at the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant. The Board of Directors may modify the Company's dividend policy from time to time.

                                                          COGNEX CORPORATION: 35
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

REVENUE RECOGNITION

The Company recognizes revenue from product sales upon delivery if a signed customer contract or purchase order has been received, the fee is fixed or determinable, and collection of the resulting receivable is probable. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met. The Company maintains reserves against revenue for potential product returns. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services is recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

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

INVESTMENTS

At December 31, 2004, the Company's investment balance totaled $336,806,000, of which $325,094,000 consisted of municipal bonds. Investments in municipal bonds are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). The remaining investment balance of $11,712,000 represents a limited partnership interest in Venrock

36 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies.

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

      The Company monitors the carrying value of its investment compared to its fair value to determine whether an other-than-temporary impairment in its interest in the limited partnership has occurred. In considering whether a decline in fair value is other than temporary, the Company considers many factors, both qualitative and quantitative in nature. Some of these factors include the duration and extent of the fair value decline, the length of the Company's contractual commitment to the partnership, general economic and stock market trends, and specific communications from the General Partner.

      In 2002, the Company determined that it may be unable to recover the full carrying value of this investment, and as a result, recorded an other-than-temporary impairment charge of $1,768,000 to reduce the carrying value of this investment to its then estimated fair value. Given the nature of the partnership's portfolio and the difficulty inherent in valuing these investments, there is a great deal of uncertainty surrounding the future value of the Company's interest in the limited partnership and future impairment charges may be required.

ACCOUNTS RECEIVABLE

The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for uncollectible accounts are estimated by management taking into account the length of time receivables have been outstanding, specific accounts determined to be at risk for collection, the risks associated with selling to smaller customers, and the economic conditions of the primary regions and industries sold to, as well as general economic conditions. An adverse change in any of these factors may result in the need for additional bad debt provisions.

                                                          COGNEX CORPORATION: 37
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

      In 2001, the Company recorded a $16,300,000 charge for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. The Company has been able to subsequently sell $3,885,000 of this inventory to customers as a result of actual demand being higher than the demand that was forecasted at the time of the charge. In addition, the Company has negotiated the favorable resolution of $894,000 of the inventory purchase commitments. The Company did not record significant excess and obsolete inventory provisions in 2002, 2003, or 2004.

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

WARRANTY OBLIGATIONS

The Company records the estimated cost of fulfilling product warranties at the time of sale based upon historical costs to fulfill warranty obligations. Provisions may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers and third-party contract manufacturers, the Company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. An adverse change in any of these factors may result in the need for additional warranty provisions.

38 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

      At December 31, 2004, the Company had net deferred tax assets of $31,020,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, management has evaluated relevant criteria, including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

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

      The Company recorded foreign currency gains of $1,641,000 in 2004, foreign currency losses of $1,712,000 in 2003, and foreign currency gains of $350,000 in 2002. The Company's exposure to foreign currency gains and losses has increased

                                                          COGNEX CORPORATION: 39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in recent years as a greater portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. In addition, foreign exchange rates have fluctuated more significantly in the past few years.

      Administering the Company's foreign currency risk management program requires the use of estimates and the application of judgment, including compiling forecasts of transaction activity denominated in various currencies. The failure to identify foreign currency exposures and construct effective hedges may result in material foreign currency gains or losses.

NEW PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R requires companies to recognize compensation cost for all share-based payments to employees (including stock option and employee stock purchase plans) at fair value. SFAS 123R will be effective for public companies for interim or annual periods beginning after June 15 , 2005. The Company will adopt SFAS No. 123R beginning in the third quarter of 2005 using the modified prospective method in which compensation cost is recognized beginning on the effective date.

      The Company currently recognizes compensation costs using the intrinsic value based method and, as such, generally recognizes no compensation cost. Accordingly, the adoption of SFAS No. 123R's fair value based method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend upon levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and net income (loss) per share in Note 1 to the Company's consolidated financial statements.

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

      In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to provide an economic hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries.

40 COGNEX CORPORATION:
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

      The success of the Company's foreign currency risk management program depends upon forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated foreign currency gains or losses that could have a material impact on the Company's results of operations. In addition, the failure to identify new exposures and hedge them in a timely manner may result in material foreign currency gains or losses.

      The Company enters into currency swaps to hedge the foreign currency exposure of its long-term intercompany loans between the parent and certain of its European subsidiaries. Currency swaps to exchange a total of 48,340,000 Euro Dollars for U.S. Dollars at a weighted-average settlement price of 1.02 USD/Euro, with original terms of two to five years, were outstanding at December 31, 2004. These instruments had a fair value of $68,565,000 at December 31, 2004. The Company also enters into forward contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between its subsidiaries. In addition, the Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. dollars and Japanese Yen. Forward contracts to exchange 1,421,000,000 Japanese Yen for Euro Dollars at a weighted-average settlement price of 135.55 Yen/Euro and contracts to exchange 2,945,000 U.S. dollars for Euro Dollars at a weighted-average settlement price of 1.34 USD/Euro, both with terms of one to four months, were outstanding at December 31, 2004. These instruments had a fair value of $17,112,000 at December 31, 2004.

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

INTEREST RATE RISK

The Company's investment portfolio includes municipal bonds. Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value. At December 31, 2004, the fair value of the Company's bond portfolio amounted to $325,094,000, with principal amounts totaling $321,120,000, maturities that do not exceed three years, and a yield to maturity of 1.77%. Differences between the fair value and principal amounts of the Company's bond portfolio are primarily attributable to discounts and premiums arising at the acquisition date, as well as unrealized gains and losses at the balance sheet date.

                                                          COGNEX CORPORATION: 41
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Given the relatively short maturities and investment-grade quality of the Company's bond portfolio at December 31, 2004, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

      The following table presents hypothetical changes in the fair value of the Company's bond portfolio at December 31, 2004 arising from selected potential changes in interest rates (in thousands):

                             Valuation                                   Valuation
                           of securities           No change           of securities
                         given an interest        in interest         given an interest
Type of security           rate decrease             rates              rate increase
----------------       -------------------------------------------------------------------
                       (100 BP)     (50 BP)                          50 BP        100 BP
                       -------------------------------------------------------------------
Municipal bonds        $ 327,363   $ 326,185      $   325,094      $ 324,041     $ 323,014

      A 50 basis point (BP) movement in the Federal Funds Rate has occurred in 15 of the last 56 quarters. There has not been a 100 BP movement in the Federal Funds Rate in any of the last 56 quarters.

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

42  COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF OPERATIONS
    (in thousands, except per share amounts)

      Year Ended December 31,           2004           2003           2002
----------------------------------   ---------      ---------       --------
Revenue
   Product                           $ 176,569      $ 130,670       $ 96,202
   Service                              25,388         19,422         17,905
                                     ---------      ---------       --------
                                       201,957        150,092        114,107

Cost of revenue
   Product                              42,788         37,870         28,499
   Service                              14,583         12,269         11,360
                                     ---------      ---------       --------
                                        57,371         50,139         39,859

Gross margin
   Product                             133,781         92,800         67,703
   Service                              10,805          7,153          6,545
                                     ---------      ---------       --------
                                       144,586         99,953         74,248

Research, development, and
   engineering expenses                 27,063         24,719         25,630
Selling, general, and
   administrative expenses              70,674         55,724         58,376
                                     ---------      ---------       --------
Operating income (loss)                 46,849         19,510         (9,758)
Investment and other income              4,670          5,450          9,156
Loss on sale of equity securities
   and impairment of investment
   in limited partnership                    -              -         (7,952)
Foreign currency gain (loss)             1,641         (1,712)           350
                                     ---------      ---------       --------
Income (loss) before taxes              53,160         23,248         (8,204)
Income tax provision (benefit)          15,416          7,297         (2,177)
                                     ---------      ---------       --------
Net income (loss)                    $  37,744      $  15,951       $ (6,027)
                                     =========      =========       ========
Net income (loss) per common
      and common equivalent share:
   Basic                             $    0.83      $    0.37       $  (0.14)
                                     =========      =========       ========
   Diluted                           $    0.80      $    0.36       $  (0.14)
                                     =========      =========       ========
Weighted-average common and
     common equivalent shares
     outstanding:
   Basic                                45,480         43,173         43,503
                                     =========      =========       ========
   Diluted                              47,358         44,466         43,503
                                     =========      =========       ========
Cash dividends per common share      $    0.28      $    0.12       $      -
                                     =========      =========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                             COGNEX CORPORATION: CONSOLIDATED BALANCE SHEETS  43
                                                              (in thousands)

                     December 31,                               2004           2003
----------------------------------------------------         ---------      ---------
ASSETS

Current assets:
   Cash and cash equivalents                                 $  54,270      $  49,980
   Short-term investments                                      180,409         82,653
   Accounts receivable, less reserves of $2,596 and
      $2,613 in 2004 and 2003, respectively                     33,816         26,697
   Inventories, net                                             20,091         15,519
   Deferred income taxes                                         9,504          8,223
   Prepaid expenses and other current assets                    14,871         14,526
                                                             ---------      ---------
      Total current assets                                     312,961        197,598
Long-term investments                                          156,397        170,869
Property, plant, and equipment, net                             23,995         24,980
Deferred income taxes                                           21,516         19,428
Intangible assets, net                                           7,506          8,582
Goodwill                                                         7,033          7,222
Other assets                                                     3,900          3,854
                                                             ---------      ---------
                                                             $ 533,308      $ 432,533
                                                             =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                          $   5,563      $   5,555
   Accrued expenses                                             55,779         32,098
   Customer deposits                                             3,445          3,932
   Deferred revenue                                              5,714          5,702
                                                             ---------      ---------
      Total current liabilities                                 70,501         47,287
Other liabilities                                                    -            252
Commitments (Notes 4, 9, 10, 11, 12, and 18)
Shareholders' equity:
   Common stock, $.002 par value -
      Authorized: 140,000 shares, issued: 46,155 and
      48,186 shares in 2004 and 2003, respectively                  92             96
   Additional paid-in capital                                  192,860        209,679
   Treasury stock, at cost, 0 and 4,253 shares
      in 2004 and 2003, respectively                                 -        (72,445)
   Retained earnings                                           283,712        258,724
   Accumulated other comprehensive loss                        (13,857)       (11,060)
                                                             ---------      ---------
      Total shareholders' equity                               462,807        384,994
                                                             ---------      ---------
                                                             $ 533,308      $ 432,533
                                                             =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

44 COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)

                                                                 Common Stock        Additional
                                                              -------------------     Paid-in
                                                              Shares    Par Value     Capital
                                                              -------   ---------    ---------
Balance at December 31, 2001                                   46,289     $ 93       $ 173,675
                                                               ======     ====       =========
   Issuance of common stock under stock option,
      stock purchase, and other plans                             588        1           7,470
   Tax benefit from exercise of stock options                       -        -           3,450
   Repurchase of common stock                                       -        -               -
   Common stock received for payment
      of stock option exercises                                     -        -               -
   Comprehensive loss:
      Net loss                                                      -        -               -
      Recognition of accumulated gains on equity securities
         in current operations, net of tax of $2,506                -        -               -
      Losses on currency swaps, net of gains on long-term
         intercompany loans, net of tax of $21                      -        -               -
      Foreign currency translation adjustment                       -        -               -
      Comprehensive loss                                       ------     ----       ---------
Balance at December 31, 2002                                   46,877     $ 94       $ 184,595
                                                               ======     ====       =========
   Issuance of common stock under stock option,
      stock purchase, and other plans                           1,309        2          20,782
   Tax benefit from exercise of stock options                       -        -           4,302
   Payment of dividends                                             -        -               -
   Common stock received for payment of
         stock option exercises                                     -        -               -
   Comprehensive income:
      Net income                                                    -        -               -
      Losses on currency swaps, net of gains on long-term
         intercompany loans, net of tax of $367                     -        -               -
      Net unrealized gain on available-for-sale
         investments, net of tax of $299                            -        -               -
      Foreign currency translation adjustment                       -        -               -
      Comprehensive income                                     ------     ----       ---------
Balance at December 31, 2003                                   48,186     $ 96       $ 209,679
                                                               ======     ====       =========
   Issuance of common stock under stock option,
      stock purchase, and other plans                           2,232        4          44,213
   Tax benefit from exercise of stock options                       -        -          11,722
   Payment of dividends                                             -        -               -
   Common stock received for payment of
      stock option exercises                                        -        -              -
   Retirement of treasury stock                                (4,263)      (8)        (72,754)
   Comprehensive income:
      Net income                                                    -        -               -
      Losses on currency swaps, net of gains on long-term
         intercompany loans, net of tax of $1,016                   -        -               -
      Net unrealized loss on available-for-sale
         investments, net of tax of $696                            -        -               -
      Foreign currency translation adjustment                       -        -               -
      Comprehensive income                                     ------     ----       ---------
Balance at December 31, 2004                                   46,155     $ 92       $ 192,860
                                                               ======     ====       =========

The accompanying notes are an integral part of these consolidated financial statements.

         COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY  45

    Treasury Stock                           Accumulated                          Total
---------------------        Retained           Other         Comprehensive    Shareholders'
Shares         Cost          Earnings    Comprehensive Loss    Income(Loss)       Equity
------      ---------       ---------    ------------------   -------------    -------------
 2,390      $ (43,419)      $ 254,037         $  (6,342)                         $  378,044
======      =========       =========         =========                          ==========

     -              -               -                 -                -              7,471
     -              -               -                 -                -              3,450
 1,768        (26,425)              -                 -                -            (26,425)

    91         (2,467)              -                 -                -             (2,467)

     -              -          (6,027)                -           (6,027)            (6,027)

     -              -               -             4,269            4,269              4,269

     -              -               -               (35)             (35)               (35)
     -              -               -            (3,760)          (3,760)            (3,760)

------      ---------       ---------         ---------         --------         ----------
 4,249      $ (72,311)      $ 248,010         $  (5,868)        $ (5,553)        $  354,520
======      =========       =========         =========         ========         ==========

     -              -               -                 -                -             20,784
     -              -               -                 -                -              4,302
     -              -          (5,237)                -                -             (5,237)

     4           (134)              -                 -                -               (134)

     -              -          15,951                 -           15,951             15,951

     -              -               -              (625)            (625)              (625)

     -              -               -               509              509                509
     -              -               -            (5,076)          (5,076)            (5,076)

------      ---------       ---------         ---------         --------         ----------
 4,253      $ (72,445)      $ 258,724         $ (11,060)        $ 10,759         $  384,994
======      =========       =========         =========         ========         ==========

     -              -               -                 -                -             44,217
     -              -               -                 -                -             11,722
     -              -         (12,756)                -                -            (12,756)

    10           (317)              -                 -                -               (317)
(4,263)        72,762               -                 -                -                  -

     -              -          37,744                 -           37,744             37,744

     -              -               -            (1,730)          (1,730)            (1,730)

     -              -               -            (1,185)          (1,185)            (1,185)
     -              -               -               118              118                118

------      ---------       ---------         ---------         --------         ----------
     -      $       -       $ 283,712         $ (13,857)        $ 34,947         $  462,807
======      =========       =========         =========         ========         ==========

46  COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF CASH FLOWS
    (in thousands)

Year Ended December 31,                                     2004            2003           2002
-------------------------------------------------------  ---------       ---------      ---------
Cash flows from operating activities:
   Net income (loss)                                     $  37,744       $  15,951      $  (6,027)
   Adjustments to reconcile net income (loss) to
         net cash provided by operating activities:
      Depreciation of property, plant, and equipment         4,548           5,422          6,534
      Amortization of intangible assets                      1,526           1,012            543
      Amortization of investments                            3,896           3,728          2,447
      Tax benefit from exercise of stock options            11,722           4,302          3,450
      Deferred income tax benefit                           (2,568)           (432)        (2,196)
      Net loss (gain) on investment in
         limited partnership                                  (154)          1,031            680
      Impairment on investment in
         limited partnership                                     -               -          1,768
      Loss on sale of equity securities                          -               -          6,184
   Changes in current assets and current liabilities:
      Accounts receivable                                   (5,417)         (4,775)          (348)
      Inventories                                           (3,642)          5,833          5,010
      Accounts payable                                        (290)          1,482         (2,569)
      Accrued expenses                                      15,785             148         (1,411)
      Other current assets and current liabilities             (49)         (2,783)         1,979
   Other operating activities                                   75              45            402
                                                         ---------       ---------      ---------
Net cash provided by operating activities                   63,176          30,964         16,446
                                                         ---------       ---------      ---------
Cash flows from investing activities:
   Purchase of investments                                (805,621)       (316,481)      (137,922)
   Maturity and sale of investments                        716,714         276,529        184,453
   Purchase of property, plant, and equipment               (3,120)         (2,462)        (2,227)
   Cash paid for business acquisitions                        (123)        (11,787)          (349)
                                                         ---------       ---------      ---------
Net cash provided by (used in)
   investing activities                                    (92,150)        (54,201)        43,955
                                                         ---------       ---------      ---------
Cash flows from financing activities:
   Issuance of common stock under stock
      option, stock purchase, and other plans               43,900          20,650          5,004
   Repurchase of common stock                                    -               -        (26,425)
   Payment of dividends                                    (12,756)         (5,237)             -
                                                         ---------       ---------      ---------
Net cash provided by (used in) financing activities         31,144          15,413        (21,421)
                                                         ---------       ---------      ---------
Effect of exchange rate changes on cash                      2,120            (660)        (4,875)
                                                         ---------       ---------      ---------
Net increase (decrease) in cash and
   cash equivalents                                          4,290          (8,484)        34,105
Cash and cash equivalents at beginning of year              49,980          58,464         24,359
                                                         ---------       ---------      ---------
Cash and cash equivalents at end of year                 $  54,270       $  49,980      $  58,464
                                                         =========       =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 47

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of the significant accounting policies described below.

NATURE OF OPERATIONS

Cognex Corporation (the "Company") designs, develops, manufactures, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required.

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

FOREIGN CURRENCY

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded in shareholders' equity as other comprehensive income (loss).

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Debt securities purchased with original maturities of three months or less are classified as cash equivalents and are stated at amortized cost. Debt securities with original maturities greater than three months and remaining maturities of one year or less, as well as auction rate securities for which interest rates reset in less than 90 days but for which the maturity date is greater than 90 days, are classified as short-term investments. Despite the long-term nature of their contractual maturities, the Company has the ability to quickly liquidate auction rate securities. Debt securities with remaining maturities greater than one year, as well as a limited partnership interest, are classified as long-term investments. It is the Company's policy to invest in debt securities with contractual maturities that do not exceed three years.

      Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). Realized gains and losses are included in current operations, along with the amortization of the discount or premium arising at acquisition and are calculated using the specific identification method.

48 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. The Company monitors the carrying value of its investment compared to its fair value to determine whether an other-than-temporary impairment in its interest in the limited partnership has occurred. If the decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in current operations.

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

      When inventory has been written down below cost, such reduced amount is considered the new cost basis for subsequent accounting purposes. As a result, the Company would recognize a higher than normal gross margin if the reserved inventory were subsequently sold.

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

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 49

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

WARRANTY OBLIGATIONS

The Company warrants its hardware products to be free from defects in material and workmanship for periods ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer arrangement. Warranty obligations are accounted for in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," since it is probable that customers will make claims under warranties related to products that have been sold and the amount of these claims can be reasonably estimated based upon experience. Estimated warranty obligations are evaluated and recorded at the time of sale based upon historical costs to fulfill warranty obligations. Provisions may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data.

REVENUE RECOGNITION

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

      Certain of the Company's products are sold with multiple elements, such as maintenance and support programs, education services, and installation services. The Company accounts for each element separately. The amount allocated to each undelivered element is the price charged when the item is sold separately, with the residual value from the arrangement allocated to the delivered element. In addition, the Company also provides consulting services. Revenue from maintenance and support programs is deferred and recognized ratably over the program period.

50 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from education and consulting services are recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

      The Company's products are sold directly to end users, as well as to resellers including original equipment manufacturers (OEMs), system integrators, and distributors. Revenue is recognized upon delivery of the product to the reseller, assuming all other revenue recognition criteria have been met. The Company establishes reserves against revenue for potential product returns in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," since the amount of future returns can be reasonably estimated based upon experience.

      Amounts billed to customers related to shipping and handling, as well as reimbursements received from customers for out-of-pocket expenses, are classified as revenue, with the associated costs included in cost of revenue.

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

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. All potential dilutive common shares are excluded from the computation of net loss per share because they are antidilutive. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method.

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 51

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments, net of tax, and gains and losses on long-term intercompany loans and their associated currency swaps, net of tax.

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

DERIVATIVE INSTRUMENTS

The Company has adopted the accounting and disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or in shareholders' equity as other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Hedges of underlying exposures are designated and documented at the inception of the hedge and are evaluated for effectiveness at least quarterly. As the terms of the derivative are generally matched at inception with the underlying exposure, hedging effectiveness is calculated by comparing the change in fair value of the derivative to the change in fair value of the underlying exposure.

      In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to provide an economic hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries.

52 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These forward contracts and currency swaps are used to reduce the Company's risk associated with exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

STOCK-BASED COMPENSATION PLANS

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 2004, 2003, or 2002.

    Net income (loss) and net income (loss) per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows (in thousands, except per share amounts):

Year Ended December 31,                  2004           2003           2002
-----------------------                --------       --------      ---------
Net income (loss), as reported         $ 37,744       $ 15,951      $  (6,027)
Less: Total stock-based
   compensation costs determined
   under fair value based method,
   net of tax                           (13,183)       (14,092)       (17,235)
Net income (loss), pro forma           $ 24,561       $  1,859      $ (23,262)
                                       ========       ========      =========
Basic net income (loss) per share,
   as reported                         $   0.83       $   0.37      $   (0.14)
                                       ========       ========      =========
Basic net income (loss) per share,
   pro forma                           $   0.54       $   0.04      $   (0.53)
                                       ========       ========      =========
Diluted net income (loss) per share,
   as reported                         $   0.80       $   0.36      $   (0.14)
                                       ========       ========      =========
Diluted net income (loss) per share,
   pro forma                           $   0.49       $   0.04      $   (0.53)
                                       ========       ========      =========

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants:

Year Ended December 31,              2004     2003      2002
-----------------------              ----     ----      ----
Risk-free interest rate               2.5%     2.1%      3.5%
Expected life (in years)              3.1      2.9       2.9
Expected volatility                    45%      58%       57%
Expected annualized dividend yield    .73%     .85%        -

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 53

TREASURY STOCK

Effective July 1, 2004, the Massachusetts Business Corporation Act (the "Act") eliminated the concept of treasury shares. Under the Act, shares previously classified as treasury shares are to be treated as authorized but unissued shares of common stock. As a result of this change, the Company reclassified its treasury shares to authorized but unissued shares of common stock on the Consolidated Balance Sheet.

NOTE 2: NEW PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R requires companies to recognize compensation cost for all share-based payments to employees (including stock option and employee stock purchase plans) at fair value. SFAS 123R will be effective for public companies for interim or annual periods beginning after June 15 , 2005. The Company will adopt SFAS No. 123R beginning in the third quarter of 2005 using the modified prospective method in which compensation cost is recognized beginning on the effective date.

      The Company currently recognizes compensation costs using the intrinsic value based method and, as such, generally recognizes no compensation cost. Accordingly, the adoption of SFAS No. 123R's fair value based method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend upon levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and net income (loss) per share in Note 1 to the Company's consolidated financial statements.

NOTE 3: FOREIGN CURRENCY RISK MANAGEMENT

The Company enters into currency swaps to hedge the foreign currency exposure of its long-term intercompany loans between the parent and certain of its European subsidiaries. These contracts, which relate to the Euro Dollar, have original terms of two to five years. These hedges have been designated for hedge accounting. They are classified as net investment hedges, with the gains or losses on the currency swaps, along with the associated losses or gains on the intercompany loans, net of tax, recorded in shareholders' equity as other comprehensive income (loss) to the extent they are effective as a hedge. The Company recorded net foreign currency losses of $1,730,000, $625,000, and $35,000 in other comprehensive income (loss) on the intercompany loans and associated currency swaps in 2004, 2003, and 2002, respectively.

      The Company enters into forward contracts to hedge the foreign currency exposure of a portion of its intercompany transactions between its subsidiaries and to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. These contracts, which relate to the Euro Dollar and Japanese Yen, generally have terms of one to four months. These hedges have been deemed economic hedges and have not been designated for hedge accounting. They are classified as fair value hedges, with the gains or losses on the forward contracts, along with the associated losses or gains on the revaluation and

54 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

settlement of the intercompany balances and accounts receivable, recorded in current operations. In addition to the transactions described above that are included in the Company's hedging program, the Company enters into other transactions denominated in foreign currencies for which the exchange rate gains or losses are included in current operations. The Company recorded net foreign currency gains of $1,641,000 in 2004, net foreign currency losses of $1,712,000 in 2003, and net foreign currency gains of $350,000 in 2002, representing the total net exchange rate gains or losses that are recognized in current operations.

NOTE 4: CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash, cash equivalents, and investments consist of the following (in thousands):

December 31,                                   2004            2003
------------                                ----------      ---------
Cash                                        $   54,270      $  49,980
                                            ----------      ---------
       Total cash and cash equivalents          54,270         49,980
                                            ==========      =========
Municipal bonds                                180,409         82,653
                                            ----------      ---------
       Total short-term investments            180,409         82,653
                                            ==========      =========
Municipal bonds                                144,685        156,511
Corporate bonds                                      -          4,212
Limited partnership interest                    11,712         10,146
                                            ----------      ---------
       Total long-term investments             156,397        170,869
                                            ==========      =========
                                            $  391,076      $ 303,502
                                            ==========      =========

In connection with the preparation of the accompanying consolidated financial statements, the Company concluded that it was appropriate to classify its auction rate securities as short-term investments. Previously, such securities were classified as cash and cash equivalents. Accordingly, the Company revised the classification to exclude from cash and cash equivalents $26,247,000 at December 31, 2003 and to include such amounts in short-term investments on the Consolidated Balance Sheets. This revised classification was also reflected in the Consolidated Statements of Cash Flows for all periods presented to reflect gross purchases and sales of these investments, which had the impact of increasing net cash used in investing activities by $23,847,000 in 2003 and increasing net cash provided by investing activities by $4,901,000 in 2002. This change in classification did not affect previously reported cash flows from operations or financing activities, or the results of operations and statements of shareholders' equity for the periods presented.

      The following is a summary of the Company's available-for-sale investments at December 31, 2004 (in thousands):

                                                Gross         Gross
                                 Amortized   Unrealized     Unrealized
                                   Cost         Gains         Losses      Fair Value
                                 ---------   ----------     ----------    ----------
Short-term municipal bonds       $ 180,627   $     14       $     (232)   $  180,409
Long-term municipal bonds          145,540          5             (860)      144,685
                                 ---------   --------       ----------    ----------
                                 $ 326,167   $     19       $   (1,092)   $  325,094
                                 =========   ========       ==========    ==========

              COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  55

The Company recorded gross realized gains on the sale of debt securities totaling $392,000 in 2004, $1,222,000 in 2003, and $1,112,000 in 2002. The
Company recorded gross realized losses on the sale of debt securities totaling $90,000 in 2004, $24,000 in 2003, and $25,000 in 2002.

      On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P. (Venrock), a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. In the original agreement with Venrock, the Company committed to a total investment in the limited partnership of up to $25,000,000 with an expiration date of January 1, 2005. In January 2005, the Company signed an amendment to the original agreement with Venrock, which reduces its total commitment to $22,500,000 and extends the commitment period through December 31, 2010. The Company does not have the right to withdraw from the partnership prior to December 31, 2010. As of December 31, 2004, the Company had contributed $15,875,000 to the partnership, including $2,250,000 during 2004. Venrock returned $838,000 to the Company during 2004 representing realized gains on the sale of certain investments in the portfolio.

      At December 31, 2004, the carrying value of this investment was $11,712,000 compared to an estimated fair value, as determined by the General Partner, of $10,730,000. The unrealized loss of $982,000 was determined to be temporary.

NOTE 5: INVENTORIES

Inventories consist of the following (in thousands):

 December 31,                                2004      2003
---------------                             -------  --------
Raw materials                               $ 6,311  $  7,831
Work-in-process                               6,285     3,323
Finished goods                                7,495     4,365
                                            -------  --------
                                            $20,091  $ 15,519
                                            =======  ========

In the fourth quarter of 2001, the Company recorded a $16,300,000 charge in "Cost of product revenue" on the Consolidated Statement of Operations for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. A total of $12,500,000 of this charge represented reserves against existing inventories and was accordingly included in "Inventories" on the Consolidated Balance Sheet at December 31, 2001. The remaining $3,800,000 of the charge represented commitments to purchase excess components and systems from various suppliers and accordingly was included in "Accrued Expenses" on the Consolidated Balance Sheet at December 31, 2001.

56  COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes the change in the inventory-related reserve established in the fourth quarter of 2001 (in thousands):

                                                   Balance Sheet
                                             --------------------------     Statement of
                                                               Accrued       Operations
                                             Inventories       Expenses       Benefits
                                             -----------       --------     ------------
Initial charge in the fourth
   quarter of 2001                           $ 12,500          $ 3,800                -
Inventory sold to customers                    (1,790)               -          $ 1,790
Settlement of purchase commitments              1,506           (2,400)             894
                                             --------          -------          -------
Reserve balance at
   December 31, 2002                         $ 12,216          $ 1,400
Benefits to cost of product revenue
   recorded in 2002                                                             $ 2,684
                                             ========          =======          =======
Inventory sold to customers                    (1,290)               -            1,290
Inventory sold to brokers                        (667)               -                -
Write-off and scrap of inventory                 (876)               -                -
                                             --------          -------          -------
Reserve balance at
   December 31, 2003                         $  9,383          $ 1,400
Benefits to cost of product revenue
   recorded in 2003                                                             $ 1,290
                                             ========          =======          =======
Inventory sold to customers                      (805)               -              805
Inventory sold to brokers                        (387)               -                -
Write-off and scrap of inventory                 (743)               -                -
                                             --------          -------          -------
Reserve balance at
   December 31, 2004                         $  7,448          $ 1,400
Benefits to cost of product revenue
   recorded in 2004                                                             $   805
                                             ========          =======          =======

A favorable settlement of the remaining purchase commitments may result in a recovery of a portion of the remaining $1,400,000 accrued at December 31, 2004.

              COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  57

NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (in thousands):

December 31,                                          2004            2003
------------------------------                      --------       ----------
Land                                                $  3,051       $    3,051
Buildings                                             17,571           17,571
Building improvements                                  4,622            4,156
Computer hardware and software                        33,826           32,100
Furniture and fixtures                                 4,183            3,919
Leasehold improvements                                 2,197            2,308
                                                    --------       ----------
                                                      65,450           63,105
Less: accumulated depreciation                        (41,45)         (38,125)
                                                    --------       ----------
                                                    $ 23,995       $   24,980
                                                    ========       ==========

Buildings include property held for lease with a cost $4,950,000 at December 31, 2004 and 2003 and accumulated depreciation of $1,206,000 and $1,079,000 at December 31, 2004 and 2003, respectively.

NOTE 7: INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

                                              Gross                         Net
                                            Carrying       Accumulated    Carrying
                                              Value       Amortization      Value
                                            --------      ------------    --------
December 31, 2004
   Customer contracts and
     relationships                          $  8,349          $  1,522    $  6,827
   Complete technology                         5,440             4,864         576
   Patents                                       122                42          80
   Noncompete agreements                          54                31          23
                                            --------          --------    --------
                                            $ 13,965          $  6,459    $  7,506
                                            ========          ========    ========

December 31, 2003
   Customer contracts and
     relationships                          $  7,832          $    492    $  7,340
   Complete technology                         5,388             4,280       1,108
     Patents                                     113                17          96
   Noncompete agreements                          50                12          38
                                            --------          --------    --------
                                            $ 13,383          $  4,801    $  8,582
                                            ========          ========    ========

58 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate amortization expense was $1,526,000 in 2004, $1,012,000 in 2003, and $543,000 in 2002. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Year ended December 31,              Amount
-----------------------             --------
2005                                $ 1,315
2006                                  1,195
2007                                  1,136
2008                                  1,035
2009                                  1,001
Thereafter                            1,824
                                    -------
                                    $ 7,506
                                    =======

NOTE 8: GOODWILL

The Company has two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

   The changes in the carrying value of goodwill are as follows (in thousands):

                                               MVSD          SISD     Consolidated
                                            ----------    ---------   ------------
Balance at December 31, 2002                   $ 1,488      $ 2,254     $ 3,742
Business acquisitions (Note 18)                  2,753            -       2,753
Foreign exchange rate changes                      281          446         727
                                               -------      -------     -------
Balance at December 31, 2003                   $ 4,522      $ 2,700     $ 7,222
                                               =======      =======     =======
Purchase price adjustment (Note 18)               (514)           -        (514)
Foreign exchange rate changes                      113          212         325
                                               -------      -------     -------
Balance at December 31, 2004                   $ 4,121      $ 2,912     $ 7,033
                                               =======      =======     =======

NOTE 9: ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

December 31,                                                          2004       2003
-----------------------------------------                           --------   -------
Forward contracts and currency swaps                                $ 19,527   $12,971
Income taxes                                                           9,165     3,017
Company bonuses                                                        5,979       423
Consumption taxes                                                      4,900     2,368
Salaries, commissions, and payroll taxes                               3,452     2,340
Vacation                                                               2,775     2,348
Warranty obligations                                                   1,758     2,119
Professional fees                                                      1,698     1,780
Purchase commitments                                                   1,400     1,400
Other                                                                  5,125     3,332
                                                                    --------   -------
                                                                    $ 55,779   $32,098
                                                                    ========   =======

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 59

The changes in the warranty obligation are as follows (in thousands):

Balance at December 31, 2002                                               $ 1,523
Provisions for warranties issued during the period                           1,591
Provisions related to pre-existing warranties                                  550
Fulfillment of warranty obligations                                         (1,771)
Foreign exchange rate changes                                                  226
                                                                           -------
Balance at December 31, 2003                                               $ 2,119
                                                                           =======
Provisions for warranties                                                      797
Fulfillment of warranty obligations                                         (1,298)
Foreign exchange rate changes                                                  140
                                                                           -------
Balance at December 31, 2004                                               $ 1,758
                                                                           =======

NOTE 10: COMMITMENTS

At December 31, 2004, the Company had purchase orders totaling $4,960,000 to purchase inventory from various vendors. These purchase commitments relate to expected sales in 2005.

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2014 and are accounted for as operating leases. Annual rental expense totaled $4,662,000 in 2004, $4,427,000 in 2003, and $4,536,000 in 2002. Future minimum rental payments under these agreements are as follows (in thousands):

Year ended December 31,            Amount
-----------------------           --------
2005                              $ 3,878
2006                                  977
2007                                  349
2008                                  192
2009                                  190
Thereafter                            445
                                  -------
                                  $ 6,031
                                  =======

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2007. Annual rental income totaled $818,000 in 2004, $1,137,000 in 2003, and $1,224,000 in 2002. Rental
income and related expenses are included in "Investment and other income" on the Consolidated Statement of Operations. Future minimum rental receipts under non-cancelable lease agreements are $891,000 in 2005 and 2006, $294,000 in 2007, $95,000 in 2008, and $40,000 in 2009.

60 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 12: STANDBY LETTERS OF CREDIT

On March 25, 2004, the Company provided standby letters of credit totaling 3,146,280,000 Yen (or approximately $30,722,000) to taxing authorities in Japan that are collateralized by investments on the Consolidated Balance Sheet. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S. - Japan income tax treaty. The Company has filed a notice of objection and request for deferral of tax payment and intends to contest

              COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  61

this assessment vigorously, although no assurances can be made that the Company will prevail in this matter. In September 2003, the Company also filed a request with the Internal Revenue Service Tax Treaty Division for competent authority assistance. Until this matter is resolved, the Company is required to provide collateral for these tax assessments. These letters of credit expire in approximately one year. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $30,722,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S.

NOTE 13: SHAREHOLDERS' EQUITY

PREFERRED STOCK

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

STOCK REPURCHASE PROGRAM

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During 2002, a total of 1,768,452 shares were repurchased at a cost of $26,425,000. There have been no other shares repurchased under this program.

STOCK OPTION PLANS

At December 31, 2004, the Company had 9,311,319 shares available for grant under the following stock option plans: the 1998 Director Plan, 4,000; the 1998 Stock Incentive Plan, 1,807,319; no shares under the 2001 Interim General Stock Incentive Plan; and the 2001 General Stock Option Plan, 7,500,000.

      The 2001 General Stock Option Plan was adopted by the Board of Directors on December 11, 2001 without shareholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 7,500,000 shares. All option grants must have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. No stock options have been granted under the 2001 General Stock Option Plan.

      The 2001 Interim General Stock Incentive Plan was adopted by the Board of Directors on July 17, 2001 without shareholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 400,000 shares. All option grants have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. All 400,000 stock options have been granted under the 2001 Interim General Stock Incentive Plan.

62 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      On April 21, 1998, the shareholders approved the 1998 Stock Incentive Plan, under which the Company initially was able to grant stock options and stock awards to purchase up to 1,700,000 shares of common stock. Effective January 1, 1999 and each January 1st thereafter during the term of the 1998 Stock Incentive Plan, the number of shares of common stock available for grants of stock options and stock awards is increased automatically by an amount equal to 4.5% of the total number of issued shares of common stock as of the close of business on December 31st of the preceding year.

      Stock options generally vest over four years and generally expire no later than ten years from the date of grant.

      The following table summarizes the status of the Company's stock option plans at December 31, 2004, 2003, and 2002, and changes during the years then ended (shares in thousands):

                                2004                     2003                     2002
                       ----------------------    --------------------    ----------------------
                                    Weighted-               Weighted-                 Weighted-
                                     Average                 Average                   Average
                                    Exercise                Exercise                  Exercise
                        Shares       Price        Shares      Price      Shares         Price
                       ---------    ---------    -------    ---------    --------    ----------
Outstanding at
   beginning
   of year               10,986     $   22.85     10,381    $   22.40       9,529    $    22.31
  Granted at
   fair market
   value                  2,253         29.31      2,402        21.54       2,211         21.38
  Exercised              (2,210)        19.78     (1,279)       15.84        (550)        12.56
  Forfeited                (409)        26.06       (518)       25.75        (809)        25.26
                       --------     ---------    -------    ---------    --------    ----------
Outstanding at
   end of year           10,620         24.74     10,986        22.85      10,381         22.40
                       ========     =========    =======    =========    ========    ==========
Options
   exercisable at
   year-end               5,074         24.52      5,182        22.37       4,156         19.01
Weighted-average
   grant-date fair
   value of options
   granted during
   the year at fair
   market value        $   9.22                  $  8.32                 $   8.39

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 63

No stock options were granted above fair market value in 2004, 2003, or 2002.

      The following table summarizes information about stock options outstanding at December 31, 2004 (shares in thousands):

                                Options Outstanding                    Options Exercisable
                   ---------------------------------------------     ------------------------
                                      Weighted-
                                      Average          Weighted-                    Weighted-
                                     Remaining          Average                      Average
   Range of           Number         Contractual       Exercise        Number       Exercise
Exercise Prices    Outstanding     Life (in years)       Price       Exercisable      Price
---------------    -----------     ---------------     ---------     -----------    ---------
$ 1.00 - 18.13           1,981                 5.2     $   14.00           1,461    $   12.79
 18.19 - 21.73           1,847                 8.3         21.05             353        20.62
 21.74 - 24.45           1,568                 6.8         22.34             864        22.45
 24.49 - 28.51           1,165                 7.3         25.67             700        25.53
 28.67 - 28.90           1,913                 8.8         28.69             316        28.77
 28.95 - 59.69           2,146                 7.6         35.56           1,380        37.76
                   -----------     ---------------     ---------     -----------    ---------
                        10,620                 7.3         24.74           5,074        24.52
                   ===========     ===============     =========     ===========    =========

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. The maximum number of shares of common stock available for issuance under the ESPP is 250,000 shares. Effective January 1, 2001 and each January 1st thereafter during the term of the ESPP, 250,000 shares of common stock will always be available for issuance. Shares purchased under the ESPP totaled 21,031 in 2004, 31,667 in 2003, and 38,105 in 2002. The weighted-average fair value of shares purchased under the ESPP was $10.61 in 2004, $9.89 in 2003, and $5.73 in 2002.

      For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31,                 2004      2003        2002
----------------------------------      -----     -----       -----
Risk-free interest rate                   2.3%      2.0%        1.5%
Expected life (in months)                  12        12           6
Expected volatility                        39%       58%         57%
Expected annualized dividend yield       1.00%      .85%          -

64 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $967,000 in 2004, $917,000 in 2003, and $869,000 in 2002. Cognex stock is not an investment alternative, nor are Company contributions made in the form of Cognex stock.

NOTE 15: INCOME TAXES

Domestic income before taxes was $22,507,000, $24,852,000, and $3,422,000 and foreign income (loss) before taxes was $30,653,000, $(1,604,000), and $(11,626,000) in 2004, 2003, and 2002, respectively.

      The provision (benefit) for income taxes consists of the following (in thousands):

Year Ended December 31,      2004          2003          2002
-----------------------    ---------     ---------     --------
Current:
  Federal                  $   9,662     $   6,330     $ (1,930)
  State                          758           431           48
  Foreign                        983         2,181        1,040
                           ---------     ---------     --------
                              11,403         8,942         (842)
                           ---------     ---------     --------
Deferred:
  Federal                       (177)         (616)         524
  State                          306            48          (51)
  Foreign                      3,884        (1,077)      (1,808)
                           ---------     ---------     --------
                               4,013        (1,645)      (1,335)
                           ---------     ---------     --------
                           $  15,416     $   7,297     $ (2,177)
                           =========     =========     ========

A reconciliation of the United States federal statutory corporate tax to the Company's effective tax is as follows (in thousands):

      Year Ended December 31,              2004           2003          2002
------------------------------------     ---------     ----------     ---------
Income tax provision (benefit) at
  federal statutory rate                 $  18,606     $    8,137     $  (2,871)
State income taxes, net of
  federal benefit                            1,070            325            67
Tax-exempt investment income                (1,463)        (1,901)       (2,992)
Foreign tax rate differential               (3,138)         1,023         2,934
Goodwill amortization and
  impairment charges                             -              -           846
Other                                          341           (287)         (161)
                                         ---------     ----------     ----------
Provision (benefit) for income taxes     $  15,416     $    7,297     $  (2,177)
                                         =========     ==========     ==========

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 65

Deferred tax assets consist of the following (in thousands):

December 31,                                                      2004         2003
------------                                                    ---------    ---------
Current deferred tax assets:
  Inventory and revenue related                                 $   6,321    $   6,494
  Bonus, commission, and other compensation                           937          500
  Other                                                             2,246        1,229
                                                                ---------    ---------
Total net current deferred tax asset                            $   9,504    $   8,223
                                                                =========    =========
Noncurrent deferred tax assets (liabilities):
  Federal and state tax credit carryforwards                    $   8,138    $   6,638
  Net operating loss carryforwards                                  3,989        5,519
  Acquired complete technology and other intangibles                3,180        3,353
  Federal and state capital loss carryforwards                      1,640        1,694
  Unrealized investment gains (losses)                              1,573         (462)
  Depreciation                                                      1,339        1,308
  Acquired in-process technology                                      972        1,021
  Other                                                               685          357
                                                                ---------    ---------
Total net noncurrent deferred tax asset                         $  21,516    $  19,428
                                                                =========    =========

At December 31, 2004, the Company had federal research and experimentation tax credit carryforwards of approximately $4,424,000, which may be available to offset future federal income tax liabilities and will begin to expire in 2015. The Company also had approximately $2,290,000 of alternative minimum tax credits and approximately $991,000 of foreign tax credits, which may be available to offset future regular income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will begin to expire in 2007. In addition, the Company had approximately $433,000 of state research and experimentation tax credit carryforwards, which will begin to expire in 2015.

      At December 31, 2004, the Company's subsidiaries had net operating loss carryforwards of approximately $15,688,000, of which $9,011,000, representing a tax benefit of $3,154,000, will expire in 2009. The remaining balance of $6,677,000, representing a tax benefit of $835,000, has an unlimited life.

      The Company did not establish valuation allowances against its deferred tax assets at December 31, 2004 and 2003. While these assets are not assured of realization, the Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

      The Company files income tax returns in all jurisdictions in which it operates. The Company has established reserves to provide for additional income taxes that may be due in future years as these previously filed tax returns are audited. These

66 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reserves have been established based upon management's assessment as to the potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. All tax reserves are analyzed periodically and adjustments are made as events occur that warrant modification.

      The Company does not provide U.S. taxes on its foreign subsidiaries' undistributed earnings, as they are deemed to be permanently reinvested outside the U.S. Non-U.S. income taxes are, however, provided on those foreign subsidiaries' undistributed earnings. Upon repatriation, the Company would provide the appropriate U.S. income taxes on these earnings.

      On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%. On November 15, 2004, the Financial Accounting Standards Board issued proposed Statement of Financial Accounting Standard
(SFAS) No. 109-2, "Accounting and Disclosure for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." SFAS No. 109-2 would allow companies additional time to evaluate the effect of the law on whether unrepatriated foreign earnings continue to qualify for SFAS No. 109's exception to recognizing deferred tax liabilities and would require explanatory disclosures from those companies who need the additional time. Through December 31, 2004, the Company had not provided deferred taxes on foreign earnings because such earnings were intended to be indefinitely reinvested outside the U.S. Whether the Company will ultimately take advantage of this provision depends upon a number of factors, including reviewing future Congressional guidance, before a decision can be made. Until that time, the Company will not change its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries.

NOTE 16: NET INCOME (LOSS) PER SHARE

Net income (loss) per share is calculated as follows (in thousands, except per share amounts):

Year Ended December 31,                         2004          2003          2002
-----------------------                       ---------     ---------     ---------
Net income (loss)                             $  37,744     $  15,951     $  (6,027)
                                              =========     =========     =========
Basic:
  Weighted-average common
    shares outstanding                           45,480        43,173        43,503
                                              =========     =========     =========
  Net income (loss) per common share          $    0.83     $    0.37     $   (0.14)
                                              =========     =========     =========
Diluted:
  Weighted-average common
    shares outstanding                           45,480        43,173        43,503
  Effect of dilutive stock options                1,878         1,293             -
                                              ---------     ---------     ---------
Weighted-average common and
     common equivalent shares
     outstanding                                 47,358        44,466        43,503
                                              =========     =========     =========
Net income (loss) per common and
     common equivalent share                  $    0.80     $    0.36     $   (0.14)
                                              =========     =========     =========

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 67

Stock options to purchase 1,656,927, 2,934,936, and 6,347,233 shares of common stock were outstanding in 2004, 2003, and 2002, respectively, but were not included in the calculation of diluted net income (loss) per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Additionally, stock options to purchase 939,961 shares of common stock were not included in the calculation of diluted net loss per share in 2002 because they were antidilutive.

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

      The following table summarizes information about the Company's segments (in thousands):

                                                         Reconciling
                                         MVSD         SISD        Items      Consolidated
                                      ----------   ----------   ----------   ------------
YEAR ENDED DECEMBER 31, 2004
  Product revenue                     $  155,966   $   20,603            -   $    176,569
  Service revenue                         17,923        7,465            -         25,388
  Depreciation and amortization            5,526          341   $      207          6,074
  Operating income (loss)                 53,572        1,336       (8,059)        46,849
Year Ended December 31, 2003
  Product revenue                     $  108,170   $   22,500            -   $    130,670
  Service revenue                         12,846        6,576            -         19,422
  Depreciation and amortization            5,863          392   $      179          6,434
  Operating income (loss)                 21,397        3,830       (5,717)        19,510
Year Ended December 31, 2002
  Product revenue                     $   78,270   $   17,932            -   $     96,202
  Service revenue                         12,088        5,817            -         17,905
  Depreciation and amortization            6,487          388   $      202          7,077
  Operating income (loss)                   (497)       1,369      (10,630)        (9,758)

68 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciling items consist of unallocated corporate expenses, which primarily include corporate headquarters costs, professional fees, and patent infringement litigation. Asset information by segment is not produced internally for use by the chief operating decision maker, and therefore, is not presented. Asset information is not provided because the cash and investments are commingled and the divisions share assets and resources in a number of locations around the world.

No customer accounted for greater than 10% of revenue in 2004, 2003, or 2002.

The following table summarizes information about geographic areas (in thousands):

                                         United
                                         States        Japan        Ireland       Other     Consolidated
                                       ----------    ----------   -----------   ---------   ------------
YEAR ENDED DECEMBER 31, 2004
  Product revenue                      $   50,548             -   $   126,021           -   $    176,569
  Service revenue                          16,254             -         9,134           -         25,388
  Long-lived assets                        26,217    $    2,396        12,797   $   1,024         42,434
Year Ended December 31, 2003
  Product revenue                      $   43,001             -   $    87,669           -   $    130,670
  Service revenue                          12,792             -         6,630           -         19,422
  Long-lived assets                        27,921    $    2,434        13,358   $     925         44,638
Year Ended December 31, 2002
  Product revenue                      $   44,292    $   14,355   $    37,555           -   $     96,202
  Service revenue                          13,263         2,119         2,523           -         17,905
  Long-lived assets                        28,891         3,077         2,744   $   1,040         35,752

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

               COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 69

      The original purchase price consisted of 7,000,000 Euros in cash (or approximately $7,630,000) paid on March 31, 2003, with the potential for an additional cash payment in 2005 of up to 1,700,000 Euros (or approximately $2,306,000) depending upon the achievement of certain performance criteria. Any contingent consideration will be recorded as purchase price when paid and will be allocated to goodwill. The March 31, 2003 cash payment of 7,000,000 Euros was based upon an estimated balance sheet for the wafer identification business as of March 31, 2003. After receipt of a final March 31, 2003 balance sheet and resolution of certain items in dispute, Siemens reimbursed Cognex 796,000 Euros (or $868,000), of which $354,000 was allocated to receivables and $514,000 was allocated to goodwill.

      The final purchase price of 6,204,000 Euros (or approximately $6,762,000) was allocated as follows: $616,000 to inventories; $274,000 to receivables; $25,000 to accrued expenses; $4,469,000 to customer contracts and relationships, to be amortized over eight years; $447,000 to complete technology, to be amortized over five years; $98,000 to patents, to be amortized over five years; $44,000 to non-compete agreements, to be amortized over three years; and $839,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

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

      The net purchase price consisted of 3,777,000 Euros in cash (or approximately $4,516,000), including 3,477,000 Euros paid at closing, 100,000 Euros (or approximately $123,000) paid on December 1, 2004, and 200,000 Euros (or approximately $271,000) to be paid on December 1, 2005. There was the potential for two additional cash payments of up to 250,000 Euros (or approximately $339,000) each in the third quarter of 2004 and first quarter of 2005 depending upon the achievement of certain performance criteria. These criteria were not met, and therefore, these contingent payments were not made.

70 COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 19: DIVIDENDS

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter. During the third quarter of 2004, the Company's Board of Directors voted to increase the quarterly cash dividend from $0.06 per share to $0.08 per share. Dividend payments amounted to $12,756,000 in 2004 and $5,237,000 in 2003.

NOTE 20: SUBSEQUENT EVENTS

On January 28, 2005, the Company's Board of Directors declared a cash dividend of $0.08 per share. The dividend was paid on February 25, 2005 to all shareholders of record at the close of business on February 11, 2005 and amounted to $3,698,000.

      On January 19, 2005, the Company signed an amendment to its agreement with Venrock Associates III L.P., a venture capital fund in which the Company is a limited partner. The amendment reduced the Company's commitment to $22,500,000 from $25,000,000 and extended the commitment period through December 31, 2010.

NOTE 21: SUPPLEMENTAL DISCLOSURES

Cash paid for income taxes totaled $2,327,000 in 2004, $4,169,000 in 2003, and $1,180,000 in 2002.

      Common stock received as payment for stock option exercises totaled $317,000 in 2004, $134,000 in 2003 and $2,467,000 in 2002.

      The Company retired certain fully depreciated property, plant, and equipment totaling $1,824,000 in 2004, $2,497,000 in 2003, and $5,407,000 in
2002.

      Advertising costs are expensed as incurred and totaled $2,000,000 in 2004, $1,684,000 in 2003, and $1,753,000 in 2002.

COGNEX CORPORATION: REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRMS                                                                        71

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COGNEX CORPORATION:

We have audited the accompanying consolidated balance sheets of Cognex Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cognex Corporation and subsidiaries internal control over financial reporting as of December 31 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Boston, Massachusetts                                        ERNST & YOUNG LLP
March 4, 2005

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COGNEX CORPORATION:

In our opinion, the accompanying consolidated statements of operations, of shareholders' equity and cash flows for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of Cognex Corporation and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Boston, Massachusetts                                 PRICEWATERHOUSECOOPERS LLP
January 24, 2003

72 COGNEX CORPORATION: FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
   (in thousands, except per share amounts)

STATEMENT OF OPERATIONS DATA:

    Year Ended December 31,           2004          2003          2002            2001           2000
------------------------------     ---------     ---------     ----------      ----------      ---------
Revenue                            $ 201,957     $ 150,092     $  114,107      $  140,729      $ 250,726
Cost of revenue                       57,371        50,139         39,859          62,345         63,820
                                   ---------     ---------     ----------      ----------      ---------
Gross margin                         144,586        99,953         74,248          78,384        186,906
Research, development,
  and engineering expenses            27,063        24,719         25,630          30,094         33,341
Selling, general, and
  administrative expenses             70,674        55,724         58,376          61,262         62,015
Amortization of goodwill                   -             -              -           3,108          1,964
Charge for intangible
  asset impairment                         -             -              -          10,932              -
                                   ---------     ---------     ----------      ----------      ---------
Operating income (loss)               46,849        19,510         (9,758)        (27,012)        89,586
Nonoperating income                    6,311         3,738          1,554          11,341         10,632
                                   ---------     ---------     ----------      ----------      ---------
Income (loss) before taxes            53,160        23,248         (8,204)        (15,671)       100,218
Income tax provision (benefit)        15,416         7,297         (2,177)         (4,544)        32,070
                                   ---------     ---------     ----------      ----------      ---------
Net income (loss)                  $  37,744     $  15,951     $   (6,027)     $  (11,127)     $  68,148
                                   =========     =========     ==========      ==========      =========
Basic net income (loss)
  per share                        $    0.83     $    0.37     $    (0.14)     $    (0.25)     $    1.58
                                   =========     =========     ==========      ==========      =========
Diluted net income (loss)
  per share                        $    0.80     $    0.36     $    (0.14)     $    (0.25)     $    1.49
                                   =========     =========     ==========      ==========      =========
Basic weighted-average
  common shares outstanding           45,480        43,173         43,503          43,639         43,043
                                   =========     =========     ==========      ==========      =========
Diluted weighted-average
  common shares outstanding           47,358        44,466         43,503          43,639         45,698
                                   =========     =========     ==========      ==========      =========
Cash dividends per
  common share                     $    0.28     $    0.12     $        -      $        -      $       -
                                   =========     =========     ==========      ==========      =========

BALANCE SHEET DATA:

         December 31,                 2004          2003          2002            2001            2000
------------------------------     ---------     ---------     ----------      ----------      ---------
Working capital                    $ 242,460     $ 150,311     $  162,808      $  143,712      $ 167,913
Total assets                         533,308       432,533        385,934         406,904        436,141
Long-term debt                             -             -              -               -              -
Shareholders' equity                 462,807       384,994        354,520         378,044        383,949

                 COGNEX CORPORATION: SELECTED QUARTERLY FINANCIAL (UNAUDITED) 73
                    (in thousands, except per share amounts and stock prices)

     2004 Quarter Ended            April 4         July 4         October 3      December 31
----------------------------     -----------     -----------     -----------     -----------
Revenue                          $    48,169     $    54,467     $    55,412     $    43,909
Gross margin                          33,380          38,562          40,526          32,118
Operating income                      10,168          14,339          15,875           6,467
Net income                             8,567          10,878          11,655           6,644
Basic net income per share              0.19            0.24            0.26            0.15
Diluted net income per share            0.18            0.23            0.25            0.14
Cash dividends per
  common share                          0.06            0.06            0.08            0.08
Common stock prices:
  High                                 35.05           38.48           37.06           29.90
  Low                                  28.24           30.09           23.50           23.14

     2003 Quarter Ended            March 30        June 29       September 28    December 31
----------------------------     -----------     -----------     ------------    -----------
Revenue                          $    32,888     $    36,622     $    38,704     $    41,878
Gross margin                          21,172          24,623          25,514          28,644
Operating income                       1,945           4,411           5,507           7,647
Net income                             1,793           3,306           5,138           5,714
Basic net income per share              0.04            0.08            0.12            0.13
Diluted net income per share            0.04            0.08            0.11            0.13
Cash dividends per
  common share                             -               -            0.06            0.06
Common stock prices:
  High                                 24.40           24.00           31.79           31.11
  Low                                  18.17           17.91           20.55           25.00

74 COGNEX CORPORATION: COMPANY INFORMATION

TRANSFER AGENT
National City Bank
Corporate Trust Operations
3rd Floor, North Annex
4100 West 150th Street
Cleveland, OH 44135-1385
Telephone: (216) 257-8663
Toll free: (800) 622-6757

GENERAL COUNSEL
Goodwin Procter LLP
Boston, Massachusetts

INDEPENDENT AUDITORS
Ernst & Young LLP
Boston, Massachusetts

FORM 10-K
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address, or on-line at http://www.cognex.com

The Company's report on internal controls over financial reporting and the report of the Company's independent registered accounting firm is included in
Item 9A of the Annual Report on Form 10-K.

The Company's common stock is traded on the NASDAQ Stock Market, under the symbol CGNX. As of February 11, 2005, there were approximately 600 shareholders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The Company declared and paid a cash dividend of $0.06 per share in the first and second quarters of 2004, and a cash dividend of $0.08 per share in the third and fourth quarters of 2004. Any future declaration and payment of cash divi-dends will be subject to the discretion of the Board of Directors and will depend upon such factors as the Board of Directors deems relevant. The Board of Directors may modify the Company's dividend policy from time to time.

                                      COGNEX CORPORATION: COMPANY INFORMATION 75

BOARD OF DIRECTORS

Robert J. Shillman
Chairman and Chief Executive Officer
Cognex Corporation

Patrick A. Alias
Executive Vice President
Cognex Corporation

Jerald G. Fishman
President and Chief Executive Officer
Analog Devices, Inc.

William A. Krivsky
Chairman and CEO
Keyson Airways Corporation

Anthony Sun
Managing General Partner
Venrock Associates

Reuben Wasserman
Business Consultant

OFFICERS

Robert J. Shillman
Chairman and Chief Executive Officer

James F. Hoffmaster
President and Chief Operating Officer

Patrick A. Alias
Executive Vice President

Richard A. Morin
Senior Vice President of Finance and
Administration, Chief Financial Officer, and Treasurer

John McGarry
Senior Vice President,
In-Sight Products

William Silver
Senior Vice President and
Chief Technology Officer, MVSD

This annual report, including the letter to shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Forward-looking Statements" in this report for a discussion regarding risks associated with these statements.

Cognex(R) Corporation has no connection, association, or affiliation to the Dummies Books or their publisher. The similarity of this report to the Dummies series of books is intentional; it's a parody! The Dummies trademark is owned by IDG Books Worldwide, Inc., from International Data Group, Inc.

Copyright (C) 2005 by Cognex Corporation. All rights reserved. Any part of this work may be reproduced or transmitted in any form or by any means without written consent of Cognex Corporation, under the condition that the source of the excerpted material is given.

Cognex, Cognex Vision for Industry, In-Sight, SmartView, and PatMax are registered trademarks, and DataMan, IDMax, ProofRead, CPS 1000 and Checker are trademarks of Cognex.

Design: PointOne Marketing & Design, Danvers, MA www.pointonemarketing.com

Printed in the United States of America

76 COGNEX CORPORATION: OFFICES

UNITED STATES
Corporate Headquarters
One Vision Drive
Natick, MA 01760
Telephone: (508) 650-3000
Fax: (508) 650-3333

2060 Challenger Drive
Alameda, CA 94501
Telephone: (510) 749-4000
Fax: (510) 865-9927

1001 Rengstorff Avenue
Mountain View, CA 94043
Telephone: (650) 969-4812
Fax: (650) 969-4818

800 East Diehl Road, Suite 125
Naperville, IL 60563
Telephone: (630) 649-6312
Fax: (630) 955-0661

46850 Magellan Drive, Suite 150
Novi, MI 48377
Telephone: (248) 668-5100
Fax: (248) 624-2964

15865 SW 74th Street, Suite 105
Portland, OR 97224
Telephone: (503) 620-6601
Fax: (503) 620-6093

318 Seaboard Lane
Suite 314
Franklin, TN 37067
Telephone: (615) 844-6158
Fax: (615) 844-6159

10150 West National Avenue, Suite 202
West Allis, WI 53227
Telephone: (414) 604-7000
Fax: (414) 604-2342

FINLAND
Cognex Finland, Oy
Kellonkierto 7
70460 Kuopio, Finland
Telephone: +358-17-3893 200
Fax: +###-##-#### 232

FRANCE
Cognex International Inc., France
104 Avenue Albert 1er
F-92563 Rueil Malmaison cedex, France
Telephone: +33-1-47-77-15-50
Fax: +33-1-47-77-15-55

GERMANY
Cognex Germany, Inc.
Emmy Noether Strasse 11
D-76131 Karlsruhe, Germany
Telephone: + 49-721-6639-0
Fax: + 49-721-6639-599

IRELAND
Cognex Ltd,
1, South Mall,
Cork, Ireland
Telephone: +353 (0)21 230 0271
Fax: +353 (0)21 230 0133

ITALY
Cognex International Inc., Italy
Via Gasparotto, 1
I-20124 Milano, Italy
Telephone: + 39-02-67471200
Fax: +39-02-67471300

NETHERLANDS
Cognex Benelux
Fellenoord, 130
NL-5611 ZB Eindhoven, Netherlands
Telephone: +31-402668565
Fax: +31-402668567

                                                  COGNEX CORPORATION: OFFICES 77

SWEDEN
Cognex International Inc.
Skrapan 1830
Kopparbergsvagen 10
S-722 10 Vasteras, Sweden
Telephone: +46-21-145588
Fax: +46-21-144080

UNITED KINGDOM
Cognex UK, Ltd.
Sunningdale House
43 Caldecotte Lake Drive
Caldecotte Lake Business Park
Milton Keynes MK7 8LF, UK
Telephone: +44-1908-206000
Fax: +44-1908-392463

Cognex UK, Ltd., Epsom Branch
Units 7-9, First Quarter
Blenheim Road, Epsom
Surrey, KT19 9QN, UK
Telephone: +44-1372-754 100
Fax: +44-1372-754 150

JAPAN
Cognex KK-Headquarters
23F Bunkyo Green Court
2-28-8 Honkomagome,
Bunkyo-ku
Tokyo 113-6591, Japan
Telephone: +81-3-5977-5400
Fax: +81-3-5977-5401

Cognex KK-Osaka
3F Central Shin-Osaka Building
4-5-36 Miyahara,
Yodogawa-ku
Osaka-shi, Osaka 532-0003 Japan
Telephone: +81-6-4807-8201
Fax: +81-6-4807-8202

Cognex KK-Fukuoka
5F, Dai 5 Hakata Kaisei Building
1-18-25 Hakataeki-Higashi,
Hakata-ku
Fukuoka-shi, Fukuoka-ken
812-0013, Japan
Telephone: +81-92-432-7741
Fax: +81-92-412-3590

Cognex KK-Nagoya
4F, IT Meieki Building
3-11-22 Meieki
Nakamura-ku, Nagoya-shi
Aichi-ken
450-0002 Japan
Telephone: + 81-52-569-5900
Fax: +81-52-581-7760

Cognex KK-Sendai
10F, Sendai-Hashimoto Building
27-21 Tachimachi
Aoba-ku, Sendai-shi, Miyagi-ken
980-0822, Japan
Telephone: +81-22-711-1971
Fax: +81-22-711-1982

SINGAPORE
10 Anson Road
#26-06A International Plaza
Singapore 079903
Telephone: +65-632-55-700
Fax: +65-632-55-703

78 COGNEX CORPORATION: OFFICES

TAIWAN
10F-1, No. 25
Puding Road
Hsin-Chu City
300 Taiwan, R.O.C.
Telephone: +886-3-5780060
Fax: +886-3-5781520

KOREA
8Fl., Dongkyung Bldg. 824-19
Yuksam-dong, Kangnam-Ku
Seoul, 135-080, Korea
Telephone: +82-2-539-9047
Fax: +82-2-569-9823

CHINA
Cognex China
CIIC Business Center
Unit B, 22/F Jian Hui Building,
922 Heng Shan Road
Shanghai 200030 PRC
Telephone: +86 21 6407-5835