Form 10-K, Exhibit 13
period 2005-12-31
COGNEX CORP
filed 2006-03-01
CIK 851205

                                                                      Exhibit 13



COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these forward-looking statements by the Company's use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," and similar words and other statements of a similar sense. These statements are based upon the Company's current estimates and expectations as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) global economic conditions that impact the capital spending trends of manufacturers in a variety of industries; (2) the cyclicality of the semiconductor and electronics industries; (3) the inability to achieve significant international revenue; (4) fluctuations in foreign exchange rates; (5) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (6) the reliance upon certain sole-source suppliers to manufacture and deliver critical components for the Company's products; (7) the inability to attract and retain skilled employees; (8) the inability to design and manufacture high-quality products; (9) inaccurate forecasts of customer demand; (10) the technological obsolescence of current products and the inability to develop new products; (11) the inability to protect the Company's proprietary technology and intellectual property; (12) the Company's involvement in time-consuming and costly litigation; (13) the impact of competitive pressures; (14) the challenges in integrating acquired businesses and achieving expected results from acquisitions; and (15) the inability to find attractive acquisition opportunities. The foregoing list should not be construed as exhaustive and the Company encourages readers to refer to the detailed discussion of risk factors included in Part I - Item 1A of the Company's Annual Report on Form 10-K. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

EXECUTIVE OVERVIEW

Cognex Corporation (the "Company") designs, develops, manufactures, and markets machine vision systems, or computers that can "see," which are used to automate a wide range of manufacturing processes where vision is required. The Company's Modular Vision Systems Division (MVSD) specializes in machine vision systems that are used to automate the manufacturing of discrete items, while the Company's Surface Inspection Systems Division (SISD) specializes in machine vision systems that are used to inspect the surfaces of materials processed in a continuous fashion.

In addition to product revenue derived from the sale of machine vision systems, the Company also generates revenue by providing maintenance and support, education, consulting, and installation services to its customers. The Company's customers can be classified into three markets: semiconductor and electronics capital equipment, discrete factory automation, and surface inspection. Semiconductor and electronics capital equipment manufacturers purchase Cognex machine vision systems and integrate them into the capital equipment that they manufacture and then sell to their customers in the semiconductor and electronics industries that either make computer chips or make printed circuit boards containing computer chips. Although the Company sells to original equipment manufacturers (OEMs) in a number of industries, these semiconductor and electronics OEMs have historically been large consumers of the Company's products. Discrete manufacturers in the factory automation area include a wide array of manufacturers who use machine vision for applications in a variety of industries, including the automotive, consumer electronics, food and beverage, healthcare, and pharmaceutical industries. The majority of these customers are end users who purchase Cognex machine vision systems and install them directly on their production lines. The last category, surface inspection customers, includes manufacturers of materials processed in a continuous fashion, such as paper and metals.

                                     --14--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Over the past few years, the Company has been successful in diversifying its customer base beyond semiconductor and electronics capital equipment manufacturers. Demand from these capital equipment manufacturers is highly cyclical, with periods of investment followed by temporary downturns. During the first half of 2004, the Company experienced an increase in orders from these customers that has since been curtailed. Although demand from capital equipment manufacturers has increased sequentially in each quarter of 2005, it is still well below the level experienced in the first half of 2004, resulting in a 33% decrease in sales to this sector for the year ended December 31, 2005 as compared to the prior year.

Despite the 33% decrease in sales to semiconductor and electronics capital equipment manufacturers from the prior year, the Company's total revenue in 2005 increased 7% from 2004 to $217 million due to growth in the discrete factory automation and surface inspection markets, as well as the acquisition of DVT Corporation on May 9, 2005. This acquisition provided the Company with a worldwide network of distributors to sell its expanding line of low-cost, easy-to-use products to the discrete factory automation market. Excluding revenue from acquired DVT products, discrete factory automation and surface inspection sales each grew by 22% from the prior year.

During 2005, the Company continued to focus its spending in strategic areas that help drive revenue growth in the discrete factory automation market. Although the growth in factory automation revenue exceeded the Company's investment in sales and marketing, net income decreased from $0.80 per share in 2004 to $0.74 per share in 2005 due to the dramatic decline in the semiconductor and electronics capital equipment business.

The following table sets forth certain consolidated financial data as a percentage of revenue:

Year ended December 31,                           2005    2004    2003
----------------------------------------------------------------------
Revenue                                            100%    100%    100%
Cost of revenue                                     29      28      33
                                                  --------------------
Gross margin                                        71      72      67
Research, development, and engineering expenses     13      14      17
Selling, general, and administrative expenses       38      35      37
                                                  --------------------
Operating income                                    20      23      13
Nonoperating income                                  2       3       3
                                                  --------------------
Income before taxes                                 22      26      16
Income tax provision                                 6       7       5
                                                  --------------------
Net income                                          16%     19%     11%
                                                  ====================

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005
COMPARED TO YEAR ENDED DECEMBER 31, 2004

REVENUE

Revenue for the year ended December 31, 2005 increased 7% to $216,875,000 from $201,957,000 for the year ended December 31, 2004. Although sales to customers who make capital equipment for the semiconductor and electronics industries declined by $29,566,000, or 33%, from the prior year, this decrease was offset by increased sales to discrete manufacturing customers in the factory automation area (including approximately $19,000,000 of revenue from acquired DVT products) and higher sales to surface inspection customers. Demand from these capital equipment manufacturers is highly cyclical, with periods of investment followed by temporary downturns. During the first half of 2004, the Company experienced an increase in orders from these customers that has since been curtailed. However, sales to discrete factory automation customers increased $38,221,000, or 45%, from 2004 and sales to surface inspection customers increased $6,263,000, or 22%, from the prior year. As a result, revenue from customers outside of the semiconductor and electronics capital equipment sector grew from the prior year and represented the

                                     --15--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

majority of the company's total revenue in 2005, increasing as a percentage of total revenue to 73% in 2005 from 58% in 2004. Geographically, revenue increased in all of the Company's major regions except in Japan, where many of the Company's semiconductor and electronics capital equipment customers are located.

Product revenue for the year ended December 31, 2005 increased 9% to $192,804,000 from $176,569,000 for the year ended December 31, 2004. The increase in product revenue was due to a higher volume of machine vision systems sold to discrete manufacturers in the factory automation area, as well as a higher volume of sales to surface inspection customers. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, decreased 5% to $24,071,000 in 2005 from $25,388,000 in 2004 due principally to lower revenue generated by maintenance and support programs. In recent years, the Company has expanded its MVSD product offerings to include a wider range of easy-to-use products that require less maintenance and support, and this trend has resulted in a decline in service revenue. Service revenue decreased as a percentage of total revenue to 11% in 2005 from 13% in 2004.

MVSD revenue for the year ended December 31, 2005 increased 5% to $182,544,000 from $173,889,000 for the year ended December 31, 2004. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to discrete manufacturing customers in the factory automation area. SISD revenue increased 22% to $34,331,000 in 2005 from $28,068,000 in 2004. The increase in SISD revenue was due principally to a higher volume of SmartView(R) system deliveries and installations. SISD revenue increased as a percentage of total revenue to 16% in 2005 compared to 14% in 2004.

GROSS MARGIN

Gross margin as a percentage of revenue was 71% for 2005 compared to 72% for 2004. The decrease in gross margin was primarily due to a higher percentage of total revenue from the sale of surface inspection systems, which have lower margins than the sale of modular vision systems, as well as a decline in MVSD service margins.

Product gross margin as a percentage of revenue was 75% for 2005 compared to 76% for 2004. The decrease in product margin was primarily due to a shift in product mix to lower-margin surface inspection systems. Service gross margin as a percentage of revenue was 36% for 2005 compared to 43% for 2004. The decrease in service margin was due principally to lower maintenance and support revenue that is sold bundled with MVSD products, without a corresponding decrease in expenses.

MVSD gross margin as a percentage of revenue was 75% for 2005 compared to 76% for 2004. The decrease in MVSD margin was primarily due to lower maintenance and support revenue. SISD gross margin as a percentage of revenue was 48% for 2005 compared to 45% for 2004. The increase in SISD margin was due principally to the higher sales volume with relatively flat overhead costs.

OPERATING EXPENSES

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2005 increased 2% to $27,640,000 from $27,063,000 for the year ended December 31, 2004. MVSD R,D&E expenses increased $498,000, or 2%, from the prior year primarily due to additional engineering personnel resulting from the acquisition of DVT Corporation on May 9, 2005, partially offset by lower company bonus accruals in 2005. SISD R,D&E expenses increased $79,000, or 3%, from the prior year due principally to increased compensation costs.

R,D&E expenses as a percentage of revenue were 13% in 2005 and 14% in 2004. The Company believes that a continued commitment to R,D&E activities is essential in order to maintain product leadership with our existing products and to provide innovative new product offerings, and therefore, we expect to continue to make significant R,D&E investments in the future. Although the Company targets its R,D&E spending to be between 10% and 15% of revenue, this percentage is impacted by revenue cyclicality. At any point in time, the Company has numerous research and development projects underway, and we believe that none of these projects is material on an individual basis.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2005 increased 16% to $82,332,000 from $70,674,000 for the year ended December 31, 2004. MVSD S,G&A expenses increased $12,570,000, or 23%, from the prior year, while SISD S,G&A expenses decreased $30,000 from 2004. Corporate expenses that are not allocated to a division decreased $882,000, or 11%, from the prior year.

                                     --16--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The increase in MVSD expenses was primarily due to investments in sales and marketing intended to drive revenue growth in the discrete factory automation market, including the acquisition of DVT Corporation on May 9, 2005. This acquisition resulted in additional sales and marketing expenses related to managing a worldwide distribution network, as well as additional amortization expense of $2,517,000 related to the acquired intangible assets. In addition to the personnel added as a result of the DVT acquisition, the Company also made investments during 2005 in its direct factory automation sales force and in marketing activities, such as advertising, telemarketing, customer seminars, and trade shows.

The decrease in corporate expenses was principally due to the reversal of a $1,000,000 reserve established for possible indemnification of the Company's customers from patent infringement claims by the Lemelson Partnership, as well as lower company bonus accruals in 2005. These decreases were partially offset by higher professional fees in 2005.

NONOPERATING INCOME

Investment and other income for the year ended December 31, 2005 increased 10% to $5,130,000 from $4,670,000 for the year ended December 31, 2004. Although the average invested balance declined in 2005 due to $111,607,000 in net cash outlays related to the acquisition of DVT Corporation on May 9, 2005, investment and other income increased over the prior year because the Company earned higher yields on its portfolio of debt securities.

The foreign currency loss for the year ended December 31, 2005 was $888,000 compared to a gain of $1,641,000 for the year ended December 31, 2004. The Company recognizes foreign currency gains and losses on the revaluation and settlement of accounts receivable and payable balances that are reported in one currency and collected or paid in another, as well as intercompany transactions between its subsidiaries. The gain in 2004 was primarily due to the revaluation and settlement of intercompany balances between the Company and its Irish subsidiary. During 2004, the Euro Dollar strengthened versus the U.S. Dollar, resulting in foreign currency gains on the Irish subsidiary's books when these intercompany balances were revalued and paid. During 2005, the U.S. Dollar gained strength versus the Euro Dollar in the months that large intercompany transactions occurred, resulting in foreign currency losses on the Irish subsidiary's books. These losses were not as significant as the gains experienced in the prior year because foreign exchange rates did not fluctuate as significantly in 2005.

INCOME TAXES

The Company's effective tax rate for 2005 was 26% compared to 29% for 2004. The decrease in the effective tax rate was primarily due to more of the Company's profits being earned and taxed in lower tax jurisdictions.

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

                                     --17--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MVSD revenue for the year ended December 31, 2004 increased 44% to $173,889,000 from $121,016,000 for the year ended December 31, 2003. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to customers in the semiconductor, electronics, automotive and other industries. Although surface inspection orders increased from the prior year, the timing of shipments and installations resulted in a 3% decline in SISD revenue to $28,068,000 in 2004 from $29,076,000 in 2003. As a result of the increase in MVSD revenue, SISD revenue decreased as a percentage of total revenue to 14% in 2004 compared to 19% in 2003.

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

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2004 increased 27% to $70,674,000 from $55,724,000 for the year ended December 31, 2003. MVSD S,G&A expenses increased $11,577,000, or 27%, from the prior year, while SISD S,G&A expenses increased $1,031,000, or 14%, from 2003. Corporate expenses that are not allocated to a division increased $2,342,000, or 41%, from the prior year. The increase in MVSD expenses was primarily due to the hiring of additional sales personnel and increased marketing spending to grow the Company's base of discrete manufacturing customers, higher commissions related to the increased sales volume, and the accrual of company bonuses for 2004, as well as the unfavorable impact of foreign exchange rates on the Company's international operations. A significant amount of the Company's sales and marketing costs are denominated in currencies other than the U.S. Dollar, primarily the Euro Dollar and Japanese Yen. During 2004, the Euro Dollar and Japanese Yen strengthened versus the U.S. Dollar, resulting in a higher level of expenses when these amounts were translated into U.S. Dollars. The increase in SISD expenses was primarily due to higher personnel-related costs, as well as the accrual of company bonuses for 2004. The increase in corporate expenses was principally due to the accrual of company bonuses for 2004, as well as higher professional fees related to services required to ensure the Company's compliance with the Sarbanes-Oxley Act of 2002.

NONOPERATING INCOME

Investment and other income for the year ended December 31, 2004 decreased 14% to $4,670,000 from $5,450,000 for the year ended December 31, 2003. This decrease was due principally to lower average interest rates on the Company's portfolio of debt securities.

The foreign currency gain for the year ended December 31, 2004 was $1,641,000 compared to a loss of $1,712,000

                                     --18--

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

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically been able to generate positive cash flow from operations, which has funded the Company's operating activities and other cash requirements and has resulted in an accumulated cash, cash equivalent, and investment balance of $312,258,000 at December 31, 2005, representing 62% of shareholders' equity. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity.

The Company's cash requirements during the year ended December 31, 2005 were met with the Company's existing cash, cash equivalent, and investment balances, as well as positive cash flow from operations and the proceeds from the issuance of common stock under stock option and stock purchase plans. Cash requirements primarily consisted of operating activities, capital expenditures, the payment of dividends, the repurchase of common stock, and the purchase of DVT Corporation. Capital expenditures in 2005 totaled $3,819,000 and consisted primarily of expenditures for computer hardware.

The Company believes that its existing cash, cash equivalent, and investment balance, together with continued positive cash flow from operations, will be sufficient to meet its operating, investing, and financing activities in 2006 and the foreseeable future.

The following table summarizes the Company's material contractual obligations, both fixed and contingent (in thousands):

                                    Limited       Inventory
                                  Partnership      Purchase
Year Ended December 31,            Interest      Commitments      Leases        Total
---------------------------------------------------------------------------------------
2006                              $     5,050    $    10,297    $    4,836    $  20,183
2007                                        -              -         4,504        4,504
2008                                        -              -         2,682        2,682
2009                                        -              -         1,517        1,517
2010                                        -              -           938          938
Thereafter                                  -              -         2,575        2,575
                                  -----------------------------------------------------
                                  $     5,050    $    10,297    $   17,052    $  32,399
                                  =====================================================

On June 30, 2000, Cognex Corporation became a Limited Partner in Venrock Associates III, L.P. (Venrock), a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. In the original agreement with Venrock, the Company committed to a total investment in the limited partnership of up to $25,000,000, with the commitment period expiring on January 1, 2005. In January 2005, the Company signed an amendment to the original agreement with Venrock, which reduces its commitment to $22,500,000 and extends the commitment period through December 31, 2010. The Company does not have the right to withdraw from the partnership prior to December 31, 2010. As of December 31, 2005, the Company had contributed $17,450,000 to the partnership, including $1,575,000 during 2005. The remaining commitment of $5,050,000 can be called by Venrock in any period through 2010.

In addition to the obligations described above, the following items may also result in future material uses of cash:

STOCK REPURCHASE PROGRAM

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the

                                     --19--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company's common stock. The Company repurchased 383,908 shares at a cost of $11,690,000 in 2005 and 1,768,452 shares at a cost of $26,425,000 in 2002 under this program. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including the market value of the Company's common stock and the average return on the Company's invested balances.

DIVIDENDS

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter, including the first quarter of 2006. Dividend payments amounted to $14,960,000 during 2005 and $3,784,000 in the first quarter of 2006. These payments represented a dividend of $0.08 per share in each quarter. Future dividends will be declared at the discretion of the Board of Directors and will depend upon such factors as the Board deems relevant.

STANDBY LETTERS OF CREDIT AND INCOME TAXES

On March 23, 2005, the Company provided standby letters of credit totaling 3,264,887,000 Yen (or approximately $27,683,000 based upon the exchange rate at December 31, 2005) to taxing authorities in Japan that are collateralized by investments on the Consolidated Balance Sheet. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S.
- Japan income tax treaty. The Company has filed a notice of objection and request for deferral of tax payment and intends to contest this assessment vigorously, although no assurances can be made that the Company will prevail in this matter. In September 2003, the Company also filed a request with the Internal Revenue Service Tax Treaty Division for competent authority assistance. Until this matter is resolved, the Company is required to provide collateral for these tax assessments. These letters of credit expire in approximately one year and will be renewed as required. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $27,683,000 in taxes, interest, and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S. The Company has not provided any additional accrual or reserve related to this matter.

DERIVATIVE INSTRUMENTS

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Although the settlement of these instruments may result in significant cash inflows and outflows, they should not expose the Company to significant foreign currency net gains or losses because the terms of the derivative instrument and the underlying exposure are generally matched at inception.

ACQUISITIONS

On March 31, 2003, the Company acquired the wafer identification business of Siemens Dematic AG for 7,000,000 Euros in cash (or approximately $7,630,000) paid at closing, with the potential for an additional cash payment of up to 1,700,000 Euros (or approximately $2,013,000) depending upon the achievement of certain performance criteria. The Company reviewed these performance criteria during the fourth quarter of 2005 and concluded that they were not met. Accordingly, the Company does not expect to make additional payments related to this acquisition. During the first quarter of 2006, Siemens is exercising its right to review the Company's documentation supporting this conclusion.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2005, the Company had no off-balance sheet arrangements.

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

                                   --20--

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

REVENUE RECOGNITION

The Company recognizes revenue from product sales upon delivery if a signed customer contract or purchase order has been received, the fee is fixed or determinable, and collection of the resulting receivable is probable. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met. The Company maintains reserves against revenue for potential product returns. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services is recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete. The Company has established vendor-specific objective evidence of fair value for each undelivered element.

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

INVESTMENTS

At December 31, 2005, the Company's investment balance totaled $239,402,000, of which $229,019,000 consisted of municipal bonds, commercial paper, and other debt securities. Debt securities are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). At December 31, 2005, the Company's portfolio of debt securities had gross unrealized losses totaling $1,172,000.

The remaining investment balance of $10,383,000 represented a limited partnership interest in Venrock Associates III, L.P., a venture capital fund. A director of the Company is a Managing General Partner of Venrock Associates. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. At December 31, 2005, the carrying value of this investment was $10,383,000 compared to an estimated fair value of $12,017,000.

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

The Company monitors the carrying value of its investments compared to their fair value to determine whether an other-than-temporary impairment has occurred. In considering whether a decline in fair value is other than temporary, the Company considers many factors, both qualitative and quantitative in nature. Some of these factors include the duration and extent of the fair value decline, the length of the Company's commitment to the investment, and general economic, stock market, and interest rate trends. In the case of the Company's limited partnership investment, specific communications from the General Partner are also considered in this evaluation. If a decline in fair value is determined to be other-than-temporary, an impairment

                                     --21--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

charge would be recorded in current operations. There were no other-than-temporary impairments of investments in 2005, 2004, or 2003.

ACCOUNTS RECEIVABLE

The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for specific accounts determined to be at risk for collection are estimated by management taking into account the length of time receivables have been outstanding, the risks associated with selling to smaller customers, and the economic conditions of the primary regions and industries sold to, as well as general economic conditions. An adverse change in any of these factors may result in the need for additional bad debt provisions.

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

At December 31, 2005, the Company had net deferred tax assets of $17,894,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Management has evaluated the realizability of these deferred tax assets and has determined that

                                     --22--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

it is more likely than not that these assets will be realized. In reaching this conclusion, management has evaluated relevant criteria, including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

Significant judgment is required in determining worldwide income tax expense based upon tax laws in the various jurisdictions in which the Company operates. The Company has established reserves to provide for additional income taxes that may be due in future years as these previously filed tax returns are audited. These reserves have been established based upon management's assessment as to the potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. All tax reserves are analyzed periodically and adjustments are made as events occur that warrant modification, such as the completion of audits or the expiration of statues of limitations, which may result in future charges or credits to tax expense.

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

The Company recorded net foreign currency losses of $888,000 in 2005, net foreign currency gains of $1,641,000 in 2004, and net foreign currency losses of $1,712,000 in 2003. The Company's exposure to foreign currency gains and losses has increased in recent years as a greater portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. In addition, foreign exchange rates have fluctuated significantly in recent years.

Administering the Company's foreign currency risk management program requires the use of estimates and the application of judgment, including compiling forecasts of transaction activity denominated in various currencies. The failure to identify foreign currency exposures and construct effective hedges may result in material foreign currency gains or losses.

NEW PRONOUNCEMENTS

SFAS NO. 123R, "SHARE-BASED PAYMENT"

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R requires companies to recognize compensation cost for all share-based payments to employees (including stock option and employee stock purchase plans) at fair value. SFAS No. 123R will be effective for public companies no later than the beginning of the first fiscal year after June 15, 2005. The Company will adopt SFAS No. 123R beginning in the first quarter of 2006 using the modified prospective method in which compensation cost is recognized beginning on the effective date.

The Company currently recognizes compensation costs using the intrinsic value based method and, as such, generally recognizes no compensation cost. Accordingly, the adoption of SFAS No. 123R's fair value based method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position. Had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and net income per share in Note 1 to the Company's consolidated financial statements. The impact of the adoption of SFAS No. 123R in future periods will depend, in part, upon the level of share-based payments granted in the future. Based upon preliminary estimates of stock option grants in 2006, as well as preliminary valuation assumptions, such as expected stock price volatility, option lives, and forfeiture rates, the Company anticipates total pre-tax share-based compensation costs for 2006 to approximate $12,000,000.

                                     --23--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SFAS NO. 151, "INVENTORY COSTS"

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company has adopted the provisions of SFAS No. 151 and its adoption did not have a material impact on the Company's financial condition or results of operations.

AJCA OF 2004

In October 2004, the American Jobs Creation Act of 2004 (the "AJCA") was passed. The AJCA provides a deduction for income from qualified domestic production activities, which is being phased in from 2005 through 2010. The AJCA also provides for a two-year phase-out of the existing extra-territorial income exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. In December 2004, the FASB issued FASB Staff Position (FSP) No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." FSP No. 109-1 treats the deduction as a "special deduction" as described in SFAS No. 109. This special deduction has no effect on deferred tax assets and liabilities existing at the enactment date and the effect of this deduction will be reported in the same period in which the deduction is claimed in the Company's tax return.

The AJCA also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This deduction is subject to a number of limitations. After careful review of the AJCA temporary incentive for repatriation of accumulated income, the Company has determined that there will be no immediate changes to its current policy to reinvest the accumulated earnings of its foreign subsidiaries.

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

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to provide a hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

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

The Company enters into currency swaps to hedge the foreign currency exposure of its long-term intercompany loans between the parent and certain of its European subsidiaries. Currency swaps to exchange a total of 41,340,000 Euro Dollars for U.S. Dollars at a weighted-average settlement price of 1.02 USD/Euro, with original terms of approximately four to five years, were outstanding at December 31, 2005. These instruments had a fair value of an $8,987,000

                                     --24--

COGNEX CORPORATION: MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

loss at December 31, 2005, which was materially offset by gains on the Company's intercompany loans. In addition, the Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. dollars and Japanese Yen. Forward contracts to exchange 1,234,500,000 Japanese Yen for Euro Dollars at a weighted-average settlement price of 137.54 Yen/Euro and contracts to exchange 6,060,000 U.S. dollars for Euro Dollars at a weighted-average settlement price of 1.19 USD/Euro, both with terms of one to six months, were outstanding at December 31, 2005. These instruments had a fair value of a $131,000 gain at December 31, 2005.

INTEREST RATE RISK

The Company's investment portfolio includes municipal bonds, commercial paper, and other debt securities. Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value. At December 31, 2005, the fair value of the Company's portfolio of debt securities amounted to $229,019,000, with principal amounts totaling $233,100,000, maturities that do not exceed three years, and a yield to maturity of 2.61%. Differences between the fair value and principal amounts of the Company's portfolio of debt securities are primarily attributable to discounts and premiums arising at the acquisition date, as well as unrealized gains and losses at the balance sheet date.

Given the relatively short maturities and investment-grade quality of the Company's portfolio of debt securities at December 31, 2005, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table presents the hypothetical change in the fair value of the Company's portfolio of debt securities arising from selected potential changes in interest rates (in thousands). This modeling technique measures the change in fair value that would result from a parallel shift in the yield curve plus or minus 50 and 100 basis points (BP) over a twelve-month time horizon.

                         Valuation of securities given    No change in    Valuation of securities given
Type of security           an interest rate decrease     interest rates     an interest rate increase
----------------           -------------------------     --------------     -------------------------
                           (100 BP)           (50 BP)                        50 BP             100 BP
                           --------           -------                        -----             ------

Municipal Bonds,
Commercial Paper, and
Other Debt Securities    $242,445             $242,586   $243,718         $241,799            $241,936

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

At December 31, 2005, the carrying value of this investment was $10,383,000 compared to an estimated fair value, as determined by the General Partner, of $12,017,000. Should the fair value of this investment decline in future periods below its carrying value, the Company will determine whether this decline is other-than-temporary and future impairment charges may be required.

                                     --25--

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

Year Ended December 31,                                               2005         2004        2003
-----------------------                                             ---------    ---------   ---------
Revenue
   Product                                                          $ 192,804    $ 176,569   $ 130,670
   Service                                                             24,071       25,388      19,422
                                                                    ---------    ---------   ---------
                                                                      216,875      201,957     150,092

Cost of revenue
   Product                                                             47,611       42,788      37,870
   Service                                                             15,288       14,583      12,269
                                                                    ---------    ---------   ---------
                                                                       62,899       57,371      50,139

Gross margin
   Product                                                            145,193      133,781      92,800
   Service                                                              8,783       10,805       7,153
                                                                    ---------    ---------   ---------
                                                                      153,976      144,586      99,953
Research, development, and engineering expenses                        27,640       27,063      24,719
Selling, general, and administrative expenses                          82,332       70,674      55,724
                                                                    ---------    ---------   ---------
Operating income                                                       44,004       46,849      19,510
Investment and other income                                             5,130        4,670       5,450
Foreign currency gain (loss)                                             (888)       1,641      (1,712)
                                                                    ---------    ---------   ---------
Income before taxes                                                    48,246       53,160      23,248
Income tax provision                                                   12,544       15,416       7,297
                                                                    ---------    ---------   ---------
Net income                                                          $  35,702    $  37,744   $  15,951
                                                                    ==========   =========   =========
Net income per common and common equivalent share:
   Basic                                                            $    0.76    $    0.83   $    0.37
                                                                    ==========   =========   =========
   Diluted                                                          $    0.74    $    0.80   $    0.36
                                                                    ==========   =========   =========

Weighted-average common and common equivalent shares outstanding:
   Basic                                                               46,709       45,480      43,173
                                                                    ==========   =========   =========
   Diluted                                                             47,935       47,358      44,466
                                                                    ==========   =========   =========
Cash dividends per common share                                     $    0.32    $    0.28   $    0.12
                                                                    ==========   =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION: CONSOLIDATED BALANCE SHEETS
(In thousands)

December 31,                                                           2005         2004
------------                                                         ---------    ---------
ASSETS
Current assets:
   Cash and cash equivalents                                         $  72,856    $  54,270
   Short-term investments                                              169,156      180,409
   Accounts receivable, less reserves of $2,370 and $2,596 in 2005
      and 2004, respectively                                            42,051       33,816
   Inventories, net                                                     18,819       20,091
   Deferred income taxes                                                 7,667        9,504
   Prepaid expenses and other current assets                            16,104       14,871
                                                                     ---------    ---------
         Total current assets                                          326,653      312,961
Long-term investments                                                   70,246      156,397
Property, plant, and equipment, net                                     24,175       23,995
Deferred income taxes                                                   10,227       21,516
Intangible assets, net                                                  50,049        7,506
Goodwill                                                                79,807        7,033
Other assets                                                             3,405        3,900
                                                                     ---------    ---------
                                                                     $ 564,562    $ 533,308
                                                                     =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                  $   7,118    $   5,563
   Accrued expenses                                                     43,476       55,779
   Customer deposits                                                     2,142        3,445
   Deferred revenue                                                      5,305        5,714
                                                                     ---------    ---------
         Total current liabilities                                      58,041       70,501
Commitments (Notes 4, 9, 10, 11, 14, and 17)
Shareholders' equity:
   Common stock, $.002 par value -
      Authorized: 140,000 shares, issued: 47,171 and
            46,155 shares in 2005 and 2004, respectively                    94           92
      Additional paid-in capital                                       216,031      192,860
      Retained earnings                                                304,454      283,712
      Accumulated other comprehensive loss                             (14,058)     (13,857)
                                                                     ---------    ---------
         Total shareholders' equity                                    506,521      462,807
                                                                     ---------    ---------
                                                                     $ 564,562    $ 533,308
                                                                     =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands)

                                                                                                         Common Stock
                                                                                                      -------------------
                                                                                                      Shares    Par Value
                                                                                                      -------   ---------
Balance at December 31, 2002                                                                           46,877   $     94
  Issuance of common stock under stock option, stock purchase, and other plans                          1,309          2
  Tax benefit from exercise of stock options                                                                -          -
  Payment of dividends                                                                                      -          -
  Common stock received for payment of stock option exercises                                               -          -
    Comprehensive income:
      Net income                                                                                            -          -
      Losses on currency swaps, net of gains on long-term intercompany loans, net of tax of $367            -          -
      Net unrealized gain on available-for- sale investments, net of tax of $299                            -          -
      Foreign currency translation adjustment                                                               -          -

      Comprehensive income
                                                                                                      -------   --------
Balance at December 31, 2003                                                                           48,186   $     96
                                                                                                      =======   ========
  Issuance of common stock under stock option, stock purchase, and other plans                          2,232          4
  Tax benefit from exercise of stock options                                                                -          -
  Payment of dividends                                                                                      -          -
  Common stock received for payment of stock option exercises                                               -          -
  Retirement of treasury stock                                                                         (4,263)        (8)
    Comprehensive income:
      Net income                                                                                            -          -
      Losses on currency swaps, net of gains on long-term intercompany loans, net of tax of $1,016          -          -
      Net unrealized loss on available-for-sale investments, net of tax of $696                             -          -
      Foreign currency translation adjustment                                                               -          -

      Comprehensive income
                                                                                                      -------   --------
Balance at December 31, 2004                                                                           46,155   $     92
                                                                                                      =======   ========
  Issuance of stock under stock option, stock purchase, and other plans                                 1,400          2
  Tax benefit from exercise of stock options                                                                -          -
  Payment of dividends                                                                                      -          -
  Repurchase of common stock                                                                             (384)         -
    Comprehensive income:
      Net income                                                                                            -          -
      Gains on long-term intercompany loans, net of losses on currency swaps, net of tax of $82             -          -
      Net unrealized loss on available-for-sale investments, net of tax of $31                              -          -
      Foreign currency translation adjustment                                                               -          -

      Comprehensive income

                                                                                                      -------   --------
Balance at December 31, 2005                                                                           47,171   $     94
                                                                                                      =======   ========

The accompanying notes are an integral part of these consolidated financial statements.

                                                     Accumulated
Additional        Treasury Stock                        Other                                Total
 Paid-in     -----------------------    Retained    Comprehensive         Comprehensive   Shareholders'
 Capital       Shares        Cost       Earnings          Loss               Income          Equity
----------   ---------     ---------    ---------   -------------         -------------   -------------
$  184,595       4,249     $ (72,311)   $ 248,010    $    (5,868)                         $     354,520
    20,782           -             -            -              -                    -            20,784
     4,302           -             -            -              -                    -             4,302
         -           -             -       (5,237)             -                    -            (5,237)
         -           4          (134)           -              -                    -              (134)
         -           -             -       15,951              -            $  15,951            15,951
         -           -             -            -           (625)                (625)             (625)
         -           -             -            -            509                  509               509
         -           -             -            -         (5,076)              (5,076)           (5,076)

                                                                            ---------
                                                                            $  10,759
----------   ---------     ---------    ---------    -----------            =========     -------------
$  209,679       4,253     $ (72,445)   $ 258,724    $   (11,060)                         $     384,994
==========   =========     =========    =========    ===========                          =============
    44,213           -             -            -              -                    -            44,217
    11,722           -             -            -              -                    -            11,722
         -           -             -      (12,756)             -                    -           (12,756)
         -          10          (317)           -              -                    -              (317)
   (72,754)     (4,263)       72,762            -              -                    -                 -
         -           -             -       37,744              -               37,744            37,744
         -           -             -            -         (1,730)              (1,730)           (1,730)
         -           -             -            -         (1,185)              (1,185)           (1,185)
         -           -             -            -            118                  118               118

                                                                            ---------
                                                                            $  34,947
----------   ---------     ---------    ---------    -----------            =========     -------------
$  192,860           -     $       -    $ 283,712    $   (13,857)                         $     462,807
==========   =========     =========    =========    ===========                          =============
    27,213           -             -            -              -                    -            27,215
     7,648           -             -            -              -                    -             7,648
         -           -             -      (14,960)             -                    -           (14,960)
   (11,690)          -             -            -              -                    -           (11,690)
         -           -             -       35,702              -               35,702            35,702
         -           -             -            -            139                  139               139
         -           -             -            -            (52)                 (52)              (52)
         -           -             -            -           (288)                (288)             (288)

                                                                            ---------
                                                                            $  35,501
----------   ---------     ---------    ---------    -----------            =========     -------------
$  216,031           -     $       -    $ 304,454    $   (14,058)                         $     506,521
==========   =========     =========    =========    ===========                          =============

COGNEX CORPORATION: CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year Ended December 31,                                              2005           2004           2003
-----------------------                                           -----------    -----------    -----------
Cash flows from operating activities:
   Net income                                                     $    35,702    $    37,744    $    15,951
   Adjustments to reconcile net income to net cash provided
         by operating activities:
      Depreciation of property, plant, and equipment                    4,387          4,548          5,422
      Amortization of intangible assets                                 4,283          1,526          1,012
      Amortization of investments                                       2,755          3,896          3,728
      Tax benefit from exercise of stock options                        7,648         11,722          4,302
      Deferred income tax benefit                                      (2,996)        (2,568)          (432)
      Net loss (gain) on investment in limited partnership                  -           (154)         1,031
   Changes in current assets and current liabilities:
      Accounts receivable                                              (5,770)        (5,417)        (4,775)
      Inventories                                                       1,048         (3,642)         5,833
      Accounts payable                                                    735           (290)         1,482
      Accrued expenses                                                 (7,089)        15,785            148
      Other current assets and current liabilities                      1,694            (49)        (2,783)
   Other operating activities                                             364             75             45
                                                                  -----------    -----------    -----------
   Net cash provided by operating activities                           42,761         63,176         30,964
Cash flows from investing activities:
   Purchase of investments                                         (1,437,264)      (805,621)      (316,481)
   Maturity and sale of investments                                 1,531,830        716,714        276,529
   Purchase of property, plant, and equipment                          (3,819)        (3,120)        (2,462)
   Cash paid for business acquisitions, net of cash acquired         (111,842)          (123)       (11,787)
                                                                  -----------    -----------    -----------
   Net cash used in investing activities                              (21,095)       (92,150)       (54,201)
Cash flows from financing activities:
   Issuance of common stock under stock option, stock purchase,
      and other plans                                                  27,215         43,900         20,650
   Repurchase of common stock                                         (11,690)             -              -
   Payment of dividends                                               (14,960)       (12,756)        (5,237)
                                                                  -----------    -----------    -----------
   Net cash provided by financing activities                              565         31,144         15,413
Effect of exchange rate changes on cash                                (3,645)         2,120           (660)
                                                                  -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents                   18,586          4,290         (8,484)
Cash and cash equivalents at beginning of year                         54,270         49,980         58,464
                                                                  -----------    -----------    -----------
Cash and cash equivalents at end of year                          $    72,856    $    54,270    $    49,980
                                                                  ===========    ===========    ===========

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

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

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

The Company monitors the carrying value of its investments compared to their fair value to determine whether an other-than-temporary impairment has occurred. If a decline in fair value is determined to be other-than-temporary, an impairment charge related to that specific investment is recorded in current operations. There were no other-than temporary impairments of investments in 2005, 2004, or 2003.

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

                                     --31--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

INTANGIBLE ASSETS

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives. Distribution networks' useful lives range from 11-12 years, customer contracts and relationships' useful lives range from 8-12 years, and completed technologies and other intangible assets' useful lives range from three to six years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable. At the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset based upon the estimated future undiscounted cash flows. If an impairment exists, the Company determines the amount of such impairment based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

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

                                     --32--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain of the Company's products are sold with multiple elements, such as maintenance and support programs, education services, and installation services. The Company accounts for each element separately. The amount allocated to each undelivered element is the price charged when the item is sold separately, with the residual value from the arrangement allocated to the delivered element. The Company has established vendor-specific objective evidence of fair value for each undelivered element. In addition, the Company also provides consulting services. Revenue from maintenance and support programs is deferred and recognized ratably over the program period. Revenue from education and consulting services are recognized over the period the services are provided. Revenue from installation services is recognized when the customer has signed off that the installation is complete.

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

RESEARCH AND DEVELOPMENT

Research and development costs for internally-developed or acquired products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The Company determines technological feasibility at the time the product reaches beta in its stage of development. Historically, the time incurred between beta and general release to customers has been short, and therefore, the costs have been insignificant. As a result, the Company has not capitalized software costs associated with internally-developed products.

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

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. All potential dilutive common shares are excluded from the computation of net loss per share because they are antidilutive. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of foreign currency translation adjustments of $11,277,000 and $10,989,000 at December 31, 2005 and 2004,
respectively, net unrealized losses on available-for-sale investments, net of tax, of $728,000 and $676,000 at December 31, 2005 and 2004, respectively, and losses on currency swaps net of gains on long-term intercompany loans, net of tax, of $2,053,000 and $2,192,000 at December 31, 2005 and 2004, respectively.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and trade receivables. The Company primarily invests in municipal obligations of state and local government entities. The Company has established guidelines relative to credit ratings, diversification,

                                     --33--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

DERIVATIVE INSTRUMENTS

The Company has adopted the accounting and disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or in shareholders' equity as other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Hedges of underlying exposures are designated and documented at the inception of the hedge and are valuated for effectiveness quarterly.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to provide a hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

STOCK-BASED COMPENSATION PLANS

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs were recognized in 2005, 2004, or 2003.

Net income and net income per share as reported in these consolidated financial statements and on a pro forma basis, as if the fair value based method described in SFAS No. 123 had been adopted, are as follows (in thousands, except per share amounts):

Year Ended December 31,                                                                              2005      2004         2003
-------------------------                                                                         --------  --------     --------
Net income, as reported                                                                          $ 35,702  $ 37,744     $ 15,951
                                                                                                 --------------------------------
Less: Total share-based compensation costs determined under fair value based method, net of tax    (9,355)  (13,183)     (14,092)
                                                                                                 --------------------------------
Net income, pro forma                                                                            $ 26,347  $ 24,561     $  1,859
                                                                                                 --------------------------------
Basic net income per share, as reported                                                          $   0.76  $   0.83     $   0.37
                                                                                                 --------------------------------
Basic net income per share, pro forma                                                            $   0.56  $   0.54     $   0.04
                                                                                                 --------------------------------
Diluted net income per share, as reported                                                        $   0.74  $   0.80     $   0.36
                                                                                                 --------------------------------
Diluted net income per share, pro forma                                                          $   0.55  $   0.52(1)  $   0.04
                                                                                                 --------------------------------

(1) Amount was originally reported as $0.49 and has been adjusted to $0.52 for the year ended December 31, 2004 due to a refinement in the calculation.

                                     --34--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants:

Year Ended December 31,                 2005      2004      2003
-----------------------                 ----      ----      ----
Risk-free interest rate                  3.4%      2.5%      2.1%
Expected life (in years)                 2.8       3.1       2.9
Expected volatility                       35%       45%       58%
Expected annualized dividend yield      1.26%      .73%      .85%

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

NOTE 2: NEW PRONOUNCEMENTS

SFAS NO. 123R, "SHARE-BASED PAYMENT"

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R requires companies to recognize compensation cost for all share-based payments to employees (including stock option and employee stock purchase plans) at fair value. SFAS No. 123R will be effective for public companies no later than the beginning of the first fiscal year after June 15, 2005. The Company will adopt SFAS No. 123R beginning in the first quarter of 2006 using the modified prospective method in which compensation cost is recognized beginning on the effective date.

The Company currently recognizes compensation costs using the intrinsic value based method and, as such, generally recognizes no compensation cost. Accordingly, the adoption of SFAS No. 123R's fair value based method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position. Had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and net income per share in Note 1 to the Company's consolidated financial statements. The impact of the adoption of SFAS No. 123R in future periods will depend, in part, upon the level of sharebased payments granted in the future. Based upon preliminary estimates of stock option grants in 2006, as well as preliminary valuation assumptions, such as expected stock price volatility, option lives, and forfeiture rates, the Company anticipates total pre-tax share-based compensation costs for 2006 to approximate $12,000,000.

SFAS NO. 151, "INVENTORY COSTS"

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company has adopted the provisions of SFAS No. 151 and its adoption did not have a material impact on the Company's financial condition or results of operations.

AJCA OF 2004

In October 2004, the American Jobs Creation Act of 2004 (the "AJCA") was passed. The AJCA provides a deduction for income from qualified domestic production activities, which is being phased in from 2005 through 2010. The AJCA also provides for a two-year phase-out of the existing extra-territorial income exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. In December 2004, the FASB issued FASB Staff Position (FSP) No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided

                                     --35--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

by the American Jobs Creation Act of 2004." FSP No. 109-1 treats the deduction as a "special deduction" as described in SFAS No. 109. This special deduction has no effect on deferred tax assets and liabilities existing at the enactment date and the effect of this deduction will be reported in the same period in which the deduction is claimed in the Company's tax return.

The AJCA also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This deduction is subject to a number of limitations. After careful review of the AJCA temporary incentive for repatriation of accumulated income, the Company has determined that there will be no immediate changes to its current policy to reinvest the accumulated earnings of its foreign subsidiaries.

NOTE 3: FOREIGN CURRENCY RISK MANAGEMENT

The Company enters into currency swaps to hedge the foreign currency exposure of its long-term intercompany loans between the parent and certain of its European subsidiaries. These contracts, which relate to the Euro Dollar, have original terms of four to five years. These hedges have been designated for hedge accounting. They are classified as net investment hedges, with the gains or losses on the currency swaps, along with the associated losses or gains on the intercompany loans, net of tax, recorded in shareholders' equity as other comprehensive income (loss) to the extent they are effective as a hedge. The Company recorded net foreign currency gains of $139,000 in 2005 and net foreign currency losses of $1,730,000 and $625,000 in 2004 and 2003, respectively, in other comprehensive income (loss) on the intercompany loans and associated currency swaps.

The Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. These contracts, which relate to the Euro Dollar and Japanese Yen, generally have terms of one to six months. These hedges have not been designated for hedge accounting. The gains or losses on the forward contracts, along with the associated losses or gains on the revaluation and settlement of the intercompany balances and accounts receivable, are recorded in current operations.

In addition to the transactions described above that are included in the Company's hedging program, the Company enters into other transactions denominated in foreign currencies for which the exchange rate gains or losses are included in current operations. The Company recorded net foreign currency losses of $888,000 in 2005, net foreign currency gains of $1,641,000 in 2004, and net foreign currency losses of $1,712,000 in 2003, representing the total net exchange rate gains or losses that are recognized in current operations.

NOTE 4: CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash, cash equivalents, and investments consist of the following (in thousands):

December 31,                         2005         2004
-------------                   ---------    ---------
Cash                            $  72,856    $  54,270
                                ---------    ---------
  Cash and cash equivalents        72,856       54,270
                                =========    =========
Municipal bonds                   140,718      180,409
Commercial paper                   24,584            -
Corporate bonds                     2,500            -
Treasury bills                      1,354            -
                                ---------    ---------
  Short-term investments          169,156      180,409
                                =========    =========
Municipal bonds                    59,863      144,685
Limited partnership interest       10,383       11,712
                                ---------    ---------
  Long-term investments            70,246      156,397
                                =========    =========
                                $ 312,258    $ 391,076
                                =========    =========

                                     --36--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the Company's available-for-sale investments at December 31, 2005 (in thousands):

                                                    Gross        Gross
                                               Unrealized   Unrealized
                              Amortized Cost        Gains       Losses    Fair Value
                              --------------   ----------   ----------    ----------
Municipal bonds               $      141,296   $        5   $     (583)   $  140,718
Commercial paper                      24,590            -           (6)       24,584
Corporate bonds                        2,500            -            -         2,500
Treasury bills                         1,354            -            -         1,354
                              --------------   ----------   ----------    ----------
  Short-term investments             169,740            5         (589)      169,156
  Long-term municipal bonds           60,434           12         (583)       59,863
                              --------------   ----------   ----------    ----------
                              $      230,174   $       17   $   (1,172)   $  229,019
                              ==============   ==========   ==========    ==========

The Company recorded gross realized gains on the sale of debt securities totaling $14,000 in 2005, $392,000 in 2004, and $1,222,000 in 2003. The Company
recorded gross realized losses on the sale of debt securities totaling $525,000 in 2005, $90,000 in 2004, and $24,000 in 2003.

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

As of December 31, 2005, the Company had contributed $17,450,000 to the partnership, including $1,575,000 during 2005. The Company received distributions of $2,904,000 from Venrock during 2005 that were accounted for as a return of capital. At December 31, 2005, the carrying value of this investment was $10,383,000 compared to an estimated fair value, as determined by the General Partner, of $12,017,000.

NOTE 5: INVENTORIES

Inventories consist of the following (in thousands):

December 31,        2005       2004
---------------   --------   --------
Raw materials     $  8,958   $  6,311
Work-in-process      3,406      6,285
Finished goods       6,455      7,495
                  --------   --------
                  $ 18,819   $ 20,091
                  ========   ========

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

                                     --37--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the change in the inventory-related reserve established in the fourth quarter of 2001 (in thousands):

                                                               Balance Sheet                 Statement
                                                       -------------------------------   of Operations
                                                       Inventories    Accrued Expenses        Benefits
                                                       -----------    ----------------   -------------
Initial charge in the fourth quarter of 2001           $    12,500    $          3,800               -
Inventory sold to customers                                 (1,790)                  -   $       1,790
Settlement of purchase commitments                           1,506              (2,400)            894
                                                       -----------    ----------------   -------------
Reserve balance at December 31, 2002                   $    12,216    $          1,400
Benefits to cost of product revenue recorded in 2002                                     $       2,684
                                                       ===========    ================   =============
Inventory sold to customers                                 (1,290)                  -           1,290
Inventory sold to brokers                                     (667)                  -               -
Write-off and scrap of inventory                              (876)                  -               -
                                                       -----------    ----------------   -------------
Reserve balance at December 31, 2003                   $     9,383    $          1,400
Benefits to cost of product revenue recorded in 2003                                     $       1,290
                                                       ===========    ================   =============
Inventory sold to customers                                   (805)                  -             805
Inventory sold to brokers                                     (387)                  -               -
Write-off and scrap of inventory                              (743)                  -               -
                                                       -----------    ----------------   -------------
Reserve balance at December 31, 2004                   $     7,448    $          1,400
Benefits to cost of product revenue recorded in 2004                                     $         805
                                                       ===========    ================   =============
Inventory sold to customers                                   (759)                  -             759
Inventory sold to brokers                                     (158)                  -               -
Write-off and scrap of inventory                              (647)                  -               -
                                                       -----------    ----------------   -------------
Reserve balance at December 31, 2005                   $     5,884    $          1,400
Benefits to cost of product revenue recorded in 2005                                     $         759
                                                       ===========    ================   =============

A favorable settlement of the remaining purchase commitments may result in a recovery of a portion of the remaining $1,400,000 accrued at December 31, 2005.

NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (in thousands):

December 31,                       2005        2004
------------------------------   --------    --------
Land                             $  3,051    $  3,051
Buildings                          17,571      17,571
Building improvements               5,206       4,622
Computer hardware and software     31,976      33,826
Furniture and fixtures              4,314       4,183
Leasehold improvements              2,105       2,197
                                 --------    --------
                                   64,223      65,450
Less: accumulated depreciation    (40,048)    (41,455)
                                 --------    --------
                                 $ 24,175    $ 23,995
                                 ========    ========

Buildings include property held for lease with a cost basis of $4,950,000 at December 31, 2005 and 2004 and accumulated depreciation of $1,333,000 and $1,206,000 at December 31, 2005 and 2004, respectively.

                                     --38--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

                                                Gross    Accumulated   Net Carrying
                                       Carrying Value   Amortization          Value
                                       --------------   ------------   ------------
December 31, 2005
Distribution networks                  $       38,060   $      2,191   $     35,869
Customer contracts and relationships           12,186          2,520          9,666
Completed technologies                          9,028          5,491          3,537
Other                                           1,264            287            977
                                       --------------   ------------   ------------
                                       $       60,538   $     10,489   $     50,049
                                       ==============   ============   ============

December 31, 2004
Customer contracts and relationships   $        8,349   $      1,522   $      6,827
Completed technologies                          5,440          4,864            576
Other                                             176             73            103
                                       --------------   ------------   ------------
                                       $       13,965   $      6,459   $      7,506
                                       ==============   ============   ============

Aggregate amortization expense was $4,283,000 in 2005, $1,526,000 in 2004, and $1,012,000 in 2003. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Year ended December 31,       Amount
-----------------------     ----------
2006                        $    5,634
2007                             5,584
2008                             5,495
2009                             5,280
2010                             5,188
Thereafter                      22,868
                            ----------
                            $   50,049
                            ==========

NOTE 8: GOODWILL

The Company has two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

The changes in the carrying value of goodwill are as follows (in thousands):

                                          MVSD         SISD      Consolidated
                                       ----------    --------    ------------
Balance at December 31, 2003           $    4,522    $  2,700    $      7,222
Purchase price adjustment (Note 17)          (514)          -            (514)
Foreign exchange rate changes                 113         212             325
                                       ----------    --------    ------------
Balance at December 31, 2004           $    4,121    $  2,912    $      7,033
                                       ==========    ========    ============
Business acquisition (Note 17)             73,478           -          73,478
Foreign exchange rate changes                (333)       (371)           (704)
                                       ----------    --------    ------------
Balance at December 31, 2005           $   77,266    $  2,541    $     79,807
                                       ==========    ========    ============

                                     --39--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

December 31,                2005       2004
----------------------    --------   --------
Income taxes              $ 12,653   $  9,165
Forward contracts and
  currency swaps             9,026     19,527
Salaries, commissions,
  and payroll taxes          3,693      3,452
Company bonuses              3,653      5,979
Vacation                     3,094      2,775
Consumption taxes            2,624      4,900
Warranty obligations         1,447      1,758
Inventory purchase
  commitments (Note 5)       1,400      1,400
Professional fees            1,050      1,698
Other                        4,836      5,125
                          --------   --------
                          $ 43,476   $ 55,779
                          ========   ========

The changes in the warranty obligation are as follows (in thousands):

Balance at December 31, 2003          $ 2,119
Provisions for warranties                 797
Fulfillment of warranty obligations    (1,298)
Foreign exchange rate changes             140
                                      -------
Balance at December 31, 2004          $ 1,758
                                      =======
Provisions for warranties                 696
Warranty obligations assumed in
  business acquisition (Note 17)          200
Fulfillment of warranty obligations    (1,055)
Foreign exchange rate changes            (152)
                                      -------
Balance at December 31, 2005          $ 1,447
                                      =======

NOTE 10: COMMITMENTS

At December 31, 2005, the Company had purchase orders totaling $10,297,000 to purchase inventory from various vendors. These purchase commitments relate to expected sales in 2006.

At December 31, 2005, the Company had irrevocable letters of credit totaling $444,000 used to guarantee the Company's performance under certain of its SISD sales arrangements.

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2016 and are accounted for as operating leases. Certain of these leases contain renewal options. Annual rental expense totaled $5,062,000 in 2005, $4,662,000 in 2004, and $4,427,000 in 2003.
Future minimum rental payments under these agreements are as follows
(in thousands):

Year ended December 31,     Amount
-----------------------    --------
2006                       $  4,836
2007                          4,504
2008                          2,682
2009                          1,517
2010                            938
Thereafter                    2,575
                           --------
                           $ 17,052
                           ========

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2009. Annual rental income totaled $763,000 in 2005, $818,000 in 2004, and $1,137,000 in 2003. Rental
income and related expenses are included in "Investment and other income" on the Consolidated Statement of Operations. Future minimum rental receipts under non-cancelable lease agreements are $313,000 in 2006 and 2007, $258,000 in 2008, and $40,000 in 2009.

                                     --40--

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

The Company accepts standard limited indemnification provisions in the ordinary course of business, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company's products. The term of these indemnification provisions generally coincides with the customer's use of the Company's products. The maximum potential amount of future payments the Company could be required to make under these provisions is always subject to fixed monetary limits. The Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions provided to the Company's customers. As a result, the Company believes the estimated fair value of these provisions is minimal.

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

STOCK REPURCHASE PROGRAM

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. The Company repurchased 383,908 shares at a cost of $11,690,000 in 2005 and 1,768,452 shares at a cost of $26,425,000 in 2002 under this program.

STOCK OPTION PLANS

At December 31, 2005, the Company had 9,920,714 shares available for grant under the following stock option plans: the 1998 Non-Employee Director Stock Option Plan, 4,000; the 1998 Stock Incentive Plan, 2,416,714; no shares under the 2001 Interim General Stock Incentive Plan; and the 2001 General Stock Option Plan, 7,500,000.

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

                                     --41--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table summarizes the status of the Company's stock option plans at December 31, 2005, 2004, and 2003, and changes during the years then ended (shares in thousands):

                                                      2005                   2004                   2003
                                            ----------------------    -------------------   ---------------------
                                                          Weighted-             Weighted-               Weighted-
                                                           Average               Average                 Average
                                                          Exercise               Exercise                Exercise
                                              Shares        Price     Shares      Price      Shares       Price
                                            ----------    --------    --------  ---------   --------    ---------
Outstanding at beginning of year                10,620    $  24.74      10,986   $ 22.85      10,381      $ 22.40
  Granted at fair market value                   1,914       25.22       2,253     29.31       2,402        21.54
  Exercised                                     (1,378)      19.39      (2,210)    19.78      (1,279)       15.84
  Forfeited                                       (481)      28.09        (409)    26.06        (518)       25.75
                                            ----------    --------    --------  ---------   --------    ---------
Outstanding at end of year                      10,675       25.36      10,620     24.74      10,986        22.85
                                            ==========    ========    ========  =========   ========    =========
Options exercisable at year-end                  5,648       25.51       5,074     24.52       5,182        22.37
Weighted-average grant-date fair value
  of options granted during the year at
  fair market value                         $     6.01                $   9.22              $   8.32

No stock options were granted above fair market value in 2005, 2004, or 2003.

The following table summarizes information about stock options outstanding at December 31, 2005 (shares in thousands):

                                 Options Outstanding                Options Exercisable
                   -------------------------------------------    -----------------------
                                      Average
                                     Weighted-       Weighted-                  Weighted-
                                     Remaining        Average                    Average
Range of              Number      Contractual Life    Exercise      Number       Exercise
Exercise Prices    Outstanding       (in years)       Price       Exercisable     Price
---------------    -----------    ----------------   ---------    -----------   ---------
$  1.00 - 18.13          1,397                 4.8     $ 14.34          1,195      $13.88
  18.19 - 21.20          1,478                 7.3       21.03            545       20.84
  21.42 - 24.93          1,870                 6.3       19.13          1,297       23.02
  25.02 - 28.51          2,211                 8.6       17.79            395       26.46
  28.67 - 30.81          2,611                 7.3       16.71          1,351       29.31
  30.86 - 59.69          1,108                 7.2       39.83            865       41.85
                   -----------    ----------------   ---------    -----------   ---------
                        10,675                 7.1       25.36          5,648       25.51
                   ===========    ================   =========    ===========   =========

                                     --42--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of one year from the date of purchase. Effective for the purchase period beginning on January 1, 2006, the purchase price was amended to equal 95% of the fair market value of the stock at the end of the six-month payment period, and the holding period was reduced to three months.

The maximum number of shares of common stock available for issuance under the ESPP is 250,000 shares. Effective January 1, 2001 and each January 1st thereafter during the term of the ESPP, 250,000 shares of common stock will always be available for issuance. Shares purchased under the ESPP totaled 21,721 in 2005, 21,031 in 2004, and 31,667 in 2003. The weighted-average fair value of shares purchased under the ESPP was $7.63 in 2005, $10.61 in 2004, and $9.89 in 2003.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31,                2005        2004          2003
-----------------------                ----        ----          ----
Risk-free interest rate                 3.2%        2.3%          2.0%
Expected life (in months)                12          12            12
Expected volatility                      35%         39%           58%
Expected annualized
  dividend yield                       1.15%       1.00%          .85%

NOTE 13: EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary.

Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $1,060,000 in 2005, $967,000 in 2004, and $917,000 in
2003. Cognex stock is not an investment alternative, nor are Company contributions made in the form of Cognex stock.

NOTE 14: INCOME TAXES

Domestic income before taxes was $19,206,000, $22,507,000, and $24,852,000 and foreign income (loss) before taxes was $29,040,000, $30,653,000, and $(1,604,000) in December 31, 2005, 2004, and 2003, respectively.

The provision for income taxes consists of the following (in thousands):

Year Ended December 31,            2005          2004            2003
-----------------------           -------       -------        -------
Current:
  Federal                         $ 3,502       $ 9,662        $ 6,330
  State                               507           758            431
  Foreign                           3,279           983          2,181
                                  -------       -------        -------
                                    7,288        11,403          8,942
Deferred:
  Federal                           3,501          (177)          (616)
  State                               438           306             48
  Foreign                           1,317         3,884         (1,077)
                                  -------       -------         ------
                                    5,256         4,013         (1,645)
                                  -------       -------         ------
                                  $12,544       $15,416         $7,297
                                  =======       =======         ======

                                     --43--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the United States federal statutory corporate tax rate to the Company's effective tax rate is as follows (in thousands):

Year Ended December 31,               2005         2004           2003
-----------------------               ----         ----           ----
Income tax provision at
  federal statutory rate               35%          35%            35%
State income taxes,
  net of federal benefit                1            2              1
Tax-exempt investment
  income                               (3)          (3)            (8)
Foreign tax rate
  differential                         (9)          (6)             4
Other                                   2            1             (1)
                                       --           --             --
Provision for income taxes             26%          29%            31%
                                       ==           ==             ==

Deferred tax assets consist of the following (in thousands):

December 31,                                2005          2004
------------                              ---------     -------
Current deferred tax assets:
  Inventory and revenue related           $   4,805     $  6,321
  Bonus, commission, and other
    compensation                                943          937
  Other                                       1,919        2,246
                                          ---------     --------
Total net current deferred
  tax assets                              $   7,667     $  9,504
                                          =========     ========
Noncurrent deferred tax assets:
  Federal and state tax credit
    carryforwards                         $  11,434     $  8,138
  Net operating loss carryforwards            5,600        3,989
  Acquired completed technologies
    and other intangible assets               3,664        3,180
  Federal and state capital loss
    carryforwards                             1,708        1,640
  Depreciation                                1,478        1,339
  Unrealized investment gains
    and losses                                1,390        1,573
  Acquired in-process technology                924          972
  Other                                         762          685
                                          ---------     --------
                                             26,960       21,516

Noncurrent deferred tax liabilities:
  Nondeductible intangible assets           (16,703)           -
  Other                                         (30)           -
                                          ---------     --------
                                            (16,733)           -

Total net noncurrent
    deferred tax assets                   $  10,227     $ 21,516
                                          =========     ========

At December 31, 2005, the Company had federal research and experimentation tax credit carryforwards of approximately $5,091,000, which may be available to offset future federal income tax liabilities and will begin to expire in 2015. The Company also had approximately $2,467,000 of alternative minimum tax credits and approximately $1,824,000 of foreign tax credits, which may be available to offset future regular income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will begin to expire in 2007. In addition, the Company had approximately $2,052,000 of state research and experimentation tax credit carryforwards, which will begin to expire in 2015.

At December 31, 2005, the Company's subsidiaries had net operating loss carryforwards of approximately $16,000,000, which will expire in 2010, representing a tax benefit of $5,600,000.

The Company recorded certain intangible assets as a result of the acquisition of DVT Corporation on May 9, 2005. The amortization of these intangible assets is not deductible for U.S. tax purposes. A deferred tax liability was established to reflect the federal and state liability associated with not deducting the acquisition-related amortization expenses. The balance of this liability at December 31, 2005 was $16,703,000.

The Company did not establish valuation allowances against its deferred tax assets at December 31, 2005 and 2004. While these assets are not assured of realization, the Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

The Company has established reserves to provide for additional income taxes that may be due in future years as previously filed income tax returns are audited. These reserves

                                     --44--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

have been established based upon management's assessment as to the potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. All tax reserves are analyzed periodically and adjustments are made as events occur that warrant modification, such as the completion of audits or the expiration of statutes of limitations, which may result in future charges or credits to tax expense.

The Company does not provide U.S. income taxes on its foreign subsidiaries' undistributed earnings, as they are deemed to be permanently reinvested outside the U.S. Non-U.S. income taxes are, however, provided on those foreign subsidiaries' undistributed earnings. Upon repatriation, the Company would provide the appropriate U.S. income taxes on these earnings.

On March 23, 2005, the Company provided standby letters of credit totaling 3,264,887,000 Yen (or approximately $27,683,000 based upon the exchange rate at December 31, 2005) to taxing authorities in Japan that are collateralized by investments on the Consolidated Balance Sheet. The Tokyo Regional Taxation Bureau (TRTB) has asserted that Cognex Corporation has a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. The Company disagrees with this position and believes that this assertion is inconsistent with principles under the U.S.
- Japan income tax treaty. The Company has filed a notice of objection and request for deferral of tax payment and intends to contest this assessment vigorously, although no assurances can be made that the Company will prevail in this matter. In September 2003, the Company also filed a request with the Internal Revenue Service Tax Treaty Division for competent authority assistance. Until this matter is resolved, the Company is required to provide collateral for these tax assessments. These letters of credit expire in approximately one year and will be renewed as required. Should the TRTB prevail in its assertion, the income in question would be taxable in Japan and the Company would be required to pay approximately $27,683,000 in taxes, interest and penalties to Japanese taxing authorities. The Company would then be entitled to recoup the majority of this amount from taxing authorities in the U.S. The Company has not provided any additional accrual or reserve related to this matter.

NOTE 15: NET INCOME PER SHARE

Net income per share is calculated as follows (in thousands, except per share amounts):

Year Ended December 31,                                                     2005          2004           2003
-------------------------                                                 --------      --------       --------
Net income                                                                $ 35,702      $ 37,744       $ 15,951
                                                                          --------      --------       --------

Basic:
  Weighted-average common shares outstanding                                46,709        45,480         43,173
                                                                          --------      --------       --------
  Net income per common share                                             $   0.76      $   0.83       $   0.37
                                                                          ========      ========       ========

Diluted:
  Weighted-average common shares outstanding                                46,709        45,480         43,173
  Effect of dilutive stock options                                           1,226         1,878          1,293
                                                                          --------      --------       --------
  Weighted-average common and common equivalent shares outstanding          47,935        47,358         44,466
                                                                          --------      --------       --------
  Net income per common and common equivalent share                       $   0.74      $   0.80       $   0.36
                                                                          ========      ========       ========

Stock options to purchase 3,903,178, 1,656,927, and 2,934,936 shares of common stock were outstanding in 2005, 2004, and 2003, respectively, but were not included in the calculation of diluted net income per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years.

                                     --45--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: SEGMENT AND GEOGRAPHIC INFORMATION

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

The following table summarizes information about the Company's segments (in thousands):

                                                                Reconciling
                                      MVSD           SISD          Items       Consolidated
                                    --------       -------      -----------    ------------
Year Ended December 31, 2005
  Product revenue                   $168,342       $24,462              -       $ 192,804
  Service revenue                     14,202         9,869              -          24,071
  Depreciation and amortization        8,168           286       $    216           8,670
  Operating income                    46,225         4,956         (7,177)         44,004
Year Ended December 31, 2004
  Product revenue                   $155,966       $20,603              -       $ 176,569
  Service revenue                     17,923         7,465              -          25,388
  Depreciation and amortization        5,526           341       $    207           6,074
  Operating income                    53,572         1,336         (8,059)         46,849
Year Ended December 31, 2003
  Product revenue                   $108,170       $22,500              -       $ 130,670
  Service revenue                     12,846         6,576              -          19,422
  Depreciation and amortization        5,863           392       $    179           6,434
  Operating income                    21,397         3,830         (5,717)         19,510

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

No customer accounted for greater than 10% of revenue in 2005, 2004, or 2003.

                                     --46--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about geographic areas (in thousands):

                                     United
                                     States             Japan          Europe           Other      Consolidated
                                   -----------       ----------      ----------       ---------    ------------
Year Ended December 31, 2005
  Product revenue                  $    70,921       $   53,761      $   56,150       $  11,972     $  192,804
  Service revenue                        9,531            6,513           7,299             728         24,071
  Long-lived assets                    144,432            1,895          10,999             110        157,436
Year Ended December 31, 2004
  Product revenue                  $    52,979       $   69,270      $   43,983       $  10,337     $  176,569
  Service revenue                        9,703            8,301           6,596             788         25,388
  Long-lived assets                     26,221            2,396          13,700             117         42,434
Year Ended December 31, 2003
  Product revenue                  $    42,327       $   44,968      $   32,585       $  10,790     $  130,670
  Service revenue                        8,238            5,645           4,808             731         19,422
  Long-lived assets                     27,936            2,434          14,242              26         44,638

Revenue is presented geographically based upon the customer's country of domicile.

NOTE 17: ACQUISITIONS

ACQUISITION OF DVT CORPORATION VISION SENSOR BUSINESS On May 9, 2005, the Company acquired all of the outstanding shares of DVT Corporation, a provider of low-cost, easy-to-use vision sensors, for approximately $111,607,000, net of $4,702,000 cash acquired. The purchase price consisted of $110,346,000 in cash paid at closing (net of acquired cash) and $1,261,000 in transaction costs. The acquisition was accounted for under the purchase method of accounting. Accordingly, DVT Corporation's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

In recent years, the Company has expanded its product line by adding low-cost and easy-to-use vision products, such as its In-Sight and Checker products. However, reaching the many prospects for these products in factories around the world requires a large third-party distribution channel to supplement the Company's own direct end-user sales force. During 2004, the Company started to build a third-party distribution channel and prior to this acquisition had signed over 40 distributors, primarily in North America. With the acquisition of DVT Corporation, the Company immediately gained a worldwide network of more than 150 additional distributors, all fully trained in selling and supporting machine vision products. The Company plans to sell its low-cost, easy-to-use vision products, including the acquired DVT's vision sensors, through these distribution networks.

                                     --47--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase price was allocated as follows (in thousands):

                                                                            Weighted-Average
                                                            Estimated    Amortization Period
                                                           Fair Value              (in years)
                                                           -----------  ---------------------
Accounts receivable                                         $    5,785
Inventories                                                      1,995
Prepaid expenses and other current assets                        5,250
Property, plant, and equipment                                     766
Other assets                                                        57
Intangible assets
  Distribution networks                                         38,060                11.6
  Customer relationships                                         4,740                  12
  Completed technologies                                         3,680                   6
  Trade names, trademarks, and non-competition agreement         1,110                   4
Goodwill                                                        73,478
                                                           -----------
    Total assets acquired                                      134,921
Accounts payable                                                 1,388
Accrued expenses                                                 6,110
Net deferred tax liabilities                                    15,816
                                                           -----------
    Total liabilities assumed                                   23,314
                                                           -----------
Total purchase price                                       $   111,607
                                                           ===========

The goodwill is assigned to the MVSD segment. None of the acquired intangible assets, including goodwill, are deductible for tax purposes. The Company obtained third-party valuations of the acquired intangible assets. The allocation of the purchase price is subject to adjustment through the second quarter of 2006.

The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective periods (in thousands, except per share amounts).

Year Ended December 31,           2005          2004
----------------------------   -----------   -----------
Revenue                        $   227,431   $   230,196
Net income                     $    35,266   $    36,263
Net income per diluted share   $      0.74   $      0.77

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

The original purchase price consisted of 7,000,000 Euros in cash (or approximately $7,630,000) paid at closing, with the potential for an additional cash payment of up to 1,700,000 Euros (or approximately $2,013,000) depending upon the achievement of certain performance criteria. The Company reviewed these performance criteria during the fourth quarter of 2005 and concluded that they were not met. Accordingly, the Company does not expect to make additional payments related to this acquisition. During the first quarter of 2006, Siemens is exercising its right to review the Company's documentation supporting this conclusion. The March 31, 2003 cash payment of 7,000,000 Euros was based upon an estimated balance sheet for the wafer identification business as of March 31, 2003. After receipt of a final March 31, 2003 balance sheet and resolution of certain items in dispute, Siemens reimbursed Cognex 796,000 Euros (or $868,000).

                                     --48--

COGNEX CORPORATION: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The final purchase price of 6,204,000 Euros (or approximately $6,762,000) was allocated as follows: $616,000 to inventories; $274,000 to receivables; $25,000 to accrued expenses; $4,469,000 to customer contracts and relationships, to be amortized over eight years; $447,000 to completed technologies, to be amortized over five years; $98,000 to patents, to be amortized over five years; $44,000 to non-competition agreements, to be amortized over three years; and $839,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

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

The purchase price consisted of 3,777,000 Euros in cash (or approximately $4,516,000), including 3,477,000 Euros paid at closing, 100,000 Euros (or approximately $123,000) paid on December 1, 2004, and 200,000 Euros (or approximately $235,000) paid on December 1, 2005. There was the potential for two additional cash payments of up to 250,000 Euros (or approximately $323,000) each in the third quarter of 2004 and first quarter of 2005 depending upon the achievement of certain performance criteria. These criteria were not met, and therefore, these contingent payments were not made.

The purchase price was allocated as follows: $213,000 to inventories; $76,000 to receivables; $60,000 to fixed assets; $114,000 to accrued expenses; $2,726,000 to customer contracts and relationships, to be amortized over nine years; $155,000 to completed technologies, to be amortized over three years; and $1,400,000 to goodwill, which is assigned to the MVSD segment and is not deductible for tax purposes.

NOTE 18: DIVIDENDS

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter. During the third quarter of 2004, the Company's Board of Directors voted to increase the quarterly cash dividend from $0.06 per share to $0.08 per share. Dividend payments amounted to $14,960,000 in 2005, $12,756,000 in 2004, and $5,237,000 in 2003.

NOTE 19: SUBSEQUENT EVENT

On January 27, 2006, the Company's Board of Directors declared a cash dividend of $0.08 per share. The dividend was paid on February 24, 2006 to all shareholders of record at the close of business on February 10, 2006 and amounted to $3,784,000.

NOTE 20: SUPPLEMENTAL DISCLOSURES

Cash paid for income taxes totaled $2,970,000 in 2005, $2,327,000 in 2004, and $4,169,000 in 2003.

Common stock received as payment for stock option exercises totaled $317,000 in 2004 and $134,000 in 2003.

The Company retired certain fully depreciated property, plant, and equipment totaling $4,234,000 in 2005, $1,824,000 in 2004, and $2,497,000 in 2003.

Advertising costs are expensed as incurred and totaled $3,057,000 in 2005, $2,000,000 in 2004, and $1,684,000 in 2003.

                                     --49--

COGNEX CORPORATION:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COGNEX CORPORATION:

We have audited the accompanying consolidated balance sheets of Cognex Corporation as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cognex Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006 expressed an unqualified opinion thereon.

                                                           /s/ Ernst & Young LLP
Boston, Massachusetts
March 1, 2006

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has evaluated the effectiveness of the Company's internal control over financial reporting based upon the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our evaluation for fiscal year 2005 excluded DVT Corporation, a business which Cognex acquired on May 9, 2005 for approximately $112 million. During the period from the acquisition date to December 31, 2005, approximately $23 million of revenue was recorded on the books of DVT Corporation. Management's report on internal control over financial reporting for fiscal year 2006 will include an evaluation of DVT Corporation.

Based upon our evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

                                     --50--

COGNEX CORPORATION: REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COGNEX CORPORATION:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Cognex Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cognex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DVT Corporation, a business which Cognex Corporation acquired on May 9, 2005 for approximately $112 million. The results of operations for DVT Corporation are included in the 2005 consolidated financial statements of Cognex Corporation from the date of acquisition and included $23 million of revenues for the period May 9, 2005 through December 31, 2005. During the period from the acquisition date to December 31, 2005, approximately $23 million of revenue was recorded on the books of DVT Corporation. Our audit of internal control over financial reporting of Cognex Corporation also did not include an evaluation of the internal control over financial reporting of DVT Corporation.

In our opinion, management's assessment that Cognex Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cognex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Cognex Corporation and our report dated March 1, 2006 expressed an unqualified opinion thereon.

                                                        /s/ Ernst & Young LLP

Boston, Massachusetts
March 1, 2006

                                     --51--

COGNEX CORPORATION: FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

STATEMENT OF OPERATIONS DATA:

Year Ended December 31,                     2005       2004         2003        2002         2001
--------------------------------------   ---------   ---------   ---------   ---------    ---------
Revenue                                  $ 216,875   $ 201,957   $ 150,092   $ 114,107    $ 140,729
Cost of revenue                             62,899      57,371      50,139      39,859       62,345
                                         ---------   ---------   ---------   ---------    ---------
Gross margin                               153,976     144,586      99,953      74,248       78,384
Research, development, and
engineering expenses                        27,640      27,063      24,719      25,630       30,094
Selling, general, and
administrative expenses                     82,332      70,674      55,724      58,376       61,262
Amortization of goodwill                        --          --          --          --        3,108
Charge for intangible asset impairment          --          --          --          --       10,932
                                         ---------   ---------   ---------   ---------    ---------
Operating income (loss)                     44,004      46,849      19,510      (9,758)     (27,012)
Nonoperating income                          4,242       6,311       3,738       1,554       11,341
                                         ---------   ---------   ---------   ---------    ---------
Income (loss) before taxes                  48,246      53,160      23,248      (8,204)     (15,671)
Income tax provision (benefit)              12,544      15,416       7,297      (2,177)      (4,544)
                                         ---------   ---------   ---------   ---------    ---------
Net income (loss)                        $  35,702   $  37,744   $  15,951   $  (6,027)   $ (11,127)
                                         =========   =========   =========   =========    =========
Basic net income (loss) per share        $    0.76   $    0.83   $    0.37   $   (0.14)   $   (0.25)
                                         =========   =========   =========   =========    =========
Diluted net income (loss) per share      $    0.74   $    0.80   $    0.36   $   (0.14)   $   (0.25)
                                         =========   =========   =========   =========    =========
Basic weighted-average common shares
outstanding                                 46,709      45,480      43,173      43,503       43,639
                                         =========   =========   =========   =========    =========
Diluted weighted-average
common shares outstanding                   47,935      47,358      44,466      43,503       43,639
                                         =========   =========   =========   =========    =========
Cash dividends per common share          $    0.32   $    0.28   $    0.12    $     --    $      --
                                         =========   =========   =========   =========    =========

BALANCE SHEET DATA:

December 31,             2005       2004       2003       2002       2001
--------------------   --------   --------   --------   --------   --------
Working capital        $268,612   $242,460   $150,311   $162,808   $143,712
Total assets            564,562    533,308    432,533    385,934    406,904
Long-term debt               --         --         --         --         --
Shareholders' equity    506,521    462,807    384,994    354,520    378,044

                                     --52--

COGNEX CORPORATION: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)

2005 QUARTER ENDED                  APRIL 3      JULY 3     OCTOBER 2    DECEMBER 31
-------------------------------   ----------   ----------   ----------   -----------
Revenue                           $   43,198   $   54,603   $   58,256   $   60,818
Gross margin                          29,408       38,538       42,501       43,529
Operating income                       5,585        9,859       13,926       14,634
Net income                             5,294        7,800       10,858       11,750
Basic net income per share              0.11         0.17         0.23         0.25
Diluted net income per share            0.11         0.17         0.22         0.24
Cash dividends per common share         0.08         0.08         0.08         0.08
Common stock prices:
 High                                  28.44        27.28        33.76        32.70
 Low                                   23.80        21.40        25.43        26.78

2004 Quarter Ended                  April 4      July 4     October 3    December 31
-------------------------------   ----------   ----------   ----------   -----------
Revenue                           $   48,169   $   54,467   $   55,412   $   43,909
Gross margin                          33,380       38,562       40,526       32,118
Operating income                      10,168       14,339       15,875        6,467
Net income                             8,567       10,878       11,655        6,644
Basic net income per share              0.19         0.24         0.26         0.15
Diluted net income per share            0.18         0.23         0.25         0.14
Cash dividends per common share         0.06         0.06         0.08         0.08
Common stock prices:
 High                                  35.05        38.48        37.06        29.90
 Low                                   28.24        30.09        23.50        23.14

                                     --53--

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

Ernst & Young LLP
Boston, Massachusetts

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address. Or request information on-line at http://www.cognex.com

The Company's common stock is traded on The NASDAQ Stock Market, under the symbol CGNX. As of February 26, 2006, there were approximately 600 shareholders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The Company declared and paid a cash dividend of $0.06 per share in the first and second quarters of 2004, and $0.08 per share in the third and four quarters of 2004 and in each quarter of 2005. Any future declaration and payment of cash dividends will be subject to the discretion of the Board of Directors and will depend upon such factors as the Board deems relevant.

                                     --56--